 Exhibit 99.1
    , 2021
Dear Realty Income Stockholder:
We are pleased to inform you that on       , 2021, the board of directors of Realty Income Corporation, a Maryland corporation (“Realty Income”), declared a distribution of the outstanding shares of common stock of Orion Office REIT Inc., a Maryland corporation (“Orion”), which will be a self-managed, publicly traded real estate investment trust (“REIT”) and hold the Office Properties (as hereinafter defined) and certain other assets. The distribution of the shares of Orion is subject to the satisfaction of certain conditions.
The distribution of shares of Orion common stock (the “Distribution”) is contemplated by the agreement and plan of merger, dated as of April 29, 2021 (as amended from time to time, the “Merger Agreement”), by and among VEREIT, Inc. (“VEREIT”), VEREIT Operating Partnership, L.P. (“VEREIT OP”), Realty Income, Rams MD Subsidiary I, Inc., a wholly owned subsidiary of Realty Income (“Merger Sub 1”), and Rams Acquisition Sub II, LLC, a wholly owned subsidiary of Realty Income (“Merger Sub 2”).
Pursuant to the Merger Agreement, Merger Sub 2 has merged with and into VEREIT OP, with VEREIT OP continuing as the surviving partnership (the “Partnership Merger”). Pursuant to the Merger Agreement and immediately following the Partnership Merger, VEREIT has merged with and into Merger Sub 1, with Merger Sub 1 continuing as the surviving corporation (the “Merger” and, together with the Partnership Merger, the “Mergers”, and such effective time of the Merger, the “Merger Effective Time”).
In connection with the Merger, each VEREIT common stockholder will have the right to receive 0.705 newly issued shares of Realty Income common stock, par value $0.01 per share (“Realty Income common stock”), for each share of VEREIT common stock, par value $0.01 per share (“VEREIT common stock”) that they own immediately prior to the Merger Effective Time (and such ratio, the “Exchange Ratio”). In connection with the Partnership Merger, (i) each outstanding common partnership unit of VEREIT OP owned by a partner of VEREIT OP (the “VEREIT OP common units”) other than VEREIT and Realty Income and their respective affiliates that is issued and outstanding immediately prior to the Partnership Merger Effective Time, subject to the terms and conditions set forth in the Merger Agreement, will be converted into the number of newly issued shares of Realty Income common stock equal to the Exchange Ratio, (ii) each outstanding VEREIT OP Series F Preferred Unit that is issued and outstanding immediately prior to the Partnership Merger Effective Time (other than VEREIT OP Series F Preferred Units owned by VEREIT), subject to the terms and conditions of the Merger Agreement, will be converted into the right to receive $25.00 plus all accumulated and unpaid distributions to and including the day that is set forth in the Series F Preferred Stock Redemption Notice (as defined below) and (iii) each VEREIT OP Series F Preferred Unit and common partnership unit of VEREIT OP owned by VEREIT or by Realty Income or their respective affiliates that is issued and outstanding immediately prior to the Partnership Merger Effective Time, subject to the terms and conditions of the Merger Agreement, will remain outstanding as partnership interests in the surviving entity.
Following the Merger Effective Time, Realty Income will contribute those certain office properties, on the terms and subject to the conditions of the Merger Agreement, to Orion (the “Separation” and such properties, the “Office Properties”) and commence the Distribution on       , 2021. Following the Separation and the Distribution, Orion will be a self-managed, publicly traded REIT, with a portfolio of 92 office assets totaling approximately 10.5 million total leasable square feet and will own certain other assets previously owned by Realty Income and VEREIT (collectively with the Office Properties, the “Orion Business”).
The Merger was approved by VEREIT stockholders on       , 2021. On       , 2021, the Realty Income stockholders voted affirmatively to approve the issuance of shares of Realty Income common stock in connection with the transactions contemplated by the Merger Agreement.
We believe that this transaction will allow each of the Realty Income and Orion management teams to focus on their respective portfolios with distinct business strategies. We also believe that the Separation and the Distribution will enable current and potential investors, and the financial community, to evaluate Realty Income and Orion separately and better assess the distinctive merits, performance and future prospects of each business.
The Distribution is expected to occur on       , 2021, by way of a pro rata special dividend to Realty Income stockholders, who will then include former VEREIT common stockholders and certain former VEREIT OP common unitholders that received Realty Income common stock in the Merger and continue to hold such stock as of the close of business on the record date for the Distribution. Assuming that the conditions to the Distribution are satisfied, holders of shares of Realty Income common stock (including the former VEREIT stockholders who continue to hold such stock as of the close of business on the record date for the Distribution) will be entitled to receive [ • ] share of Orion common stock, for each share of Realty Income common stock held by such stockholder as of the close of business on       , 2021, the record date for the Distribution. We expect that the Distribution will be treated as a taxable distribution to such Realty Income stockholders for U.S. federal income tax purposes.
Realty Income stockholders are not required to approve the Distribution, and you are not required to take any action to receive your shares of Orion common stock. Following the Merger and the Distribution, you will own shares in both Realty Income and Orion. The number of shares of Realty Income stock that you own prior to the Distribution will not change as a result of the Distribution. Realty Income common stock will continue to trade on the New York Stock Exchange under the symbol “O.” Orion has been approved to list its common stock on the New York Stock Exchange under the symbol “BELT.”
We have prepared the enclosed information statement, which is being mailed to all holders of shares of Realty Income common stock that are expected to receive shares of Orion common stock in the Distribution. The information statement describes the Separation and the Distribution in detail and contains important information about Orion, its business, financial condition and operations. We urge you to read the information statement carefully.
We want to thank you for your continued support of Realty Income, and we look forward to your future support of Orion.
Sincerely,
Sumit Roy
President, Chief Executive Officer

[Orion Logo]
                 , 2021
Dear Orion Office REIT Inc. Stockholder:
It is our pleasure to welcome you as a stockholder of our company, Orion Office REIT Inc., a Maryland corporation (“Orion”). Following the distribution of all of the shares of Orion common stock by Realty Income Corporation, our company will be a self-managed, publicly traded real estate investment trust (“REIT”) that will own and operate high-quality office properties located in attractive markets in the United States. In addition, Orion will own certain other assets previously owned by VEREIT, Inc. and Realty Income Corporation.
We believe that the creation of a primarily single-tenant suburban office-focused REIT is unique and differentiated in the public REIT market and positions us to benefit from our lack of direct competition in the public commercial real estate market. We intend to focus on suburban markets with strong fundamentals and demographic tailwinds accelerated in the post-COVID environment. We also believe that our management team’s extensive experience and proven track record in office real estate, as well as its in-depth market knowledge and long-standing relationships with local, regional and national industry participants, will enable us to successfully execute our business strategy and generate attractive risk-adjusted returns and long-term value for our stockholders.
We plan to maintain a balance sheet positioned to support a growth-oriented business plan. We believe our conservative leverage and strong liquidity will enable us to opportunistically take advantage of high-quality acquisition opportunities. We seek to generate compelling total returns for our shareholders by augmenting earnings growth with sustainable dividend growth. We expect our dividend to be sized to permit meaningful free cash flow reinvestment into accretive investments. Orion has been approved to list its common stock on the New York Stock Exchange under the symbol “BELT.”
We invite you to learn more about Orion by carefully reviewing the enclosed information statement, which describes the distribution of Orion common stock in detail and contains important information about Orion, our business, financial condition and results of operations, as well as certain risks related to our business. The information statement also explains how you will receive your shares of Orion common stock. We look forward to your support as a stockholder of Orion.
Sincerely,
[ • ] [President and Chief Executive Officer] Orion Office REIT Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.
PRELIMINARY AND SUBJECT TO COMPLETION, DATED            , 2021
INFORMATION STATEMENT
Orion Office REIT Inc.
This information statement is being furnished in connection with the distribution by Realty Income Corporation, a Maryland corporation (“Realty Income”), to its common stockholders, including former common stockholders of VEREIT, Inc., a Maryland corporation (“VEREIT”) and certain former VEREIT Operating Partnership, L.P. (“VEREIT OP”) common unitholders that received Realty Income common stock in the Merger (as hereinafter defined) and continue to hold such stock as of the close of business on       , 2021, the record date for the distribution of all of the outstanding shares of common stock of Orion Office REIT Inc., a Maryland corporation (“Orion”), and until the Distribution Date, a wholly owned subsidiary of Realty Income. The distribution of shares of our common stock (the “Distribution”) is expected to occur following the closing of the merger of VEREIT with and into Rams MD Subsidiary I, Inc., a wholly owned subsidiary of Realty Income (“Merger Sub 1”) (the “Merger,” and such effective time of the Merger, the “Merger Effective Time”), pursuant to the agreement and plan of merger, dated as of April 29, 2021 (as amended from time to time, the “Merger Agreement”), by and among Realty Income, VEREIT, Rams Acquisition Sub II, LLC, a Delaware limited liability company (“Merger Sub 2”) and Merger Sub 1. At the Merger Effective Time, subject to the terms and conditions of the Merger Agreement, each share of VEREIT common stock will be converted into the right to receive 0.705 newly issued shares of Realty Income common stock (the “Exchange Ratio”), and each VEREIT OP common unit (other than those held by VEREIT or Realty Income and their respective affiliates) will be converted into the right to receive 0.705 newly issued shares of Realty Income common stock.
Following the Merger Effective Time, Realty Income will contribute certain office properties to Orion, on the terms and conditions of the Merger Agreement and a related Separation and Distribution Agreement (the “Separation” and such properties, the “Office Properties”), and then commence the Distribution on       , 2021. Following the Separation, we will own 92 office assets totaling approximately 10.5 million total leasable square feet and will own certain other assets previously owned by VEREIT and Realty Income (collectively with the Office Properties, the “Orion Business”).
The Distribution will be conducted pursuant to the terms of the Merger Agreement and a separation and distribution agreement (the “Separation and Distribution Agreement”). The Distribution is subject to certain conditions, described under the heading “The Separation and the Distribution.”
We expect that the shares of Orion common stock will be distributed by Realty Income to Realty Income common stockholders, including former VEREIT common stockholders and certain former VEREIT OP common unitholders that received Realty Income common stock in the Merger and continue to hold such stock as of the close of business on the record date for the Distribution, on       , 2021 (the “Distribution Date”). In the Distribution, Realty Income will distribute all of the outstanding shares of Orion common stock on a pro rata basis to such Realty Income common stockholders, in a transaction that is expected to be a taxable distribution for U.S. federal income tax purposes. For each share of Realty Income common stock held of record by Realty Income stockholders as of the close of business on       , 2021, the record date for the Distribution, such stockholder will receive [ • ] share of Orion common stock, meaning that former holders of VEREIT common stock or VEREIT OP common units who continue to hold the Realty Income shares they received in the Merger will receive [ •] shares of Orion common stock, for each share of VEREIT common stock or VEREIT OP common unit they owned prior to the Merger Effective Time. Former Realty Income common stockholders will own approximately 70% of the Orion common stock, and former VEREIT common stockholders and certain former VEREIT OP common unitholders will together own approximately 30% of the Orion common stock.
As discussed under “The Separation and the Distribution — Trading Before the Distribution Date,” if you sell your shares of Realty Income common stock (including Realty Income common stock received in the Merger) in the “regular-way” market beginning as early as two days before the record date and up to and through the Distribution Date you also will be selling your right to receive shares of Orion common stock in connection with the Distribution. However, if you sell your shares of Realty Income common stock (including Realty Income common stock received in the Merger) in the “ex-distribution” market during the same period, you will retain your right to receive shares of Orion common stock in connection with the Distribution.
There is no current trading market for Orion common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop as early as two trading days before the record date for the Distribution, and we expect “regular-way” trading of Orion common stock to begin on the first trading day following the completion of the Distribution. We expect that our common stock will be listed on the New York Stock Exchange (the “NYSE”) under the symbol “BELT.”
We intend to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2021. Shares of our common stock will be subject to limitations on ownership and transfer that, among other purposes, are intended to assist us in qualifying as a REIT. Our charter (the “Orion Charter”) will contain certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 9.8% limit, in value or by number of shares, whichever is more restrictive, on the ownership of outstanding shares of our common stock and a 9.8% limit, in value, on the ownership of shares of all classes and series of our outstanding stock. For more information, see “Description of Our Capital Stock — Restrictions on Ownership and Transfer.”
[Immediately following the Distribution, we expect to be an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, as such, are allowed to provide in this information statement more limited disclosure than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we may also take advantage of certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the Investor Protection and Securities Reform Act of 2010, for limited periods.]
Realty Income stockholders are not required to approve the Distribution, and you are not required to take any action to receive your shares of Orion common stock.
In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 43.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
The date of this information statement is            , 2021.
This information statement was first mailed to Realty Income stockholders on or about            , 2021.

Presentation of Information
Unless the context otherwise requires, references in this information statement to “Orion,” “our company,” “the company,” “us,” “our” and “we” refer to Orion Office REIT Inc., a Maryland corporation, and its consolidated subsidiaries. References to “Orion LP” or “our operating partnership” refer exclusively to Orion Office REIT LP, a Maryland limited partnership of which Orion Office REIT LP LLC, a Maryland limited liability company, is the initial limited partner and we are the general partner. Following the Separation, Orion LP will function as the operating partnership of Orion.
References to the “Merger” refer exclusively to the merger of VEREIT with and into Rams MD Subsidiary I, Inc., a wholly owned subsidiary of Realty Income. References to Orion’s historical business and operations refer to the Office Properties and related operations of each of Realty Income and VEREIT, as operated by each of Realty Income and VEREIT, that will be transferred to Orion in connection with the Separation.
Unless the context otherwise requires, references in this information statement to “Realty Income” refer to Realty Income Corporation, a Maryland corporation, and its consolidated subsidiaries, and references to “VEREIT” refer to VEREIT, Inc., a Maryland corporation, and its consolidated subsidiaries, prior to the consummation of the Merger. Except as otherwise indicated or unless the context otherwise requires, all references to Orion per share data assume a distribution ratio of [ • ] share of Orion common stock, par value $[0.01] per share (“Orion common stock”), for one share of Realty Income common stock, par value $0.01 per share (the “Distribution Ratio”).
As used herein, all references to “clients” of Orion refer to clients or tenants who have entered into lease agreements with Orion or its subsidiaries.

INFORMATION STATEMENT SUMMARY
The following is a summary of material information discussed in this information statement. This summary may not contain all of the details concerning the Separation, the Distribution or other information that may be important to you. To better understand the Separation, the Distribution and Orion’s business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all of the transactions referred to in this information statement in connection with the Separation and the Distribution. Following the Separation and the Distribution, we will conduct our business as a traditional REIT, in which our properties will be owned and operated by our subsidiary limited partnerships, limited liability companies or other legal entities. We are the sole general partner of Orion LP and own, directly and indirectly, 100% of the limited partnership units in Orion LP. In the future, we may issue common operating partnership units of Orion LP (“OP units”) or preferred operating partnership units of Orion LP (“preferred units”) from time to time in connection with acquisitions of properties or for financing, compensation or other reasons.
This information statement discusses the Office Properties as if the Office Properties were the Orion Business for all historical periods described. References in this information statement to Orion’s historical assets, liabilities, businesses or activities are generally intended to refer to the historical assets, liabilities, businesses or activities of the transferred businesses as the businesses were conducted as part of Realty Income and its subsidiaries and VEREIT and its subsidiaries prior to the Merger.
Our Company
We will be an internally-managed REIT engaged in the ownership, acquisition, and management of a diversified portfolio of mission-critical and headquarters office buildings located in high quality suburban markets across the U.S. and leased primarily on a single-tenant net lease basis to creditworthy clients.
We intend to employ a proven, cycle-tested investment evaluation framework which will serve as the lens through which we make capital allocation decisions for both our current portfolio and future acquisitions. This framework prescribes that investments are evaluated along the following parameters:
Suburban Market Features.    We will focus on suburban markets with strong fundamentals and demographic tailwinds accelerated in the post-COVID environment. We will look for markets with population growth, limited new supply, and highly educated workforces that are well positioned to capitalize on de-urbanization trends amplified by the migration of millennials to the suburbs. The suburbs within Sun Belt states in particular are markets which are now benefiting from an increasing number of corporate relocations from urban coastal markets to inland secondary markets, as companies and employees alike seek a lower cost of living, business-friendly tax and regulatory environments, less density, and better weather. Additionally, we believe there are a variety of markets outside the Sun Belt which possess similar attractive characteristics and are benefiting from similar trends. We will look to opportunistically emphasize both Sun Belt and other similar high quality markets as we grow our portfolio.
Net Lease Investment Characteristics.   We seek stable cash flow from primarily long term leases with high credit quality clients and inflation protection from embedded rent growth. Net leases can enhance stability of cash flows by shifting some or all operating expense burden to the client.
Client Credit Underwriting.   We will pursue both investment grade rated clients and creditworthy non-investment grade rated clients. We will utilize our credit underwriting and real estate expertise to underwrite creditworthy non-investment grade clients that we believe will offer enhanced yield and attractive risk-adjusted returns.
Real Estate Attributes.   We will invest primarily in mission-critical regional and corporate headquarters office locations that are well-located with easy access to commuting routes and on-site amenities that enhance the client’s propensity to renew. When possible, we will look to acquire properties with modern floor plans configured to optimize collaboration and enhance employee productivity. We will also seek to acquire properties that further the ESG (as defined below) initiatives that are core to our strategy.
We will seek to utilize our investment evaluation framework to drive external growth through acquisitions, generate internal growth via asset management, and optimize our portfolio through capital recycling. To accomplish this objective, we intend to execute along three fundamental drivers of our business: External Growth, Asset Management, and Capital Recycling.
External Growth.   We intend to grow our portfolio by acquiring properties that fit the characteristics defined in our investment evaluation framework through multiple sourcing channels leveraging our management team’s extensive relationship network and collective [ • ] years of experience transacting in the single-tenant suburban office market. We expect to pursue both individual assets as well as portfolio opportunities sourced from a wide range of marketed and off-market transactions. We believe that developing a robust growth trajectory from the outset of the Distribution and deploying capital at accretive acquisition spreads will support cash flow growth and drive value creation for our shareholders.
Asset Management.   We will employ active asset management strategies and leverage our client relationships to attract and retain high-quality creditworthy clients, drive re-leasing and renewal activity and maximize our client retention rates. Our active asset management strategy will include utilizing the investment evaluation framework to perform an assessment of each property in our current portfolio of 92 assets with each property to be categorized as follows:
•
Core:   (i) properties where leases will be renewed or re-tenanted and then held long-term or (ii) properties with longer dated leases with limited near term asset management; or

•
Non-Core:   (i) properties where leases will be renewed or re-tenanted and then sold or (ii) properties for near term disposition (no re-leasing or renewal activity).

Additionally, we may seek to address any lease roll or vacancy in our portfolio by converting the space to multi-tenant office use in the event that our management team considers conversion to be the value-maximizing alternative for the subject property.
Capital Recycling.   We expect to selectively dispose of non-core properties in our current portfolio that do not fit our investment evaluation framework. Proceeds from dispositions are expected to be redeployed to fund new acquisitions as well as capital investment into our existing portfolio to further enhance the quality of our portfolio and stability of our cash flows.
We believe that the creation of a primarily single-tenant suburban office-focused REIT is unique and differentiated in the public REIT market and positions us to benefit from our lack of strategy-specific direct competition in the public commercial real estate market. We believe our highly experienced management team’s successful history of operating publicly traded REITs, significant expertise in the U.S. single-tenant suburban office market and extensive relationships with industry participants, combined with our vertically-integrated platform handling investment, finance, property management, and leasing will enable us to identify value creation opportunities and position us for long-term growth. Our management team has a demonstrated history of attracting and managing institutional equity capital via joint ventures with institutional investors formed to leverage our management team’s expertise in the single-tenant suburban office market.
Upon completion of the Separation, our portfolio will consist of 92 office assets totaling approximately 10.5 million total leasable square feet located within 29 states and Puerto Rico. Our portfolio is 94.4% occupied as of December 31, 2020, and generated pro forma annualized base rent (“ABR”) as of December 31, 2020 of $175.7 million, approximately 73% of which was derived from investment grade credit rated clients, which historically have exhibited a strong track record of making scheduled rental payments and showing resilience during times of economic downturn. As of March 31, 2021, our portfolio had a weighted average lease term of 3.7 years.
We plan to maintain a balance sheet positioned to support a growth-oriented business plan. We believe our conservative leverage and strong liquidity will enable us to opportunistically take advantage of high-quality acquisition opportunities. We will seek to generate returns for our shareholders by augmenting earnings growth with a sustainable dividend. We expect our initial dividend to be sized to permit meaningful free cash flow for reinvestment into accretive investments, and to comply with the requirements to maintain our REIT status.
We are committed to environmental, social, and governance (“ESG”) initiatives and being a responsible corporate citizen is integral to our strategy. Our approach has a particular emphasis on environmental stewardship, social responsibility, and corporate governance and compliance. We believe that our ESG initiatives are critical to our success, and we are focused on actions in coordination with our clients that are designed to have a long-term, positive impact for all stakeholders.
We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2021. For more information, see “Business and Properties — Our Company.”
Competitive Strengths
Unique Focus on Single-tenant Suburban Office.   We will be one of the few publicly traded REITs, and the only REIT in the net lease sector, with a dedicated single-tenant suburban office strategy. Our expertise, scale and focus will competitively position us to capitalize on the strong growth potential embedded in suburban markets relative to urban office and other asset classes. We believe that suburban office markets will outperform traditional urban office markets in the future given the ongoing migration trends from urban areas to the suburbs that were accelerated due to the COVID-19 pandemic. Institutional investors’ reduced focus on the single-tenant suburban office asset class has led to pricing dislocation, presenting a potentially attractive entry point for a consolidator in the sector.
Primarily Mission-critical Regional and Corporate Headquarters Locations.   Our corporate clients depend on regional and corporate headquarters locations to house key management personnel, critical IT infrastructure and essential support functions such as accounting, financial reporting, and human resources. In addition, these locations are important incubators of corporate culture, centers for employee development and education, and foster the idea generation resulting from in-person interaction that drives innovation.
High-quality, Diversified Portfolio with Favorable Exposure to Investment Grade Credit.   Our portfolio consists of 92 properties diversified by client and geography, including clients operating across a wide range of industries, including financial services, health care, government services, telecommunications and others, located across 29 states and Puerto Rico. None of our clients represents more than 9.6% of our portfolio by ABR. We believe the diversity of our portfolio and the high credit quality nature of our tenancy will provide us with a strong, stable source of recurring cash flow from which to grow our business. Approximately 73% of our ABR is from investment grade credit rated clients, which historically have exhibited a strong track record of making scheduled rental payments, showing resilience during times of economic downturn.
Resilient Portfolio Performance through Economic Cycles.   Our portfolio has averaged approximately 99% rent collections on a monthly basis from April 30, 2020 through June 30, 2021. We believe that our portfolio’s rent collection rate in the pandemic era is demonstrative of the creditworthiness of our client base and their ability and desire to continue to occupy these key office locations.
Acquisition Strategy Focused on Suburban Office Assets and Primarily Net Leases, with the Ability to Opportunistically Acquire Multi-tenant Office Properties.   Our external growth strategy will focus primarily on acquiring net lease office assets with long term leases of approximately 10 years on average. This long-term, net lease structure will allow us to minimize our exposure to the ongoing expenditures required to operate and maintain our properties as well as help us to avoid the costly downtime and leasing costs associated with shorter lease term assets that face more frequent lease rollover. We believe this will result in a portfolio that produces more stable and predictable cash flows and that delivers superior risk-adjusted returns. Additionally, we may seek to utilize our management team’s expertise and track record to opportunistically acquire multi-tenant suburban office properties that can serve to complement our core single-tenant suburban office strategy, allowing us to further diversify cash flows and enhance scale in our core suburban markets.
Proven Ability to Efficiently Deploy Capital Utilizing Proprietary Sourcing Channels to Enhance Scale.   Our ability to efficiently deploy capital is a direct result of our management team’s extensive network of industry relationships, which we will utilize to source a robust pipeline of attractive marketed, off-market, sale-lease back and build-to-suit investment opportunities through which we have deployed capital. We believe our relationship-based sourcing strategy will continue to generate a sustainable pipeline of opportunities to drive growth and enhance scale.
Balance Sheet Positioned to Support a Growth-oriented Business Plan.   We will be capitalized to enable access to multiple forms of capital. As of December 31, 2020, the portfolio had approximately $254.4 million of total combined debt outstanding. To provide additional liquidity and facilitate growth, and in connection with the Separation, Orion LP expects to enter into a $[ • ] million term loan facility (the “Orion Term Loan”) and a $[ • ] million revolving credit facility (the “Orion Revolving Credit Facility,” and, together with the Orion Term Loan, the “Orion Credit Facilities”). Orion LP will also have [ • ] available as working capital. We do not expect to have any outstanding borrowings under the Orion Revolving Credit Facility at the time of the Distribution. In total, Orion LP expects to have approximately $[ • ] million in outstanding indebtedness upon completion of the Separation. We believe our conservative leverage and strong liquidity will enable us to opportunistically take advantage of high-quality acquisition opportunities.
Active Asset Management Led by Well-regarded, Dedicated Management Team with Significant Experience in Suburban Office and Deep Knowledge of the Portfolio.   Our management team has extensive experience in the single-tenant suburban office real estate sector, including in the operation, leasing, acquisition, development and disposition of assets through all stages of the real estate cycle, and has a proven track record of execution. We believe that our senior management team’s experience, as well as deep and long-standing relationships within the single-tenant suburban office sector, will competitively position us, provide us with unique market insights, allow us to discern market trends, help us to access off-market acquisition opportunities and facilitate our ability to execute our growth plan.
Vertically Integrated, Scalable Platform.   Our platform is vertically integrated across functions, including investment, finance, property management and leasing. Our integrated structure enables us to identify value creation opportunities and realize significant operating efficiencies. Our organization is comprised of approximately [ • ] employees, including local managers and leasing professionals who maintain direct relationships and dialogue with our clients and broker communities. We believe proactive, in-house property management and leasing allows us to exercise greater control of operating and capital expenditures while improving propensity to renew and maximizing re-leasing spreads.
Experienced Management Team with Proven Track Record.   Our management team has extensive experience in the single-tenant suburban office real estate sector, including in the operation, leasing, acquisition, development and disposition of assets through all stages of the real estate cycle, and has a proven track record of execution.
For more information, see “Business and Properties — Competitive Strengths.”
Our Portfolio
Initially our portfolio will consist of 92 properties, including 86 single-tenant office properties and 6 multi-tenant office properties aggregating 10.5 million total leasable square feet.
Region	Total Square Feet (000s)	% of December 31, 2020 ABR
Northeast	2,487	29.4%
Midwest	3,698	28.7%
Southwest	2,760	24.8%
Southeast	647	6.9%
Mid-Atlantic	510	5.8%
West	274	3.0%
Other	56	0.8%
Northwest	74	0.6%
Totals	10,506	100.0%

The following table sets forth our occupancy rate and average annual base rent per square foot for our office properties as of December 31, 2020.
As of	Square Feet Owned (000s)	Occupancy Rate	Average Annual Base Rent per Square Foot
December 31, 2020	10,506	94.4%	$17.23
Additional information on our portfolio of properties is provided in the tables below:
				Property	IG	Annualized	Annualized
#	Client Industry	City	State	Square Feet (000s)	Rated?(1)	Base Rent (000s)(2)	Base Rent per SF
1	Financial Services	Hopewell	NJ	482	✓	$12,134	$25.18
2	Insurance	Buffalo	NY	430	✓	$8,090	$18.79
3	Telecommunications	Bedford	MA	328		$7,364	$22.43
4	Multi- Tenant	Covington	KY	438		$6,227	$14.73
5	Multi- Tenant	Tulsa	OK	329		$5,643	$18.06
6	Health Care	Malvern	PA	188		$5,378	$28.66
7	Health Care	Parsippany	NJ	176	✓	$4,995	$28.37
8	Insurance	Plano	TX	209	✓	$4,188	$20.07
9	Multi- Tenant	Denver	CO	262		$4,132	$28.68
10	Drug Stores	Northbrook	IL	195	✓	$3,907	$20.02
11	Health Care	Berkeley	MO	227	✓	$3,463	$15.22
12	Insurance	Urbana	MD	116	✓	$3,375	$29.15
13	Health Care	Irving	TX	172		$3,346	$19.43
14	Health Care US	Bedford	TX	75		$3,303	$44.04
15	Other	Sterling	VA	207		$3,166	$15.28
16	Other	Schaumburg	IL	178	✓	$2,844	$15.99
17	Insurance	Oklahoma City	OK	147		$2,791	$18.97
18	Telecommunications	Richardson	TX	203	✓	$2,735	$13.45
19	Transportation Services	Uniontown	OH	267	✓	$2,726	$10.23
20	Other Manufacturing	Glen Burnie	MD	120	✓	$2,661	$22.18

				Property	IG	Annualized	Annualized
#	Client Industry	City	State	Square Feet (000s)	Rated?(1)	Base Rent (000s)(2)	Base Rent per SF
21	Multi- Tenant	The Woodlands	TX	154		$2,413	$19.09
22	Multi- Tenant	The Woodlands	TX	175		$2,366	$17.99
23	Health Care US	St. Louis	MO	181	✓	$2,356	$13.01
24	General Merchandise	Providence	RI	136	✓	$2,242	$16.50
25	Telecommunications	Lincoln	NE	150		$2,237	$14.91
26	Telecommunications	Amherst	NY	200		$2,197	$10.98
27	Insurance	Fresno	CA	127	✓	$2,192	$17.26
28	Financial Services	Mount Pleasant	SC	68	✓	$2,186	$32.14
29	Telecommunications	Milwaukee	WI	155	✓	$2,134	$13.78
30	Insurance	Phoenix	AZ	90	✓	$2,089	$23.11
31	Food Processing	St. Charles	MO	96	✓	$2,022	$21.02
32	Financial Services	Englewood	CO	95	✓	$1,942	$20.39
33	Aerospace	Columbus	OH	147	✓	$1,917	$13.08
34	Home Improvement	Santee	CA	73	✓	$1,874	$25.72
35	Multi- Tenant	San Antonio	TX	96		$1,869	$19.49
36	Financial Services	Dublin	OH	150	✓	$1,800	$12.00
37	Other Manufacturing	East Windsor	NJ	66		$1,754	$26.62
38	Telecommunications	Augusta	GA	78	✓	$1,645	$20.83
39	Transportation Services	Memphis	TN	90	✓	$1,633	$18.06
40	Diversified Industrial	Buffalo Grove	IL	105	✓	$1,629	$15.50
41	Diversified Industrial	Longmont	CO	152	✓	$1,604	$10.54
42	Diversified Industrial	Annandale	NJ	105	✓	$1,602	$15.25
43	Health Care	Waukegan	IL	131	✓	$1,543	$11.75
44	Telecommunications	Brownsville	TX	78	✓	$1,539	$19.73
45	Equipment Services	Duluth	GA	126	✓	$1,461	$11.61
46	Telecommunications	East Syracuse	NY	109	✓	$1,446	$13.32
47	Telecommunications	Schaumburg	IL	106	✓	$1,394	$13.10
48	Diversified Industrial	Cedar Rapids	IA	78	✓	$1,356	$17.41
49	Government Services	Ponce	PR	57	✓	$1,326	$23.46
50	Other Manufacturing	Malvern	PA	45		$1,269	$27.95
51	Home Improvement	Kennesaw	GA	80	✓	$1,249	$15.61
52	Government Services	Redding	CA	56	✓	$1,233	$22.18
53	Financial Services	Harleysville	PA	80	✓	$1,181	$14.71
54	Drug Stores	Deerfield	IL	110	✓	$1,165	$10.61
55	Telecommunications	Salem	OR	74	✓	$1,120	$15.17
56	Drug Stores	Deerfield	IL	105	✓	$1,119	$10.61
57	Drug Stores	Deerfield	IL	105	✓	$1,118	$10.61
58	Drug Stores	Deerfield	IL	105	✓	$1,116	$10.61
59	Other	Dublin	OH	69		$1,108	$16.12
60	Government Services	Parkersburg	WV	67	✓	$1,071	$15.94
61	Telecommunications	Nashville	TN	69	✓	$1,037	$14.97

				Property	IG	Annualized	Annualized
#	Client Industry	City	State	Square Feet (000s)	Rated?(1)	Base Rent (000s)(2)	Base Rent per SF
62	Government Contractor	Lawrence	KS	97		$1,010	$10.38
63	Government Services	Malone	NY	31	✓	$998	$32.44
64	Health Care	Nashville	TN	55	✓	$969	$17.77
65	Other	Tulsa	OK	108		$966	$8.98
66	Drug Stores	Deerfield	IL	82	✓	$870	$10.61
67	Government Services	New Port Richey	FL	49	✓	$866	$17.76
68	Government Contractor	Lawrence	KS	97		$866	$8.89
69	Government Services	Knoxville	TN	25	✓	$820	$32.26
70	Financial Services	Warwick	RI	70	✓	$762	$10.93
71	Government Services	Dallas	TX	18	✓	$761	$43.16
72	Insurance	Cedar Falls	IA	45	✓	$753	$16.56
73	Government Services	Grangeville	ID	35	✓	$742	$21.00
74	Drug Stores	Deerfield	IL	67	✓	$707	$10.61
75	Health Care	Indianapolis	IN	83		$587	$7.09
76	Government Services	Minneapolis	MN	39	✓	$493	$12.55
77	Food Processing	Blair	NE	30	✓	$486	$16.21
78	Government Services	Sioux City	IA	11	✓	$484	$43.29
79	Government Services	Eagle Pass	TX	22	✓	$449	$20.51
80	Government Services	Paris	TX	11	✓	$435	$40.26
81	Government Services	Fort Worth	TX	16	✓	$405	$25.59
82	Government Services	Plattsburgh	NY	19	✓	$338	$18.16
83	Government Services	Brownsville	TX	11	✓	$322	$30.51
84	Government Services	Caldwell	ID	11	✓	$259	$24.08
85	Government Services	Eagle Pass	TX	12	✓	$202	$17.33
86	Government Services	Cocoa	FL	6	✓	$176	$28.84
87	Vacant	Tucson	AZ	125		$0	$0.00
88	Vacant	Sierra Vista	AZ	24		$0	$0.00
89	Vacant	El Centro	CA	18		$0	$0.00
90	Vacant	Ridley Park	PA	23		$0	$0.00
91	Vacant	Englewood	CO	61		$0	$0.00
92	Vacant	Richardson	TX	116		$0	$0.00
Total				10,506		$175,748	$17.23

(1)
Indicates whether the tenant has a credit rating, or is a subsidiary or affiliate of a company that has a credit rating, of Baa3/BBB- or higher from one of the three major rating agencies (Moody’s / S&P / Fitch).

(2)
Contractual base rent for the month ending December 31, 2020 annualized.

Debt Information (As of December 31, 2020)
	Interest Rate (as of December 31, 2020)	Fixed or Floating Interest Rate	Contractual Maturity Date	Mortgage Balance ($000s, as of December 31, 2020)
	5.55%	Fixed	4/1/2021	$39,611
	5.02%	Fixed	7/1/2021	$19,187
	5.40%	Fixed	7/1/2021	$14,040
	L+325 bps	Floating	8/19/2021	$15,069
	6.05%	Fixed	5/6/2022	$2,100
	6.05%	Fixed	5/6/2022	$500
	4.73%	Fixed	6/1/2022	$27,700
	4.88%	Fixed	6/1/2022	$9,625
	4.73%	Fixed	6/1/2022	$8,600
	4.73%	Fixed	6/1/2022	$4,700
	4.60%	Fixed	6/6/2022	$10,367
	4.60%	Fixed	6/6/2022	$7,135
	4.23%	Fixed	3/1/2023	$74,250
	3.95%	Fixed	4/1/2023	$8,672
	5.63%	Fixed	6/1/2032	$12,811
Totals	4.71%		1.8 Years	$254,367
Top Clients
As of December 31, 2020, our top ten clients measured by Annualized Contractual Base Rent (for the month ending December 31, 2020) are as follows:
Client	Square Feet Leased (000s)	Annualized Base Rent for the month ending December 31, 2020 ($000s)	Percentage of December 31, 2020 ABR
Government Services Administration	873	$17,061	9.7%
Merrill Lynch	482	$12,134	6.9%
Cigna	708	$12,095	6.9%
HealthNow Systems	430	$8,090	4.6%
RSA Security	328	$7,364	4.2%
Walgreens	575	$6,094	3.5%
Cimarex Energy	312	$5,643	3.2%
Teva Pharmaceuticals	188	$5,378	3.1%
T-Mobile	300	$5,341	3.0%
The Medicines Company (Novartis)	176	$4,995	2.8%
Top Ten Client Industries
As of December 31, 2020, our top ten client industries measured by Annualized Contractual Base Rent (for the month ending December 31, 2020) are as follows:

Industry	Square Feet Leased (000s)	Annualized Base Rent for the month ending December 31, 2020 ($000s)	Percentage of December 31, 2020 ABR
Health Care	1,425	$28,547	16.2%
Telecommunications	1,551	$24,848	14.1%
Insurance	1,165	$23,478	13.4%
Financial Services	953	$20,191	11.5%
Government Services	912	$17,547	10.0%
Diversified Industrial	874	$14,053	8.0%
Drug Stores	770	$10,001	5.5%
Other	640	$9,601	5.5%
Home Improvement	301	$7,323	4.2%
Other Manufacturing	231	$5,684	3.2%
Lease Expirations
The table below sets forth lease expirations for all of our properties as of December 31, 2020 assuming none of the clients exercise renewal options:
Year	Square Feet of Expiring Leases (000s)	Percentage of Property Square Feet	Annualized Base Rent for the month ending December 31, 2020 ($000s)	Percentage of December 31, 2020 ABR
2021	821	7.8%	$15,579	8.9%
2022	1,323	12.6%	$23,272	13.2%
2023	1,652	15.7%	$24,377	13.9%
2024	2,675	25.5%	$50,102	28.5%
2025	935	8.9%	$16,249	9.2%
2026	773	7.4%	$15,693	8.9%
2027	645	6.1%	$10,263	5.8%
2028	453	4.3%	$7,461	4.2%
2029	211	2.0%	$3,192	1.8%
2030	75	0.7%	$3,303	1.9%
Thereafter	944	9.0%	$6,257	3.6%
For more information, see “Business and Properties — Our Portfolio.”
Market Opportunity
We believe that the combination of market dynamics in each of the suburban office and net lease sectors presents an attractive investment opportunity unique in the public REIT market.
We believe that a suburban office strategy deployed in scale across high quality suburban markets with strong fundamentals is positioned to capture the demographic trends that have been accelerated in the post-COVID environment, including the de-urbanization of millennials.
We also believe that a primarily single-tenant net lease strategy featuring long term leases will benefit from durable, predictable cash flows often supported by investment grade credit tenancy with inflation protection through contractual rent growth.
Suburban Office Market Opportunity
We believe there are a number of macroeconomic and demographic trends that are positive for the outlook of our single-tenant suburban office strategy including:

Substantial Total Addressable Market for Suburban Office Investment
We believe there is substantial investment opportunity in the suburban office real estate market. According to data from JLL and management’s estimates, the suburban office sector comprises an estimated $1.0 trillion to $1.5 trillion of commercial properties across the single tenant and multi-tenant suburban office markets in the U.S.
Shifting Lifestyle Preferences of the Millennial Cohort
We believe that certain suburban markets are attractive migration targets for millennials leaving the urban core as they age and start families. Millennials are the largest, most diverse, and most educated generation in the U.S., according to Brookings. As they leave the urban core, we believe that they are likely to amplify the “clustering” trend whereby Americans are increasingly sorting by education level and that suburban markets with a high concentration of college-educated workers, a critical mass of innovative industries, direct access to public transportation, community centers, quality education systems, and adequate supply of affordable housing are likely to experience robust growth. With approximately 68 million individuals between the ages of 25 and 39 as of July 1, 2020 according to U.S. Census Bureau projections, the millennials generation is the largest generation in the U.S. and is therefore expected to be the predominant group in the workforce for the foreseeable future. As the majority of millennials mature into their thirties, we believe many have entered or are entering into a stage of life where the confluence of starting a family, continuing to pursue a career and purchasing a home become priorities and, as a result, issues such as employment opportunities, cost of living, quality of life, proximity to work and access to well-regarded schools are becoming increasingly important. We believe these preferences, combined with diminishing single-family home affordability in the major markets, will cause many millennials to pursue opportunities to live and work within suburban markets that can address their evolving career and personal goals.
De-urbanization: Population Shift from Urban to Non-urban Communities
The net population flow out of U.S. urban neighborhoods and into non-urban neighborhoods doubled in the period between March and September 2020 as compared to the average for the same months in 2017 through 2019, according to the Federal Reserve Bank of Cleveland. We believe our suburban focus positions us well to capture additional growth from these trends.
We believe that the suburbs present meaningful benefits to employers as office space in suburban locations typically costs less than equivalent space in central business districts and many suburban locations offer lower taxes than central business districts. Suburban offices offer compelling benefits to employees as well, including shorter commute time and ample/free parking. In addition to the benefit of close proximity to where a majority of the workforce lives, employers also are attracted to suburban markets due to lower occupancy costs relative to central business district costs. Because millennial talent in recent years had been generally clustered in central cities, employers had been willing to bear the burden of higher central business district rents in order to attract that talent. However, as previously discussed, current demographic trends are now pointing towards a migration to the suburbs. Post-pandemic office space utilization trends suggest a reversal of the previous decade’s prevailing trend of densification of employees, with continually decreasing office square footage per employee. New social distancing protocols and the desire for more collaborative space may serve as a catalyst for increasing office square footage per employee — space that is more affordably obtained in a suburban office rather than the urban core.
Additionally, given potential inflationary pressures in the current economic environment, prospects for wage inflation may increase pressure on corporate margins, making the cost advantage of suburban office space all the more attractive.
Corporate Relocation Trends
Large corporations continue to announce relocations and/or new corporate campuses away from major coastal urban “gateway” (“Gateway” or “GW”) hubs and toward inland suburban and “secondary” markets.
We believe that suburban markets that have been targets of high-profile corporate relocation processes are likely to enjoy a meaningful “halo effect” in the eyes of the millennial workforce and employers alike. We believe that similar suburban secondary markets will continue to be considered for other corporate relocations, and we further believe that announcements by Amazon, Microsoft, Google and others will serve to further raise the profiles of suburban markets among a broader group of employers. Additionally, we believe these announcements will act as a catalyst for public infrastructure projects located in and around denser suburban submarkets, creating additional attractive options for similar corporate relocations.
Office workers in the coastal Gateway cities are increasingly relocating to non-gateway (“Non-Gateway” or “NGW”) markets that provide more space, lower cost of living, more advantageous state income tax constructs and warmer weather. As a result, companies continue to follow the migration of talent, either by moving their headquarters or by expanding to cities outside their main Gateway city location(s).
Favorable tax and regulatory environments in Non-Gateway cities with more fiscally stable local governments are enticing companies with lower commercial property taxes, quality public services and infrastructure. Fiscal health is an important factor in the assessment of long-term outlooks across markets.
Taxpayer Burden or Taxpayer Surplus. According to research from the think tank Truth in Accounting in the chart that follows, a Taxpayer Burden is the amount of money each taxpayer would have to contribute if the city were to pay all of its debt accumulated to date. Conversely, a Taxpayer Surplus is the amount of money left over after all of a city’s bills are paid, divided by the estimated number of taxpayers in the city. We believe that markets with better fiscal health relative to competing markets are best positioned to continue to benefit from corporate relocation trends.
Fiscal Health of Top 75 U.S. Cities

Taxpayer Surplus
Taxpayer Burder
Irvine $4,100
Washington D.C. $3,500
Charlotte $3,400
Fresno $3,200
Plano $2,800
Stockton $2,600
Lincoln $2,500
Aurora $2,200
Arlington $2,100
Tampa $1,700
Raleigh $1,400
Tulsa $100
Corpus Christi ($300)
Oklahoma City ($400)
Long Beach ($500)
Greensboro ($700)
San Antonio ($1,100)
Wichita ($1,200)
Louisville ($1,300)
Bakersfield ($1,600)
Fort Wayne ($1,700)
Henderson ($1,900)
Minneapolis ($1,900)
Virginia Beach ($2,100)
Las Vegas ($2,100)
St. Paul ($2,300)
Orlando ($2,300)
Chula Vista ($2,300)
Colorado Springs ($2,300)
Austin ($3,300)
Riverside ($3,300)
Indianapolis ($3,500)
Memphis ($3,700)
El Paso ($3,900)
Los Angeles ($4,000)
Toledo ($4,100)
San Diego ($4,500)
Sacramento ($4,600)
($75,000) ($55,000) ($35,000) ($15,000) $5,000
Taxpayer Surplus
Taxpayer Burder
Columbus ($4,800)
Detriot ($5,100)
Cleveland ($5,100)
Mesa ($5,300)
Seattle ($5,400)
Santa Ana ($5,400)
Phoenic ($5,500)
Albuquerque ($5,800)
Anaheim ($6,200)
Denver ($6,500)
Omaha ($7,100)
Anchorage ($7,800)
Tucson ($8,100)
Jacksonville ($8,500)
Lexington ($9,100)
San Jose ($9,400)
Dallas ($9,400)
Kansas City ($9,800)
Atlanta ($9,900)
Boston ($10,200)
Miami ($10,600)
Houston ($11,600)
Fort Worth ($12,300)
Milwaukee ($12,800)
St. Louis ($14,500)
Cincinnati ($15,600)
Pittsburgh ($15,600)
Baltimore ($16,000)
San Francisco ($17,000)
Portland ($18,400)
Nashville ($18,400)
Oakland ($18,600)
New Orleans ($18,800)
Philadelphia ($25,500)
Honolulu ($26,400)
Chicago ($37,100)
New York City ($63,100)
($75,000) ($55,000) ($35,000) ($15,000) $5,000

Source: Financial State of the Cities 2020, TIA.org
The following are examples of recent corporate relocation announcements:
•
In May 2021, Credit Karma announced plans to expand in Charlotte with its new East Coast headquarters, adding 600 jobs over the next five years.

•
In April 2021, Apple Inc. announced plans to invest $1 billion over 10 years in Raleigh’s Research Triangle. The investment will create at least 3,000 new jobs in machine learning, artificial intelligence, software engineering, and other cutting-edge fields.

•
In February 2021, Microsoft Corporation announced plans for a new datacenter region with a presence in Douglas and Fulton counties (Atlanta metro). These investments put Atlanta on the path toward becoming one of Microsoft’s largest hubs in the U.S.

•
In February 2021, Amazon.com, Inc. unveiled the next phase of its $2.5 billion HQ2 in Northern Virginia. The new headquarters will include three towers with 2.8 million square feet of office space.

•
In January 2021, Digital Realty Trust Inc., a data center owner/operator used by major technology companies, relocated its global headquarters to Austin from San Francisco.

•
In December 2020, Oracle Corporation announced that it is moving its corporate headquarters from Silicon Valley to Austin.

•
In December 2020, Hewlett Packard Enterprise announced it will move its headquarters to Houston after nearly a century in Palo Alto.

•
In December 2020, Schwab Corporation and TD Ameritrade announced on the heels of their $26 billion merger that the combined company’s headquarters would relocate from San Francisco to North Texas.

•
In December 2020, Peloton Interactive, Inc. quadrupled its office usage in Plano, allowing the company to hire up to 1,600 employees, making the office the company’s largest location.

•
In October 2020, CBRE Group, the country’s largest commercial real estate services company with over 100,000 employees globally, announced that it is moving its headquarters from Los Angeles to Dallas.

•
In December 2018, Indigo Ag, Inc. announced it will establish its headquarters for North American commercial operations in downtown Memphis, where it will create 700 new jobs.

•
In September 2018, Chipotle Mexican Grill, Inc. announced it would consolidate offices from New York and Colorado to Columbus.

•
In May 2018, AllianceBernstein L.P., a global investment-management and research firm, announced it would be relocating its corporate headquarters to Nashville from New York City.

Increase in Work From Home (“WFH”) Initiatives
We believe the increase in WFH initiatives across the U.S. will increase the attractiveness of the suburbs and lower-cost markets as employment centers. We believe employees have greater flexibility as to where they do their work, and that as employees migrate from urban centers, employers will follow. Given the continued importance of the office as a hub for training and development of corporate culture, employers and employees alike may come to prefer a hybrid work model with some level of flexibility between WFH and office work. When working in the office, employees may prefer an arrangement that is most conducive to their lifestyle (minimal commutes, access to parking, etc.) and as such, employers will continue to react to the decentralization of their employees by locating office facilities in the suburbs. We also believe that changing office space utilization patterns in a post-COVID office environment will serve to reverse the longstanding trend of increased densification of employees that has persisted for much of the past decade in urban offices. As employers react to social distancing protocols and recognize the need for more collaborative group working space, there is likely to be an increase in office square footage per employee, which should serve as a positive tailwind for demand.
Sun Belt States, Home to Many Thriving Suburban Markets, are Increasingly Attractive
The Sun Belt region has experienced significant growth in population. Between 2000 and 2020, Sun Belt states increased their collective population by 28 million people, which represented 56% of all U.S. population growth, according to the U.S. Census Bureau. Sun Belt states represent 40% of the U.S. population as of 2020, an increase from 37% in 2000. Approximately 25% of our portfolio ABR is located in Sun Belt states. We believe these markets benefit from increased demand resulting from the Sun Belt’s increased percentage of the total population.
Office-using jobs continue a recovery to pre-COVID levels. Sun Belt markets are mostly back to pre-COVID office-using employment levels with the exception of oil or tourism-dependent markets (e.g., Orlando, Houston). A loosening of COVID-era restrictions and stronger macroeconomic growth point to a continued recovery.

Source: Green Street Advisors. REIT Office Sector Update May 24, 2021. Based on data from 2010–2020.
Non-Gateway suburban markets benefit from improving prospects and converging fundamentals relative to Gateway urban markets. Demand for office properties has shifted over time, with positive momentum in suburban real estate continuing into 2021 as dense urban markets have experienced higher levels of COVID-related disruption.
Suburban vs Urban Office Total Returns

Source: Newmark
Suburban office markets continue to outperform by 282 basis points on average, in part due to prevalence of single-tenant buildings with longer term leases which offer an alternative risk profile compared with multi-tenant urban properties.

Suburban vs Urban Office Total Returns by Market
1Q2020 – 1Q2021 (National Council of Real Estate Investment Fiduciaries)

Source: Newmark
Rent Growth Forecast: Non-Gateway market supply growth as a percent of existing stock was considerably higher than Gateway’s over the 25+ years ending 2020, helping explain the superior rent growth that the Gateway markets delivered over that time period. However, in the past few years, the delta in supply growth converged, though it will be slightly wider than historical averages over the next five years. As a result, net effective rent growth expectations have also diverged through 2025.
Office Annualized Rent Growth

Source: Green Street Advisors. 2021 U.S. Office Outlook Jan 20, 2021.
Leasing Costs: Gateway markets historically held an advantage over Non-Gateway with regard to leasing costs, which meant that Gateway landlords kept comparatively more net cash flow in their earnings than Non-Gateway landlords. That advantage has compressed in the last decade as landlord pricing power became comparably reduced in Gateway markets and larger tenant improvement packages became the norm. Comparable capital expenditure requirements across markets suggest similar long-term net operating income (“NOI”) growth across markets. We expect that when we invest capital to fund leasing costs, it will be done upon determination that the investment is expected to produce an acceptable risk-adjusted return on capital.

Tenant Improvements & Leasing Commissions as Percent of NOI

Source: Green Street Advisors. 2021 U.S. Office Outlook Jan 20, 2021. Based on data from 2004 – 2019.
Net Lease Market Opportunity
Net Lease Investment Market
Net lease properties have historically generated consistent and stable rent growth across economic cycles relative to other property types. The long term nature of net leases and their pass-through rent structure can mitigate some risks associated with economic downturns and the effects of inflation on operating expenses.
The net lease real estate market is highly fragmented and undercapitalized, creating significant opportunities for well-capitalized investors with market knowledge, sector expertise and deal-sourcing capabilities. The lack of competition from publicly traded institutional capital and the fragmented nature of the sector provide opportunities for well-capitalized and experienced investors to gain scale, act as consolidators and continue to institutionalize the sector.
While competition for individual assets remains driven mostly by non-institutional buyers, there is growing institutional investor acceptance of the net lease sector as an important piece of the broader real estate investment universe. Over the past decade, the net lease sector public market cap has become a meaningful component of the MSCI REIT index, currently comprising about 12%, up from 4% in 2012, and current total equity capitalization in excess of $160 billion, up from $40 billion in 2012. This translates to greater visibility for the asset class and greater investor demand for exposure.
The strong investment interest in net lease real estate in recent years drove cap rates for single client properties to historic lows. While the single-tenant office property cap rate remained low, the spread to corporate bond yields remained relatively wide. Through March 2020, the single-tenant office cap rate to Baa corporate bond yield spread increased to 271 basis points, compared with the long-term average since 2001 of 172 basis points. In late 2020, with corporate bond yields falling, the spread widened to 306 basis points; however, recent increases in corporate bond yields reduced the spread to 271 basis points in June 2021, yet the spread remained greater than the long-term average. As net lease real estate can offer stable income streams with characteristics similar to those of income yielding bonds, the wide spread between corporate bond yields and the stable cap rate highlights the potential opportunity for attractive risk-adjusted returns relative to corporate bonds.

Characteristics of Net Lease Properties
Relative to other commercial property types, net lease properties generally feature stable rents with minimal property management responsibilities or operating expenses and inflation mitigation measures embedded in many net lease contracts. Net leases typically have longer lease terms than gross leases. The initial term of a net lease is often more than 10 years. With its predictable cash flows paid at regular intervals, the net lease structure exhibits similar characteristics to interest-bearing corporate bonds.
Importance of Client Credit Underwriting and Real Estate Use
As net leases generally have longer terms than gross leases, including extension options, many net leases can span multiple economic cycles, reducing re-tenanting risk. If a net lease client vacates, the property reverts to the landlord and should hold residual value depending upon the location, quality and other characteristics of the property. Net lease properties are often key sites that are mission-critical to a client’s core business. The mission-critical nature of these sites may also contribute to clients prioritizing the payment of rent during the economic slowdowns or shutdowns. The importance of each building often means that clients are committed for the longer term, improving the likelihood of renewal and helping to minimize some of the vacancy risk associated with commercial real estate.
The financial strength of a client, as well as the long-term outlook for the client’s industry, can potentially reduce risks from economic or real estate downturns. Clients with stronger corporate balance sheets may be less likely to default on rent payments or ask for rent relief and rent concessions, helping to minimize vacancy risk or the risk of not collecting rent. Corporate credit ratings for clients can be instrumental in helping owners of net lease properties underwrite the risk of a client, similar to how they help corporate bond investors assess the risk or creditworthiness of an issuer.
ESG Opportunity
Our leadership team is committed to collaborating with our clients to implement ESG initiatives across our portfolio and management will be held accountable for producing results. We intend to utilize a performance framework to track progress on key performance indicators against a measurable baseline and the leadership team’s compensation will be tied to progress against benchmarks set by the Nominating and Governance Committee in collaboration with the Compensation Committee of the board of directors. We are committed to making ESG an integral component of our long term strategy for success for our company, our communities and our clients that we serve.
Environmental Stewardship.   We are committed to enacting environmentally-friendly policies with regard to energy and water efficiency, alternative power sources, waste management, and other initiatives that will help us and our clients preserve and protect the environment.
Social Responsibility.   Our culture will be driven by our team’s connection to each other and the communities in which we live and work. Community partnerships give our team opportunities to effect positive change within our company, our industry, and our communities.
Corporate Governance & Compliance.   We will have a commitment to conducting business with integrity. This core value is embedded in our predecessors’ culture and reflected in our commitment to conducting all of our activities in accordance with the highest ethical standards and in compliance with all legal and regulatory requirements. For more information, see “Business and Properties — Market Opportunity.”
Financing
To provide additional liquidity and facilitate growth, and in connection with the Separation, Orion LP expects to enter into the Orion Credit Facilities. Of the $[ • ] million borrowed under the Orion Term Loan, $[ • ] million will be distributed to the partners of Orion LP who in turn will, directly or indirectly, contribute the funds to Realty Income. Orion LP will retain the remaining $[ • ] million as working capital. Orion LP may also secure approximately $[ • ] million in secured mortgage financing through the CMBS market, who in turn will, directly or indirectly, contribute the funds to Realty Income. We do not expect to have any outstanding borrowings under the Orion Revolving Credit Facility at the time of the Distribution. In total, Orion LP expects to have approximately $[ • ] million in outstanding indebtedness upon completion of the Separation.

We believe our conservative leverage and strong liquidity will enable us to opportunistically take advantage of high-quality acquisition opportunities.
We look at several metrics to assess overall leverage levels, including net debt to total asset value and net debt to EBITDA ratios. We expect that we may, from time to time, re-evaluate our strategy with respect to leverage in light of the current economic conditions; relative costs of debt and equity capital; market values of our properties; acquisition, development, and expansion opportunities; and other factors, including meeting the distribution requirements applicable to REITs under the Internal Revenue Code of 1986, as amended (the “Code”) in the event we have taxable income without receipt of cash sufficient to enable us to meet the distribution requirements. For more information, see “Business and Properties — Financing.”
The Separation and the Distribution
On April 29, 2021, Realty Income, VEREIT, VEREIT OP, Merger Sub 1 and Merger Sub 2 entered into the Merger Agreement, pursuant to which Merger Sub 2 has merged with and into VEREIT OP, with VEREIT OP continuing as the surviving partnership. Pursuant to the Merger Agreement and immediately following the Partnership Merger, VEREIT has merged with and into Merger Sub 1, with Merger Sub 1 continuing as the surviving corporation and a wholly owned subsidiary of Realty Income. The Merger Agreement also identifies certain material terms of the then contemplated separation of Orion’s business from the remainder of Realty Income’s business (as combined with VEREIT as a result of the Mergers) in the Separation, which will be consummated after the Merger Effective Time, followed by the Distribution on , 2021. Thereafter, our company and Realty Income will be two independent, publicly traded companies.
The Merger closed on       , 2021, upon the satisfaction or waiver of all conditions to closing set forth in the Merger Agreement. The Distribution is expected to occur on       , 2021, by way of a special dividend to Realty Income common stockholders, who will include former VEREIT common stockholders and certain former VEREIT OP common unitholders that received Realty Income common stock in the Merger and continue to hold such stock as of the close of business on the record date for the Distribution. In the Distribution, each such Realty Income common stockholder will be entitled to receive [ • ] share of Orion common stock for each share of Realty Income common stock held at the close of business on the record date. Realty Income stockholders and former VEREIT stockholders will not be required to make any payment to surrender or exchange their Realty Income common stock or VEREIT common stock, or to take any other action to receive their shares of Orion common stock in the Distribution. The Distribution of Orion common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions, including the Separation.
Following consummation of the Mergers, the Separation and the Distribution, holders of Realty Income common stock (including former holders of VEREIT common stock and certain former holders of VEREIT OP common units that received Realty Income common stock in the Merger and continue to hold such stock as of the close of business on the record date for the Distribution, and including holders of Realty Income common stock immediately prior to the Mergers) who continue to hold such stock as of the close of business on the record date for the Distribution will, as applicable, hold the following:
•
each Realty Income common stockholder immediately prior to the Merger Effective Time will hold one share of Realty Income common stock and [ • ] share of Orion common stock for each share of Realty Income common stock held immediately prior to the Merger Effective Time;

•
each former VEREIT common stockholder immediately prior to the Merger Effective Time will hold 0.705 shares of Realty Income common stock and [ • ] shares of Orion common stock for each share of VEREIT common stock held immediately prior to the Merger Effective Time;

•
each certain former VEREIT OP common unitholder immediately prior to the Merger Effective Time will hold 0.705 shares of Realty Income common stock and [ • ] shares of Orion common stock for each VEREIT OP common unit held immediately prior to the Merger Effective Time; and

•
former Realty Income common stockholders will own approximately 70% of the Orion common stock, and former VEREIT common stockholders and certain former VEREIT OP common unitholders will together own approximately 30% of the Orion common stock.

The foregoing assumes that the holder does not transfer any shares prior to the record date for the Distribution. For more information, see “The Separation and Distribution — Trading Before the Distribution Date.”
Structure and Formation of Orion Prior to Realty Income’s Distribution
We were formed on July 1, 2021 in Maryland as a wholly owned subsidiary of Realty Income. Following the Distribution, we will operate as a self-managed, publicly traded REIT in which our properties will be owned and operated by our subsidiary limited partnerships, limited liability companies or other legal entities. Immediately after the Merger Effective Time, Realty Income and VEREIT will complete the Separation to separate the Office Properties and certain other assets such that these businesses and assets are owned and operated by Orion LP.
The following transactions, among others, are expected to occur following the Merger Effective Time in advance of the Distribution:
•
Realty Income and VEREIT will complete the Separation;

•
As a result of the Separation, we will own a portfolio of 92 office assets, subject to approximately $254.4 million of existing secured property level indebtedness, based on principal balances as of December 31, 2020[, and reduced by [ • ]];

•
To provide additional liquidity and facilitate growth, and in connection with the Separation, Orion LP expects to enter into a $[ • ] million term loan facility (the “Orion Term Loan”) and a $[ • ] million revolving credit facility (the “Orion Revolving Credit Facility,” and, together with the Orion Term Loan, the “Orion Credit Facilities”). Of the $[ • ] million borrowed under the Orion Term Loan, $[ • ] million will be distributed to the partners of Orion LP who in turn will, directly or indirectly, contribute the funds to Realty Income. Orion LP will retain the remaining $[ • ] million as working capital. We do not expect to have any outstanding borrowings under the Orion Revolving Credit Facility at the time of the Distribution. Orion LP may also secure approximately $[ • ] million in secured mortgage financing through the CMBS market, who in turn will, directly or indirectly, contribute the funds to Realty Income. In total, Orion LP expects to have approximately $[ • ] million in outstanding indebtedness upon completion of the Separation. We believe our conservative leverage and strong liquidity will enable us to opportunistically take advantage of high-quality acquisition opportunities;

•
We and Realty Income will separate our respective liabilities as set forth in the Separation and Distribution Agreement; and

•
In addition to the Separation and Distribution Agreement, as of or prior to the Merger Effective Time, we and Realty Income will enter into a transition services agreement (the “Transition Services Agreement”), a tax matters agreement (the “Tax Matters Agreement”) and an employee matters agreement (the “Employee Matters Agreement”).

Ownership Structure
Orion’s Post-Distribution Relationship with Realty Income
We will enter into a Separation and Distribution Agreement with Realty Income as of or prior to the Merger Effective Time. In addition, as of or prior to the Merger Effective Time, we will enter into various other agreements to effect the Separation and the Distribution, which will provide a framework for our post-Distribution relationship with Realty Income, such as the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement. For more information, see “Certain Relationships and Related Person Transactions.” These agreements will provide for the allocation between us and Realty Income of Realty Income’s assets, liabilities and obligations (including its investments, property, employee, benefits and tax-related assets and liabilities), in each case after giving effect to the Merger, attributable to periods prior to, at and after the Distribution, and will govern certain relationships between us and Realty Income after the Distribution.
In advance of the Distribution, each party to the Separation and Distribution Agreement will use commercially reasonable efforts to obtain any third-party consents required to effect the separation of liabilities contemplated by the Separation and Distribution Agreement. To the extent that a party is unable to obtain a release from a guarantee or other obligation that is contemplated to be assigned to the other party, the party benefitting from the guarantee or obligation will indemnify and hold harmless the other party from any liability arising from such guarantee or obligation, and will not renew or extend the term of, increase obligations under, or transfer, the applicable obligation or liability.
For additional information regarding the Separation and Distribution Agreement and other transaction agreements, please refer to the sections entitled “Risk Factors — Risks Related to the Separation and the Distribution,” beginning on page [ • ] and “Certain Relationships and Related Person Transactions.”
Reasons for the Separation and Distribution
The Realty Income board of directors believes that the Separation and the Distribution are in the best interests of Realty Income and its stockholders for a number of reasons, including the following:
•
Create two separate, focused companies executing distinct business strategies.   Historically, Realty Income and VEREIT have both focused on a diversified net lease strategy. By separating the Orion Business into a stand-alone REIT, investors will have the opportunity to invest into separate companies, each with dedicated management teams focusing on distinct business strategies.

•
Allow Realty Income’s management to focus on its core portfolio and strategy, while enabling our management to focus on enhancing the value of our portfolio.   The Separation and the Distribution will allow Realty Income’s management to focus on its core portfolio and strategy. We believe that our focus on our portfolio and strategy will allow us to more effectively create value for our shareholders.

•
Provide an opportunity for our dedicated and experienced management team to implement and execute our growth strategy.   Separating the Orion Business from the remainder of Realty Income’s business, and providing a dedicated and experienced management team and other key personnel to operate the Orion Business will allow our management team to devote their full focus and attention to our assets, which will allow these assets to realize their full potential.

•
Enhance investor transparency and better highlight Realty Income’s and our attributes.   The Separation and the Distribution will enable current and potential investors and the financial community to evaluate us and Realty Income separately and better assess the distinctive merits, performance and future prospects of each business. Additionally, the Separation and the Distribution will allow individual investors to better control their asset allocation decisions, providing investors the opportunity to invest in a well-capitalized REIT that is positioned to take advantage of a recovery in the office sector.

The Realty Income board of directors also considered a number of potentially negative factors in evaluating the Separation and the Distribution, and concluded that the potential benefits of the Separation and the Distribution outweighed these factors. For more information, see “The Separation and the Distribution — Reasons for the Separation and the Distribution.”
Agreements to be Entered into in Connection with the Merger, the Separation and the Distribution
Separation and Distribution Agreement with Realty Income
As of or prior to the Merger Effective Time, we and Realty Income will enter into the Separation and Distribution Agreement, which sets forth, among other things, our agreements with Realty Income regarding the principal transactions necessary to separate us from Realty Income. It also sets forth other agreements that govern certain aspects of our relationship with Realty Income after the Distribution Date. For more information, see “The Separation and the Distribution — The Separation and Distribution Agreement” and “Certain Relationships and Related Person Transactions — Agreements with the Realty Income.”
Transition Services Agreement with Realty Income
As of or prior to the Merger Effective Time, we and Realty Income will enter into a Transition Services Agreement, pursuant to which Realty Income will provide to us and our subsidiaries various services for a transitional period. The services to be provided include information technology, accounts payable, payroll, and other financial functions, as well as engineering support for various facilities, quality assurance support and other administrative services. For more information, see “Certain Relationships and Related Person Transactions — Agreements with the Realty Income.”
Tax Matters Agreement with Realty Income
As of or prior to the Merger Effective Time, we will enter into a Tax Matters Agreement with Realty Income that will govern the respective rights, responsibilities and obligations of Realty Income and us after the Distribution with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other tax matters. For more information, see “Certain Relationships and Related Person Transactions — Agreements with Realty Income.”
Employee Matters Agreement with Realty Income
As of or prior to the Merger Effective Time, we and Realty Income will enter into an Employee Matters Agreement in connection with the Separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. For more information, see “Certain Relationships and Related Person Transactions — Agreements with Realty Income.”
Corporate Information
We were formed on July 1, 2021 in Maryland as a wholly owned subsidiary of Realty Income. Prior to the contribution of Orion’s business to us, which will occur in connection with the Separation following the Merger Effective Time, we will have no operations and no assets other than nominal cash from our initial capitalization. The address of our principal executive office is [ • ]. Our telephone number is [ • ].
Commencing shortly prior to the Distribution, we will also maintain an Internet website at [ • ]. Our website and the information contained therein or connected thereto will not be deemed to be incorporated by reference herein, and you should not rely on any such information in making an investment decision.
Reason for Furnishing this Information Statement
This information statement is being furnished solely to provide information to stockholders of Realty Income (including former VEREIT stockholders and certain former VEREIT OP common unitholders) who will receive Orion stock in the Distribution. It is not and should not be construed as an inducement or encouragement to buy or sell any of Orion’s securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date and neither we nor Realty Income will update the information except in the normal course of our and its respective disclosure obligations and practices.
Risks Associated with Orion’s Business and the Separation and the Distribution
An investment in Orion common stock is subject to a number of risks, including risks relating to the Separation and the Distribution. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors,” beginning on page [ • ] for a more thorough description of these and other risks:
•
the conditions of the global markets may adversely affect our operations. Our properties are affected by macroeconomic cycles and risks inherent in various markets, including a tightening of credit markets, business layoffs, industry slowdowns and other similar factors that affect our clients;

•
the COVID-19 pandemic has had significant impacts on workplace usages and practices which may impact our business;

•
we face risks associated with the acquisition of commercial properties;

•
we face a wide range of competition, including competition for acquisitions and competition in the leasing market, that could affect our ability to operate profitably;

•
our performance is subject to risks inherent in owning real estate;

•
if we lose our key management personnel, we may not be able to successfully manage our business and achieve our objectives;

•
some of our leases provide clients with the right to terminate their leases early, which could have an adverse effect on our cash flow and results of operations;

•
we will have a debt burden that could materially adversely affect our future operations, and we may incur additional indebtedness in the future;

•
covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position or results of operations;

•
we have no operating history as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results;

•
the Distribution is expected to be treated as a taxable distribution to holders of Realty Income common stock for U.S. federal income tax purposes;

•
[after the Separation, certain of our directors and executive officers may have actual or potential conflicts of interest because of their previous or continuing equity interest in, or positions at, Realty Income;]

•
we may not achieve some or all of the expected benefits of the Separation, and the Separation may adversely affect our business; and

•
if we do not qualify as a REIT, or if we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face substantial tax liability, which would substantially reduce funds available for distribution to our stockholders.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION
What is Orion, and why is Realty Income separating the Orion Business and distributing Orion common stock?
Orion was formed primarily to hold the combined Office Properties of Realty Income and VEREIT after the Merger and the Distribution. The Separation of the Orion Business from Realty Income and the Distribution of shares of Orion common stock will enable Orion and Realty Income to focus on their respective operations. Orion and Realty Income expect that the Separation and the Distribution will result in the enhanced long-term performance of each business. For more information, see “The Separation and the Distribution — Background” and “The Separation and the Distribution — Reasons for the Separation and the Distribution.”
Why am I receiving this document?
You are receiving this document because you are a holder of shares of Realty Income common stock. If you are a holder of Realty Income common stock as of the close of business on          , 2021, the record date for the Distribution, you will be entitled to receive [•] share of Orion common stock for each share of Realty Income common stock that you hold at the close of business on such date. The Distribution is expected to occur on          , 2021.
What is the Separation of the Orion Business from Realty Income?
Following the Merger Effective Time, Realty Income will effect a reorganization, subject to the terms and subject to the conditions of the Merger Agreement and the Separation and Distribution Agreement, pursuant to which Realty Income will contribute certain office assets to Orion. Following the Separation, Orion will own the Office Properties and certain other assets previously owned by Realty Income and VEREIT. Orion’s portfolio will consist of 92 office properties, totaling approximately 10.5 million total leasable square feet.
By separating the Orion Business into a stand-alone REIT, investors will have the opportunity to invest in two separate companies, each with dedicated management teams focused on distinct business strategies.
What assets will Orion own following the
Separation?
Orion will own the Office Properties, consisting of certain office assets of Realty Income and VEREIT combined in the Merger, including 92 office properties, totaling approximately 10.5 million total leasable square feet. In addition, Orion will own certain other assets previously owned by Realty Income and VEREIT.
What is the Distribution and how will the Distribution work?
To accomplish the Distribution, Realty Income will distribute all of the outstanding shares of Orion common stock to Realty Income common stockholders on a pro rata basis. Each Realty Income common stockholder, including former VEREIT stockholders and certain former VEREIT OP common unitholders, will be entitled to receive [•] share of Orion common stock for each share of Realty Income common stock held at the close of business on the record date.
What is the record date for the Distribution?
The record date for the Distribution is               , 2021.
When will the Distribution occur?
It is expected that the shares of Orion common stock will be distributed by Realty Income on               , 2021, to holders of record of Realty Income common stock at the close of business on the record date.
What do Realty Income stockholders need to do to participate in the Distribution?
Stockholders of Realty Income as of the record date will not be required to take any action to receive shares of Orion common stock in the Distribution. No stockholder approval of the Distribution is required and you are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of Realty Income common stock or take any other action to receive your shares of Orion common stock. Please do not send in your Realty Income stock certificates until after the Merger is completed. The Distribution will not affect the number of outstanding shares of Realty Income common stock or any rights of Realty Income stockholders, although it will affect the market value of each outstanding share of Realty Income common stock.
What do former VEREIT common stockholders or VEREIT OP common unitholders need to do to participate in the Distribution?
Holders of shares of VEREIT common stock and VEREIT OP common units in book-entry form immediately prior to the Merger Effective Time will not be required to take any action to receive shares of Orion common stock in the Distribution.

How will shares of Orion common stock be
issued?
You will receive shares of Orion common stock through the same channels that you currently use, or will use after the Merger, to hold or trade shares of Realty Income common stock, whether through a brokerage account, 401(k) plan or other channels. Receipt of shares of Orion common stock will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.
If you own shares of Realty Income common stock as of the close of business on the record date, including shares in certificated form, Realty Income, with the assistance of CTC, the settlement and distribution agent, will electronically distribute shares of Orion common stock to you or to your brokerage firm on your behalf in book-entry form. CTC will mail to you a book-entry account statement that reflects your shares of Orion common stock, or your bank or brokerage firm will credit your account for the shares.
How many Orion shares will I receive in the Distribution?
For each share of Realty Income common stock held of record by you as of the close of business on               , 2021, the record date, you will receive [•] share of Orion common stock. As a result, each former VEREIT common stockholder or certain former VEREIT OP common unitholder who continues to hold the Realty Income common stock received in the Merger will receive [•] shares of Orion common stock for each share of VEREIT common stock or VEREIT OP common unit held immediately prior to the Merger Effective Time. Based on approximately               million shares of Realty Income common stock to be outstanding as of          , 2021, a total of approximately               million shares of Orion common stock will be distributed.
What are the material U.S. federal income tax consequences of the Distribution to U.S. holders of Realty Income common stock?
The distribution of shares of Orion common stock in the Distribution is expected to be treated as a taxable distribution to Realty Income common stockholders (which will include the former VEREIT common stockholders or VEREIT OP common unitholders that received Realty Income common stock in the Merger and continue to hold such stock as of the close of business on the record date for the Distribution) for U.S. federal income tax purposes. An amount equal to the fair market value of the shares of

Orion common stock received by a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) of Realty Income common stock in the Distribution will generally be treated as a taxable dividend to the extent of the U.S. holder’s ratable share of any current or accumulated earnings and profits of Realty Income allocable to the Distribution, with the excess treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in Realty Income common stock and any remaining excess treated as capital gain. The particular consequences of the Distribution to each Realty Income stockholder (including stockholders who received shares of Realty Income stock in exchange for shares of VEREIT stock or VEREIT OP units pursuant to the Merger) depend on such holder’s particular facts and circumstances, and you are urged to consult your tax advisor regarding the consequences of the Distribution to you in light of your specific circumstances. For more information, see “Material U.S. Federal Income Tax Consequences —  Material U.S. Federal Income Tax Consequences of the Distribution.”
How will the Distribution affect my tax basis and holding period in my shares of Realty Income common stock for U.S. federal income tax purposes?
The tax basis of Realty Income common stock held by a Realty Income stockholder (which will include a former VEREIT stockholder or VEREIT OP unitholder that received Realty Income common stock in the Merger and continues to hold such stock as of the close of business on the record date for the Distribution) at the time of the Distribution is expected to be reduced (but not below zero) to the extent the fair market value of the Orion common stock distributed to such Realty Income stockholder exceeds Realty Income’s current and accumulated earnings and profits allocable to such holder’s shares. The holding period of Realty Income stockholders in their Realty Income shares will not be affected by the Distribution. See “Material U.S. Federal Income Tax Consequences —  Material U.S. Federal Income Tax Consequences of the Distribution.”

What will my tax basis and holding period be for shares of Orion common stock I receive in the Distribution for U.S. federal income tax purposes?
The tax basis of a Realty Income stockholder (which will include a former VEREIT stockholder or VEREIT OP unitholder that received Realty Income common stock in the Merger and continues to hold such stock as of the close of business on the record date for the Distribution) in shares of Orion common stock received by such holder in the Distribution is expected to equal the fair market value of such shares on the Distribution Date. The holding period for such shares is expected to begin the day after the Distribution Date. See “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Distribution.”
What are the conditions to the Distribution?
The Distribution is subject to a number of conditions, including, among others:
•
the consummation of the Separation;

•
the SEC declaring effective the registration statement of which this information statement forms a part, with no stop order in effect with respect thereto, and no proceeding for such purpose pending before, or threatened by, the SEC;

•
no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the related transactions shall be in effect;

•
the acceptance for listing on the NYSE of the Orion common stock to be distributed, subject to official notice of distribution; and

•
the execution of ancillary agreements, including the Transition Services Agreement, a Tax Matters Agreement and an Employee Matters Agreement.

Realty Income and Orion cannot assure you that any or all of these conditions will be met. For a complete discussion of all of the conditions to the Distribution, please refer to “The Separation and the Distribution — The Separation and Distribution Agreement  —
Conditions to the Distribution.”

What is the expected date of completion of the Distribution?
The completion and timing of the Distribution are dependent upon a number of conditions, including the conditions listed above. It is expected that the shares of Orion common stock will be distributed by Realty Income on          , 2021, to the holders of record of shares of Realty Income common stock at the close of business on the record date. However, no assurance can be provided as to the timing of the Distribution or that all conditions to the Distribution will be met.
What if I want to sell my Realty Income common stock or my Orion common stock?
If you would like to sell your Realty Income common stock or Orion common stock, you should consult with your financial advisors, such as your stockbroker, bank or tax advisor.
What is “regular-way” and “ex-distribution” trading of Realty Income stock?
Beginning shortly before the record date and continuing up to and through the Distribution Date, it is expected that there will be two markets in Realty Income common stock: a “regular-way” market and an “ex-distribution” market.
Shares of Realty Income common stock that trade on the “regular-way” market will trade with an entitlement to shares of Orion common stock distributed in the Distribution. Shares of Realty Income common stock that trade on the “ex-distribution” market will trade without an entitlement to shares of Orion common stock distributed pursuant to the Distribution.
If you decide to sell any Realty Income common stock before the Distribution Date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Realty Income common stock with or without your entitlement to shares of Orion common stock in the Distribution.

Will the shares of Orion common stock be listed on an exchange?
Orion expects its common stock to be listed on the NYSE under the symbol “BELT.” Orion anticipates that trading in shares of its common stock will begin on a “when-issued” basis as early as two days before the record date and will continue up to and through the Distribution Date and that “regular-way” trading in Orion common stock will begin on the first trading day following the completion of the Distribution. If trading begins on a “when-issued” basis, you may purchase or sell Orion common stock up to and through the Distribution Date, but your transaction will not settle until after the Distribution Date. Orion cannot predict the trading prices for its common stock before, on or after the Distribution Date.
What will happen to the listing of Realty Income common stock?
Realty Income common stock will continue to trade on the NYSE after the Distribution.
Will the number of shares of Realty Income common stock that I own change as a result of the Distribution?
No. The number of shares of Realty Income common stock that you own will not change as a result of the Distribution.
Will the Distribution affect the market price of my shares of Realty Income stock?
Yes. As a result of the Distribution, Realty Income expects the trading price of shares of Realty Income common stock immediately following the Distribution to be lower than the “regular-way” trading price of such shares immediately prior to the Distribution because the trading price of shares of Realty Income common stock will no longer reflect the value of the Orion Business. Realty Income believes that, over time following the Distribution, assuming the same market conditions and the realization of the expected benefits of the Separation and the Distribution, shares of Realty Income common stock and Orion common stock should have a higher aggregate market value as compared to the market value of shares of Realty Income common stock if the Separation and the Distribution did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. This means, for example, that the combined trading prices of one share of Realty Income common stock and one share of Orion common stock after the Distribution may be equal to, greater than, or less than the trading price of one share of Realty Income common stock before the Distribution.
What is a REIT?
Orion intends to qualify and elect to be taxed as a REIT under Sections 856 through 860 of the

Code, commencing with Orion’s initial taxable year ending December 31, 2021. As a REIT, Orion generally will not be subject to U.S. federal income tax on REIT taxable income that it distributes to its stockholders. A company’s qualification as a REIT depends on its ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares. Orion believes that, after the Distribution, it will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that its intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT. For a discussion of the U.S. federal income taxation of REITs and the tax treatment of distributions to stockholders of Orion, please refer to “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Considerations Regarding Orion’s Taxation as a REIT.”
What debt will Orion have after the Separation?
Immediately following the Separation, Orion expects to have $[•] million of indebtedness. In the Separation, Orion will acquire its properties subject to approximately $254.4 million of existing secured property-level indebtedness, based on principal balances at December 31, 2020, reduced by [•].
[To provide additional liquidity and facilitate growth, and in connection with the Separation, Orion LP expects to enter into a $[•] million term loan facility (the “Orion Term Loan”) and a $[•] million revolving credit facility (the “Orion Revolving Credit Facility,” and, together with the Orion Term Loan, the “Orion Credit Facilities”). Of the $[•] million borrowed under the Orion Term Loan, $[•] million will be distributed to the partners of Orion LP who in turn will, directly or indirectly, contribute the funds to Realty Income. Orion LP will retain the remaining $[•] million as working capital. We do not expect to have any outstanding borrowings under the Orion Revolving Credit Facility at the time of the Distribution. Orion LP may also secure approximately $[•] million in secured mortgage financing through the CMBS market, who in turn will, directly or indirectly, contribute the funds to Realty Income. In total, Orion LP expects to have approximately $[•] million in outstanding indebtedness upon completion of the Separation.]
What will Orion’s relationship be with Realty Income following the Distribution?
Orion and Realty Income will be independent companies following the Distribution. As of or prior to the Merger Effective Time, Orion will enter into the Separation and Distribution Agreement with Realty Income. In addition, as of or prior to the Merger Effective Time, Orion will enter into various other agreements to effect the Separation and the Distribution and provide a framework for its relationship with Realty Income after the Separation, such as the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement.
For additional information regarding the Separation and Distribution Agreement and other transaction agreements, please refer to the sections entitled “Risk Factors — Risks Related to the Separation and the Distribution” and “Certain Relationships and Related Person Transactions.”
Who will manage Orion after the Distribution?
Orion’s management team will include experienced [•] who have a detailed understanding of Orion’s properties and assets. After the Distribution, [•] will be Orion’s President and Chief Executive Officer and also a member of Orion’s board of directors, and [•], [•] and [•], current executive officers of [Realty Income / VEREIT], will serve as Orion’s Executive Vice Presidents. None of Orion’s management team will hold positions with Realty Income following the Distribution. For more information regarding Orion’s management, please refer to “Management.”
Are there risks associated with owning shares of Orion common stock?
Yes. Ownership of shares of Orion common stock is subject to both general and specific risks related to Orion’s business, the industry in which it operates, its ongoing contractual relationships with Realty Income and its status as a separate, publicly traded company. Ownership of Orion common stock is also subject to risks relating to the Separation. These risks are described in the “Risk Factors” section of this information statement beginning on page [•]. You are encouraged to read that section carefully.
Does Orion plan to pay dividends?
Orion generally intends to pay dividends in an amount at least equal to the amount that will be required for Orion to qualify as a REIT and to avoid current entity level U.S. federal income taxes. To qualify as a REIT, Orion must distribute annually to its stockholders at least 90% of Orion’s REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. Please refer to “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Considerations Regarding Orion’s Taxation as a REIT.”
Dividends paid by Orion will be authorized and determined by Orion’s board of directors, in its sole discretion, out of legally available funds, and will be dependent upon a number of factors, including restrictions under applicable law and other factors described under “Dividend Policy.” Orion may pay dividends from sources other than cash flow from operations or funds from operations (“FFO”), which may reduce the amount of capital available for operations, may have negative tax implications, and may have a negative effect on the value of your shares under certain conditions. Orion cannot assure you that its dividend policy will remain the same in the future, or that any estimated dividends will be paid or sustained.
Who will be the distribution agent for the Orion common stock?
The distribution agent for the Orion common stock will be CTC. For questions relating to the transfer or mechanics of the Distribution, you should contact:
[Computershare Trust Company, N.A.]
[•]
If your shares of Realty Income or VEREIT are held by a bank, broker or other nominee, you may call the information agent for the Distribution, [•], toll free at               . Banks and brokers should call          .
Who will be the transfer agent for Orion common stock?
The transfer agent for the Orion common stock will be [Computershare Trust Company, N.A.]
Where can I find more information about Realty Income and Orion?
Before the Distribution, if you have any questions relating to Realty Income’s business performance, you should contact:
Realty Income Corporation
11995 El Camino Real
San Diego, California 92130
Attention: Investor Relations
(858) 284-5000
www.realtyincome.com
After the Distribution, Orion stockholders who have any questions relating to Orion’s business performance should contact Orion at:

[•]
The Orion investor website will be operational as of               , 2021.
The websites of Realty Income and Orion are not incorporated by reference into this information statement.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA — REALTY INCOME OFFICE ASSETS
The following tables set forth the summary historical combined financial data of the portion of the Orion Business currently owned by Realty Income, and certain other assets owned by subsidiaries of Realty Income (collectively, “Realty Income Office Assets”), which was carved out from the financial information of Realty Income. The summary historical financial data set forth below as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 has been derived from Realty Income Office Assets’ audited combined financial statements, which are included elsewhere in this information statement.
The summary historical combined financial data set forth below does not indicate results expected for any future periods. The summary historical combined financial data is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Realty Income Office Assets’ combined financial statements and related notes thereto included elsewhere in this information statement].
	Year Ended December 31,
(in millions)	2020	2019	2018
Income Statement Data
Total revenues	$53.5	$53.5	$54.7
Total expenses	55.4	38.2	39.9
Total net (loss) income	$(1.9)	$15.3	$14.8
Cash Flow Provided By (Used In)
Operating Activities	$42.3	$40.0	$42.0
Investing Activities	(0.5)	(0.5)	(2.4)
Financing Activities	(41.7)	(38.6)	(49.6)
	As of December 31,
(in millions)	2020	2019
Balance Sheet Data
Total real estate, net	$497.9	$534.1
Total assets	546.4	592.2
Mortgage payable, net	37.1	70.1
Total liabilities	49.3	84.2
Total equity	497.1	508.0
Funds From Operations (“FFO”)
Realty Income Office Assets defines FFO, a non-GAAP financial measure, consistent with the National Association of Real Estate Investment Trusts’ (“Nareit”) definition, as net income or loss, plus depreciation and amortization of real estate assets, plus provisions for impairments of depreciable real estate assets.
Realty Income Office Assets considers FFO to be an appropriate supplemental measure of the operating performance of a real estate company as it is based on a net income analysis of property portfolio performance that adds back items such as depreciation and impairments for FFO. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a real estate company, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the real estate industry as a supplemental performance measure.
Adjusted Funds From Operations (“AFFO”)
Realty Income Office Assets believes the non-GAAP financial measure AFFO provides useful information to investors because it is a widely accepted industry measure of the operating performance of real estate companies that is used by industry analysts and investors who look at and compare those companies. In particular, AFFO provides an additional measure to compare the operating performance of different real estate companies without having to account for differing depreciation assumptions and other unique revenue and expense items which are not pertinent to measuring a particular company’s on-going operating performance. Therefore, Realty Income Office Assets believes that AFFO is an appropriate supplemental performance metric, and that the most appropriate GAAP performance metric to which AFFO should be reconciled is net (loss) income.
Other companies in our industry use a similar measurement, but they may use the term “CAD” (for Cash Available for Distribution), “FAD” (for Funds Available for Distribution) or other terms. Our AFFO calculations may not be comparable to AFFO, CAD or FAD reported by other companies, and other companies may interpret or define such terms differently.
Presentation of the information regarding FFO and AFFO is intended to assist the reader in comparing the operating performance of different real estate companies, although it should be noted that not all real estate companies calculate FFO and AFFO in the same way, so comparisons with other real estate companies may not be meaningful. Furthermore, FFO and AFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as alternatives to net (loss) income as an indication of our performance. FFO and AFFO should not be considered as alternatives to reviewing our cash flows from operating, investing, and financing activities. In addition, FFO and AFFO should not be considered as measures of liquidity or of the ability to pay interest payments.
See the Non-GAAP Measures section below for descriptions of Realty Income Office Assets’ non-GAAP measures and reconciliations to the most comparable measure in accordance with generally accepted accounting principles in the United States.
	Year Ended December 31,
(in millions)	2020	2019	2018
Funds from operations (FFO)	$42.8	$42.2	$42.8
Adjusted funds from operations (AFFO)	$42.0	$40.8	$40.2

SUMMARY HISTORICAL COMBINED FINANCIAL DATA — VEREIT OFFICE ASSETS
The following tables set forth the summary historical combined financial data of the portion of the Orion Business currently owned by VEREIT, and certain other assets owned by subsidiaries of VEREIT (collectively, “VEREIT Office Assets”), which was carved out from the financial information of VEREIT. The summary historical financial data set forth below as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 has been derived from VEREIT Office Assets’ audited combined financial statements[, which are included elsewhere in this information statement].
The summary historical combined financial data set forth below does not indicate results expected for any future periods. The summary historical combined financial data is qualified in its entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” [and VEREIT Office Assets’ combined and consolidated financial statements and related notes thereto included elsewhere in this information statement].
	Year Ended December 31,
(in millions)	2020	2019	2018
Income Statement Data
Total revenues	$166.3	$169.8	$167.8
Total expenses	134.3	132.8	145.8
Total net income	32.0	37.0	22.0
Total net (loss) income attributable to non-controlling interests	0.1	0.1	0.2
Total net (loss) income attributable to VEREIT Office Assets	$32.1	$37.1	$22.2
Cash Flow Provided By (Used In)
Operating Activities	$104.9	$104.3	$99.1
Investing Activities	(8.7)	(11.3)	(12.7)
Financing Activities	(95.7)	(92.0)	(89.5)
	As of December 31,
(in millions)	2020	2019
Balance Sheet Data
Total real estate, net	$1,196.0	$1,261.1
Total assets	1,387.3	1,452.4
Mortgage payable, net	217.6	221.8
Total liabilities	250.9	255.7
Total equity	1,136.4	1,196.7
Funds From Operations (“FFO”)
VEREIT Office Assets defines FFO, a non-GAAP financial measure, consistent with the Nareit definition, as net income or loss, plus depreciation and amortization of real estate assets, plus provisions for impairments of depreciable real estate assets.
VEREIT Office Assets considers FFO to be an appropriate supplemental measure of the operating performance of a real estate company as it is based on a net income analysis of property portfolio performance that adds back items such as depreciation and impairments for FFO. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a real estate company, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the real estate industry as a supplemental performance measure.

Adjusted Funds from Operations (“AFFO”)
VEREIT Office Assets uses adjusted funds from operations (“AFFO”) as a non-GAAP supplemental financial performance measure to evaluate the operating performance of VEREIT Office Assets. AFFO, as defined by VEREIT Office Assets, excludes certain noncash items such as impairments of goodwill, intangible and right of use assets, straight-line rent, net direct financing lease adjustments, gains or losses on derivatives, reserves for loan loss, gains or losses on the extinguishment or forgiveness of debt and amortization of intangible assets, deferred financing costs, premiums and discounts on debt and investments, above-market lease assets and below-market lease liabilities. Management believes that excluding these costs from FFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time. AFFO allows for a comparison of the performance of our operations with other real estate companies, as AFFO, or an equivalent measure, is routinely reported by publicly-traded REITs, and VEREIT Office Assets believes often used by analysts and investors for comparison purposes.
VEREIT Office Assets believes FFO and AFFO, in addition to net (loss) income, as defined by U.S. GAAP, are helpful supplemental performance measures and useful in understanding the various ways in which our management evaluates the performance of VEREIT Office Assets over time. However, not all real estate companies calculate FFO and AFFO the same way, so comparisons with other real estate companies may not be meaningful. FFO and AFFO should not be considered as alternatives to net (loss) income and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, Nareit, nor any other regulatory body has evaluated the acceptability of the exclusions used to adjust FFO in order to calculate AFFO and its use as a non-GAAP financial performance measure.
See the Non-GAAP Measures section below for descriptions of VEREIT Office Assets’ non-GAAP measures and reconciliations to the most comparable measure in accordance with generally accepted accounting principles in the United States.
	Year Ended December 31,
	2020	2019	2018
Funds from operations (FFO)	$103.2	$106.1	$102.9
Adjusted funds from operations (AFFO)	$103.8	$105.4	$99.0

RISK FACTORS
You should carefully consider the following risks and other information in this information statement in evaluating our company and our common stock. Any of the following risks could materially and adversely affect our business, results of operations and financial condition.
Risks Related to Our Properties and Business
If global market and economic conditions deteriorate, our business, financial condition and results of operations could be materially adversely affected.
Weak economic conditions generally, sustained uncertainty about global economic conditions, a tightening of credit markets, business layoffs, downsizing, industry slowdowns and other similar factors that affect our clients could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio. Additionally, these factors and conditions could have an impact on our lenders or clients, causing them to fail to meet their obligations to us. No assurances can be given regarding such macroeconomic factors or conditions, and our ability to lease our properties and increase or maintain rental rates may be negatively impacted, which may have a material adverse effect on our business, financial condition and results of operations.
The COVID-19 pandemic has had, and may continue to have, significant impacts on workplace practices and those changes, or other office space utilization trends, could impact our business.
Temporary closures of businesses and stay in place orders and the resulting remote working arrangements for non-essential personnel in response to the COVID-19 pandemic may result in long-term changed work practices that could negatively impact us and our business. For example, the increased adoption of and familiarity with remote work practices, and the recent increase in clients seeking to sublease their leased space, could result in decreased demand for office space. Further, prior to the onset of the COVID-19 pandemic, there was a general trend in office real estate for clients to decrease the space they occupy per employee. If either or both of those trends were to continue or accelerate, our clients may elect to not renew their leases, or to renew them for less space than they currently occupy, which could increase the vacancy and decrease rental income at our properties. The increase in remote work practices may continue in a post-COVID-19 environment, even in the suburban and lower-cost markets in which we primarily operate. The need to reconfigure leased office space, either in response to the COVID-19 pandemic, to new clients’ needs, to modify utilization or for other reasons, may impact space requirements and also may require us to spend increased amounts for client improvements. If substantial reconfiguration of the client’s space is required, the client may find it more advantageous to relocate than to renew its lease and renovate the existing space. If so, our business, operating results, financial condition and prospects may be materially adversely impacted.
Some of our properties depend upon a single client for all or a majority of their rental income; therefore, our financial condition, including our ability to make distributions to shareholders, may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of such a single client.
As of June 30, 2021, [ • ]% of our annualized rental revenue was from our properties leased to single clients. The value of our single client properties is materially dependent on the performance of those clients under their respective leases. These clients face competition within their industries and other factors that could reduce their ability to pay us rent. Lease payment defaults by such clients could cause us to reduce the amount of distributions that we pay to our shareholders. A default by a single or major client, the failure of a guarantor to fulfill its obligations or other premature termination of a lease to such a client or such client’s election not to extend a lease upon its expiration could have an adverse effect on our financial condition, results of operations, liquidity and ability to pay distributions to our shareholders.
Government budgetary pressures and priorities and trends in government employment and office leasing may adversely impact our business.
We believe that recent government budgetary and spending priorities and enhancements in technology have resulted in a decrease in government office use for employees. Furthermore, over the past several years, government clients have reduced their space utilization per employee and consolidated government clients into existing government owned properties. This activity has reduced the demand for government leased space. Our historical experience with respect to properties of the type we own that are majority leased to government clients has been that government clients frequently renew leases to avoid the costs and disruptions that may result from relocating their operations. However, efforts to manage space utilization rates may result in the government tenant exercising early termination rights under our leases, vacating our properties upon expiration of our leases in order to relocate, or renewing their leases for less space than they currently occupy. Also, our government clients’ desire to reconfigure leased office space to manage utilization per employee may require us to spend significant amounts for client improvements, and client relocations are often more prevalent in those circumstances. Increasing uncertainty with respect to government agency budgets and funding to implement relocations, consolidations and reconfigurations has resulted in delayed decisions by some of our government clients and their reliance on short term lease renewals; however, recent activity prior to the outbreak of the COVID-19 pandemic suggested that the U.S. government had begun to shift its leasing strategy to include longer term leases and was actively exploring 10 to 20 year lease terms at renewal, in some instances. It is also possible that as a result of the COVID-19 pandemic, government clients may seek to manage space utilization rates in order to provide greater physical distancing for employees, which may require us to spend significant amounts for client improvements, mostly with lease renewals. However, the COVID-19 pandemic and its aftermath have had negative impacts on government budgets and resources and it is unclear what the effect of these impacts will be on government demand for leasing office space. Given the significant uncertainties, including as to the COVID-19 pandemic and its economic impact and its aftermath and the new presidential administration, we are unable to reasonably project what the financial impact of market conditions or changing government circumstances will be on our financial results for future periods.
[The U.S. government’s “green lease” policies may adversely affect us.
In recent years, the U.S. government has instituted “green lease” policies which allow a government client to require Leadership in Energy and Environmental Design for commercial interiors, or LEED®-CI, designation in selecting new premises or renewing leases at existing premises. In addition, the Energy Independence and Security Act of 2007 allows the GSA to give preference to buildings for lease that have received an “Energy Star” label. Obtaining and maintaining such designation and labels may be costly and time consuming, but our failure to do so may result in our competitive disadvantage in acquiring new or retaining existing government clients.
We may suffer adverse effects from acquisitions of commercial real estate properties.
We may pursue acquisitions of existing commercial real estate properties as part of our property development and acquisition strategy. Acquisitions of commercial properties entail risks, such as the risk that we may not be in a position, or have the opportunity in the future, to make suitable property acquisitions on advantageous terms and/or that such acquisitions fail to perform as expected.
We may pursue selective acquisitions of properties in regions where we have not previously owned properties. These acquisitions may entail risks in addition to those we face with acquisitions in more familiar regions, such as our not sufficiently anticipating conditions or trends in a new market and therefore not being able to operate the acquired property profitably.
In addition, we may acquire properties that are subject to liabilities in situations where we have no recourse, or only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it. Examples of unknown liabilities with respect to acquired properties include, but are not limited to:
•
liabilities for remediation of disclosed or undisclosed environmental contamination;

•
claims by clients, vendors or other persons dealing with the former owners of the properties;

•
liabilities incurred in the ordinary course of business; and

•
claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Our performance is subject to risks inherent in owning real estate investments.
We are generally subject to risks incidental to the ownership of real estate. These risks include:
•
changes in supply of or demand for office properties in our market or sub-markets;

•
competition for clients in our market or sub-markets;

•
the ongoing need for capital improvements;

•
increased operating costs, which may not necessarily be offset by increased rents, including insurance premiums, utilities and real estate taxes, due to inflation and other factors;

•
changes in tax, real estate and zoning laws;

•
changes in governmental rules and fiscal policies;

•
inability of clients to pay rent;

•
competition from the development of new office space in our market or sub-markets and the quality of competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record; and

•
civil unrest, acts of war, terrorism, acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses) and other factors beyond our control.

Should any of the foregoing occur, it may have a material adverse effect on our business, financial condition and results of operations.
We face considerable competition in the leasing market and may be unable to renew existing leases or re-let space on terms similar to our existing leases, or we may expend significant capital in our efforts to re-let space, which may adversely affect our business, financial condition and results of operations.
We compete with a number of other owners and operators of office properties to renew leases with our existing clients and to attract new clients. To the extent that we are able to renew leases that are scheduled to expire in the short-term or re-let such space to new clients, heightened competition may require us to give rent concessions or provide client improvements to a greater extent than we otherwise would have.
If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our clients, we may lose potential clients, and we may be pressured to reduce our rental rates below those we currently charge, or may not be able to increase rates to market rates, in order to retain clients upon expiration of their existing leases. Even if our clients renew their leases or we are able to re-let the space, the terms and other costs of renewal or re-letting, including the cost of required renovations, increased client improvement allowances, leasing commissions, declining rental rates, and other potential concessions, may be less favorable than the terms of our current leases and could require significant capital expenditures. Our inability to renew leases or re-let space in a reasonable time, a decline in rental rates or an increase in client improvement, leasing commissions, or other costs may have a material adverse effect on our business, financial condition and results of operations.
Client defaults may have a material adverse effect on our business, financial condition and results of operations.
The majority of our revenues and income comes from rental income from real property. As such, our business, financial condition and results of operations could be adversely affected if our clients default on their lease obligations. Our ability to manage our assets is also subject to federal bankruptcy laws and state laws that limit creditors’ rights and remedies available to real property owners to collect delinquent rents. If a client becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the client promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to that client. We also cannot be sure that we would receive any rent in the proceeding sufficient to cover our expenses with respect to the premises. If a client becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the client. A client’s default on its obligations may have a material adverse effect on our business, financial condition and results of operations.

Some of our leases provide clients with the right to terminate their leases early, which may have a material adverse effect on our business, financial condition and results of operations.
Certain of our leases permit our clients to terminate their leases as to all or a portion of their leased premises prior to their stated lease expiration dates under certain circumstances, such as providing notice by a certain date and, in most cases, paying a termination fee. Clients occupying approximately [ • ]% of our rentable square feet and responsible for approximately [ • ]% of our annualized rental income as of June 30, 2021 have currently exercisable rights to terminate their leases before the stated term of their leases expire. To the extent that our clients exercise early termination rights, our cash flow and earnings will be adversely affected, and we can provide no assurances that we will be able to generate an equivalent amount of net effective rent by leasing the vacated space to new third-party clients. If our clients elect to terminate their leases early, it may have a material adverse effect on our business, financial condition and results of operations.
Our expenses may remain constant or increase, even if our revenues decrease, which may have a material adverse effect on our business, financial condition and results of operations.
Costs associated with our business, such as mortgage payments, real estate taxes, insurance premiums and maintenance costs, are relatively inelastic and generally do not decrease, and may increase, when a property is not fully occupied, rental rates decrease, a client fails to pay rent or other circumstances cause a reduction in property revenues. As a result, if revenues drop, we may not be able to reduce our expenses accordingly, which may have a material adverse effect on our business, financial condition and results of operations.
Property taxes may increase without notice.
The real property taxes on our properties and any other properties that we develop or acquire in the future may increase as property tax rates change and as those properties are assessed or reassessed by tax authorities. While the majority of our leases are under a net lease structure, some or all of such property taxes may not be collectible from our clients. In such event, our financial condition, results of operations, cash flows, trading price of our common stock and our ability to satisfy our principal and interest obligations and to pay dividends to our stockholders could be adversely affected, which may have a material adverse effect on our business, financial condition and results of operations.
Real estate property investments are illiquid. We may not be able to dispose of properties when desired or on favorable terms.
Real estate investments are relatively illiquid. Our ability to quickly sell or exchange any of our properties in response to changes in economic and other conditions will be limited. No assurances can be given that we will recognize full value, at a price and at terms that are acceptable to us, for any property that we are required to sell for liquidity reasons. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our financial condition and results of operations.
Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions.
We may acquire properties if we are presented with an attractive opportunity to do so. We may face competition for such acquisition opportunities from other investors, and such competition may adversely affect us by subjecting us to the following risks:
•
an inability to acquire a desired property because of competition from other well-capitalized real estate investors, including publicly traded and privately held REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, sovereign wealth funds, pension trusts, partnerships and individual investors; and

•
an increase in the purchase price for such acquisition property in the event we are able to acquire such desired property.

Accordingly, competition for acquisitions may limit our opportunities to grow our business following the Distribution, which may have a material adverse effect on our business, financial condition and results of operations.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.
We may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership. These transactions can result in stockholder dilution. This acquisition structure can have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require (and in the case of our properties, requires) that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions, which may have a material adverse effect on our business, financial condition and results of operations.
We may be unable to develop new properties successfully, which could materially adversely affect our results of operations due to unexpected costs, delays and other contingencies.
From time to time, we may acquire unimproved real property for development purposes as market conditions warrant. In addition to the risks associated with the ownership of real estate investments in general, and investments in joint ventures specifically, there are significant risks associated with our development activities, including the following:
•
delays in obtaining, or an inability to obtain, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, which could result in completion delays and increased development costs;

•
incurrence of development costs for a property that exceed original estimates due to increased materials, labor or other costs, changes in development plans or unforeseen environmental conditions, which could make completion of the property more costly or uneconomical;

•
abandonment of contemplated development projects or projects in which we have started development, and the failure to recover expenses and costs incurred through the time of abandonment which could result in significant expenses;

•
risk of loss of periodic progress payments or advances to builders prior to completion;

•
termination of leases by clients due to completion delays;

•
failure to achieve expected occupancy levels, as the lease-up of space at our development projects may be slower than estimated; and

•
other risks related to the lease-up of newly constructed properties.

In addition, we also rely on rental income and expense projections and estimates of the fair market value of a property upon completion of construction when agreeing to a purchase price at the time we acquire unimproved real property. If our projections are inaccurate, including due to any of the risks described above, we may overestimate the purchase price for a property and be unable to charge rents that compensate us for our increased costs, which may have a material adverse effect on our business, financial condition and results of operations.
We may co-invest in joint ventures with third parties. Any future joint venture investments could be adversely affected by the capital markets, lack of sole decision-making authority, reliance on joint venture partners’ financial condition and any disputes that may arise between us and our joint venture partners.
We may co-invest with third parties through partnerships, joint ventures or other structures in which we acquire noncontrolling interests in, or share responsibility for, managing the affairs of a property, partnership, co-tenancy or other entity. We, VEREIT and Realty Income may market minority interests in certain of our properties prior to the Merger Effective Time. If we enter into any such joint venture or similar ownership structure, we may not be in a position to exercise sole decision-making authority regarding the properties owned through such joint ventures or similar ownership structure. In addition, investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including potential deadlocks in making major decisions, restrictions on our ability to exit the joint venture, reliance on joint venture partners and the possibility that a joint venture partner might become bankrupt or fail to fund its share of required capital contributions, thus exposing us to liabilities in excess of our share of the joint venture or jeopardizing our REIT status. The funding of our capital contributions to such joint ventures may be dependent on proceeds from asset sales, credit facility advances or sales of equity securities. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to its policies or objectives. We may, in specific circumstances, be liable for the actions of our joint venture partners. In addition, any disputes that may arise between us and joint venture partners may result in litigation or arbitration that would increase our expenses. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.
We, our clients and our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations.
We, our clients and our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations.
Failure to comply with these requirements could subject us, or our clients, to governmental fines or private litigant damage awards. In addition, compliance with these requirements, including new requirements or stricter interpretation of existing requirements, may require us, or our clients, to incur significant expenditures. We do not know whether existing requirements will change or whether future requirements, including any requirements that may emerge from pending or future climate change legislation, will develop. Environmental noncompliance liability also could impact a client’s ability to make rental payments to us. Furthermore, our reputation could be negatively affected if we violate environmental laws or regulations, which may have a material adverse effect on our business, financial condition and results of operations.
In addition, as a current or former owner or operator of real property, we may be subject to liabilities resulting from the presence of hazardous substances, waste or petroleum products at, on, under or emanating from such property, including investigation and cleanup costs, natural resource damages, third-party liability for cleanup costs, personal injury or property damage and costs or losses arising from property use restrictions. In particular, some of our properties are adjacent to or near other properties that have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our properties are on, adjacent to or near sites upon which others, including former owners or clients of our properties, have engaged, or may in the future engage, in activities that have released or may have released petroleum products or other hazardous or toxic substances. Cleanup liabilities are often imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. The presence of hazardous substances also may result in use restrictions on impacted properties or result in liens on contaminated sites in favor of the government for damages it incurs to address contamination. We also may be liable for the costs of removal or remediation of hazardous substances or waste disposal or treatment facilities if we arranged for disposal or treatment of hazardous substances at such facilities, whether or not we own such facilities. Moreover, buildings and other improvements on our properties may contain asbestos-containing material or other hazardous building materials or could have indoor air quality concerns (e.g., from airborne contaminants such as mold), which may subject us to costs, damages and other liabilities including abatement cleanup, personal injury, and property damage liabilities. The foregoing could adversely affect occupancy and our ability to develop, sell or borrow against any affected property and could require us to make significant unanticipated expenditures that may have a material adverse effect on our business, financial condition and results of operations.
We may be materially adversely affected by laws, regulations or other issues related to climate change.
If we become subject to laws or regulations related to climate change, our business, financial condition and results of operations could be materially adversely affected. The federal government has enacted certain climate change laws and regulations which may, among other things, regulate “carbon footprints” and greenhouse gas emissions. Such laws and regulations could result in substantial compliance costs, retrofit costs and construction costs, including monitoring and reporting costs and capital expenditures for environmental control facilities and other new equipment. Furthermore, our reputation could be negatively affected if we violate climate change laws or regulations. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations related to climate change will affect our business, financial condition and results of operations. Additionally, the potential physical impacts of climate change on our operations are highly uncertain. These may include changes in rainfall and storm patterns and intensity, water shortages, changing sea levels and changing temperatures. These impacts may have a material adverse effect on our business, financial condition and results of operations.
Compliance or failure to comply with the Americans with Disabilities Act could result in substantial costs.
Our properties must comply with the Americans with Disabilities Act (the “ADA”) and any equivalent state or local laws, to the extent that our properties are public accommodations as defined under such laws. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. If one or more of our properties is not in compliance with the ADA or any equivalent state or local laws, we may be required to incur additional costs to bring such property into compliance with the ADA or similar state or local laws. Noncompliance with the ADA or similar state and local laws could also result in the imposition of fines or an award of damages to private litigants. We cannot predict the ultimate amount of the cost of compliance with the ADA or any equivalent state or local laws. If we incur substantial costs to comply with the ADA or any equivalent state or local laws, it may have a material adverse effect on our business, financial condition and results of operations.
Our assets may be subject to impairment charges.
We will regularly review our real estate assets for impairment, and based on these reviews, we may record impairment losses that have a material adverse effect on our business, financial condition and results of operations. Negative or uncertain market and economic conditions, as well as market volatility, increase the likelihood of incurring impairment losses. Such impairment losses may have a material adverse effect on our business, financial condition and results of operations.
Uninsured and underinsured losses may adversely affect our operations.
We, or in certain instances, clients at our properties, carry comprehensive commercial general liability, fire, extended coverage, business interruption, rental loss coverage, environmental and umbrella liability coverage on all of our properties. We also carry wind and flood coverage on properties in areas where we believe such coverage is warranted, in each case with limits of liability that we deem adequate. Similarly, we are insured against the risk of direct physical damage in amounts we believe to be adequate to reimburse us, on a replacement cost basis, for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. However, we may be subject to certain types of losses that are generally uninsured losses, including, but not limited to losses caused by riots, war or acts of God. In the event of substantial property loss, the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. In the event of an uninsured loss, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it not feasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property, which may have a material adverse effect on our business, financial condition and results of operations.
We may be subject to litigation, which could have a material adverse effect on our financial condition.
We may be subject to litigation, including claims related to our assets and operations that are otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which we may not be insured against. While we generally intend to vigorously defend ourselves against such claims, we cannot be certain of the ultimate outcomes of claims that may be asserted against us. Unfavorable resolution of such litigation may result in our having to pay significant fines, judgments, or settlements, which, if uninsured — or if the fines, judgments and settlements exceed insured levels — would adversely impact our earnings and cash flows, thereby negatively impacting our ability to service debt and pay dividends to our stockholders, which may have a material adverse effect on our business, financial condition and results of operations. Certain litigation, or the resolution of certain litigation, may affect the availability or cost of some of our insurance coverage, expose us to increased risks that would be uninsured, or adversely impact our ability to attract officers and directors, each of which may have a material adverse effect on our business, financial condition and results of operations.
Our business could be materially adversely affected by security breaches through cyber-attacks, cyber intrusions or otherwise.
We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization and other significant disruptions of our information technology networks and related systems. These risks include operational interruptions, private data exposure and damage to our relationships with our clients, among other things. There can be no assurance that our efforts to maintain the security and integrity of our information technology networks and related systems will be effective. A security breach involving our networks and related systems could disrupt our operations in numerous ways that may have a material adverse effect on our business, financial condition and results of operations.
If we are unable to satisfy the regulatory requirements of the Sarbanes-Oxley Act, or if our disclosure controls or internal control over financial reporting is not effective, investors could lose confidence in our reported financial information, which could adversely affect the perception of our business and the trading price of our common stock.
As a public company, we will become subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare our financial statements in accordance with the rules and regulations promulgated by the SEC. The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. Although management will continue to review the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, there can be no guarantee that our internal controls over financial reporting will be effective in accomplishing all of our control objectives. If we are not able to comply with these and other requirements in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of shares of our common stock could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which may have a material adverse effect on our business, financial condition and results of operations.
The success of our business following the Distribution depends on retaining officers and employees.
Our continued success depends to a significant degree upon the contributions of certain key personnel including, but not limited to, [ • ], our President and Chief Executive Officer, who would be difficult to replace. We cannot provide any assurance that [ • ] will remain employed by us. Our ability to retain [ • ], or to attract a suitable replacement should he leave, is dependent on the competitive nature of the employment market. The loss of services of [ • ] or other key personnel may have a material adverse effect on our business, financial condition and results of operations.
Additionally, our success after the Distribution will depend in part upon our ability to retain key former employees of Realty Income and VEREIT. Key employees may depart either before or after the Distribution because of issues relating to the uncertainty and difficulty of the Mergers, the Separation or a desire not to remain with us following the Distribution. Accordingly, no assurance can be given that following the Distribution, we will be able to retain key employees, which may have a material adverse effect on our business, financial condition and results of operations.
We have a significant amount of indebtedness and may need to incur more in the future.
Immediately following the Distribution, we expect to have approximately $[ • ] million of total outstanding indebtedness. In addition, in connection with executing our business strategies going forward, we expect to continue to evaluate the possibility of acquiring additional properties and making strategic investments, and we may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for us, including:

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hindering our ability to adjust to changing market, industry or economic conditions;

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limiting our ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund acquisitions or emerging businesses;

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limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;

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making us more vulnerable to economic or industry downturns, including interest rate increases; and

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placing us at a competitive disadvantage compared to less leveraged competitors.

Moreover, to respond to competitive challenges, we may be required to raise substantial additional capital to execute our business strategy. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. If we are able to obtain additional financing, our credit ratings could be further adversely affected, which could further raise our borrowing costs and further limit our future access to capital and our ability to satisfy our obligations under our indebtedness, which may have a material adverse effect on our business, financial condition and results of operations.
We have existing debt and refinancing risks that could affect our cost of operations.
Following the Distribution, we expect to have both fixed and variable rate indebtedness and may incur additional indebtedness in the future, including borrowings under our Orion Credit Facilities, to finance possible acquisitions and for general corporate purposes. As a result, we are, and expect to be, subject to the risks normally associated with debt financing including:
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that interest rates may rise;

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that our cash flow will be insufficient to make required payments of principal and interest;

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that we will be unable to refinance some or all of our debt;

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that any refinancing will not be on terms as favorable as those of our existing debt;

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that required payments on mortgages and on our other debt are not reduced if the economic performance of any property declines;

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that debt service obligations will reduce funds available for distribution to our stockholders;

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that any default on our debt, due to noncompliance with financial covenants or otherwise, could result in acceleration of those obligations;

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that we may be unable to refinance or repay the debt as it becomes due; and

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that if our degree of leverage is viewed unfavorably by lenders or potential joint venture partners, it could affect our ability to obtain additional financing.

If we are unable to repay or refinance our indebtedness as it becomes due, we may need to sell assets or to seek protection from our creditors under applicable law, which may have a material adverse effect on our business, financial condition and results of operations.
Our governing documents do not limit the amount of indebtedness we may incur and we may become more highly leveraged.
The Orion Charter and Orion Bylaws (as hereinafter defined) do not limit the amount of indebtedness we may incur. Accordingly, our board of directors may permit us to incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition, results of operations and funds available for distribution to stockholders might be negatively affected, and the risk of default on our indebtedness could increase, which may have a material adverse effect on our business, financial condition and results of operations.
The cost and terms of mortgage financings may render the sale or financing of a property difficult or unattractive.
The sale of a property subject to a mortgage loan may trigger pre-payment penalties, yield maintenance payments or make-whole payments to the lender, which would reduce the amount of gain or increase our loss on the sale of a property and could make the sale of a property less likely. Certain of our mortgage loans will have significant outstanding principal balances on their maturity dates, commonly known as “balloon payments.” There is no assurance that we will be able to refinance such balloon payments upon the maturity of the loans, which may force disposition of properties on disadvantageous terms or require replacement with debt with higher interest rates, either of which would have an adverse impact on our financial condition and results of operations. Additionally, at the time a loan matures, the property may be worth less than the loan amount and, as a result, we may determine not to refinance the loan and permit foreclosure, generating a loss. Any such losses may have a material adverse effect on our business, financial condition and results of operations.
[Financial covenants could materially adversely affect our ability to conduct our business.
Certain lenders have agreed to provide us the Orion Credit Facilities. The credit agreement governing the Orion Credit Facilities is expected to contain restrictions on the amount of debt we may incur and other restrictions and requirements on its operations. These restrictions, as well as any additional restrictions to which we may become subject in connection with additional financings or refinancings, could restrict our ability to pursue business initiatives, effect certain transactions or make other changes to our business that may otherwise be beneficial to us, which could adversely affect our results of operations. In addition, violations of these covenants could cause declarations of default under, and acceleration of, any related indebtedness, which would result in adverse consequences to our financial condition. The Orion Credit Facilities are expected to contain cross-default provisions that give the lenders the right to declare a default if we are in default resulting in (or permitting the) acceleration of other debt under other loans in excess of certain amounts. In the event of a default, we may be required to repay such debt with capital from other sources, which may not be available to us on attractive terms, or at all, which may have a material adverse effect on our business, financial condition and results of operations.]
Failure to hedge effectively against interest rate changes may have a material adverse effect on our business, financial condition and results of operations.
The interest rate hedge instruments we may use to manage some of our exposure to interest rate volatility involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements. Failure to hedge effectively against such interest rate changes may have a material adverse effect on our business, financial condition and results of operations.
We depend on external sources of capital that are outside of our control, which may affect our ability to pursue strategic opportunities, refinance or repay our indebtedness and make distributions to our stockholders.
In order to qualify to be taxed as a REIT, we generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, to our stockholders. Because of this distribution requirement, it is not likely that we will be able to fund all future capital needs from income from operations. As a result, when we engage in the development or acquisition of new properties or expansion or redevelopment of existing properties, we will continue to rely on third-party sources of capital, including lines of credit, collateralized or unsecured debt (both construction financing and permanent debt) and equity issuances. Our access to third-party sources of capital depends on a number of factors, including general market conditions, the market’s view of the quality of our assets, the market’s perception of our growth potential, our current debt levels and our current and expected future earnings. There can be no assurance that we will be able to obtain the financing necessary to fund our current or new developments or project expansions or our acquisition activities on terms favorable to us or at all. If we are unable to obtain a sufficient level of third-party financing to fund our capital needs, our ability to make distributions to our stockholders may be adversely affected which may have a material adverse effect on our business, financial condition and results of operations.
We may amend our investment strategy and business policies without stockholder approval.
Our board of directors may change our investment strategy or any of our investment guidelines, financing strategy or leverage policies with respect to investments, developments, acquisitions, growth, operations, indebtedness, capitalization and dividends at any time without the consent of our stockholders, which could result in an investment portfolio with a different risk profile. Such a change in our strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations, among other risks. These changes could adversely affect our ability to pay dividends to our stockholders, and may have a material adverse effect on our business, financial condition and results of operations.
[The Transition Services Agreement with the Realty Income grants Realty Income certain rights that may restrain our ability to take various actions in the future.
In connection with the Separation, we entered into the Transition Services Agreement, pursuant to which Realty Income will provide to us and our subsidiaries various services for a transitional period. The services to be provided include information technology, accounts payable, payroll, and other financial functions, as well as engineering support for various facilities, quality assurance support and other administrative services.
For more information, see “Certain Relationships and Related Person Transactions — Agreement with Realty Income.” The ability of Realty Income to [ • ] may have a material adverse effect on our business, financial condition and results of operations.]
Risks Related to the Separation and the Distribution
Following the Distribution, our business and operating results could be negatively affected if Realty Income is unable to successfully integrate the office businesses of Realty Income and VEREIT.
The Merger involves the combination of two companies which currently operate as independent public companies. The Separation and the Distribution involve the separation, reorganization and distribution of the assets of two companies that currently operate as independent public companies. Each of Realty Income (including Merger Sub 1 and VEREIT OP as successors in the Mergers) and VEREIT will be required to devote significant management attention and resources to the Separation and the Distribution. Potential difficulties we, Realty Income or VEREIT may encounter in the overall integration process following the Merger, or in the Separation and the Distribution specifically, include the following:
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lost revenue and clients as a result of certain clients of either of Realty Income or VEREIT deciding not to do business with us;

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difficulties in the integration of operations and systems of the office real properties of Realty Income and VEREIT;

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the inability to realize potential operating synergies;

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the failure by us, Realty Income or VEREIT to retain key former employees of either of Realty Income or VEREIT;

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the complexities of combining two companies with different histories, cultures, regulatory restrictions, markets and client bases;

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accounting, regulatory or compliance issues that could arise, including internal control over financial reporting;

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potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Mergers, the Separation and the Distribution;

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challenges in retaining the clients of each of Realty Income and VEREIT prior to the Merger Effective Time; and

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the effect of any or all of the above on the successful consummation of the Separation and Distribution.

For all these reasons, you should be aware that it is possible that the integration process or the Separation and the Distribution could result in the distraction of our management, the disruption of our ongoing business or inconsistencies in our services, standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with clients, vendors and employees or to achieve the anticipated benefits of the Separation and the Distribution, which may have a material adverse effect on our business, financial condition and results of operations.

We have no operating history as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
The historical information about our business in this information statement refers to the legacy Realty Income portion of the Orion Business as operated and integrated with the legacy VEREIT portion of the Orion Business. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Realty Income and VEREIT, prior to the Merger. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented, or those that we will achieve in the future. Factors which could cause our results to materially differ from those reflected in such historical and pro forma financial information and which may adversely impact our ability to achieve similar results in the future may include, but are not limited to, the following:
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the financial results in this information statement do not reflect all of the expenses we will incur as a public company;

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prior to the Separation and the Distribution, portions of our business have been operated by VEREIT and Realty Income, as applicable, and as part of their respective corporate organizations. We will need to make investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which we will no longer have access after the Distribution, which will be costly;

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after the Distribution, we will be unable to use VEREIT’s and Realty Income’s economies of scope and scale in procuring various goods and services and in maintaining vendor and client relationships. Although we will enter into certain transition-related agreements, including a Transition Services Agreement, with Realty Income, these agreements may not fully capture the benefits previously enjoyed as a result of our business being integrated within the businesses of VEREIT and Realty Income, and may result in us paying higher charges than paid in the past by VEREIT or Realty Income for necessary services. In addition, services provided to us under the Transition Services Agreement will generally only be provided for an agreed upon transition period, and may be subject to early termination;

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prior to the Separation and the Distribution, the working capital requirements and capital for general corporate purposes, including acquisitions, research and development, and capital expenditures, relative to the assets we will acquire in the Separation were satisfied as part of the corporation-wide cash management policies of Realty Income and VEREIT, respectively. Following the Distribution, while we have secured commitments for the Orion Credit Facilities, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may not be on terms as favorable those obtained by Realty Income or VEREIT, and the cost of capital for our business may be higher than Realty Income’s or VEREIT’s cost of capital prior to the Separation and the Distribution, which may have a material adverse effect on our business, financial condition and results of operations; and

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our cost structure, management, financing and business operations will be significantly different from that of Realty Income and VEREIT as a result of our operating as an independent public company. These changes will result in increased costs on a comparable basis focused on assets under management, including, but not limited to, legal, accounting, compliance and other costs associated with being a public company with equity securities traded on the NYSE.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of our status as an independent company. For additional information about the past financial performance of our business assets and the basis of presentation of the historical combined financial statements and the unaudited pro forma condensed combined financial statements of our business, please see “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.

Realty Income may fail to perform under various transaction agreements that will be executed as part of the Separation and the Distribution, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.
As of or prior to the Merger Effective Time, we will enter into agreements with Realty Income in connection with the Separation and the Distribution including the Separation and Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement. Certain of these agreements will provide for the performance of services by each company for the benefit of the other for a period of time after the Distribution. We will rely on Realty Income to satisfy its performance and payment obligations under such agreements. If Realty Income is unable to satisfy such obligations, including its indemnification obligations, we could incur operational difficulties or losses, which may have a material adverse effect on our business, financial condition and results of operations.
If we do not have in place similar agreements with other providers of these services when the transaction agreements terminate and we are not able to provide these services internally, we may not be able to operate our business effectively and our profitability may decline, which may have a material adverse effect on our business, financial condition and results of operations. For more information, see “Certain Relationships and Related Person Transactions.”
The distribution of shares of Orion common stock in the Distribution is expected to be treated as a taxable distribution to Realty Income common stockholders for U.S. federal income tax purposes.
The distribution of shares of Orion common stock in the Distribution is expected to be treated as a taxable distribution to Realty Income common stockholders (which will include the former VEREIT stockholders that received Realty Income common stock in the Merger and continue to hold such stock as of the close of business on the record date for the Distribution) for U.S. federal income tax purposes. Accordingly, an amount equal to the fair market value of the shares of Orion common stock received by a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) of Realty Income common stock in the Distribution is expected to generally be treated as a taxable dividend to the extent of the U.S. holder’s ratable share of any current or accumulated earnings and profits of Realty Income allocable to the Distribution, with the excess treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in Realty Income common stock and any remaining excess treated as capital gain. A U.S. holder’s tax basis in shares of Realty Income common stock held at the time of the Distribution is expected to be reduced (but not below zero) to the extent the fair market value of shares of Orion common stock distributed by Realty Income to such holder in the Distribution exceeds such holder’s ratable share of Realty Income’s current and accumulated earnings and profits allocable to the Distribution. The U.S. holder’s holding period for such Realty Income shares for U.S. federal income tax purposes will not be affected by the Distribution. Realty Income will not be able to advise you of the amount of earnings and profits of Realty Income until after the end of the calendar year in which the Distribution occurs. Realty Income or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the Distribution payable to non-U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences”) of Realty Income common stock, and any such withholding would be satisfied by Realty Income or such agent by withholding and selling a portion of the shares of Orion common stock that otherwise would be distributable to non-U.S. holders or by withholding from other property held in the non-U.S. holder’s account with the withholding agent.
Although Realty Income will be ascribing a value to the shares of Orion common stock in the Distribution for tax purposes, this valuation is not binding on the United States Internal Revenue Service (the “IRS”) or any other taxing authority. These taxing authorities could ascribe a higher valuation to those shares, particularly if shares of Orion common stock trade at prices significantly above the value ascribed to those shares by Realty Income in the period following the Distribution. Such a higher valuation may cause a larger reduction in the tax basis of Realty Income common stock held by its common stockholders or may cause such stockholders to recognize additional dividend or capital gain income. You should consult your tax advisor as to the particular tax consequences of the Distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.
Potential indemnification obligations owed to Realty Income pursuant to the Separation and Distribution Agreement may have a material adverse effect on our business, financial condition and results of operations.
The Separation and Distribution Agreement provides for, among other things, the principal corporate transactions required to effect the Separation and the Distribution, certain conditions to the Separation and the Distribution and provisions governing our relationship with Realty Income with respect to and following the Distribution. Among other things, the Separation and Distribution Agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist related to our business activities, whether incurred prior to or after the Distribution, as well as certain obligations of Realty Income that we will assume pursuant to the Separation and Distribution Agreement. If we are required to indemnify Realty Income under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities, which may have a material adverse effect on our business, financial condition and results of operations.
Realty Income or VEREIT may not be able to transfer their interests in certain properties in the Separation pursuant to certain agreements, due to the need to obtain the consent of third parties.
The co-owned nature of some of Realty Income’s and VEREIT’s properties, along with certain covenants and other restrictions contained in debt agreements secured by certain of the legacy Realty Income and VEREIT properties, may require Realty Income or VEREIT to obtain co-venturer or lender consent in order for such properties to be transferred to us in the Separation. There is no assurance that Realty Income or VEREIT, as applicable will be able to obtain such consents on terms that it determines to be reasonable, or at all. Failure to obtain such consents could require Realty Income to retain properties subject to these consents, which may have a material adverse effect on our business, financial condition and results of operations.
After the Distribution, certain of our directors may have actual or potential conflicts of interest because of their previous or continuing equity interests in, or positions at, Realty Income.
We expect that certain of our directors will be persons who are or have served as directors of Realty Income or who may own Realty Income common stock or other equity awards. Following the Distribution, even though our board of directors will consist of a majority of independent directors, we expect that certain of our directors will continue to have a financial interest in Realty Income common stock. Continued ownership of Realty Income common stock and equity awards, or service as a director at both companies, could create, or appear to create, potential conflicts of interest, which may have a material adverse effect on our business, financial condition and results of operations.
We may not achieve some or all of the expected benefits of the Separation and the Distribution, and the Separation and the Distribution may have a material adverse effect on our business, financial condition and results of operations.
We may not be able to achieve the full strategic and financial benefits expected to result from the Separation and the Distribution, or such benefits may be delayed due to a variety of circumstances, not all of which may be under our control. We may not achieve the anticipated benefits of the Separation and the Distribution for a variety of reasons, including, among others: (i) diversion of management’s attention from operating and growing our business; (ii) disruption of our ongoing business or inconsistencies in our services, standards, controls, procedures and policies, which could adversely affect our ability to maintain relationships with clients; (iii) increased susceptibility to market fluctuations and other adverse events following the Separation and the Distribution; and (iv) lack of diversification in our business, compared to VEREIT’s or Realty Income’s businesses prior to the Separation and the Distribution. Failure to achieve some or all of the benefits expected to result from the Separation and the Distribution, or a delay in realizing such benefits, may have a material adverse effect on our business, financial condition and results of operations.
Our agreements with Realty Income in connection with the Separation and the Distribution involve conflicts of interest, and we may have received better terms from unaffiliated third parties than the terms we will receive in these agreements.
Because the Separation and the Distribution involve the combination and division of certain of VEREIT’s and Realty Income’s existing businesses into an independent company, we expect to enter into certain agreements with Realty Income to provide a framework for our relationship with Realty Income following the Separation and the Distribution, including the Separation and Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement. The terms of these agreements will be determined while portions of our business are still owned by

Realty Income and VEREIT and will be negotiated by persons who are at the time employees, officers or directors of VEREIT, Realty Income or their subsidiaries, or who expect to be employees, officers or directors of Realty Income following the Merger Effective Time, and, accordingly, may have conflicts of interest. For example, during the period in which the terms of those agreements will be negotiated, we will not have a board of directors that will be independent of VEREIT or Realty Income. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties, which may have a material adverse effect on our business, financial condition and results of operations.
No vote of the VEREIT or Realty Income stockholders is required in connection with the Separation or the Distribution, so stockholder recourse is limited to divestiture.
No vote of the VEREIT or Realty Income stockholders is required in connection with the Separation and the Distribution. Accordingly, if the Distribution occurs and you do not want to receive Orion common stock in the Distribution, your only recourse will be to divest your shares of VEREIT or Realty Income common stock either prior to the Merger Effective Time or, with respect to Realty Income stockholders only, the record date for the Distribution.
Pursuant to the Separation and Distribution Agreement, Realty Income will indemnify us for certain pre-Distribution liabilities and liabilities related to the legacy Realty Income and VEREIT assets. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that Realty Income’s ability to satisfy its indemnification obligation will not be impaired in the future.
Pursuant to the Separation and Distribution Agreement, Realty Income will indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Realty Income retains, and there can be no assurance that Realty Income will be able to fully satisfy its indemnification obligations to us. Moreover, even if we ultimately succeed in recovering from Realty Income any amounts for which we were held liable by such third parties, any indemnification received may be insufficient to fully offset the financial impact of such liabilities or we may be temporarily required to bear these losses while seeking recovery from Realty Income, which may have a material adverse effect on our business, financial condition and results of operations.
Substantial sales of our common stock may occur in connection with the Distribution, which could cause our share price to decline.
The common stock that Realty Income intends to distribute to its stockholders generally may be sold immediately in the public market. Upon completion of the Distribution, we expect that we will have an aggregate of approximately [ • ] million shares of common stock issued and outstanding, based on the number of issued and outstanding shares of Realty Income common stock as of the record date. Shares of Orion common stock following the Distribution will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.
Although we have no actual knowledge of any plan or intention on the part of any of our 5% or greater stockholders to sell their shares of Orion common stock following the Distribution, it is possible that some of our large stockholders will sell our common stock that they receive in the Distribution. For example, our stockholders may sell our common stock because our concentration in office real properties, our business profile or our market capitalization as an independent company does not fit their investment objectives, or because shares of our common stock are not included in certain indices after the Distribution. A portion of Realty Income common stock is held by index funds, and if we are not included in these indices at the time of the Distribution, these index funds may be required to sell our shares. The sales of significant amounts of our common stock, or the perception in the market that this may occur, may result in the lowering of the market price of our shares, which may have a material adverse effect on our business, financial condition and results of operations.
[The Orion Credit Facilities may limit our ability to pay dividends on our common stock, including repurchasing shares of our common stock.
Under the credit agreement governing the Orion Credit Facilities, our dividends may not exceed the greater of (1) 90% of our funds from operations, and (2) the amount required for us to qualify and maintain our status as a REIT and to avoid the payment of any income or excise taxes. Other permitted dividends include, among other things, the amount required for us to avoid the imposition of income and excise taxes. Any inability to pay dividends may negatively impact our REIT status or could cause stockholders to sell shares of our common stock, which may have a material adverse effect on our business, financial condition and results of operations.]
No market currently exists for the Orion common stock and we cannot be certain that an active trading market for our common stock will develop or be sustained after the Distribution. The combined post-Distribution value of Realty Income common stock and our common stock may not equal or exceed the value of Realty Income common stock prior to the Distribution, and the price of our common stock may be volatile or may decline.
A public market for our common stock does not currently exist. We anticipate that beginning as early as two trading days before the record date, trading of our common stock will begin on a “when-issued” basis and will continue through the Distribution Date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the Distribution. Nor can we predict the prices at which our common stock may trade after the Distribution. The market price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside of our control. In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies. These fluctuations in the stock market may adversely affect the market price of our common stock. Among the factors that could affect the market price of our common stock are:
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actual or anticipated quarterly fluctuations in our business, financial condition and operating results;

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changes in revenues or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;

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the ability of our clients to pay rent to us and meet their other obligations to us under current lease terms;

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our ability to re-lease spaces as leases expire;

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our ability to refinance our indebtedness as it matures;

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any changes in our dividend policy;

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any future issuances of equity securities;

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strategic actions by us or our competitors, such as acquisitions or restructurings;

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general market conditions and, in particular, developments related to market conditions for the real estate industry; and

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domestic and international economic factors unrelated to our performance.

Additionally, we cannot assure you that the combined trading prices of Realty Income common stock and our common stock after the Distribution will be equal to or greater than the trading price of Realty Income common stock prior to the Distribution. Until the market has fully evaluated the combined businesses of Realty Income and VEREIT without the Orion Business, the price at which Realty Income common stock trades may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. Similarly, until the market has fully evaluated our business as a stand-alone entity, the prices at which shares of our common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of our stock price following the Distribution may have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Our Status as a REIT
Failure to qualify as a REIT would materially and adversely affect us and the value of our common shares.
We will elect to be taxed as a REIT and believe we will be organized and operate in a manner that will allow us to qualify and to remain qualified as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2021. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT and the statements in this information statement are not binding on the IRS or any court. Therefore, we cannot guarantee that we will qualify as a REIT or that we will remain qualified as such in the future. If we fail to qualify as a REIT or lose our REIT status, we will face significant tax consequences that would substantially reduce our cash available for distribution to our stockholders for each of the years involved because:
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we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to regular U.S. federal corporate income tax;

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we could be subject to increased state and local taxes; and

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unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Any such corporate tax liability could be substantial and would reduce our cash available for, among other things, our operations and distributions to stockholders. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to our stockholders. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect the trading price of our common shares.
Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the ownership of our common shares, requirements regarding the composition of our assets and a requirement that at least 95% of our gross income in any year must be derived from qualifying sources, such as “rents from real property.” Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Considerations Regarding Orion’s Taxation as a REIT — Taxation of Orion.” In addition, legislation, new regulations, administrative interpretations or court decisions may materially and adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.
Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local income, property and excise taxes on our income or property and, in certain cases, a 100% penalty tax, in the event we sell property as a dealer. In addition, our taxable REIT subsidiaries (each a “TRS”) will be subject to income tax as regular corporations in the jurisdictions in which they operate.
If either Realty Income or VEREIT failed to qualify as a REIT during certain periods prior to the Distribution, we would be prevented from electing to qualify as a REIT.
Under applicable Treasury Regulations, if Realty Income or VEREIT failed, or fails, to qualify as a REIT during certain periods prior to the Distribution, unless Realty Income’s or VEREIT’s failure were subject to relief under U.S. federal income tax laws, we would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which Realty Income or VEREIT failed to qualify.
If certain of our subsidiaries, including our operating partnership, fail to qualify as partnerships or disregarded entities for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.
One or more of our subsidiaries may be treated as a partnership or disregarded entity for federal income tax purposes and, therefore, will not be subject to federal income tax on its income. Instead, each of its partners or its member, as applicable, which may include us, will be allocated, and may be required to pay tax with respect to, such partner’s or member’s share of its income. We cannot assure you that the IRS will not challenge the status of any subsidiary partnership or limited liability company in which we own an interest as a disregarded entity or partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating any subsidiary partnership or limited liability company as an entity taxable as a corporation for federal income tax purposes, we could fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of any subsidiary partnerships or limited liability company to qualify as a disregarded entity or partnership for applicable income tax purposes could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners or members, including us.
Distribution requirements imposed by law limit our flexibility.
To maintain our status as a REIT for federal income tax purposes, we generally are required to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, each year. We also are subject to tax at regular corporate rates to the extent that we distribute less than 100% of our taxable income (including net capital gains) each year.
In addition, we are subject to a 4% non-deductible excise tax to the extent that we fail to distribute during any calendar year at least the sum of 85% of our ordinary income for that calendar year, 95% of our capital gain net income for the calendar year, and any amount of that income that was not distributed in prior years.
We intend to continue to make distributions to our stockholders to comply with the distribution requirements of the Code as well as to reduce our exposure to federal income taxes and the non-deductible excise tax. Differences in timing between the receipt of income and the payment of expenses to arrive at taxable income, along with the effect of required debt amortization payments, could require us to borrow funds to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.
Legislative or other actions affecting REITs could have a negative effect on us or our investors.
The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect us or our investors, including holders of our common stock or debt securities. We cannot predict how changes in the tax laws might affect us or our investors. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT, the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.
Risks Related to an Investment in Our Common Stock
Limitations on the ownership of our common stock and other provisions of the Orion Charter may preclude the acquisition or change of control of our Company.
Certain provisions contained in the Orion Charter and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change of control. Provisions of the Orion Charter are designed to assist us in maintaining our qualification as a REIT under the Code by preventing concentrated ownership of our capital stock that might jeopardize REIT qualification. Among other things, unless exempted by our board of directors, no person may actually or constructively own more than 9.8% of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, or 9.8% of the aggregate of the outstanding shares of all classes and series of our outstanding stock by value. Our board of directors may, in its sole discretion, grant exemptions to the stock ownership limits, subject to such conditions and the receipt by our board of directors of certain representations and undertakings.
In addition to these ownership limits, the Orion Charter also prohibits any person from (a) beneficially or constructively owning, as determined by applying certain attribution rules of the Code, shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code, (b) transferring our capital stock if such transfer would result in our stock being owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), (c) beneficially or constructively owning shares of our capital stock to the extent such ownership would result in us owning (directly or indirectly) an interest in a client if the income derived by us from that client for our taxable year during which such determination is being made would reasonably be expected to equal or exceed the lesser of one percent of our gross income or an amount that would cause us to fail to satisfy any of the REIT gross income requirements and (d) beneficially or constructively owning shares of our capital stock that would cause us otherwise to fail to qualify as a REIT. If any transfer of our shares of stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess, or in violation, of the above transfer or ownership limitations, (such person, a prohibited owner), then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of our capital stock that otherwise would cause any person to violate the above limitations will be void. The prohibited owner will not benefit economically from ownership of any shares of our capital stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of our capital stock held in the charitable trust.
Generally, the ownership limits imposed under the Code are based upon direct or indirect ownership by “individuals,” but only during the last half of a taxable year. The ownership limits contained in the Orion Charter are based upon direct or indirect ownership at any time by any “person,” which term includes entities. These ownership limitations in the Orion Charter are common in REIT governing documents and are intended to provide added assurance of compliance with the tax law requirements, and to minimize administrative burdens. However, the ownership limits on our common stock also might delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.
Furthermore, under the Orion Charter, our board of directors has the authority to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as our board of directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders’ best interests, which could have a material adverse effect on our business, financial condition and results of operations.
Maryland law may limit the ability of a third party to acquire control of us.
The Maryland General Corporation Law (the “MGCL”) provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholder rights plan, (c) make a determination under the Maryland Business Combination Act, or (d) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under the MGCL, the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. The MGCL also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under the MGCL.
The MGCL also provides that unless exempted, certain Maryland corporations may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, certain issuances of shares of stock and other specified transactions, with an “interested stockholder” or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding stock of the

Maryland corporation, unless the stock had been obtained in a transaction approved by its board of directors. These and other provisions of the MGCL could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control, which may have a material adverse effect on our business, financial condition and results of operations.
Market interest rates may have an effect on the value of our common stock.
One of the factors that will influence the price of our common stock following the Distribution will be its dividend yield, or the dividend per share as a percentage of the price of our common stock, relative to market interest rates. An increase in market interest rates, which are currently at historically low levels, may lead prospective purchasers of our common stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. If market interest rates increase and we are unable to increase our dividend in response, including due to an increase in borrowing costs, insufficient funds available for distribution or otherwise, investors may seek alternative investments with a higher dividend yield, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease as market interest rates increase, which may have a material adverse effect on our business, financial condition and results of operations.
The number of shares of our common stock available for future issuance or sale could adversely affect the per share trading price of our common stock and may be dilutive to current stockholders.
The Orion Charter authorizes our board of directors to, among other things, issue additional shares of our common stock without stockholder approval. In addition, our board of directors has the power under the Orion Charter to amend the Orion Charter to increase (or decrease) the number of authorized shares of our stock of any class from time to time, without approval of our stockholders. We cannot predict whether future issuances or sales of shares of our common stock, or the availability of shares for resale in the open market, will decrease the per share trading price of our common stock. The issuance of a substantial number of shares of our common stock in the open market [or the issuance of a substantial number of shares of our common stock upon the exchange of OP units], or the perception that such issuances might occur, could adversely affect the per share trading price of our common stock. In addition, any such issuance could dilute our existing stockholders’ interests in our company. [In addition, prior to the completion of the Distribution, we intend to adopt an equity compensation plan, and we may issue shares of our common stock or grant equity incentive awards exercisable for or convertible or exchangeable into shares of our common stock under the plan.] Future issuances of shares of our common stock may be dilutive to existing stockholders, which may have a material adverse effect on our business, financial condition and results of operations.
Future offerings of debt securities, which would be senior to our common stock upon liquidation, or preferred equity securities which may be senior to our common stock for purposes of dividends or upon liquidation, may materially adversely affect the per share trading price of our common stock.
In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing Orion LP to issue such debt securities), including medium-term notes, senior or subordinated notes and additional classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock or preferred units and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution of such assets to holders of our common stock. Additionally, any convertible or exchangeable securities that we may issue in the future may have rights, preferences and privileges more favorable than those of our common stock, and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Any shares of preferred stock or preferred units that we issue in the future could have a preference on liquidating distributions or a preference on dividends that could limit our ability to pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Any such future offerings may reduce the per share trading price of our common stock, which may have a material adverse effect on our business, financial condition and results of operations.

Our ability to pay dividends is limited by the requirements of Maryland law.
Our ability to pay dividends on our common stock is limited by Maryland law. Under the MGCL, a Maryland corporation, including Orion, generally may not pay a dividend if, after giving effect to the dividend, the corporation would not be able to pay its debts as such debts become due in the ordinary course of business or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed, if the corporation were dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the dividend. If we are unable to pay dividends, or our ability to pay dividends is limited, investors may seek alternative investments, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease, which may have a material adverse effect on our business, financial condition and results of operations.
We may change our dividend policy.
Future dividends will be declared and paid at the discretion of our board of directors, and the amount and timing of dividends will depend upon cash generated by operating activities, our business, financial condition, results of operations, capital requirements, annual distribution requirements under the REIT provisions of the Code, and such other factors as our board of directors deems relevant. Our board of directors may change our dividend policy at any time, and there can be no assurance as to the manner in which future dividends will be paid or that the current dividend level will be maintained in future periods. Any reduction in our dividends may cause investors to seek alternative investments, which would result in selling pressure on, and a decrease in the market price of, our common stock. As a result, the price of our common stock may decrease, which may have a material adverse effect on our business, financial condition and results of operations.
[If we qualify to be an “emerging growth company,” we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We expect to be classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, we are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (5) provide certain disclosure regarding executive compensation required of larger public companies or (6) hold stockholder advisory votes on executive compensation. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.
As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We do not intend to take advantage of such extended transition period.]

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This information statement and other materials we and Realty Income have filed or will file with the SEC contain, or will contain, forward-looking statements. Certain statements that are not in the present or past tense or that discuss our expectations (including any use of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “project,” “should” or similar expressions) are intended to identify such forward-looking statements, which generally are not historical in nature. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements.
Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such factors include, but are not limited to:
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Realty Income’s inability or failure to perform under the various transaction agreements effecting the Separation and the Distribution;

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our lack of operating history as an independent company;

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conditions associated with the global market, including an oversupply of office space, client financial difficulties and general economic conditions;

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that the Distribution will not qualify for tax-free treatment;

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our ability to meet mortgage debt obligations on certain of our properties;

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the availability of refinancing current debt obligations;

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potential co-investments with third-parties;

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changes in any credit rating we may subsequently obtain;

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changes in the real estate industry and in performance of the financial markets and interest rates and our ability to effectively hedge against interest rate changes;

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the actual or perceived impact of global and economic conditions;

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our ability to enter into new leases or renewal leases on favorable terms;

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the potential for termination of existing leases pursuant to client termination rights;

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the amount, growth and relative inelasticity of our expenses;

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risks associated with the ownership and development of real property;

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the outcome of claims and litigation involving or affecting the company;

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the ability to satisfy conditions necessary to close pending transactions and the ability to successfully integrate pending transactions;

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applicable regulatory changes;

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risks associated with acquisitions, including the integration of the combined businesses of VEREIT and Realty Income;

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risks associated with the fact that our historical and pro forma financial information may not be a reliable indicator of our future results;

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risks associated with achieving expected synergies or cost savings;

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risks associated with the potential volatility of our common stock; and

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other risks and uncertainties detailed from time to time in our SEC filings.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes.

Other factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties,” and “The Separation and the Distribution” contain forward-looking statements.

THE SEPARATION AND THE DISTRIBUTION
Background
On April 29, 2021, Realty Income, VEREIT, VEREIT OP, Merger Sub 1, and Merger Sub 2 entered into the Merger Agreement, pursuant to which Merger Sub 2 has merged with and into VEREIT OP, with VEREIT OP continuing as the surviving partnership. Pursuant to the Merger Agreement and immediately following the Partnership Merger, VEREIT has merged with and into Merger Sub 1, with Merger Sub 1 continuing as the surviving corporation. In connection with the Merger, each VEREIT common stockholder will have the right to receive 0.705 newly issued shares of Realty Income common stock, par value $0.01 per share (“Realty Income common stock”), for each share of VEREIT common stock, par value $0.01 per share (“VEREIT common stock”) that they own immediately prior to the Merger Effective Time (and such ratio, the “Exchange Ratio”). In connection with the Partnership Merger, each VEREIT OP common unit (other than those held by VEREIT or Realty Income and their respective affiliates) will be converted into the right to receive 0.705 newly issued shares of Realty Income common stock.
Upon consummation of the Merger, we will initially be a wholly owned subsidiary of Realty Income. Immediately after the Merger Effective Time, 92 office assets will be separated from the remainder of Realty Income’s businesses through the Separation. Subject to the satisfaction or waiver of the conditions to the Distribution, all of the outstanding shares of Orion common stock will be distributed pro rata to the holders of Realty Income common stock, including former VEREIT common stockholders and certain former VEREIT OP common unitholders.
On       , 2021, the VEREIT stockholders voted affirmatively to approve the Merger. On       , 2021, the Realty Income stockholders voted affirmatively to approve the issuance of shares of Realty Income common stock in connection with the transactions contemplated by the Merger Agreement. On       , 2021, the Realty Income board of directors approved the distribution of all of the issued and outstanding shares of Orion common stock at a ratio of share of [ • ] share of common stock for each share of Realty Income common stock held as of the close of business on the record date of       , 2021. Following the Distribution, we and Realty Income will be two independent, publicly traded REITs.
The Merger closed on       , 2021, subject to the satisfaction or waiver of all conditions to closing set forth in the Merger Agreement. On       , 2021, each Realty Income common stockholder (including former VEREIT common stockholders and certain former VEREIT OP common unitholders) will be entitled to receive [ • ] share of Orion common stock for each share of Realty Income common stock held at the close of business on the record date.
Realty Income and VEREIT stockholders will not be required to make any payment, surrender or exchange their Realty Income common stock or VEREIT common stock, or take any other action to receive their shares of Orion common stock in the Distribution. The Distribution of Orion common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions, including consummation of the Separation. For a more detailed description of these conditions, please refer to the section entitled “The Separation and Distribution Agreement — Conditions to the Distribution.” Upon completion of the Merger and the Distribution, we estimate that former Realty Income common stockholders will own approximately 70% of the common stock of each of Realty Income and Orion, and former VEREIT common stockholders and certain former VEREIT OP common unitholders will collectively own approximately 30% of the common stock of each of Realty Income and Orion.
Reasons for the Separation and the Distribution
The Realty Income board of directors believes that the Separation and the Distribution are in the best interests of Realty Income and its stockholders for a number of reasons, including the following:
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Create two separate, focused companies executing distinct business strategies.   Historically, Realty Income and VEREIT have both focused on a diversified net lease strategy. By separating the Orion Business into a stand-alone REIT, investors will have the opportunity to invest into separate companies, each with dedicated management teams focusing on distinct business strategies.

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Allow Realty Income’s management to focus on its core portfolio and strategy, while enabling our management to focus on enhancing the value of our portfolio.   The Separation and the Distribution will allow Realty Income’s management to focus on its core portfolio and strategy. We believe that our focus on our portfolio and strategy will allow us to more effectively create value for our shareholders.

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Provide an opportunity for our dedicated and experienced management team to implement and execute our growth strategy.   Separating the Orion Business from the remainder of Realty Income’s business, and providing a dedicated and experienced management team and other key personnel to operate the Orion Business will allow our management team to devote their full focus and attention to our assets, which will allow these assets to realize their full potential.

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Enhance investor transparency and better highlight Realty Income’s and our attributes.   The Separation and the Distribution will enable potential investors and the financial community to evaluate us and Realty Income separately and better assess the distinctive merits, performance and future prospects of each business. Additionally, the Separation and the Distribution will allow individual investors to better control their asset allocation decisions, providing investors the opportunity to invest in a well-capitalized REIT that is positioned to take advantage of a recovery in the office sector.

The Realty Income board of directors also considered a number of potentially negative factors in evaluating the Separation and the Distribution, including the following:
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Assumption of certain costs and liabilities.   Certain costs and liabilities of Realty Income will have an increased impact on us as a stand-alone company, and we and Realty Income will separately bear certain costs, such as the costs associated with being a public company.

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One-time costs of the Separation.   Each of Realty Income and us will incur costs in connection with our transition to being a separate, stand-alone public company, that may include accounting, tax, legal and other professional services costs and costs to separate information systems. Realty Income estimated that approximately $[ • ] million in costs will be incurred in connection with the Separation and the Distribution.

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Inability to realize anticipated benefits of the Separation.   We may not achieve the anticipated benefits of the Separation for a variety of reasons, including: (i) following the Separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Realty Income or VEREIT; and (ii) following the Separation, Orion’s business will be less diversified than Realty Income’s and VEREIT’s businesses prior to the Separation.

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Taxability of the Distribution.   The Distribution is expected to be treated as a taxable distribution to Realty Income common stockholders for U.S. federal income tax purposes.

The Realty Income board of directors concluded that the potential benefits of the Separation outweighed these factors. For more information, see “Risk Factors” beginning on page [ • ].
Ownership Structure
Structure and Formation of Orion Prior to Realty Income’s Distribution
We were formed as a Maryland corporation on July 1, 2021, and, prior to the Merger Effective Time, will be a wholly owned subsidiary of Realty Income. Following the Merger Effective Time, we, Realty Income and VEREIT will complete the Separation to separate the Office Properties of Realty Income and VEREIT, such that ownership of Realty Income and VEREIT’s office real properties will be consolidated within us and our subsidiaries. Following the Distribution, we, through our operating partnership, Orion LP, will own and operate the Orion Business and certain other assets previously owned by Realty Income and VEREIT.
Following the Separation, Orion LP will function as our operating partnership. The assets and liabilities associated with the Orion Business will be held by our operating partnership, of which we will be the general partner and hold a 100% direct general partner interest, and we will hold an indirect 100% limited partner interest.
Prior to the Separation, each of Realty Income and VEREIT will use commercially reasonable efforts to obtain any third-party consents required to effect the separation of assets and liabilities contemplated by the

Separation and Distribution Agreement. To the extent that a party is unable to obtain a release from a guarantee or other obligation that is contemplated to be assigned to the other party, the party benefitting from the guarantee or obligation will indemnify and hold harmless the other party from any liability arising from such guarantee or obligation, and will not renew or extend the term of, increase obligations under, or transfer, the applicable obligation or liability.
The following transactions, among others, are expected to occur following the Merger Effective Time, in advance of the Distribution:
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Realty Income and VEREIT will have taken all actions necessary to complete the Separation, including but not limited to the following steps:

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We will have organized a new Maryland limited partnership, Orion LP, which initially is wholly owned by us as the initial general partner and Orion Office REIT LP LLC, a Maryland limited liability company and wholly owned subsidiary of Orion, as the initial limited partner and have partnership agreements with provisions that are customary for REIT partnerships.

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Following the Merger Effective Time, VEREIT OP will contribute its office properties and certain other assets specified in the Separation and Distribution Agreement (as hereinafter defined) to Orion LP, and retain its interest in all other assets.

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Orion LP will enter into the Orion Credit Facilities.

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as a result of the Merger and the Separation, we will own 92 office properties, subject to approximately $254.4 million of existing secured property-level indebtedness, based on principal balances as of December 31, 2020, reduced by [ • ];

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immediately following the Merger Effective Time, we are expected to hold, directly through our 100% general partner interests or indirectly through our ownership of the limited partner, Orion Office REIT LP LLC; and

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in addition to the Separation and Distribution Agreement, as of or prior to the Merger Effective Time, we and Realty Income will enter into the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

The Orion Charter provides for two classes of stock: common stock and preferred stock. In connection with the Distribution, Orion will issue [ • ] shares of non-voting preferred stock to [ • ]. Subject to satisfaction of the conditions to the Distribution, Realty Income will effect the distribution of Orion common stock to Realty Income common stockholders as of the close of business on the record date as described above under “— Background.”
The Separation and Distribution Agreement
The following discussion summarizes the material provisions of the Separation and Distribution Agreement. The Separation and Distribution Agreement sets forth, among other things, our agreements with Realty Income regarding the principal transactions necessary to separate us from Realty Income. It also sets forth other agreements that govern certain aspects of our relationship with Realty Income after the Distribution Date. The form of this agreement will be filed as an exhibit to the registration statement on Form 10 of which this information statement is a part.
Transfer of Assets and Assumption of Liabilities
The Separation and Distribution Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of us and Realty Income as part of the Separation, and it provides for when and how these transfers, assumptions and assignments will occur. In particular, the Separation and Distribution Agreement provides, among other things, that subject to the terms and conditions contained therein:
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certain assets related to our businesses (the “Orion Assets”) will be retained by Orion or one of Orion’s subsidiaries or transferred to Orion or one of Orion’s subsidiaries, including:

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$[•] million of unrestricted cash proceeds from the Orion Credit Facilities;

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all issued capital stock or other equity interests in subsidiaries, joint ventures, partnerships or similar entities that primarily relate to the Orion Business;

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all right, title and interest (whether as owner, mortgagee or holder of a security interest) of the following properties:
[•];

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all of the intellectual property relating to Orion’s business;

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all contracts entered into in the name of, or expressly on behalf of, any of Orion’s business;

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all permits used primarily in Orion’s business;

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all books and records, wherever located, primarily related to Orion’s business;

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all accounts receivable, rights, claims, demands, causes of action, judgments, decrees and rights to indemnify or contribution in favor of Realty Income that are primarily related to Orion’s business; and

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other assets mutually agreed by the parties prior to the Distribution;

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certain liabilities related to Orion’s business or the Orion Assets (collectively, the “Orion Liabilities”) will be retained by or transferred to Orion or one of Orion’s subsidiaries, including:

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the Orion Credit Facilities;

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all liabilities relating to Orion’s business;

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all liabilities (including environmental liabilities) relating to underlying circumstances or facts existing, or events occurring, prior to the Distribution, to the extent relating to us or the Orion Assets;

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all guarantees and indemnitees in respect of any of the Orion Assets or Orion Liabilities;

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all third-party claims to the extent relating to Orion’s business and the Orion Assets;

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all insurance charges related to the Office Property Business and Orion Assets;

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other liabilities mutually agreed upon by the parties prior to the Distribution; and

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except all of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the Orion Assets and Orion Liabilities, including such assets other than the Orion Assets (the “Realty Income Assets”) and such liabilities other than the Orion Liabilities (the “Realty Income Liabilities”), will be retained by or transferred to Realty Income or one of its subsidiaries.

Information in this information statement with respect to the assets and liabilities of the parties following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise indicates. The Separation and Distribution Agreement provides that, in the event that the transfer or assignment of certain assets and liabilities to us or Realty Income, as applicable, does not occur prior to the Separation, then until such assets or liabilities can be transferred or assigned, we or Realty Income, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse us or Realty Income, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.
The Distribution
The Separation and Distribution Agreement governs the rights and obligations of the parties regarding the Distribution following the completion of the Separation. On the Distribution Date, Realty Income will distribute to its common stockholders (including former VEREIT common stockholders) that held shares of Realty Income common stock as of the record date all of the issued and outstanding shares of Orion common stock on a pro rata basis.

Conditions to the Distribution
The Separation and Distribution Agreement provides that the Distribution is subject to the satisfaction (or waiver by Realty Income) of certain conditions, including:
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the consummation of the Separation;

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the execution of a credit agreement by us and the Lenders (as defined below) for, and the satisfaction of conditions to, borrowing under the Orion Credit Facilities, and the distribution of $[•] million of funds borrowed under the Orion Term Loan to the partners of Orion LP, which in turn will, directly or indirectly, contribute such funds to Realty Income;

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the SEC declaring effective the registration statement of which this information statement forms a part, with no stop order in effect with respect thereto, and no proceeding for such purpose pending before, or threatened by, the SEC;

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the mailing of this information statement;

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no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the related transactions shall be in effect;

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the Orion common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution; and

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the execution of ancillary agreements by us and Realty Income, including the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

Release of Claims
Neither party will be liable to the other for indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages, other than with respect to a third-party claim. Each of us and Realty Income will also release the other party and its directors, officers, employees, agents and equity holders from all pre-closing liabilities related to the releasing party’s business or assets owned by such party after the Distribution, other than liabilities for any willful or intentional misconduct, fraud, gross negligence or bad faith. Neither party will make any claim against the other or such directors, officers, employees, agents or equity holders with respect to any such liability.
Indemnification
In the Separation and Distribution Agreement, we agree to indemnify, defend and hold harmless Realty Income, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:
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the Orion Liabilities and our failure to pay any Orion Liabilities in accordance with their terms;

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third-party claims relating to the Office Property Business or Orion Assets;

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our breach of the Separation and Distribution Agreement or any ancillary agreement; and

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any untrue statement of material fact in the registration statement to which this information statement is a part (other than statements explicitly made by Realty Income, which will be limited to those specified on a schedule to the Separation and Distribution Agreement).

Realty Income agrees to indemnify, defend and hold harmless, us and each of our affiliates and each of our and our affiliates’ respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:
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all Realty Income Liabilities and the failure of Realty Income to pay any Realty Income Liabilities in accordance with their terms;

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third-party claims relating to the Realty Income Assets;

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the breach by Realty Income of the Separation and Distribution Agreement or any ancillary agreement; and

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any untrue statement of material fact in the registration statement to which this information statement is a part, to the extent such statement is explicitly made by Realty Income (which will be limited to those specified on a schedule to the Separation and Distribution Agreement).

Neither we nor Realty Income will be liable to the other for indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages, other than liability with respect to a third-party claim.
Insurance
The Separation and Distribution Agreement provides that we and Realty Income will work in good faith to consider the appropriateness (from an economic cost and liability standpoint) of continuing coverage on properties owned by us and Realty Income after the Distribution under their existing property (casualty) insurance coverage through December 31, 20[22], but in no event will we or Realty Income be required to do so past December 31, 20[22]. Allocation and reimbursement of premiums will be required in connection with any such continuation. Following the Distribution, we will be solely responsible for any uninsured loss (including any deductible) on property we own after the Distribution.
Dispute Resolution
The Separation and Distribution Agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and Realty Income related to the Separation or Distribution by arbitration, if they are unable to be resolved first through good-faith negotiation by the parties.
Expenses
The Separation and Distribution Agreement will contain provisions that govern our and Realty Income’s responsibility for costs and expenses incurred prior to the Distribution Date in connection with the Separation and the Distribution, including costs and expenses relating to transfer taxes, legal and tax counsel, financial advisors and accounting advisory work related to the Separation and the Distribution.
Non-Solicit
Pursuant to the Separation and Distribution Agreement, for a period of two years after the Distribution neither we, nor any of our subsidiaries may, directly or indirectly, solicit for employment, employ or cause to leave the employ of Realty Income or its subsidiaries any employees of Realty Income or its subsidiaries, subject to exceptions for us to make general solicitations for employment not specifically directed at Realty Income or its subsidiaries or any of its employees, and hiring any person who responds to such solicitations or to solicit for employment, hire or employ any person referred to us by a third-party recruiter who has not been engaged for the purpose of specifically recruiting, nor been given instructions to recruit specifically, such Realty Income individuals.
Segregation of Accounts
We and Realty Income will use commercially reasonable efforts to separate and de-link any common bank or brokerage accounts between us, and any outstanding checks issued or payments initiated prior to the effective time of the Merger will be honored after the effective time of the Merger by the party then owning the account on which the check is drawn or the payment was initiated. The parties will cooperate to pay over any amounts received rightfully owed to the other party, subject to regulatory compliance.
Novation
We and Realty Income will use commercially reasonable efforts to obtain any consent or amendment required to novate or assign all liabilities and assets to the appropriate party, based on the separation of liabilities and assets described above. Additionally, we will use commercially reasonable efforts to have Realty Income and its subsidiaries removed as the guarantor or obligor (and to remove any security interest over such other party’s assets serving as collateral) with respect to any of our obligations or liabilities. To the extent the release or removal cannot be obtained, we will indemnify and hold harmless Realty Income and its subsidiaries from any liability arising from such guarantee or obligation, and will not renew or extend the term of, increase any obligations under, or transfer, the applicable obligation or liability.
Mortgage Debt
We will acquire properties previously owned by the other party, subject to existing mortgage debt. We will use commercially reasonable efforts to have Realty Income and its subsidiaries released from all debt obligations, including guarantees, relating to our properties.
Financing
As of December 31, 2020, the portfolio had approximately $254.4 million of total combined debt outstanding. To provide additional liquidity and facilitate growth, and in connection with the Separation, Orion LP expects to enter into a $[ • ] million term loan facility (the “Orion Term Loan”) and a $[ • ] million revolving credit facility (the “Orion Revolving Credit Facility,” and, together with the Orion Term Loan, the “Orion Credit Facilities”). Of the $[ • ] million borrowed under the Orion Term Loan, $[ • ] million will be distributed to the partners of Orion LP who in turn will, directly or indirectly, contribute the funds to Realty Income. Orion LP will retain the remaining $[ • ] million as working capital. We do not expect to have any outstanding borrowings under the Orion Revolving Credit Facility at the time of the Distribution. Orion LP may also secure approximately $[ • ] million in secured mortgage financing through the CMBS market who in turn will, directly or indirectly, contribute the funds to Realty Income. In total, Orion LP expects to have approximately $[ • ] million in outstanding indebtedness upon completion of the Separation.
Intellectual Property
Realty Income shall retain all rights to intellectual property of Realty Income immediately prior to the Distribution, including the “Realty Income” name and all related intellectual property, including Internet domain names and the “O” ticker symbol. We shall retain all rights to the “Orion” name and all related intellectual property, including Internet domain names and the “BELT” ticker symbol.
Information Sharing
We and Realty Income will use commercially reasonable efforts after the Distribution to share with the other party all information relating to matters prior to the Distribution, and such other party’s assets held by the disclosing party. The parties will agree on records retention policies and will keep copies of all historic records and agreements to support future diligence and audits. The Separation and Distribution Agreement will include a customary confidentiality agreement.
Other Matters
Other matters governed by the Separation and Distribution Agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.
Amendments
No provision of the Separation and Distribution Agreement may be amended or modified except by a written instrument signed by us and Realty Income.
Related Agreements
Transition Services Agreement
As of or prior to the Merger Effective Time, we and Realty Income will enter into a Transition Services Agreement, pursuant to which Realty Income will provide to us and our subsidiaries various services for a transitional period. The services to be provided include information technology, accounts payable, payroll, and other financial functions, as well as engineering support for various facilities, quality assurance support and other administrative services. The form of this agreement will be filed as an exhibit to the registration statement on Form 10 of which this information statement is a part.
Tax Matters Agreement
As of or prior to the Merger Effective Time, we and Realty Income will enter into a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of Realty Income and us after the Distribution with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other tax matters. Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Realty Income and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable law for such liabilities if Realty Income were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant. The form of this agreement will be filed as an exhibit to the registration statement on Form 10 of which this information statement is a part.
Employee Matters Agreement
As of or prior to the Merger Effective Time, we and Realty Income will enter into an Employee Matters Agreement in connection with the Separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters.
The Employee Matters Agreement will govern Realty Income’s and our compensation and employee benefit obligations relating to current and former employees of each company (including individuals who were VEREIT employees immediately prior to the Merger Effective Time), and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs.
The Employee Matters Agreement also may set forth the general principles relating to employee matters, including with respect to the assignment of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits. The Employee Matters Agreement may also address certain special circumstances, including employees who will transfer to their eventual permanent employer on a delayed basis because they will continue to provide services to either Realty Income or us during a transition period following the Distribution. The form of this agreement will be filed as an exhibit to the registration statement on Form 10 of which this information statement is a part.
When and How You Will Receive the Distribution
With the assistance of CTC, Realty Income expects to distribute Orion common stock on       ,       2021,      the Distribution Date, to all holders of shares of outstanding Realty Income common stock as of the close of business on       , 2021, the record date. CTC currently serves as the transfer agent and registrar for Realty Income common stock and will serve as the settlement and distribution agent in connection with the Distribution. Thereafter, CTC will serve as the transfer agent and registrar for Orion common stock. If you own shares of Realty Income common stock as of the close of business on the record date, the shares of Orion common stock, as applicable, that you are entitled to receive in the Distribution will be issued electronically, as of the Distribution Date, to you in book-entry form or to your bank or brokerage firm on your behalf. If you are a registered holder, CTC will then mail you a direct registration account statement that reflects your shares of Orion common stock, as applicable. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this Distribution. If you sell shares of Realty Income common stock in the “regular-way” market up to and including the Distribution Date, you will be selling your right to receive shares of Orion common stock on such shares of Realty Income common stock in the Distribution.

Commencing on or shortly after the Distribution Date, if you hold physical share certificates that represent your Realty Income common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Orion common stock that have been registered in book-entry form in your name.
Most Realty Income stockholders hold their shares of Realty Income common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold shares of Realty Income common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Orion common stock, as applicable, that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.
Transferability of Shares You Receive
Shares of Orion common stock distributed in connection with the Distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us, which may include certain of our executive officers, directors or principal stockholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.
The Number of Shares of Orion Common Stock You Will Receive
For each share of Realty Income common stock that you own as of the close of business on       , 2021, the record date for the Distribution, you will receive [ • ] share of Orion common stock.
Results of the Distribution
After the Distribution, we will be an independent, publicly traded REIT. The actual number of shares to be distributed will be determined at the close of business on       , 2021, the record date for the Distribution, and will reflect any exercise of Realty Income or VEREIT stock options between the date the Realty Income board of directors declares the Distribution and the record date for the Distribution. The Distribution will not affect the number of outstanding shares of Realty Income common stock or any rights of Realty Income common stockholders.
As of or prior to the Merger Effective Time, we will enter into the Separation and Distribution Agreement with Realty Income and will enter into other agreements with Realty Income as of or prior to the Merger Effective Time to effect the Separation and the Distribution. These agreements will provide a framework for our relationship with Realty Income after the Separation and the Distribution.
Additionally, these agreements will allocate between us and Realty Income the assets, liabilities and obligations of Realty Income and VEREIT (including intellectual property, and tax-related assets and liabilities) that are attributable to periods prior to the Distribution. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”
Market for Orion Common Stock
There is currently no public trading market for Orion common stock. We expect to have our common stock authorized for listing on the NYSE under the symbol “BELT.” We have not and will not set the initial price of our common stock. The initial price will be established by the public markets. We cannot predict the price at which our common stock will trade after the Distribution. In fact, the combined trading prices, after the Distribution, of the shares of Orion common stock that each Realty Income stockholder will receive in the Distribution and the Realty Income common stock held at the record date may not equal the “regular-way” trading price of a share of Realty Income stock immediately prior to the Distribution. The price at which

Orion common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Orion common stock will be determined in the public markets and may be influenced by many factors.
Trading Before the Distribution Date
Beginning as early as two trading days before the record date and continuing up to and including the Distribution Date, Realty Income expects that there will be two markets for shares of Realty Income common stock: a “regular-way” market and an “ex-distribution” market. Shares of Realty Income common stock that trade on the “regular-way” market will trade with an entitlement to shares of Orion common stock distributed in the Distribution. Shares of Realty Income common stock that trade on the “ex-distribution” market will trade without an entitlement to shares of Orion common stock distributed pursuant to the Distribution. Therefore, if you sell your shares of Realty Income common stock in the “regular-way” market up to and including through the Distribution Date, you will be selling your right to receive shares of Orion common stock in the Distribution. If you own shares of Realty Income common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the Distribution Date, you will receive the shares of Orion common stock that you are entitled to receive pursuant to your ownership of shares of Realty Income common stock as of the record date.
Furthermore, beginning as early as two trading days before the record date and continuing up to and including the Distribution Date, Orion expects that there will be a “when-issued” market for its common stock. “When-issued” trading refers to a sale or purchase made conditionally, because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Orion common stock that will be distributed to holders of Realty Income common stock (including former holders of VEREIT common stock and former holders of VEREIT OP common units) on the Distribution Date. If you owned shares of Realty Income common stock at the close of business on the record date, you would be entitled to Orion common stock distributed pursuant to the Distribution. With respect to Realty Income stockholders, you may trade this entitlement to Orion common stock, without the Realty Income common stock you own, on the “when-issued” market. On the first trading day following the Distribution Date, “when-issued” trading with respect to Orion common stock will end, and “regular-way” trading will begin. You should consult your bank, broker, nominee or other advisor before selling your shares to be sure you understand the effects of the NYSE trading procedures described above.
Conditions to the Distribution
Orion has announced that the Distribution will be effective at 12:01 a.m., Eastern time, on       , 2021, which is the Distribution Date, provided that certain conditions shall have been satisfied (or waived by Realty Income in its sole discretion), including:
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the consummation of the Separation;

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the SEC declaring effective the registration statement of which this information statement forms a part, with no stop order in effect with respect thereto, and no proceeding for such purpose pending before, or threatened by, the SEC;

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the mailing of this information statement;

•
no order, injunction, or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the related transactions shall be in effect;

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the Orion common stock to be distributed shall have been accepted for listing on the NYSE, subject to official notice of distribution; and

•
the execution of ancillary agreements by Realty Income and Orion, including the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement.

Realty Income does not intend to notify its stockholders of any modifications to the terms of the Separation or the Distribution that, in the judgment of its board of directors (or officers insofar as permitted by its board of directors), are not material. The Realty Income board of directors might, however, consider material, for example, significant changes to the Distribution Ratio, or to the assets to be contributed or the liabilities to be assumed in the Separation. To the extent that the Realty Income board of directors determines that any modifications by Realty Income materially change the material terms of the Distribution, Realty Income will notify Realty Income stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

DIVIDEND POLICY
We are a newly formed company that has not commenced operations, and as a result, we have not paid any dividends as of the date of this information statement. We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2021. We intend to make regular distributions to our stockholders to satisfy the requirements to qualify as a REIT. To qualify as a REIT, we must annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. Please refer to “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Considerations Regarding Orion’s Taxation as a REIT.”
We cannot assure you that our dividend policy will remain the same in the future, or that any estimated dividends will be paid or sustained. Dividends paid by us will be authorized and determined by our board of directors, in its sole discretion, out of legally available funds, and will be dependent upon a number of factors, including restrictions under applicable law, actual and projected financial condition, liquidity, funds from operations and results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, the annual REIT distribution requirements and such other factors as our board of directors deems relevant. For more information regarding risk factors that could materially and adversely affect our ability to pay dividends, see “Risk Factors” beginning on page [ • ].
Our dividends may be funded from a variety of sources. In particular, we expect that, initially, our dividends may exceed our net income under GAAP because of non-cash expenses, mainly depreciation and amortization expense, which are included in net income. To the extent that our funds available for distribution are less than the amount we must distribute to our stockholders to satisfy the requirements to qualify as a REIT, we may consider various means to cover any such shortfall, including borrowing under our anticipated Orion Revolving Credit Facility or other loans, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity, equity-related securities or debt securities or declaring taxable share dividends. In addition, the Orion Charter allows us to issue shares of preferred equity that could have a preference on dividends, and if we do, the dividend preference on the preferred equity could limit our ability to pay dividends to the holders of our common stock.
For a discussion of the tax treatment of distributions to holders of our common stock, please refer to “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Considerations Regarding Orion’s Taxation as a REIT — Material U.S. Federal Income Tax Consequences to Holders of Our Common Stock.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma condensed combined financial statements and notes thereto present the unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020. The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, in order to give effect to the transactions described below and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.
On April 29, 2021, Realty Income, VEREIT, VEREIT OP, Merger Sub 1 and Merger Sub 2 entered into the Merger Agreement, pursuant to which Merger Sub 2 has merged with and into VEREIT OP, with VEREIT OP continuing as the surviving partnership. Pursuant to the Merger Agreement and immediately following the Partnership Merger, VEREIT has merged with and into Merger Sub 1, with Merger Sub 1 continuing as the surviving corporation. At the Merger Effective Time, subject to the terms and conditions of the Merger Agreement, each share of VEREIT common stock will be converted into the right to receive 0.705 newly issued shares of Realty Income common stock, and each share of VEREIT OP common units (other than those held by VEREIT or Realty Income and their respective affiliates) will be converted into the right to receive 0.705 newly issued shares of Realty Income common stock. Following the Merger Effective Time, Realty Income will contribute the Office Properties to Orion, and commence the Distribution on       , 2021 to Realty Income’s stockholders (including former VEREIT common stockholders and former VEREIT OP common unitholders that received Realty Income common stock in the Merger and continue to hold such stock as of the close of business on the record date for the Distribution) on a pro rata basis. Following the Distribution, Orion will operate as a self-managed, publicly traded REIT. Realty Income Office Assets and VEREIT Office Assets are each considered to be a predecessor, as defined in the applicable rules and regulations of the SEC, to Orion, which will commence operations on the date of the Distribution.
The unaudited pro forma condensed combined balance sheet combines the historical combined balance sheet of Realty Income Office Assets as of June 30, 2021, and the historical combined and consolidated balance sheet of VEREIT Office Assets as of June 30, 2021, giving effect to the transactions described below as if they had been consummated on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 each give effect to the transactions described below as if they had been consummated on January 1, 2020. The unaudited pro forma condensed combined financial statements give effect to the following (collectively referred to as the “Pro Forma Transactions”):
•
the Mergers, the Separation, and the Distribution;

•
transaction costs specifically related to the Separation and the Distribution; and

•
the entry into the Orion Credit Facility and the incurrence of debt under the Orion Term Loan, including the use of proceeds from the Orion Term Loan as described elsewhere in this information statement.

The Mergers will be accounted for under ASC 805, Business Combinations, using the acquisition method of accounting with Realty Income treated as the acquiror of VEREIT. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill. The separation of the assets and liabilities related to the Orion Business from the remainder of Realty Income’s businesses in the Separation and Distribution will be accounted for at Realty Income’s carryover basis after adjusting the net assets of VEREIT Office Assets to fair value. As a result, future financial statements of Orion will initially reflect the historical cost carryover basis for Realty Income Office Assets and fair value basis for VEREIT Office Assets.
The Separation and the Distribution have not been consummated. Accordingly, the pro forma purchase price allocation of VEREIT Office Assets’ assets to be acquired and liabilities to be assumed is based on preliminary estimates of the fair values of the assets acquired and liabilities assumed in the Mergers, and the unaudited pro forma condensed combined financial statements are based upon currently available information and certain assumptions that the management of Orion believes are factually supportable as of the date of this information statement. A final determination of the fair value of VEREIT Office Assets’ assets acquired and liabilities assumed, including intangible assets, will be based on the actual net tangible and intangible assets and liabilities of VEREIT Office Assets that exist as of the closing date of the Mergers, the Separation and the Distribution and, therefore, cannot be made prior to the completion of the Mergers, the Separation and the Distribution. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analyses are performed. These potential changes to the purchase price allocation and related pro forma adjustments could be material.
The adjustments included in the unaudited pro forma condensed combined financial statements are based upon currently available information and assumptions that the management of Orion believes to be reasonable. However, the unaudited pro forma condensed combined financial statements of Orion do not necessarily represent the financial position or results of operations of Orion had it been operated as an independent, separate public company during the periods or as of the date presented. As a result, pro forma adjustments have been made to reflect the incremental costs that Orion expects to incur as an independent, separate public company. These pro forma adjustments are referred to as “Autonomous Entity Adjustments” in these unaudited pro forma condensed combined financial statements. These adjustments and related assumptions are described in the accompanying notes presented on the following pages. The unaudited pro forma condensed combined financial statements do not reflect any adjustments related to the agreements which Realty Income and Orion will enter into following the Distribution, as the scope of services and other terms within these agreements are not yet finalized.
These unaudited pro forma condensed combined financial statements are for informational purposes only and are not intended to represent or to be indicative of the actual results of operations or financial position that Orion would have reported had the Mergers, the Separation and the Distribution been completed as of the dates set forth in the unaudited pro forma condensed combined financial statements, and should not be taken as being indicative of Orion’s future consolidated results of operations or financial position. The actual results may differ significantly from those reflected in the unaudited pro forma condensed combined financial statements for a number of reasons, including differences between the assumptions used to prepare the unaudited pro forma condensed combined financial statements and actual amounts.
The unaudited pro forma condensed combined financial statements should be read in conjunction with:
•
The accompanying notes to the unaudited pro forma condensed combined financial statements;

•
Realty Income Office Assets’ audited historical combined financial statements and related notes as of and for the year ended December 31, 2020 and Realty Income Office Assets’ unaudited condensed combined financial statements as of and for six months ended June 30, 2021 and related notes, each of which are included elsewhere in this information statement;

•
VEREIT Office Assets’ audited historical combined and consolidated financial statements and related notes as of and for the year ended December 31, 2020 and VEREIT Office Assets’ unaudited condensed combined and consolidated financial statements as of and for six months ended June 30, 2021 and related notes, each of which are included elsewhere in this information statement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
June 30, 2021
(in thousands)
	Realty Income Office Assets Historical	VEREIT Office Assets Historical, As Reclassified (Note 3)	Transaction Accounting Adjustments	Item in Note 4	Autonomous Entity Adjustments	Item in Note 5	Pro Forma Combined
ASSETS
Real estate held for investment, at cost:
Land	$	$	$	[1]	$		$
Buildings and improvements				[1]
Total real estate held for investment, at cost
Less accumulated depreciation and amortization				[2]
Real estate held for investment, net
Cash and cash equivalents				[3]
Accounts receivable, net				[4]
Lease intangible assets, net				[5]
Other assets, net				[6]
Goodwill				[7]
Total assets	$	$	$		$		$
LIABILITIES AND EQUITY
Accounts payable and accrued expenses	$	$	$	[8]	$		$
Lease intangible liabilities, net				[9]
Other liabilities
Mortgages payable, net				[10]
Term loan, net				[11]
Total liabilities
Stockholders’ equity:
Common stock				[12]
Additional paid-in capital				[12]
Retained earnings				[12]
Equity				[12]
Total stockholders’ equity
Non-controlling interests
Total equity
Total liabilities and equity	$	$	$		$		$

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the six months ended June 30, 2021
(in thousands, except share and per share data)
	Realty Income Office Assets Historical	VEREIT Office Assets Historical	Transaction Accounting Adjustments	Item in Note 4	Autonomous Entity Adjustments	Item in Note 5	Pro Forma Combined
REVENUE
Rental revenue (including reimbursable)	$	$	$	[13]	$		$
EXPENSES
Depreciation and amortization				[14]
Property (including reimbursable)				[15]
Interest				[16]
General and administrative						[1]
Provisions for impairment
Separation and Distribution related costs				[17]
Total expenses
Other income, net
(Loss) income before taxes
Provision for income taxes
Net (loss) income
Net loss attributable to non-controlling interests
Net (loss) income attributable to common stockholders	$	$	$		$		$
Net (loss) income attributable to common stockholders per share:
Basic							$	[18]
Diluted							$	[18]
Weighted average common shares outstanding:
Basic								[18]
Diluted								[18]

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2020
(in thousands, except share and per share data)
	Realty Income Office Assets Historical	VEREIT Office Assets Historical	Transaction Accounting Adjustments	Item in Note 4	Autonomous Entity Adjustments	Item in Note 5		Pro Forma Combined
REVENUE
Rental revenue (including reimbursable)	$53,474	$166,257	$	[13]	$			$
EXPENSES
Depreciation and amortization	25,950	61,917		[14]
Property (including reimbursable)	5,770	45,378		[15]
Interest	2,931	9,869		[16]
General and administrative	2,051	7,157					[1]
Provisions for impairment	18,671	9,306
Separation and Distribution related costs	—	—		[17]
Total expenses	55,373	133,627
Other income, net	—	22
(Loss) income before taxes	(1,899)	32,652
Provision for income taxes	—	640
Net (loss) income	(1,899)	32,012
Net loss attributable to non-controlling interests	—	60
Net (loss) income attributable to common stockholders	$(1,899)	$32,072	$		$	$
Net (loss) income attributable to common stockholders per share:
Basic								$	[18]
Diluted								$	[18]
Weighted average common shares outstanding:
Basic									[18]
Diluted									[18]

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1 — Basis of Presentation
The Realty Income Office Assets and VEREIT Office Assets historical financial information has been derived from each respective company’s historical carve-out financial statements as of and for the six months ended June 30, 2021, and for the year ended December 31, 2020, which are included elsewhere in this information statement. Certain of VEREIT Office Assets’ historical amounts have been reclassified to conform to Realty Income Office Assets’ financial statement presentation, as discussed further in Note 3. Throughout the periods presented in the unaudited pro forma condensed combined financial statements, the operations of Realty Income Office Assets and VEREIT Office Assets were conducted and accounted for as part of Realty Income and VEREIT, respectively, using accounting conventions applicable to each respective parent entity. The historical combined financial statements of Realty Income Office Assets have been derived from Realty Income’s historical accounting records and reflect certain allocations of direct costs and expenses, which are based on assumptions that Realty Income’s management believes are reasonable. The historical combined and consolidated financial statements of VEREIT Office Assets have been derived from VEREIT’s historical accounting records and reflect certain allocations of direct costs and expenses, which are based on assumptions that VEREIT’s management believes are reasonable.
The unaudited pro forma condensed combined financial statements should be read in conjunction with (i) Realty Income Office Assets’ audited combined financial statements and the notes thereto as of and for the year ended December 31, 2020 and the unaudited condensed combined financial statements as of and for the six months ended June 30, 2021, and (ii) VEREIT Office Assets’ audited combined and consolidated financial statements and the notes thereto as of and for the year ended December 31, 2020 and the unaudited condensed combined and consolidated financial statements as of and for the six months ended June 30, 2021, each of which are included elsewhere in this information statement. The unaudited pro forma condensed combined balance sheet gives effect to the Pro Forma Transactions as if they had been completed on June 30, 2021. The unaudited pro forma condensed combined statements of operations give effect to the Pro Forma Transactions as if they had been completed on January 1, 2020.
The historical financial statements of Realty Income Office Assets and VEREIT Office Assets have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to the accounting for the Mergers, the Separation and the Distribution under U.S. GAAP (“Transaction Accounting Adjustments”). The Mergers will be accounted for using the acquisition method of accounting with Realty Income treated as the acquiror of VEREIT. The separation of the assets and liabilities related to the Orion Business from the remainder of Realty Income’s businesses in the Separation and the Distribution will be accounted for at Realty Income’s carryover basis after adjusting the net assets of VEREIT Office Assets to fair value as a result of the Mergers. For purposes of the unaudited pro forma condensed combined balance sheet, the estimated fair value of the net assets of VEREIT Office Assets is based upon Realty Income management’s preliminary estimates as of June 30, 2021. The completion of the final valuations, the allocations of the purchase price for the Mergers to the assets and liabilities of VEREIT (including those of VEREIT Office Assets), the timing of the completion of the Mergers, the Separation and the Distribution and other changes in tangible and intangible assets and liabilities that occur prior to the completion of the Mergers, the Separation and the Distribution could cause material differences in the information presented.
The Pro Forma Transactions and the related adjustments are described in these accompanying notes to the unaudited pro forma condensed combined financial statements. In the opinion of Orion’s management, all material adjustments have been made that are necessary to present fairly, in accordance with Article 11 of Regulation S-X of the SEC, the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the overall financial position or results of operations of Orion that would have occurred if the Pro Forma Transactions had been completed on the dates indicated, nor are they indicative of the overall financial position or results of operations that may be expected for any future period or date. In addition, future results may vary significantly from those reflected in the unaudited pro forma condensed combined financial statements due to factors discussed in the “Risk Factors” section, beginning on page [•].

Note 2 — Significant Accounting Policies
The accounting policies used in the preparation of these unaudited pro forma condensed combined financial statements are those set out in Realty Income Office Assets’ audited combined financial statements as of and for the year ended December 31, 2020 and Realty Income Office Assets’ unaudited condensed combined financial statements as of and for the six months ended June 30, 2021. Realty Income Office Assets’ management has determined that there were no significant accounting policy differences between Realty Income Office Assets and VEREIT Office Assets and, therefore, no adjustments are necessary to conform VEREIT Office Assets’ financial statements to the accounting policies used by Realty Income Office Assets in the preparation of the unaudited pro forma condensed combined financial statements. This conclusion is subject to change as further assessment is performed and finalized for Realty Income’s purchase accounting with respect to the Mergers.
As part of the application of ASC 805 to the Mergers, Realty Income will conduct a more detailed review of VEREIT’s accounting policies (including accounting policies applicable to VEREIT Office Assets) in an effort to determine if differences in accounting policies require further reclassification or adjustment of VEREIT Office Assets’ results of operations or reclassification or adjustment of assets or liabilities to conform to Realty Income Office Assets’ accounting policies and classifications. Therefore, Realty Income may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements. In certain cases, the information necessary to evaluate the differences in accounting policies and the impacts thereof may not be available until after the Mergers are completed.
Note 3 — Reclassification Adjustments
The VEREIT Office Assets’ historical balance sheet line items include the reclassification of certain historical balances to conform to the Realty Income Office Assets presentation of these unaudited pro forma condensed combined financial statements, as described below. These reclassifications have no effect on previously reported total assets, total liabilities, or equity of Realty Income Office Assets or VEREIT Office Assets.
•
VEREIT Office Assets’ balances for Restricted Cash, and Operating lease right-of-use assets, previously disclosed as separate components of VEREIT Office Assets’ combined and consolidated balance sheet, have been reclassified to Other assets, net.

•
VEREIT Office Assets’ balance for Rent and tenant receivables and other assets, previously disclosed as a separate component of VEREIT Office Assets’ combined and consolidated balance sheet, has been reclassified to Accounts receivable, net.

•
VEREIT Office Assets’ balances for intangible lease assets and the related accumulated amortization, which were previously reported on a gross basis as components of the Total real estate investments, net subtotal on VEREIT Office Assets’ combined and consolidated balance sheet, have been reclassified outside of Total real estate investments, net to Lease intangible assets, net.

•
VEREIT Office Assets’ balances for Deferred rent and other liabilities, and Operating lease liabilities previously disclosed as separate components of VEREIT Office Assets’ combined and consolidated balance sheet, have been reclassified to Other liabilities.

Note 4 — Transaction Accounting Adjustments
Balance Sheet
The pro forma adjustments reflect the effect of the Pro Forma Transactions on Realty Income Office Assets’ historical combined balance sheets and VEREIT Office Assets’ historical combined and consolidated balance sheets as if the Pro Forma Transactions occurred on June 30, 2021.
Assets
1)
Land and Buildings and improvements were adjusted as shown below, in order to reflect the fair value basis of VEREIT Office Assets established as a result of the Mergers.

	Estimated fair value	Less: Elimination of historical carrying value	Total pro forma adjustment
Land	$	$	$
Buildings and improvements
The preliminary fair values of the identifiable assets acquired and liabilities assumed of VEREIT Office Assets are based on a valuation as of the assumed consummation date of the Mergers that is prepared by Realty Income with the assistance of a third-party valuation advisor. For the preliminary estimate of fair values of assets acquired and liabilities assumed of VEREIT Office Assets, Realty Income used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. The allocation is dependent upon certain valuation and other studies that have not yet been finalized. Accordingly, the pro forma fair values reflected herein are subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed, and such differences could be material. In particular, the fair values of the assets and liabilities were estimated, in part, based upon the allocation of real estate and intangible lease assets and liabilities, and adjusted to reflect reasonable estimations for above-market and below-market leases, in-place lease values, and avoided lease origination costs, and to incorporate estimates for the mark-to-market adjustments (i.e., premiums) of mortgages payable to be assumed in the Mergers, all of which are based on Realty Income’s historical experience with similar assets and liabilities. In determining the estimated fair value of the tangible assets of VEREIT Office Assets, Realty Income utilized customary methods, including the income, market, and cost approaches. Amounts allocated to land, buildings and improvements, tenant improvements, and lease intangible assets and liabilities were based on an analysis performed by third parties based on portfolios with similar property characteristics.
The purchase price allocation for the Mergers has not been finalized. The final determination of the allocation of the purchase price will be based on the fair value of assets and liabilities as of the actual consummation date of the Mergers and will be completed after the Mergers have been consummated. These final fair values will be determined based on Realty Income’s management’s judgment, which is based on various factors, including (1) market conditions, (2) the industry in which the client operates, (3) the characteristics of the real estate (i.e., location, size, demographics, value and comparative rental rates), (4) the client credit profile, (5) profitability metrics and the importance of the location of the real estate to the operations of the client’s business, and/or (6) real estate valuations. The final determination of these estimated fair values, the assets’ useful lives and the depreciation and amortization methods are dependent upon certain valuations and other analyses that have not yet been completed, and as previously stated could differ materially from the amounts presented in the unaudited pro forma condensed combined financial statements. Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could change the portion of the purchase consideration allocable to VEREIT Office Assets and could impact Orion following the Mergers due to differences in the allocation of the purchase consideration, as well as changes in the depreciation and amortization related to some of the acquired assets.
2)
Accumulated depreciation and amortization were adjusted to eliminate the historical accumulated depreciation and amortization balances of VEREIT Office Assets totaling $[•] million, in order to reflect the fair value basis of VEREIT Office Assets established as a result of the Mergers.

3)
Cash and cash equivalents were adjusted to reflect the proceeds from the Orion Term Loan that will be retained by Orion as working capital. Refer to item (11) in this note for additional information.

4)
Accounts receivable, net were adjusted to reflect the fair value basis of VEREIT Office Assets established as a result of the Mergers. The pro forma adjustment eliminates VEREIT Office Assets’ historical straight-line rent receivable, net, of $[•] million, which is not treated as a separately recognized asset following the Mergers.

5)
Lease intangible assets, net were adjusted as shown below, in order to reflect the fair value basis of VEREIT Office Assets established as a result of the Mergers. The pro forma adjustments for Lease intangible assets, net consist of: (i) the elimination of the historical carrying values of these assets, net of the associated accumulated amortization, on the combined and consolidated balance sheet of VEREIT

Office Assets, and (ii) the recognition of the fair value of these assets, based upon the preliminary valuation of the intangible real estate assets associated with VEREIT Office Assets. For information regarding the valuation methodology applied to the lease intangible assets, refer to item 1 of Note 4. The following table summarizes the major classes of lease intangible assets of VEREIT Office Assets expected to be recognized in the Mergers and the total pro forma adjustment to Lease intangible assets, net (in thousands):
Amount
Preliminary allocation of fair value:
In-place leases	$
Leasing commissions and marketing costs
Above-market lease assets
Less: Elimination of historical carrying value of VEREIT Office Assets lease intangible assets, net
Total pro forma adjustment	$

6)
The pro forma adjustments for Other assets, net consist of: (i) the recognition of the fair value of acquired below-market ground leases of $[•] million, based upon the preliminary valuation of these contracts, in order to reflect the fair value basis of VEREIT Office Assets established as a result of the Mergers, and (ii) the recognition of $[•] million of deferred financing costs associated with the Orion Revolving Credit Facility. Orion does not expect to have any outstanding borrowings under the Orion Revolving Credit Facility at the time of the Distribution.

7)
The pro forma adjustment for goodwill represents the elimination of the historical carrying value of goodwill on the combined and consolidated balance sheet of VEREIT Office Assets of $[•] million.

Liabilities
8)
The pro forma adjustment for Accounts payable and accrued expenses represents $[•] million and $[•] million of estimated Separation and Distribution related costs to be incurred by Realty Income Office Assets and VEREIT Office Assets, respectively, as a result of the Separation and the Distribution.

9)
Lease intangible liabilities, net were adjusted to reflect the fair value basis of VEREIT Office Assets established as a result of the Mergers. The pro forma adjustments for Lease intangible liabilities, net consist of: (i) the elimination of the historical carrying values of these liabilities, net of the associated accumulated amortization, on the combined and consolidated balance sheet of VEREIT Office Assets, totaling $[•] million, and (ii) the recognition of the fair value of these liabilities of $[•] million, based upon the preliminary valuation of the intangible lease liabilities associated with VEREIT Office Assets. For information regarding the valuation methodology applied to the lease intangible liabilities, refer to Footnote 1 of Note 4.

10)
Mortgages payable, net were adjusted in order to reflect the fair value basis of VEREIT Office Assets established as a result of the Mergers. The pro forma adjustments for Mortgages payable, net reflect: (i) the elimination of the historical carrying values of these liabilities, including the associated unamortized deferred financing costs and net discounts, on the combined and consolidated balance sheet of VEREIT Office Assets, totaling $[•] million, and (ii) the recognition of the fair value of $[•] million based upon the preliminary valuation of these liabilities. The preliminary fair value of mortgages payable has been estimated by an independent third party using a discounted cash flow analysis, based on estimates of observable market interest rates.

11)
[Immediately prior to the Distribution, Orion LP, a wholly-owned subsidiary of Orion, will borrow $[•] million under the Orion Term Loan and will incur an estimated $[•] million of deferred financing costs. The pro forma adjustment to the Orion Term loan, net reflects the principal outstanding under the Orion Term Loan, net of the associated deferred financing costs. Of the $[•] million borrowed under the Orion Term Loan, $[•] million will be distributed to the partners of Orion LP who in turn will, directly or indirectly, contribute the funds to Realty Income. Orion LP will retain the remaining $[•] million as working capital.]

Equity
12)
The following table presents the pro forma adjustments to equity (in thousands):

	Equity	Common stock	Additional paid-in capital	Retained earnings
Distribution of proceeds from the Orion Term Loan to Realty Income	$	$	$	$
Elimination of historical equity of Realty Income Office Assets and VEREIT Office Assets
Adjustments to net equity value of VEREIT Office Assets prior to the Distribution(a)
Recapitalization of Orion equity
Separation and Distribution related costs
Total pro forma adjustment	$	$	$	$

(a)
The net equity value of Orion distributed in the Distribution includes the impact of adjustments for VEREIT Office Assets to reflect the fair value basis, as follows (in thousands):

Amount
Adjustment of Land and Buildings and improvements as discussed in item 1 of Note 4	$
Adjustment of Accumulated depreciation and amortization as discussed in item 2 of Note 4
Adjustment of Accounts receivable, net as discussed in item 4 of Note 4
Adjustment of Lease intangible assets, net as discussed in item 5 of Note 4
Adjustment of Other assets, net as discussed in item 6 of Note 4
Adjustment of Lease intangible liabilities, net as discussed in item 9 of Note 4
Adjustment of Mortgages payable, net as discussed in item 10 of Note 4
Total pro forma adjustment	$
Statements of Operations
The pro forma adjustments reflect the effect of the Pro Forma Transactions on Realty Income Office Assets’ historical combined statements of operations and VEREIT Office Assets’ historical combined and consolidated statements of operations as if the Pro Forma Transactions occurred on January 1, 2020.
Revenue
13)
Rental (including reimbursable)

The historical rental revenues for VEREIT Office Assets represent contractual and straight-line rents and amortization of above-market and below-market lease intangibles associated with the leases in effect during the periods presented. The adjustments included in the unaudited pro forma condensed combined statements of operations reflect the impact on rental revenues of the fair value basis of VEREIT Office Assets established as a result of the Mergers. The adjustments consist of: (i) the elimination of the historical straight-line rents and amortization of above-market and below-market lease intangibles for the real estate properties of VEREIT Office Assets, (ii) the adjustment of contractual rental property revenue for VEREIT Office Assets’ properties to a straight-line basis, and (iii) the amortization of above-market and below-market lease intangibles of VEREIT Office Assets recognized as a result of the Mergers.
The pro forma adjustment for the amortization of above-market and below-market lease intangibles of VEREIT Office Assets recognized as a result of the Mergers was estimated based on a straight-line methodology and the estimated remaining weighted average contractual, in-place lease term of [•] years. The lease intangible asset and liability fair values and estimated amortization may differ materially from the preliminary determination within these unaudited pro forma condensed combined financial statements. The pro forma adjustments to rental revenues do not purport to be indicative of the expected change in rental revenues of Orion in any future periods.
The following table summarizes the adjustments made to rental revenues as a result of applying the fair value basis to the real estate properties of VEREIT Office Assets (in thousands):
	Elimination of historical amounts(a)	Recognition of pro forma amounts	Total pro forma adjustment
For the six months ended June 30, 2021
Straight-line rents	$	$	$
Amortization of above-market and below-market lease intangibles
Total pro forma adjustment	$	$	$
For the year ended December 31, 2020
Straight-line rents	$	$	$
Amortization of above-market and below-market lease intangibles
Total pro forma adjustment	$	$	$

(a)
[Elimination of historical amounts excludes amounts related to VEREIT Office Assets properties that were sold between January 1, 2020 and June 30, 2021, because such properties are not part of the net assets acquired in the Mergers nor will they be part of the net assets transferred to Orion in the Separation and the Distribution.]

Expenses
14)
The adjustments included in the unaudited pro forma condensed combined statements of operations reflect the impact on depreciation and amortization expense of the fair value basis of VEREIT Office Assets established as a result of the Mergers. The adjustments consist of: (i) the elimination of the historical depreciation and amortization of real estate properties of VEREIT Office Assets, and (ii) the recognition of additional depreciation and amortization expense associated with the fair value of VEREIT Office Properties real estate tangible and intangible assets.

The pro forma adjustment for the depreciation and amortization of acquired assets of VEREIT Office Assets is calculated using a straight-line methodology and is based on estimated useful lives for building and site improvements, the remaining contractual, in-place lease term for intangible lease assets, and the lesser of the estimated useful life and the remaining contractual, in-place lease term for tenant improvements. The useful life of a particular building depends upon a number of factors including the condition of the building upon acquisition. For purposes of the unaudited pro forma condensed combined statements of operations, the weighted average useful life for buildings and site improvements is [•] years; the weighted average useful life for tenant improvements is [•] years; and the weighted average remaining contractual, in-place lease term is [•] years. The fair value of acquired real estate tangible and intangible assets of VEREIT Office Assets, estimated useful lives of such assets, and estimated depreciation and amortization expense may differ materially from the preliminary determination within these unaudited pro forma condensed combined financial statements. The pro forma adjustments to depreciation and amortization expense are not necessarily indicative of the expected change in depreciation and amortization expense of Orion in any future periods.

The following table summarizes adjustments made to depreciation and amortization expense by asset category as a result of applying the fair value basis to the real estate properties of VEREIT Office Assets (in thousands):
	For the six months ended June 30, 2021	For the year ended December 31, 2020
Buildings and improvements	$	$
Tenant improvements
In-place leases and leasing commissions and marketing costs
Less: Elimination of historical depreciation and amortization(a)
Total pro forma adjustment	$	$

(a)
[Elimination of historical amounts excludes amounts related to VEREIT Office Assets’ properties that were sold between January 1, 2020 and June 30, 2021, because such properties are not part of the net assets acquired in the Mergers nor will they be part of the net assets transferred to Orion in the Separation and the Distribution.]

15)
Represents an adjustment to increase ground leases rent expense by $[•] million for the six months ended June 30, 2021 and $[•] million for the year ended December 31, 2020 as a result of the revaluation of operating lease right-of-use assets and recognition of below-market ground lease intangible assets for VEREIT Office Assets’ ground leases. The adjustment is computed based on a straight-line approach and a weighted average remaining lease term of [•] years. The fair value adjustment for VEREIT Office Assets’ ground leases may differ materially from the preliminary determination within these unaudited pro forma condensed combined financial statements. The pro forma adjustments to property (including reimbursable) expense do not purport to be indicative of the expected change in ground rent expense of Orion in any future periods.

16)
The adjustments included in the unaudited pro forma condensed combined statements of operations reflect the impact on interest expense of the fair value basis of VEREIT Office Assets established as a result of the Mergers, and the additional interest expense associated with the Orion Credit Facilities. The adjustments consist of: (i) the elimination of VEREIT Office Assets’ historical amortization of deferred financing costs and net premiums/discounts, (ii) the amortization of the fair value adjustment for VEREIT Office Assets’ mortgages payable, (iii) additional interest expense on the Orion Term Loan based on an assumed rate of [•]%, and (iv) the amortization of deferred financing costs for the Orion Term Loan and the Orion Revolving Credit Facility. The following table summarizes adjustments made to interest expense (in thousands):

	For the six months ended June 30, 2021	For the year ended December 31, 2020
Elimination of historical deferred financing costs amortization	$	$
Elimination of historical amortization of net (discounts)/premiums
Amortization of the fair value adjustment on mortgages payable
Interest expense on the Orion Term Loan
Amortization of deferred financing costs for the Orion Term Loan and Orion Revolving Credit Facility
Total pro forma adjustment	$	$
The pro forma adjustments for the amortization of the fair value adjustment for VEREIT Office Assets’ mortgages payable were estimated based on a straight-line approach and the weighted average remaining contractual term of [•] years. The fair value adjustment on VEREIT Office Assets’ mortgages payable and estimated amortization expense may differ materially from the preliminary determination within these unaudited pro forma condensed combined financial statements. With respect to the pro forma adjustments to interest expense for the Orion Term Loan, a change of 12.5 basis points to the assumed annual interest rate of the Orion Term Loan would change pro forma interest expense by $[•] million and $[•] million for the six months ended June 30, 20221 and the year ended December 31, 2020, respectively, holding the principal balance of the Orion Term Loan constant.
17)
Represents the adjustment for Separation and Distribution related costs of $[•] million for the year ended December 31, 2020 resulting from estimated transaction-related costs that are not currently reflected in the historical combined financial statements of Realty Income Office Assets and the historical combined and consolidated financial statements of VEREIT Office Assets; these estimated transaction costs consist primarily of advisor fees, legal fees, transfer taxes, and accounting fees. It is assumed that these costs will not affect the statements of operations of Orion beyond twelve months after the closing date of the Mergers, the Separation and the Distribution.

18)
Pro forma net (loss) income attributable to common stockholders per share has been calculated based on the number of shares assumed to be outstanding, assuming such shares were outstanding for the full periods presented. The following table sets forth the computation of unaudited pro forma basic and diluted net (loss) income attributable to common stockholders per share (in thousands, except for share and per share data):

	For the six months ended June 30, 2021	For the year ended December 31, 2020
Numerator
Pro forma net (loss) income attributable to common stockholders	$	$
Denominator
Pro forma weighted average shares of common stock outstanding used in computing pro forma net (loss) income attributable to common stockholders per share – basic and diluted
Pro forma net (loss) income attributable to common stockholders per share – basic	$	$
Pro forma net (loss) income attributable to common stockholders per share – diluted	$	$
Note 5 — Autonomous Entity Adjustments
The unaudited pro forma condensed combined financial statements include autonomous entity adjustments that reflect certain incremental expense or other changes necessary to reflect the financial condition and results of operations as if Orion was a separate stand-alone entity. As an independent, separate public company following the Distribution, Orion expects to incur certain costs including accounting, auditing, communications, tax, legal and ethics and compliance program administration, employee benefits, human resources, information technology, insurance, investor relations, risk management, treasury, and other general and administrative functions.
This note should be read in conjunction with other notes in the unaudited pro forma condensed combined financial statements. Adjustments included in the column under the heading “Autonomous Entity Adjustments” represent the following:
1)
Reflects $[•] million of incremental costs that Orion expects to incur in addition to Realty Income’s and VEREIT’s corporate and shared costs allocated to Realty Income Office Assets’ respective historical combined financial statements and VEREIT Office Assets’ respective historical combined and consolidated financial statements. The additional expenses have been estimated based on assumptions that Realty Income, VEREIT, and Orion management believe are reasonable. However, actual incremental costs that will be incurred could differ materially from these estimates and depend on several factors, such as strategic decisions made in the applicable functional areas.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of the historical results of operations and liquidity and capital resources of Realty Income Office Assets and VEREIT Office Assets, each of which are our predecessors. Realty Income Office Assets and VEREIT Office Assets were not operated by Realty Income or VEREIT as stand-alone businesses during any of the periods presented herein. You should read the following discussion and analysis in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements.” This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please refer to “Risk Factors,” beginning on page [ • ] and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.
The Separation and the Distribution
On April 29, 2021, Realty Income, VEREIT, VEREIT OP, Merger Sub 1 and Merger Sub 2 entered into the Merger Agreement, pursuant to which Merger Sub 2 has merged with and into VEREIT OP, with VEREIT OP continuing as the surviving partnership. Pursuant to the Merger Agreement and immediately following the Partnership Merger, VEREIT has merged with and into Merger Sub 1, with Merger Sub 1 continuing as the surviving corporation. The Merger Agreement also identifies certain material terms of the then contemplated separation of Orion’s business from the remainder of Realty Income’s business (as combined with VEREIT as a result of the Mergers) in the Separation, which will be consummated after the Merger Effective Time, followed by the Distribution. Thereafter, our company and Realty Income will be two independent, publicly traded companies.
The Merger closed on                  , 2021, upon the satisfaction or waiver of all conditions to closing set forth in the Merger Agreement. The Distribution is expected to occur on , 2021, by way of a special dividend to Realty Income common stockholders, who will include former VEREIT common stockholders and certain former VEREIT OP common unitholders that received Realty Income common stock in the Merger and continue to hold such stock as of the close of business on the record date for the Distribution. In the Distribution, each such Realty Income common stockholder will be entitled to receive [ • ] share of Orion common stock for each share of Realty Income common stock held at the close of business on the record date. Realty Income stockholders will not be required to make any payment to surrender or exchange their Realty Income common stock or VEREIT common stock, or to take any other action to receive their shares of Orion common stock in the Distribution. The Distribution of Orion common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions, including consummation of the Separation.
Following consummation of the Mergers, the Separation and the Distribution, holders of Realty Income common stock (including former holders of VEREIT common stock and certain former holders of VEREIT OP common units that received Realty Income common stock in the Merger and continue to hold such stock as of the close of business on the record date for the Distribution, and including holders of Realty Income common stock immediately prior to the Mergers) who continue to hold such stock as of the close of business on the record date for the Distribution will hold, as applicable, the following:
•
each Realty Income common stockholder immediately prior to the Merger Effective Time will hold one share of Realty Income common stock and [ • ] share of Orion common stock for each share of Realty Income common stock held immediately prior to the Merger Effective Time;

•
each former VEREIT common stockholder immediately prior to the Merger Effective Time will hold 0.705 shares of Realty Income common stock and [ • ] shares of Orion common stock for each share of VEREIT common stock held immediately prior to the Merger Effective Time;

•
each former VEREIT OP common unitholder (other than VEREIT or Realty Income and their respective affiliates) immediately prior to the Merger Effective Time will hold 0.705 shares of Realty Income common stock and [ • ] shares of Orion common stock for each share of VEREIT OP common unit held immediately prior to the Merger Effective Time; and

•
former Realty Income common stockholders will own approximately 70% of the Orion common stock, and former VEREIT common stockholders and certain former VEREIT OP common unitholders will together own approximately 30% of the Orion common stock.

The foregoing assumes that the holder does not transfer any shares prior to the record date for the Distribution. For more information, see “The Separation and Distribution—Trading Before the Distribution Date.”
We will be a self-managed, publicly traded REIT with a portfolio of 92 office assets totaling approximately 10.5 million total leasable square feet engaged in the ownership, acquisition, and management of a diversified portfolio of mission-critical and headquarters office buildings located in high quality suburban markets across the United States and leased primarily on a single-tenant net lease basis to creditworthy tenants.
We have a proven, cycle-tested investment evaluation framework, developed by our management team which serves as the lens through which we make capital allocation decisions for both our current portfolio and future acquisitions. This framework prescribes that investments are evaluated along the following parameters: Suburban Market Features; Net Lease Investment Characteristics; Tenant Credit Underwriting; and Real Estate Attributes.
We seek to utilize our investment evaluation framework to drive external growth through acquisitions, generate internal growth via asset management, and optimize our portfolio through capital recycling. To accomplish this objective, we intend to execute along three fundamental drivers of our business: External Growth, Asset Management, and Capital Recycling.
We believe that the creation of a primarily single-tenant suburban office-focused REIT is unique and differentiated in the public REIT market and positions us to benefit from our lack of direct competition in the public commercial real estate market. We believe our highly experienced management team has a successful history of operating publicly traded REITs, significant expertise in the U.S. single-tenant suburban office market and extensive relationships with industry participants that, combined with our vertically-integrated platform handling investment, finance, property management, and leasing will enable us to identify value creation opportunities and position us for long-term internal and external growth.
Basis of Presentation
The combined financial statements of Realty Income Office Assets and VEREIT Office Assets include the accounts of Realty Income Office Assets and VEREIT Office Assets on a combined basis as the ownership interests have historically been under common control and ownership of Realty Income and VEREIT, respectively. These combined financial statements were derived from the books and records of Realty Income and VEREIT and were carved out from Realty Income and VEREIT, respectively.
The combined historical financial statements of Realty Income Office Assets and combined and consolidated financial statements of VEREIT Office Assets reflect charges for certain corporate costs and, we believe such charges are reasonable. Costs of the services that were charged to Realty Income Office Assets and VEREIT Office Assets were based on either actual costs incurred by each business or a proportion of costs estimated to be applicable to each entity, based on Realty Income Office Assets’ pro-rata share of total rental revenue and VEREIT Office Assets’ pro rata share of annualized rental income. The historical combined financial information presented does not necessarily include all of the expenses that would have been incurred had VEREIT Office Assets been operating as a separate, standalone entity. Such historical combined and consolidated financial information may not be indicative of the results of operations, financial position or cash flows that would have been obtained if VEREIT Office Assets had been an independent, stand-alone public company during the periods presented or of the future performance of Orion as an independent, standalone company.
As a public company, additional procedures and processes will be implemented for the purpose of addressing the standards and requirements applicable to public companies. In particular, the accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs may increase as Orion establishes more comprehensive compliance and governance functions, establishes, maintains and reviews internal controls over financial reporting in accordance with the Sarbanes-Oxley Act, and prepares and distributes periodic reports in accordance with SEC rules. The financial statements following this offering will reflect the impact of these expenses.
REALTY INCOME OFFICE ASSETS
Summary of Significant Accounting Policies
The accounting policies and estimates used in the preparation of the Realty Income Office Assets combined financial statements are more fully described in the notes to the combined financial statements included elsewhere in this information statement. However, certain significant accounting policies are considered critical accounting policies due to the increased level of assumptions used or estimates made in determining their impact on Realty Income Office Assets’ combined financial statements.
Management must make significant assumptions in determining if, and when, impairment losses should be taken on our properties when events or a change in circumstances indicate that the carrying amount of the asset may not be recoverable. If estimated future operating cash flows (undiscounted and without interest charges) plus estimated disposition proceeds (undiscounted) are less than the current book value of the property, a fair value analysis is performed and, to the extent the estimated fair value is less than the current book value, a provision for impairment is recorded to reduce the book value to estimated fair value. Key inputs that are utilized in this analysis include projected rental rates, estimated holding periods, capital expenditures, and property sales capitalization rates. If a property is held for sale, it is carried at the lower of carrying cost or estimated fair value, less estimated cost to sell. The carrying value of our real estate is the largest component of our combined balance sheets. The strategy of primarily holding properties, long-term, directly decreases the likelihood of their carrying values not being recoverable, thus requiring the recognition of an impairment. However, if that strategy, or one or more of the above assumptions were to change in the future, an impairment may need to be recognized. If events should occur that require reducing the carrying value of the real estate by recording provisions for impairment, they could have a material impact on the results of operations.
Recent Accounting Pronouncements
New accounting guidance that Realty Income Office Assets has recently adopted, as well as accounting guidance that has been recently issued but not yet adopted, is included in Note 3 — Summary of Significant Accounting Policies and Procedures and Newly Adopted Accounting Standards of the annual combined financial statements of Realty Income Office Assets, included elsewhere in this information statement.
Results of Operations
Comparison of the year ended December 31, 2020 to the year ended December 31, 2019
(in millions)	2020	2019	Increase (Decrease)
			$	%
REVENUE
Rental revenue (including reimbursable)	$53.5	$53.5	$—	0.0%
EXPENSES
Depreciation and amortization	26.0	27.0	(1.0)	(3.7)%
Property (including reimbursable)	5.8	5.9	(0.1)	(1.7)%
Interest	2.9	3.3	(0.4)	(12.1)%
General and administrative	2.0	2.0	—	0.0%
Provisions for impairment	18.7	—	18.7	100.0%
Total expenses	$55.4	$38.2	$17.2
NET INCOME	$(1.9)	$15.3	$(17.2)	(112.4)%
Rental Revenue (Including Reimbursable).   Rental revenue (including reimbursable) remained constant at $53.5 million during both of the years ended December 31, 2020 and December 31, 2019. There were no acquisitions nor disposals in the years ended December 31, 2020 and December 31, 2019, which led to stable rental revenues during these periods.
Depreciation and Amortization.   Depreciation and amortization expense decreased $1.0 million, or 3.7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019,           primarily due to a $0.8 million decrease in amortization expense of in-place leases as a result of certain assets reaching the end of their lease term during 2020, and a $0.2 million decrease in depreciation expense associated with an office property impairment (discussed below), resulting in a lower cost basis for depreciation.
Property (Including Reimbursable).   Property (including reimbursable) expenses decreased $0.1 million, or 1.7%, during the year ended December 31, 2020, compared to the year ended December 31, 2019.
Interest Expense. Interest expense decreased $0.4 million, or 12.1%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease is primarily attributable to Realty Income repaying three mortgages in full for $31.8 million during the second half of the year ended December 31, 2020, on behalf of Realty Income Office Assets, reducing the mortgage payable balance at December 31, 2020 by $33.1 million, or 47.2%, as compared to December 31, 2019.
General and Administrative Expenses.    General and administrative expenses remained constant at $2.0 million during both of the years ended December 31, 2020 and December 31, 2019. General and administrative expenses for Realty Income Office Assets are primarily an allocation from Realty Income general and administrative expenses.
Provisions for Impairment.   During the year ended December 31, 2020, Realty Income Office Assets recorded a $18.7 million pre-tax non-cash impairment loss related to one office property in the Other Manufacturing industry that was triggered by a near term lease expiration, combined with a mortgage obligation. Realty Income Office Assets did not record any impairment losses on properties during the year ended December 31, 2019.
Net (loss) income.   Realty Income Office Assets net (loss) income was $(1.9) million and $15.3 million for the years ended December 31, 2020 and 2019, respectively.
Comparison of the year ended December 31, 2019 to the year ended December 31, 2018
(in millions)	2019	2018	Increase (Decrease)
			$	%
REVENUE
Rental revenue (including reimbursable)	$53.5	$54.7	$(1.2)	(2.2)%
EXPENSES
Depreciation and amortization	27.0	28.0	(1.0)	(3.6)%
Property (including reimbursable)	5.9	5.4	0.5	9.3%
Interest	3.3	3.4	(0.1)	(2.9)%
General and administrative	2.0	3.1	(1.1)	(35.5)%
Provisions for impairment	—	—	—	0.0%
Total expenses	$38.2	$39.9	$(1.7)
TOTAL NET INCOME	$15.3	$14.8	$0.5	3.4%

Rental Revenue (Including Reimbursable).   Rental revenue (including reimbursable) decreased $1.2 million, or 2.2%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to an office lease which expired in December 2018 and renewed with a lower rental rate.
Depreciation and Amortization.   Depreciation and amortization expense decreased $1.0 million, or 3.6%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to a $1.4 million decrease in amortization expense of in-place leases as a result of certain assets reaching the end of their lease term during 2019, partially offset by a $0.3 million increase in depreciation expense associated with certain office property asset improvements placed in service throughout 2018 and 2019.
Property (Including Reimbursable).   Property (including reimbursable) expenses increased $0.5 million, or 9.3%, during the year ended December 31, 2019, compared to the year ended December 31, 2018, primarily due to an increase of $0.3 million of property insurance expense in 2019 and a $0.2 million increase in property tax expenses in 2019 as compared to 2018.
Interest Expense.   Interest expense decreased $0.1 million, or 2.9%, for the year ended December 31, 2019 compared to the year ended December 31, 2018.
General and Administrative Expenses.   General and administrative expenses decreased $1.1 million, or 35.5%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. General and administrative expenses for Realty Income Office Assets are an allocation from Realty Income general and administrative expenses. Realty Income general and administrative expenses decreased during the year ended December 31, 2019 primarily due to the severance charge incurred in 2018 that related to the former Realty Income CEO, who departed the company in October 2018.
Net income.   Net income for Realty Income Office Assets was $15.3 million and $14.8 million for the years ended December 31, 2019 and 2018, respectively.
Liquidity and Capital Resources
Cash Flows
      Cash is centrally managed at Realty Income and, therefore, Realty Income Office Assets maintain no separate cash or cash equivalents balances. Restricted cash was $3.9 million and $3.7 million at December 31, 2020 and 2019, respectively. The following table summarizes the changes in cash flows for the periods presented (in millions):
				Increase (Decrease)
	2020	2019	2018	2020 versus 2019	2019 versus 2018
Net cash provided (used) by operating activities	$42.3	$40.0	$42.0	$2.3	$(2.0)
Net cash provided (used) by investing activities	(0.5)	(0.5)	(2.4)	—	1.9
Net cash provided (used) by financing activities	(41.7)	(38.6)	(49.6)	(3.1)	11.0
Net cash provided by operating activities increased $2.3 million between the 2020 and 2019 periods primarily due to higher net income in 2020 as compared to 2019 when adjusting for the impact of the $18.7 million impairment recorded during 2020. Net cash provided by operating activities decreased $2.0 million between the 2019 and 2018 periods primarily due to the impact of changes in accounts payable, accrued expenses and other liabilities.
Net cash used in investing activities were constant between the 2020 and 2019 periods. Net cash used in investing activities decreased $1.9 million between the 2019 and 2018 periods primarily due to less capital expenditures related to property, plant and equipment during 2019.
Net cash used in financing activities increased $3.1 million between the 2020 and 2019 periods primarily due to $31.7 million in higher mortgage notes principal repayments during 2020 as compared to 2019, partially offset by $28.6 million lower distributions to Realty Income in 2020 as compared to 2019. Net cash used in financing activities decreased $11.0 million between the 2019 and 2018 periods primarily due to $11.0 million lower distributions to Realty Income in 2019 as compared to 2018.
Mortgage Notes Payable
The following summarizes our mortgages payable as of December 31, 2020 and 2019, respectively (in millions):
			December 31,
Office Properties	Fixed Rate	Maturity Date	2020	2019
Tucson, AZ(1)	5.4%	7/1/2021	$14.0	$14.3
Columbus, OH	5.6%	6/1/2032	12.8	13.3
East Windsor, NJ	4.9%	6/1/2022	9.6	9.6
Mount Pleasant, SC	5.6%	12/6/2020	—	13.8
Buffalo Grove, IL	5.1%	10/1/2020	—	9.6
East Syracuse, NY	5.2%	7/31/2020	—	8.6
Remaining principal balance			36.4	69.2
Unamortized premium, net			0.6	1.0
Total mortgages payable, net			$37.0	$70.2

(1)
In April 2021, one mortgage was repaid in full for $14.0 million related to the property in Tucson, AZ.

Contractual Obligations and Commitments
Realty Income Office Assets was subject to the following contractual obligations at December 31, 2020 (in millions). There were no commitments at December 31, 2020 (in millions):
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Greater than 5 Years
Contractual Obligations
Debt:
Mortgage notes payable	$36.4	$14.0	$9.6	$—	$12.8
Interest payments – mortgage notes	7.0	1.5	1.5	1.2	2.8
Operating Leases	3.9	0.1	0.2	0.2	3.4
Total contractual obligations	$46.4	$15.7	$11.3	$1.3	$18.1
Non-GAAP Financial Measures
Funds from Operations (FFO)
Realty Income Office Assets defines FFO, a non-GAAP financial measure, consistent with the National Association of Real Estate Investment Trusts’ (“Nareit”) definition, as net income or loss, plus depreciation and amortization of real estate assets, plus provisions for impairments of depreciable real estate assets.
Realty Income Office Assets considers FFO to be an appropriate supplemental measure of the operating performance of a real estate company as it is based on a net income analysis of property portfolio performance that adds back items such as depreciation and impairments for FFO. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a real estate company, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the real estate industry as a supplemental performance measure.

Adjusted Funds From Operations (AFFO)
Realty Income Office Assets believes the non-GAAP financial measure AFFO provides useful information to investors because it is a widely accepted industry measure of the operating performance of real estate companies that is used by industry analysts and investors who look at and compare those companies. In particular, AFFO provides an additional measure to compare the operating performance of different real estate companies without having to account for differing depreciation assumptions and other unique revenue and expense items which are not pertinent to measuring a particular company’s ongoing operating performance. Therefore, Realty Income Office Assets believes that AFFO is an appropriate supplemental performance metric, and that the most appropriate GAAP performance metric to which AFFO should be reconciled is net (loss) income.
Other companies in our industry use a similar measurement, but they may use the term “CAD” (for Cash Available for Distribution), “FAD” (for Funds Available for Distribution) or other terms. Our AFFO calculations may not be comparable to AFFO, CAD or FAD reported by other companies, and other companies may interpret or define such terms differently.
Presentation of the information regarding FFO and AFFO is intended to assist the reader in comparing the operating performance of different real estate companies, although it should be noted that not all real estate companies calculate FFO and AFFO in the same way, so comparisons with other real estate companies may not be meaningful. Furthermore, FFO and AFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as alternatives to net (loss) income as an indication of our performance. FFO and AFFO should not be considered as alternatives to reviewing our cash flows from operating, investing, and financing activities. In addition, FFO and AFFO should not be considered as measures of liquidity or of the ability to pay interest payments.
The table below presents a reconciliation from net income attributable to Realty Income Office Assets to FFO and AFFO for the years ended December 31, 2020, 2019 and 2018 (in millions):
		Year Ended December 31,
	2020	2019	2018
Net income attributable to Realty Income Office Assets	$(1.9)	$15.3	$14.8
Depreciation and amortization of real estate assets	26.0	26.9	28.0
Impairment of real estate	18.7	—	—
FFO attributable to Realty Income Office Assets	42.8	42.2	42.8
Amortization of premiums and discounts on debt and investments, net	(0.4)	(0.4)	(0.4)
Leasing costs and commissions	—	—	(1.1)
Recurring capital expenditures	—	(0.2)	(0.2)
Straight-line rent	0.4	0.1	—
Amortization of above-market lease assets and deferred lease incentives	(0.8)	(0.9)	(0.9)
AFFO attributable to Realty Income Office Assets	$42.0	$40.8	$40.2
VEREIT OFFICE ASSETS
Summary of Significant Accounting Policies
The accounting policies and estimates used in the preparation of the VEREIT Office Assets combined and consolidated financial statements are more fully described in the notes to the combined and consolidated financial statements included elsewhere in this information statement. However, certain significant accounting policies are considered critical accounting policies due to the increased level of assumptions used or estimates made in determining their impact on VEREIT Office Assets’ consolidated financial statements. VEREIT Office Assets considers critical accounting policies and estimates to be those used in the determination of the reported amounts and disclosure related to the following:

Real Estate Investments
Management performs quarterly impairment review procedures, primarily through continuous monitoring of events and changes in circumstances that could indicate the carrying value of its real estate assets may not be recoverable. Impairment indicators that management considers include, but are not limited to, decrease in operating income, bankruptcy or other credit concerns of a property’s major tenant or tenants or a significant decrease in a property’s revenues due to lease terminations, vacancies or reduced lease rates.
When impairment indicators are identified or if a property is considered to have a more likely than not probability of being disposed of within the next 12 to 24 months, management assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. U.S. GAAP requires VEREIT Office Assets to utilize the expected holding period of its properties when assessing recoverability. In the event that such expected undiscounted future cash flows do not exceed the carrying value, the real estate assets will be adjusted to their respective fair values and an impairment loss will be recognized. There are inherent uncertainties in making estimates of expected future cash flows such as market conditions and performance and sustainability of the tenants.
Goodwill Impairment
VEREIT evaluates goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. To determine whether it is necessary to perform a quantitative goodwill impairment test, VEREIT first assesses qualitative factors, including, but not limited to macro-economic conditions such as deterioration in the entity’s operating environment or industry or market considerations; entity-specific events such as increasing costs, declining financial performance, or loss of key personnel; or other events such as an expectation that a reporting unit will be sold or sustained decrease in VEREIT’s stock price on either an absolute basis or relative to peers. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not (i.e. greater than 50% chance) that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no quantitative testing is required. If it is determined, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value is less than the carrying amount, the provisions of guidance require that the fair value be compared to the carrying value. Goodwill is considered impaired if the carrying value exceeds the fair value. No impairments of goodwill were recorded during the years ended December 31, 2020, 2019 or 2018.
Recent Accounting Pronouncements
New accounting guidance that VEREIT Office Assets has recently adopted, as well as accounting guidance that has been recently issued but not yet adopted, is included in Note 1 — Summary of Significant Accounting Policies of the annual combined and consolidated financial statements of VEREIT Office Assets, included elsewhere in this information statement.

Results of Operations
Comparison of the year ended December 31, 2020 compared to the year ended December 31, 2019.
(in millions)	2020	2019	Increase (Decrease)
			$	%
REVENUE
Rental revenue	$166.3	$169.3	$(3.0)	(1.8)%
EXPENSES
Property operating	45.4	45.0	0.4	0.9%
General and administrative	7.2	7.2	—	0.0%
Depreciation and amortization	61.9	65.5	(3.6)	(5.5)%
Impairments	9.3	3.5	5.8	165.7%
Total operating expenses	123.8	121.2	2.6
Interest expense	(9.9)	(11.0)	(1.1)	(10.0)%
Other income, net	—	0.5	(0.5)	(100.0)%
Total other (expenses) income, net	(9.9)	(10.5)	0.6
Provision for income taxes	(0.6)	(0.5)	0.1	20.0%
TOTAL NET INCOME	$32.0	$37.1	$(5.1)	(13.7)%
Rental Revenue.   Rental revenues decreased $3.0 million, or 1.8%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.
Property Operating Expenses.   Property operating expenses increased $0.4 million, or 0.9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.
General and Administrative Expenses.   General and administrative expenses remained constant at $7.2 million during both of the years ended December 31, 2020 and December 31, 2019. General and administrative expenses for VEREIT Office Assets are an allocation from overall VEREIT, Inc. general and administrative expenses.
Depreciation and Amortization Expense.   Depreciation and amortization expense decreased $3.6 million, or 5.5%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to real estate furniture and fixtures that were fully depreciated during the year ended December 31, 2019, as they had reached the end of their useful lives.
Impairments.   Impairments increased $5.8 million, or 165.7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. As part of VEREIT Office Assets’ impairment review procedures, net real estate assets representing two properties were deemed to be impaired, resulting in impairment charges of $9.3 million during the year ended December 31, 2020. During the year ended December 31, 2019, net real estate assets related to two properties, were deemed to be impaired, resulting in impairment charges of $3.5 million. The 2020 and 2019 impairments related to properties that management identified for potential sale or determined, based on discussions with the current tenants, would not be re-leased by the tenant and management believed that the property would not be leased to another tenant at the rental rate that supports the current book value.
Interest Expense.   Interest expense decreased $1.1 million, or 10.0%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to the payoff of $52.9 million of mortgage notes payable and principal payments of $4.2 million subsequent to January 1, 2019.
Other Income, Net.   Other income, net decreased $0.5 million, or 100.0%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to property insurance settlement proceeds received during the year ended December 31, 2019, with no comparable proceeds received during the same period in 2020.

Provision for Income Taxes.   Provision for income taxes increased by $0.1 million, or 20.0%, during the year ended December 31, 2020 compared to the year ended December 31, 2019.
Net income.   Net income attributable to VEREIT Office Assets was $32.0 million and $37.1 million for the years ended December 31, 2020 and 2019, respectively, a decrease of $5.1 million, or 13.7%, during the year ended December 31, 2020.
Comparison of the year ended December 31, 2019 compared to the year ended December 31, 2018.
(in millions)	2019	2018	Increase (Decrease)
			$	%
REVENUE
	$169.3	$167.2	$2.1	1.3%
Rental revenue
EXPENSES
Property operating	45.0	44.0	1.0	2.3%
General and administrative	7.2	7.2	—	0.0%
Depreciation and amortization	65.5	80.9	(15.4)	(19.0)%
Impairments	3.5	—	3.5	100.0%
Total operating expenses	121.2	132.1	(10.9)
Interest expense	(11.0)	(13.1)	(2.1)	(16.0)%
Other income, net	0.5	0.6	(0.1)	(16.7)%
Total other (expenses) income, net	(10.5)	(12.5)	2.0
Provision for income taxes	(0.5)	(0.6)	(0.1)	(16.7)%
TOTAL NET INCOME	$37.1	$22.0	$15.1	68.6%
Rental Revenue.   Rental revenue increased $2.1 million, or 1.3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018.
Property Operating Expenses.   Property operating expenses increased $1.0 million, or 2.3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018.
General and Administrative Expenses.   General and administrative expenses remained constant at $7.2 million during both of the years ended December 31, 2019 and December 31, 2018. General and administrative expenses for VEREIT Office Assets are an allocation from overall VEREIT, Inc. general and administrative expenses.
Depreciation and Amortization Expense.   Depreciation and amortization expense decreased $15.4 million, or 19.0%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to real estate furniture and fixtures that were fully depreciated during the year ended December 31, 2018, as they had reached the end of their useful lives.
Impairments.   Impairments of $3.5 million were recognized during the year ended December 31, 2019. There was no impairment provision recognized during the year ended December 31, 2018. As part of VEREIT Office Assets’ impairment review procedures, net real estate assets representing two properties were deemed to be impaired resulting in impairment charges of $3.5 million during the year ended December 31, 2019. The 2019 impairment related to properties that management identified for potential sale or determined, based on discussions with the current tenants, would not be re-leased by the tenant and management believed that the property would not be leased to another tenant at the rental rate that supports the current book value.
Interest Expense.   Interest expense decreased $2.1 million, or 16.0%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to the payoff of $102.9 million of mortgage notes payable and principal payments of $6.1 million subsequent to January 1, 2018.

Other Income, Net. Other income, net decreased $0.1 million, or 16.7%, for the year ended December 31, 2019 compared to the year ended December 31, 2018.
Provision for Income Taxes. Provision for income taxes decreased $0.1 million, or 16.7%, during the year ended December 31, 2019 compared to the year ended December 31, 2018.
Net income attributable to VEREIT Office Assets was $37.1 million and $22.0 million for the years ended December 31, 2019 and 2018, respectively, an increase of $15.1 million, or 68.6%, during the year ended December 31, 2019.
Liquidity and Capital Resources
Cash Flows
Cash, cash equivalents and restricted cash were $3.4 million, $2.9 million and $1.9 million at December 31, 2020, 2019 and 2018, respectively. The following table summarizes the changes in cash flows for the periods presented (in millions):
	Year Ended December 31,			2020 to 2019 Change	2019 to 2018 Change
	2020	2019	2018
Net cash provided by operating activities	$104.9	$104.3	$99.1	$0.6	$5.2
Net cash used in investing activities	(8.7)	(11.3)	(12.7)	2.6	1.4
Net cash used in financing activities	(95.7)	(92.0)	(89.5)	(3.7)	(2.5)
Net cash provided by operating activities increased $0.6 million between the 2020 and 2019 periods, primarily due to a decrease of $1.7 million in cash interest payments, partially offset by a decrease of $0.8 million in cash rent received. Net cash provided by operating activities increased $5.2 million between the 2019 and 2018 periods primarily due to an increase of $2.3 million in cash rent received, a decrease of $1.7 million in cash interest payments and an increase of $0.8 million in accounts payable and accrued expenses.
Net cash used in investing activities decreased $2.6 million between the 2020 and 2019 periods, primarily due to a decrease of $2.6 million in capital expenditures and leasing costs. Net cash used in investing activities decreased $1.4 million between the 2019 and 2018 periods, primarily due to a decrease of $3.7 million in real estate developments offset by an increase of $2.7 million in capital expenditures and leasing costs.
Net cash used in financing activities increased $3.7 million between the 2020 and 2019 periods, primarily due to an increase of $52.6 million in net distributions to parent offset by a decrease of $48.6 million in the repayment of mortgage notes payable. Net cash used in financing activities increased $2.5 million between the 2019 and 2018 periods primarily due to an increase of $6.2 million in net distributions to parent offset by a decrease of $3.4 million in the repayment of mortgage notes payable.
Mortgage Notes Payable
As of December 31, 2020, VEREIT Office Assets had mortgage notes payable, net of $217.6 million, including net premiums of less than $0.1 million and net deferred financing costs of $0.3 million, with a weighted-average years to maturity of 1.4 years and a weighted-average interest rate of 4.64%. The weighted average interest rate for fixed rate loans is computed using the interest rate in effect until the anticipated repayment date and the weighted average interest rate for the variable rate loan is computed using the interest rate in effect as of December 31, 2020.
As of December 31, 2020, the mortgage notes are secured by 12 properties with a net carrying value of $368.4 million. As of December 31, 2020, the estimated fair value of the mortgage notes payable was $222.5 million and was estimated by discounting the expected cash flows based on estimated borrowing rates available as of the measurement date.
The mortgage loan agreements require the maintenance of certain financial ratios. Failure to maintain such ratios could result in restrictions on the use of cash associated with the establishment of certain lender reserves. At December 31, 2020, there were no cash restrictions due to failure to maintain financial ratios.

Contractual Obligations and Commitments
VEREIT Office Assets was subject to the following contractual obligations at December 31, 2020 (in millions). There were no commitments at December 31, 2020:
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Greater than 5 Years
Contractual Obligations:
Debt:
Mortgages notes payable	$218	$75	$143	$—	$—
Interest payments – mortgage notes(1)	13	8	5	—	—
Operating Leases	12	0	1	1	10
Total Contractual Obligations	$243	$83	$149	$1	$10

(1)
Interest payments due in future periods on the $15.1 million of variable rate debt were calculated using a forward LIBOR curve.

Capital Expenditures
During the year ended December 31, 2020, VEREIT Office Assets capitalized $7.1 million of recurring capital expenditures, which included $3.6 million of leasing commissions, $1.9 million of capital improvements and $1.7 million of tenant improvements, and $1.3 million of non-recurring capital expenditures. During the year ended December 31, 2019, VEREIT Office Assets capitalized $8.5 million of recurring capital expenditures, which included $5.6 million of capital improvements, $2.1 million of leasing commissions and $0.9 million of tenant improvements, and $0.9 million of non-recurring capital expenditures.
The majority of VEREIT Office Assets’ capital improvements relate to roof repairs, HVAC improvements, and parking lot resurfacing and replacements. Recurring capital expenditures are costs incurred to maintain the revenue stream. Non-recurring capital expenditures are costs incurred to generate additional revenue.
Non-GAAP Financial Measures
Funds from Operations (FFO)
Due to certain unique operating characteristics of real estate companies, as discussed below, Nareit has promulgated a supplemental performance measure known as funds from operations (“FFO”), which VEREIT Office Assets believes to be an appropriate supplemental performance measure to reflect the operating performance of a real estate company. FFO is not equivalent to our net income or loss as determined under U.S. GAAP.
Nareit defines FFO as net income or loss computed in accordance with U.S. GAAP adjusted for depreciation and amortization of real estate assets, impairment write-downs on real estate, and our pro rata share of FFO adjustments related to unconsolidated partnerships and joint ventures. VEREIT Office Assets calculates FFO in accordance with Nareit’s definition described above.
Adjusted Funds from Operations (AFFO)
VEREIT Office Assets uses adjusted funds from operations (“AFFO”) as a non-GAAP supplemental financial performance measure to evaluate the operating performance of VEREIT Office Assets. AFFO, as defined by VEREIT Office Assets, excludes certain noncash items such as impairments of goodwill, intangible and right of use assets, straight-line rent, net direct financing lease adjustments, gains or losses on derivatives, reserves for loan loss, gains or losses on the extinguishment or forgiveness of debt and amortization of intangible assets, deferred financing costs, premiums and discounts on debt and investments, above-market lease assets and below-market lease liabilities. Management believes that excluding these costs from FFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time. AFFO allows for a comparison of the performance of our operations with other real estate companies, as AFFO, or an equivalent measure, is routinely reported by publicly-traded REITs, and VEREIT Office Assets believes often used by analysts and investors for comparison purposes.
VEREIT Office Assets believes FFO and AFFO, in addition to net (loss) income, as defined by U.S. GAAP, are helpful supplemental performance measures and useful in understanding the various ways in which our management evaluates the performance of VEREIT Office Assets over time. However, not all real estate companies calculate FFO and AFFO the same way, so comparisons with other real estate companies may not be meaningful. FFO and AFFO should not be considered as alternatives to net (loss) income and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, Nareit, nor any other regulatory body has evaluated the acceptability of the exclusions used to adjust FFO in order to calculate AFFO and its use as a non-GAAP financial performance measure.
The table below presents a reconciliation of net income attributable to VEREIT Office Assets to FFO and AFFO for the years ended December 31, 2020, 2019 and 2018 (in millions):
	Year Ended December 31,
	2020	2019	2018
Net income	$32.0	$37.1	$22.0
Depreciation and amortization of real estate assets	61.9	65.5	80.9
Impairment of real estate	9.3	3.5	—
FFO	103.2	106.1	102.9
Gain (loss) on derivative instruments, net	—	0.1	(0.4)
Amortization of premiums and discounts on debt and equity investments, net	(0.7)	(0.7)	(0.9)
Amortization of above-market lease assets and deferred lease incentives	0.1	(0.4)	(0.5)
Amortization and write-off of deferred financing costs	0.2	0.1	0.2
Loss on extinguishment and foregiveness of debt, net	—	—	(0.1)
Straight-line rent	1.0	0.2	(2.2)
AFFO	$103.8	$105.4	$99.0

BUSINESS AND PROPERTIES
Our Company
We will be an internally-managed REIT engaged in the ownership, acquisition, and management of a diversified portfolio of mission-critical and headquarters office buildings located in high quality suburban markets across the U.S. and leased primarily on a single-tenant net lease basis to creditworthy clients.
We intend to employ a proven, cycle-tested investment evaluation framework which will serve as the lens through which we make capital allocation decisions for both our current portfolio and future acquisitions. This framework prescribes that investments are evaluated along the following parameters:
Suburban Market Features.   We will focus on suburban markets with strong fundamentals and demographic tailwinds accelerated in the post-COVID environment. We will look for markets with population growth, limited new supply, and highly educated workforces that are well positioned to capitalize on de-urbanization trends amplified by the migration of millennials to the suburbs. The suburbs within Sun Belt states in particular are markets which are now benefiting from an increasing number of corporate relocations from urban coastal markets to inland secondary markets, as companies and employees alike seek a lower cost of living, business-friendly tax and regulatory environments, less density, and better weather. Additionally, we believe there are a variety of markets outside the Sun Belt which possess similar attractive characteristics and are benefiting from similar trends. We will look to opportunistically emphasize both Sun Belt and other similar high quality markets as we grow our portfolio.
Net Lease Investment Characteristics.   We seek stable cash flow from primarily long term leases with high credit quality clients and inflation protection from embedded rent growth. Net leases can enhance stability of cash flows by shifting some or all operating expense burden to the client.
Client Credit Underwriting.   We will pursue both investment grade rated clients and creditworthy non-investment grade rated clients. We will utilize our credit underwriting and real estate expertise to underwrite creditworthy non-investment grade clients that we believe will offer enhanced yield and attractive risk-adjusted returns.
Real Estate Attributes.   We will invest primarily in mission-critical regional and corporate headquarters office locations that are well-located with easy access to commuting routes and on-site amenities that enhance the client’s propensity to renew. When possible, we will look to acquire properties with modern floor plans configured to optimize collaboration and enhance employee productivity. We will also seek to acquire properties that further the ESG (as defined below) initiatives that are core to our strategy.
We will seek to utilize our investment evaluation framework to drive external growth through acquisitions, generate internal growth via asset management, and optimize our portfolio through capital recycling. To accomplish this objective, we intend to execute along three fundamental drivers of our business: External Growth, Asset Management, and Capital Recycling.
External Growth.   We intend to grow our portfolio by acquiring properties that fit the characteristics defined in our investment evaluation framework through multiple sourcing channels leveraging our [management team’s extensive relationship network and collective [•] years of experience transacting in the single-tenant suburban office market]. We expect to pursue both individual assets as well as portfolio opportunities sourced from a wide range of marketed and off-market transactions. We believe that developing a robust growth trajectory from the outset of the Distribution and deploying capital at accretive acquisition spreads will support cash flow growth and drive value creation for our shareholders.
Asset Management.   We will employ active asset management strategies and leverage our client relationships to attract and retain high-quality creditworthy clients, drive re-leasing and renewal activity and maximize our client retention rates. Our active asset management strategy will include utilizing the investment evaluation framework to perform an assessment of each property in our current portfolio of 92 assets with each property to be categorized as follows:
•
Core:   (i) properties where leases will be renewed or re-tenanted and then held long-term or (ii) properties with longer dated leases with limited near term asset management; or

•
Non-Core:   (i) properties where leases will be renewed or re-tenanted and then sold or (ii) properties for near term disposition (no re-leasing or renewal activity).

Additionally, we may seek to address any lease roll or vacancy in our portfolio by converting the space to multi-tenant office use in the event that our management team considers conversion to be the value-maximizing alternative for the subject property.
Capital Recycling.   We expect to selectively dispose of non-core properties in our current portfolio that do not fit our investment evaluation framework. Proceeds from dispositions are expected to be redeployed to fund new acquisitions as well as capital investment into our existing portfolio to further enhance the quality of our portfolio and stability of our cash flows.
We believe that the creation of a primarily single-tenant suburban office-focused REIT is unique and differentiated in the public REIT market and positions us to benefit from our lack of strategy-specific direct competition in the public commercial real estate market. We believe our [highly experienced management team’s successful history of operating publicly traded REITs], significant expertise in the U.S. single-tenant suburban office market and extensive relationships with industry participants, combined with our vertically-integrated platform handling investment, finance, property management, and leasing will enable us to identify value creation opportunities and position us for long-term growth. [Our management team has a demonstrated history of attracting and managing institutional equity capital via joint ventures with institutional investors formed to leverage our management team’s expertise in the single-tenant suburban office market].
Upon completion of the Separation, our portfolio will consist of 92 office assets totaling approximately 10.5 million total leasable square feet located within 29 states and Puerto Rico. Our portfolio is 94.4% occupied as of December 31, 2020, and generated pro forma annualized base rent (“ABR”) as of December 31, 2020 of $175.7 million, approximately 73% of which was derived from investment grade credit rated clients, which historically have exhibited a strong track record of making scheduled rental payments and showing resilience during times of economic downturn. As of March 31, 2021, our portfolio had a weighted average lease term of 3.7 years.
We plan to maintain a balance sheet positioned to support a growth-oriented business plan. We believe our conservative leverage and strong liquidity will enable us to opportunistically take advantage of high-quality acquisition opportunities. We will seek to generate returns for our shareholders by augmenting earnings growth with a sustainable dividend. We expect our initial dividend to be sized to permit meaningful free cash flow for reinvestment into accretive investments, and to comply with the requirements to maintain our REIT status.
We are committed to environmental, social, and governance (“ESG”) initiatives and being a responsible corporate citizen is integral to our strategy. Our approach has a particular emphasis on environmental stewardship, social responsibility, and corporate governance and compliance. We believe that our ESG initiatives are critical to our success, and we are focused on actions in coordination with our clients that are designed to have a long-term, positive impact for all stakeholders.
We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our initial taxable year ending December 31, 2021.
Competitive Strengths
Unique Focus on Single-tenant Suburban Office.   We will be one of the few publicly traded REITs, and the only REIT in the net lease sector, with a dedicated single-tenant suburban office strategy. Our expertise, scale and focus will competitively position us to capitalize on the strong growth potential embedded in suburban markets relative to urban office and other asset classes. We believe that suburban office markets will outperform traditional urban office markets in the future given the ongoing migration trends from urban areas to the suburbs that were accelerated due to the COVID-19 pandemic. Institutional investors’ reduced focus on the single-tenant suburban office asset class has led to pricing dislocation, presenting a potentially attractive entry point for a consolidator in the sector.
Primarily Mission-Critical Regional and Corporate Headquarters Locations.   Our corporate clients depend on regional and corporate headquarters locations to house key management personnel, critical IT infrastructure and essential support functions such as accounting, financial reporting, and human resources.

In addition, these locations are important incubators of corporate culture, centers for employee development and education, and foster the idea generation resulting from in-person interaction that drives innovation.
High-Quality, Diversified Portfolio with Favorable Exposure to Investment Grade Credit.   Our portfolio consists of 92 properties diversified by client and geography, including clients operating across a wide range of industries, including financial services, health care, government services, telecommunications and others, located across 29 states and Puerto Rico. None of our clients represents more than 9.6% of our portfolio by ABR. We believe the diversity of our portfolio and the high credit quality nature of our tenancy will provide us with a strong, stable source of recurring cash flow from which to grow our business. Approximately 73% of our ABR is from investment grade credit rated clients, which historically have exhibited a strong track record of making scheduled rental payments, showing resilience during times of economic downturn.
Portfolio has Exhibited Resilient Performance Through Economic Cycles.   Our portfolio has averaged approximately 99% rent collections on a monthly basis through June 30, 2021. We believe that our portfolio’s rent collection rate in the pandemic era is demonstrative of the creditworthiness of our client base and their ability and desire to continue to occupy these key office locations.
Acquisition Strategy Focused on Suburban Office Assets and Primarily Net Leases, with the Ability to Opportunistically Acquire Multi-Tenant Office Properties.   Our external growth strategy will focus primarily on acquiring net lease office assets with long term leases of approximately 10 years on average. This long-term, net lease structure will allow us to minimize our exposure to the ongoing expenditures required to operate and maintain our properties as well as help us to avoid the costly downtime and leasing costs associated with shorter lease term assets that face more frequent lease rollover. We believe this will result in a portfolio that produces more stable and predictable cash flows and that delivers superior risk-adjusted returns. Additionally, we may seek to utilize our management team’s expertise and track record to opportunistically acquire multi-tenant suburban office properties that can serve to complement our core single-tenant suburban office strategy, allowing us to further diversify cash flows and enhance scale in our core suburban markets.
Proven Ability to Efficiently Deploy Capital Utilizing Proprietary Sourcing Channels to Enhance Scale.   Our ability to efficiently deploy capital is a direct result of our management team’s extensive network of industry relationships, which we will utilize to source a robust pipeline of attractive marketed, off-market, sale-leased back and build-to-suit investment opportunities through which we have deployed capital. We believe our relationship-based sourcing strategy will continue to generate a sustainable pipeline of opportunities to drive growth and enhance scale.
Balance Sheet Positioned to Support a Growth-Oriented Business Plan.   We will be capitalized to enable access to multiple forms of capital. As of December 31, 2020, the portfolio had approximately $254.4 million of total combined debt outstanding. To provide additional liquidity and facilitate growth, and in connection with the Separation, Orion LP expects to enter into a $[•] million term loan facility (the “Orion Term Loan”) and a $[•] million revolving credit facility (the “Orion Revolving Credit Facility,” and, together with the Orion Term Loan, the “Orion Credit Facilities”). Of the $[•] million borrowed under the Orion Term Loan, $[•] million will be distributed to the partners of Orion LP who in turn will, directly or indirectly, contribute the funds to Realty Income. Orion LP will retain the remaining $[•] million as working capital. We do not expect to have any outstanding borrowings under the Orion Revolving Credit Facility at the time of the Distribution. Orion LP may also secure approximately $[•] million in secured mortgage financing through the CMBS market, who in turn will, directly or indirectly, contribute the funds to Realty Income. In total, Orion LP expects to have approximately $[•] million in outstanding indebtedness upon completion of the Separation. We believe our conservative leverage and strong liquidity will enable us to opportunistically take advantage of high-quality acquisition opportunities.
Active Asset Management Led by Well-Regarded, Dedicated Management Team with Significant Experience in Suburban Office and Deep Knowledge of the Portfolio.   Our management team has extensive experience in the single-tenant suburban office real estate sector, including in the operation, leasing, acquisition, development and disposition of assets through all stages of the real estate cycle, and has a proven track record of execution. We believe that our senior management team’s experience, as well as deep and long-standing relationships within the single-tenant suburban office sector, will competitively position us, provide us with unique market insights, allow us to discern market trends, help us to access off-market acquisition opportunities and facilitate our ability to execute our growth plan.

Vertically Integrated, Scalable Platform.   Our platform is vertically integrated across functions, including investment, finance, property management and leasing. Our integrated structure enables us to identify value creation opportunities and realize significant operating efficiencies. Our organization is comprised of approximately [•] employees, including local managers and leasing professionals who maintain direct relationships and dialogue with our clients and broker communities. We believe proactive, in-house property management and leasing allows us to exercise greater control of operating and capital expenditures while improving propensity to renew and maximizing re-leasing spreads.
Experienced Board of Directors with Proven Track Record.
Our management team has extensive experience in the single-tenant suburban office real estate sector, including in the operation, leasing, acquisition, development and disposition of assets through all stages of the real estate cycle, and has a proven track record of execution.
Market Opportunity
We believe that the combination of market dynamics in each of the suburban office and net lease sectors presents an attractive investment opportunity unique in the public REIT market.
We believe that a suburban office strategy deployed in scale across high quality suburban markets with strong fundamentals is positioned to capture the demographic trends that have been accelerated in the post-COVID environment, including the de-urbanization of millennials.
We also believe that a primarily single-tenant net lease strategy featuring long term leases will benefit from durable, predictable cash flows often supported by investment grade credit tenancy with inflation protection through contractual rent growth.
Suburban Office Market Opportunity
We believe there are a number of macroeconomic and demographic trends that are positive for the outlook of our single-tenant suburban office strategy including:
Substantial Total Addressable Market for Suburban Office Investment
We believe there is substantial investment opportunity in the suburban office real estate market. According to data from JLL and management’s estimates, the suburban office sector comprises an estimated $1.0 trillion to $1.5 trillion of commercial properties across the single tenant and multi-tenant suburban office markets in the U.S.
Shifting Lifestyle Preferences of the Millennial Cohort
We believe that certain suburban markets are attractive migration targets for millennials leaving the urban core as they age and start families. Millennials are the largest, most diverse, and most educated generation in the U.S., according to Brookings. As they leave the urban core, we believe that they are likely to amplify the “clustering” trend whereby Americans are increasingly sorting by education level and that suburban markets with a high concentration of college-educated workers, a critical mass of innovative industries, direct access to public transportation, community centers, quality education systems, and adequate supply of affordable housing are likely to experience robust growth. With approximately 68 million individuals between the ages of 25 and 39 as of July 1, 2020 according to U.S. Census Bureau projections, the millennials generation is the largest generation in the U.S. and is therefore expected to be the predominant group in the workforce for the foreseeable future. As the majority of millennials mature into their thirties, we believe many have entered or are entering into a stage of life where the confluence of starting a family, continuing to pursue a career and purchasing a home become priorities and, as a result, issues such as employment opportunities, cost of living, quality of life, proximity to work and access to well-regarded schools are becoming increasingly important. We believe these preferences, combined with diminishing single-family home affordability in the major markets, will cause many millennials to pursue opportunities to live and work within suburban markets that can address their evolving career and personal goals.
De-Urbanization: Population Shift from Urban to Non-Urban Communities

The net population flow out of U.S. urban neighborhoods and into non-urban neighborhoods doubled in the period between March and September 2020 as compared to the average for the same months in 2017 through 2019, according to the Federal Reserve Bank of Cleveland. We believe our suburban focus positions us well to capture additional growth from these trends.
We believe that the suburbs present meaningful benefits to employers as office space in suburban locations typically costs less than equivalent space in central business districts and many suburban locations offer lower taxes than central business districts. Suburban offices offer compelling benefits to employees as well, including shorter commute time and ample/free parking. In addition to the benefit of close proximity to where a majority of the workforce lives, employers also are attracted to suburban markets due to lower occupancy costs relative to central business district costs. Because millenial talent in recent years had been generally clustered in central cities, employers had been willing to bear the burden of higher central business district rents in order to attract that talent. However, as previously discussed, current demographic trends are now pointing towards a migration to the suburbs. Post-pandemic office space utilization trends suggest a reversal of the previous decade’s prevailing trend of densification of employees, with continually decreasing office square footage per employee. New social distancing protocols and the desire for more collaborative space may serve as a catalyst for increasing office square footage per employee — space that is more affordably obtained in a suburban office rather than the urban core.
Additionally, given potential inflationary pressures in the current economic environment, prospects for wage inflation may increase pressure on corporate margins, making the cost advantage of suburban office space all the more attractive.
Corporate Relocation Trends
Large corporations continue to announce relocations and/or new corporate campuses away from major coastal urban “gateway” (“Gateway” or “GW”) hubs and toward inland suburban and “secondary” markets.
We believe that suburban markets that have been targets of high-profile corporate relocation processes are likely to enjoy a meaningful “halo effect” in the eyes of the millenial workforce and employers alike. We believe that similar suburban secondary markets will continue to be considered for other corporate relocations, and we further believe that announcements by Amazon, Microsoft, Google and others will serve to further raise the profiles of suburban markets among a broader group of employers. Additionally, we believe these announcements will act as a catalyst for public infrastructure projects located in and around denser suburban submarkets, creating additional attractive options for similar corporate relocations.
Office workers in the coastal Gateway cities are increasingly relocating to non-gateway (“Non-Gateway” or “NGW”) markets that provide more space, lower cost of living, more advantageous state income tax constructs and warmer weather. As a result, companies continue to follow the migration of talent, either by moving their headquarters or by expanding to cities outside their main Gateway city location(s).
Favorable tax and regulatory environments in Non-Gateway cities with more fiscally stable local governments are enticing companies with lower commercial property taxes, quality public services and infrastructure. Fiscal health is an important factor in the assessment of long-term outlooks across markets.
Taxpayer Burden or Taxpayer Surplus. According to research from the think tank Truth in Accounting in the chart that follows, a Taxpayer Burden is the amount of money each taxpayer would have to contribute if the city were to pay all of its debt accumulated to date. Conversely, a Taxpayer Surplus is the amount of money left over after all of a city’s bills are paid, divided by the estimated number of taxpayers in the city. We believe that markets with better fiscal health relative to competing markets are best positioned to continue to benefit from corporate relocation trends.

Fiscal Health of Top 75 U.S. Cities

Source: Financial State of the Cities 2020, TIA.org
The following are examples of recent corporate relocation announcements:
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In May 2021, Credit Karma announced plans to expand in Charlotte with its new East Coast headquarters, adding 600 jobs over the next five years.

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In April 2021, Apple Inc. announced plans to invest $1 billion over 10 years in Raleigh’s Research Triangle. The investment will create at least 3,000 new jobs in machine learning, artificial intelligence, software engineering, and other cutting-edge fields.

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In February 2021, Microsoft Corporation announced plans for a new datacenter region with a presence in Douglas and Fulton counties (Atlanta metro). These investments put Atlanta on the path toward becoming one of Microsoft’s largest hubs in the U.S.

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In February 2021, Amazon.com, Inc. unveiled the next phase of its $2.5 billion HQ2 in Northern Virginia. The new headquarters will include three towers with 2.8 million square feet of office space.

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In January 2021, Digital Realty Trust Inc., a data center owner/operator used by major technology companies, relocated its global headquarters to Austin from San Francisco.

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In December 2020, Oracle Corporation announced that it is moving its corporate headquarters from Silicon Valley to Austin.

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In December 2020, Hewlett Packard Enterprise announced it will move its headquarters to Houston after nearly a century in Palo Alto.

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In December 2020, Schwab Corporation and TD Ameritrade announced on the heels of their $26 billion merger that the combined company’s headquarters would relocate from San Francisco to North Texas.

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In December 2020, Peloton Interactive, Inc. quadrupled its office usage in Plano, allowing the company to hire up to 1,600 employees, making the office the company’s largest location.

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In October 2020, CBRE Group, the country’s largest commercial real estate services company with over 100,000 employees globally, announced that it is moving its headquarters from Los Angeles to Dallas.

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In December 2018, Indigo Ag, Inc. announced it will establish its headquarters for North American commercial operations in downtown Memphis, where it will create 700 new jobs.

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In September 2018, Chipotle Mexican Grill, Inc. announced it would consolidate offices from New York and Colorado to Columbus.

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In May 2018, AllianceBernstein L.P., a global investment-management and research firm, announced it would be relocating its corporate headquarters to Nashville from New York City.

Increase in Work From Home (“WFH”) Initiatives
We believe the increase in WFH initiatives across the U.S. will increase the attractiveness of the suburbs and lower-cost markets as employment centers. We believe employees have greater flexibility as to where they do their work, and that as employees migrate from urban centers, employers will follow. Given the continued importance of the office as a hub for training and development of corporate culture, employers and employees alike may come to prefer a hybrid work model with some level of flexibility between WFH and office work. When working in the office, employees may prefer an arrangement that is most conducive to their lifestyle (minimal commutes, access to parking, etc.) and as such, employers will continue to react to the decentralization of their employees by locating office facilities in the suburbs. We also believe that changing office space utilization patterns in a post-COVID office environment will serve to reverse the longstanding trend of increased densification of employees that has persisted for much of the past decade in urban offices. As employers react to social distancing protocols and recognize the need for more collaborative group working space, there is likely to be an increase in office square footage per employee, which should serve as a positive tailwind for demand.
Sun Belt States, Home to Many Thriving Suburban Markets, are Increasingly Attractive
The Sun Belt region has experienced significant growth in population. Between 2000 and 2020, Sun Belt states increased their collective population by 28 million people, which represented 56% of all U.S. population growth, according to the U.S. Census Bureau. Sun Belt states represent 40% of the U.S. population as of 2020, an increase from 37% in 2000. Approximately 25% of our portfolio ABR is located in Sun Belt states. We believe these markets benefit from increased demand resulting from the Sun Belt’s increased percentage of the total population.
Office-using jobs continue a recovery to pre-COVID levels. Sun Belt markets are mostly back to pre-COVID office-using employment levels with the exception of oil or tourism-dependent markets (e.g., Orlando, Houston). A loosening of COVID-era restrictions and stronger macroeconomic growth point to a continued recovery.

Source: Green Street Advisors. REIT Office Sector Update May 24, 2021. Based on data from 2010 – 2020.
Non-Gateway suburban markets benefit from improving prospects and converging fundamentals relative to Gateway urban markets. Demand for office properties has shifted over time, with positive momentum in suburban real estate continuing into 2021 as dense urban markets have experienced higher levels of COVID-related disruption.
Suburban vs Urban Office Total Returns

Source: Newmark
Suburban office markets continue to outperform by 282 basis points on average, in part due to the prevalence of single-tenant buildings with longer term leases which offer an alternative risk profile compared with multi-tenant urban properties.
Suburban vs Urban Office Total Returns by Market
1Q2020 – 1Q2021 (National Council of Real Estate Investment Fiduciaries)

Source: Newmark

Rent Growth Forecast: Non-Gateway market supply growth as a percent of existing stock was considerably higher than Gateway’s over the 25+ years ending 2020, helping explain the superior rent growth that the Gateway markets delivered over that time period. However, in the past few years, the delta in supply growth converged, though it will be slightly wider than historical averages over the next five years. As a result, net effective rent growth expectations have also diverged through 2025.
Office Annualized Rent Growth

Source: Green Street Advisors. 2021 U.S. Office Outlook Jan 20, 2021. Based on data 1989 – 2025E.
Leasing Costs: Gateway markets historically held an advantage over Non-Gateway with regard to leasing costs, which meant that Gateway landlords kept comparatively more net cash flow in their earnings than Non-Gateway landlords. That advantage has compressed in the last decade as landlord pricing power became comparably reduced in Gateway markets and larger tenant improvement packages became the norm. Comparable capital expenditure requirements across markets suggest similar long-term net operating income (“NOI”) growth across markets. We expect that when we invest capital to fund leasing costs, it will be done upon determination that the investment is expected to produce an acceptable risk-adjusted return on capital.
Tenant Improvements & Leasing Commissions as Percent of NOI

Source: Green Street Advisors. 2021 U.S. Office Outlook Jan 20, 2021. Based on data from 2004 – 2019.

Net Lease Market Opportunity
Net Lease Investment Market
Net lease properties have historically generated consistent and stable rent growth across economic cycles relative to other property types. The long term nature of net leases and their pass-through rent structure can mitigate some risks associated with economic downturns and the effects of inflation on operating expenses.
Net lease investors have expanded the investment opportunities in the net lease real estate market through the development of build-to-suit single-tenant properties and the acquisition of build-to-suit single-tenant properties from developers.
The net lease real estate market is highly fragmented and undercapitalized, creating significant opportunities for well-capitalized investors with market knowledge, sector expertise and deal-sourcing capabilities. The lack of competition from publicly traded institutional capital and the fragmented nature of the sector provide opportunities for well-capitalized and experienced investors to gain scale, act as consolidators and continue to institutionalize the sector.
While competition for individual assets remains driven mostly by non-institutional buyers, there is growing institutional investor acceptance of the net lease sector as an important piece of the broader real estate investment universe. Over the past decade, the net lease sector public market cap has become a meaningful component of the MSCI REIT index, currently comprising about 12%, up from 4% in 2012, and current total equity capitalization in excess of $160 billion, up from $40 billion in 2012. This translates to greater visibility for the asset class and greater investor demand for exposure.
The strong investment interest in net lease real estate in recent years drove cap rates for single client properties to historic lows. While the single-tenant office property cap rate remained low, the spread to corporate bond yields remained relatively wide. Through March 2020, the single-tenant office cap rate to Baa corporate bond yield spread increased to 271 basis points, compared with the long-term average since 2001 of 172 basis points. In late 2020, with corporate bond yields falling, the spread widened to 306 basis points; however, recent increases in corporate bond yields reduced the spread to 271 basis points in June 2021, yet the spread remained greater than the long-term average. As net lease real estate can offer stable income streams with characteristics similar to those of income yielding bonds, the wide spread between corporate bond yields and the stable cap rate highlights the potential opportunity for attractive risk-adjusted returns relative to corporate bonds.
Characteristics of Net Lease Properties
Relative to other commercial property types, net lease properties generally feature stable rents with minimal property management responsibilities or operating expenses and inflation mitigation measures embedded in many net lease contracts. Net leases typically have longer lease terms than gross leases. The initial term of a net lease is often more than 10 years, with options to extend the lease. With its predictable cash flows paid at regular intervals, the net lease structure exhibits similar characteristics to interest-bearing corporate bonds.
Importance of Client Credit Underwriting and Real Estate Use
As net leases generally have longer terms than gross leases, including extension options, many net leases can span multiple economic cycles, reducing re-tenanting risk. If a net lease client vacates, the property reverts to the landlord and should hold residual value depending upon the location, quality and other characteristics of the property. Net lease properties are often key sites that are mission-critical to a client’s core business. The mission-critical nature of these sites may also contribute to clients prioritizing the payment of rent during the economic slowdowns or shutdowns. The importance of each building often means that clients are committed for the longer term, improving the likelihood of renewal and helping to minimize some of the vacancy risk associated with commercial real estate.
The financial strength of a client, as well as the long-term outlook for the client’s industry, can potentially reduce risks from economic or real estate downturns. Clients with stronger corporate balance sheets may be less likely to default on rent payments or ask for rent relief and rent concessions, helping to minimize vacancy risk or the risk of not collecting rent. Corporate credit ratings for clients can be instrumental in helping owners of net lease properties underwrite the risk of a client, similar to how they help corporate bond investors assess the risk or creditworthiness of an issuer.
ESG Opportunity
Our leadership team is committed to collaborating with our clients to implement ESG initiatives across our portfolio and management will be held accountable for producing results. We intend to utilize a performance framework to track progress on key performance indicators against a measurable baseline and the leadership team’s compensation will be tied to progress against benchmarks set by the Nominating and Governance Committee in collaboration with the Compensation Committee of the board of directors. We are committed to making ESG an integral component of our long term strategy for success for our company, our communities and our clients that we serve.
Environmental Stewardship.   We will have a commitment to enacting environmentally-friendly policies with regard to energy and water efficiency, alternative power sources, waste management, and other initiatives that will help us and our clients preserve and protect the environment.
Social Responsibility.   Our culture will be driven by our team’s connection to each other and the communities in which we live and work. Community partnerships give our team opportunities to effect positive change within our company, our industry, and our communities.
Corporate Governance & Compliance.   We will have a commitment to conducting business with integrity. This core value is embedded in our predecessors’ culture and reflected in our commitment to conducting all of our activities in accordance with the highest ethical standards and in compliance with all legal and regulatory requirements.
Company And Growth Strategies
Investment Evaluation Framework
We intend to implement a proven, cycle-tested investment evaluation framework which will serve as the lens through which we will make capital allocation decisions for both our current portfolio and future acquisitions. As we cultivate our post-Distribution portfolio through a targeted, accretive growth strategy supplemented with active asset management, we evaluate both existing and new investments along the key criteria below to determine strategic fit. We will apply this evaluation framework to our existing portfolio of 92 properties to designate each as “core” or “non-core” and intend to utilize non-core assets for dispositions to raise proceeds for capital recycling into acquisition opportunities or existing properties that fit our criteria. In general, we will invest in fungible suburban office properties acquired at a reasonable basis in markets with good demand drivers.
Suburban Market Features
We will focus on suburban markets with strong fundamentals and demographic tailwinds accelerated in the post-COVID environment. We look for markets with the following characteristics that are well-positioned to capitalize on de-urbanization trends.
Population Growth:   According to Pew Research Center, since 2000, the nation’s population has been increasingly concentrated in the suburban counties surrounding the urban core counties of the largest metro areas. Since 2000, the [largest metropolitan] areas gained 30.6 million residents, with the majority of the increase (16.6 million) occurring in the suburbs. By 2018, 25% of the total U.S. population resided in the large suburban counties, up from 23% in 2000. In contrast, the share of the population living in the urban cores remained at 31%. The population gain in large suburban counties, as well as in smaller metropolitan counties, occurred at the expense of rural counties. Some 14% of the total U.S. population lived in rural counties in 2018, a decline from 16% in 2000. More recently, according to population estimates released by the U.S. Census Bureau and the Federal Reserve Bank of Cleveland, net migration of people out of U.S. urban neighborhoods averaged nearly 28,000 people per month in March through September of the recent years 2017 to 2019. That number nearly doubled — to 56,000 people per month — in 2020 after the pandemic’s onset in March, driven primarily by individuals 18-34 years old. We believe that the net out-migration from urban to suburban areas reflects the shifting lifestyle preferences of the millennial generation and that, as this out-migration trend continues, more employers will choose to locate or relocate their corporate offices to suburban markets to attract the millennial workforce talent that is increasingly residing in such markets.
Highly Educated Workforce:   Many suburban markets are economic epicenters that often have a strong university presence and a large existing population of highly educated workers. We believe that job opportunities, affordability and lifestyle preferences will continue to draw highly educated young professionals to suburban markets, driving economic growth and attracting employers offering high-paying positions in knowledge-driven industries.
Office-Using Employment Growth, with Focus on Clustering of Knowledge Economy Jobs:   Office-using employment has increased in recent years in select suburban markets. As a result, we expect client demand for office properties to continue to increase substantially in high quality suburban markets. In recent years, strong office-using employment growth supported sustained client demand and a steady improvement in operating conditions for office properties in suburban markets, many of which had office-using employment growth rates that surpassed the national office-using employment growth rate.
Limited New Supply:   We believe certain suburban markets will be supply-constrained over the medium- to long-term due to prevailing market rents below levels that would justify new construction. As a result, the level of new construction in these markets tends to be lower than in the major markets, resulting in relatively fewer options for office space.
Access to Mass Transit:   Public transportation contributes to lively and desirable suburban communities. Effective public transportation networks can reduce the local carbon footprint, and increase accessibility for residents of all income levels. Comprehensive transportation systems tend to incorporate accessibility, affordability, connectivity, and land use planning, while also featuring multiple modes of transportation like streets, sidewalks, bicycle routes, as well as private and public vehicle fleets. We believe that suburban markets with proximate access to mass transit that creates connectivity to nearby urban centers are desirable for employees and employers.
Supply of Affordable Housing:   Available stock of affordable housing serves as a means of attracting prospective residents to move outside the more expensive urban centers. Housing is often the single largest monthly expense for a household; we target suburban markets with available housing to receive new residents seeking cost savings outside the more expensive urban cores.
Good Public School Systems:   Access to quality public schools is among the top factors for households seeking to relocate. For households with children, this means access to low cost education for their kids. For households without children, access to good public schools is still important because it supports home values. We believe that suburban markets with quality public schools are more attractive to prospective employers because they are more attractive to the employees who live there.
Representative Geographies: Sun Belt Markets:   Sun Belt states, home to many thriving suburban markets, are benefiting from many of these positive macroeconomic and demographic trends. Between 2000 and 2020, Sun Belt states increased their collective population by 28 million people, which represented 56% of all U.S. population growth, according to the U.S. Census Bureau. Sun Belt states represent 40% of the U.S. population as of 2020, an increase from 37% in 2000. Approximately 25% of our current portfolio ABR is located in Sun Belt states and we will seek to meaningfully increase this exposure over time.

Representative Geographies: Other High Quality Markets:   We believe that there are a variety of other high quality markets (outside of the Sun Belt) that benefit from many of the same positive tailwinds we have identified. These may include suburban markets with a local economy anchored by a large presence of government (e.g., state capitals), healthcare (e.g., medical center or hospital), or education (e.g., large college or university) entities that serve as the engine for economic activity on a local or regional level.
Net Lease Investment Characteristics
Lease Term:   We will seek to acquire long term leases of approximately 10 years on average, while extending lease terms of our existing portfolio via active asset management.
Client Concentration:   We intend to limit individual client exposure to [•]% of portfolio ABR.
Geographic Concentration:   We intend to limit single U.S. state exposure to [•]% of total ABR.
Client Industry:   We target corporations in economic sectors with durable growth prospects.
Rent Escalations:   We target leases with annual rent growth.
Lease Structure:   We believe that we benefit from using net lease structures whereby clients are responsible for many operating expenses.
Client Credit Underwriting
We will pursue both investment grade rated clients and creditworthy non-IG rated clients. We will utilize our credit underwriting and real estate expertise to underwrite creditworthy non-IG clients that we believe will offer enhanced yield and attractive risk-adjusted returns.
Client credit is central to the underwriting process. As such, we use a combination of in-house credit expertise supplemented by a dedicated third party firm, as appropriate, that reviews each client’s financial statements with a key focus on an assessment of the client’s long-term ability to pay its obligations (including rent) as they come due. We also utilize a variety of additional sources of information including the major rating agencies (S&P, Moody’s and Fitch), Bloomberg, Creditntell and other public and private information sources. For clients that are not rated by one of the major rating agencies, we utilize tools and models that can help us estimate what their public rating would be. Further we look at a variety of additional factors including the company’s competitive position, relative size, longevity, ownership structure (public, private, private equity), and industry, among other considerations.
Real Estate Attributes
Each property that we own or intend to buy is evaluated based on core real estate fundamentals starting with credit of the client in-place and the longevity of the lease. In addition, we look to understand and evaluate both the building itself from a stand-alone real estate perspective and the overall market where it is situated. In looking at the building itself, we focus on its usefulness to the existing client to try and gauge renewal probability followed by an assessment of our ability to attract a replacement client(s) to the asset in the event of nonrenewal or default during the term. Those factors would include, but not be limited to, items such as market rents compared to in-place rents, total building size, age, floorplate size and configuration, building systems, parking ratios, on-site amenities, etc. Once that assessment is made, we look at the market in which the building is situated focusing on items such as, location within the market, long-term office demand drivers, competitive buildings, nearby amenities, the local and state political environment that may encourage or discourage economic development, population trends and employment patterns, housing availability and work force expertise.
Real Estate Use:   Prefer mission-critical and/or headquarters locations
Location Within Submarket:   Prefer easy access to commuter routes and public transit
Leasing Track Record:   Prefer history of “sticky” lease renewal or high likelihood of ability to backfill
Fungibility:   Prefer ability to convert any potential vacancy to multi-tenant, where appropriate
Parking:   Prefer ample on-site parking, particularly where transit options are limited

Amenities:   Prefer on-site dining and fitness options, lobby/rooftop common area, walking trails, etc.
Workplace Productivity:   Prefer properties with modern floor plans configured to optimize collaboration and enhance employee productivity
ESG Compliant:   Prefer properties that are compliant, or can be made compliant, with our ESG framework and are additive to our ESG narrative that is core to our strategy
We seek to utilize our investment evaluation framework to drive external growth through acquisitions, generate internal growth via asset management, and optimize our portfolio through capital recycling. To accomplish this objective, we execute along three fundamental drivers of our business: External Growth, Asset Management, and Capital Recycling.
External Growth
External Growth through Acquisitions of Single-Tenant Suburban Office.   We intend to grow our portfolio by acquiring properties through multiple sourcing channels and leveraging our management team’s extensive relationship network and collective [•] years of experience transacting in the single-tenant suburban office market. Additionally, we may seek to utilize our management team’s expertise to opportunistically acquire multi-tenant suburban office properties that can serve to complement our core single-tenant suburban office strategy, allowing us to further diversify cash flows and enhance scale in our core suburban markets. We will evaluate all growth opportunities through our investment evaluation framework, which includes diligence of the subject asset’s: Suburban Market Features, Net Lease Investment Characteristics, Client Credit Underwriting, and Real Estate Attributes.
We will target a variety of acquisition opportunities including existing stabilized leases acquired on a one-off or portfolio basis, sourced in the open market, or sourced off-market using management relationships with clients and developers such as sale-leasebacks and build-to-suits.
Other Growth Strategies To Be Deployed Over Time.   We may also pursue adjacent net lease and office strategies to enhance growth, including but not limited to: multi-tenant office, medical office buildings, life science office, net lease industrial, and other net lease asset classes.
Pipeline.   As of [•], we have identified a pipeline of potential acquisitions consistent with our investment strategy totaling more than [•] million square feet and with an estimated purchase price of approximately [•] billion based on management’s estimates of the market price for these assets.
Asset Management
Value Creation Through Active Asset Management.   We will employ active asset management strategies and leverage our client relationships to attract and retain high-quality creditworthy clients, drive re-leasing and renewal activity and maximize our client retention rates. Our experienced in-house asset management team allows us to control the leasing process and maximize rental rates while minimizing leasing costs and execution timing. We believe that we will be able to apply our management and leasing expertise to our existing properties and properties we acquire in order to create significant value for our shareholders.
Our active asset management strategy includes an assessment of each of our current portfolio of 92 properties with each property to be categorized as follows:
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Core:   (i) properties where leases will be renewed or re-tenanted and then held long-term or (ii) properties with longer dated leases with limited near term asset management; or

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Non-Core:   (i) properties where leases will be renewed or re-tenanted and then sold or (ii) properties for near term disposition (no re-leasing or renewal activity).

Additionally, we may seek to address any lease roll or vacancy in our portfolio by converting that space to multi-tenant office or other use in the event that our management team considers such a conversion to be the value-maximizing alternative for the subject property.

Our integrated structure will enable us to identify value creation opportunities and realize significant operating efficiencies. We believe proactive, in-house property management and leasing allows us to exercise greater control of operating and capital expenditures while improving propensity to renew and maximizing re-leasing spreads.
Capital Recycling
Value Creation Through Capital Recycling.   We intend to pursue an efficient capital allocation strategy that maximizes the value of our invested capital. This strategy may include selectively disposing of properties in our portfolio or in portfolios we may acquire in the future that do not fit our investment strategy or for which we believe returns have been maximized given prevailing economic, market and other circumstances and redeploying capital into acquisition opportunities or other assets in the portfolio with higher return prospects, in each case, in a manner that is consistent with our qualification as a REIT.
Financing Strategy
We intend to employ a conservative leverage strategy and maintain ample liquidity in order to minimize operational risk and retain growth capacity. We expect to utilize a mix of common equity, preferred equity, and secured and unsecured debt financing to optimize pricing and access to capital. To effectively manage our long-term leverage strategy, we will continue to analyze various sources of debt capital to determine which sources will be the most advantageous to our investment strategy at any particular point in time. We expect to fund property acquisitions through the most advantageous form of financing at the time (including borrowings under the new Orion Credit Facilities to be entered into in connection with the Separation), as well as any remaining cash available from the balance sheet.
Use of Joint Ventures
We may seek to acquire some of our properties through joint ventures, including general partnerships, co-tenancies and other participations with real estate developers, owners and others. We may enter into joint ventures for a variety of reasons, including to own and lease real properties that would not otherwise be available to us, to diversify our sources of equity, to create income streams that would not otherwise be available to us, to facilitate strategic transactions with unaffiliated third parties, and/or to further diversify our portfolio by geographic region or property type. These joint ventures may be programmatic relationships with domestic or international institutional sources of capital. In determining whether to invest in a particular joint venture, we will evaluate the interests in real property that these joint venture owns or is being formed to own under the same criteria that we use to evaluate other real estate investments. [We are currently party to one joint venture partnership with an institutional investor.]
Our Portfolio
Initially our portfolio will consist of 92 properties, including 86 single-tenant office properties and 6 multi-tenant office properties aggregating 10.5 million total leasable square feet.
Region	Total Square Feet (000s)	% of December 31, 2020 ABR
Northeast	2,487	29.4%
Midwest	3,698	28.7%
Southwest	2,760	24.8%
Southeast	647	6.9%
Mid-Atlantic	510	5.8%
West	274	3.0%
Other	56	0.8%
Northwest	74	0.6%
Totals	10,506	100.0%

The following table sets forth our occupancy rate and average annual base rent per square foot for our office properties as of December 31, 2020.
As of	Square Feet Owned (000s)	Occupancy Rate	Average Annual Base Rent per Square Foot
December 31, 2020	10,506	94.4%	$17.23
Additional information on our portfolio of properties is provided in the tables below:
				Property	IG	Annualized	Annualized
#	Client Industry	City	State	Square Feet (000s)	Rated?(1)	Base Rent (000s)(2)	Base Rent per SF
1	Financial Services	Hopewell	NJ	482	✓	$12,134	$25.18
2	Insurance	Buffalo	NY	430	✓	$8,090	$18.79
3	Telecommunications	Bedford	MA	328		$7,364	$22.43
4	Multi- Tenant	Covington	KY	438		$6,227	$14.73
5	Multi- Tenant	Tulsa	OK	329		$5,643	$18.06
6	Health Care	Malvern	PA	188		$5,378	$28.66
7	Health Care	Parsippany	NJ	176	✓	$4,995	$28.37
8	Insurance	Plano	TX	209	✓	$4,188	$20.07
9	Multi- Tenant	Denver	CO	262		$4,132	$28.68
10	Drug Stores	Northbrook	IL	195	✓	$3,907	$20.02
11	Health Care	Berkeley	MO	227	✓	$3,463	$15.22
12	Insurance	Urbana	MD	116	✓	$3,375	$29.15
13	Health Care	Irving	TX	172		$3,346	$19.43
14	Health Care US	Bedford	TX	75		$3,303	$44.04
15	Other	Sterling	VA	207		$3,166	$15.28
16	Other	Schaumburg	IL	178	✓	$2,844	$15.99
17	Insurance	Oklahoma City	OK	147		$2,791	$18.97
18	Telecommunications	Richardson	TX	203	✓	$2,735	$13.45
19	Transportation Services	Uniontown	OH	267	✓	$2,726	$10.23

				Property	IG	Annualized	Annualized
#	Client Industry	City	State	Square Feet (000s)	Rated?(1)	Base Rent (000s)(2)	Base Rent per SF
20	Other Manufacturing	Glen Burnie	MD	120	✓	$2,661	$22.18
21	Multi- Tenant	The Woodlands	TX	154		$2,413	$19.09
22	Multi- Tenant	The Woodlands	TX	175		$2,366	$17.99
23	Health Care US	St. Louis	MO	181	✓	$2,356	$13.01
24	General Merchandise	Providence	RI	136	✓	$2,242	$16.50
25	Telecommunications	Lincoln	NE	150		$2,237	$14.91
26	Telecommunications	Amherst	NY	200		$2,197	$10.98
27	Insurance	Fresno	CA	127	✓	$2,192	$17.26
28	Financial Services	Mount Pleasant	SC	68	✓	$2,186	$32.14
29	Telecommunications	Milwaukee	WI	155	✓	$2,134	$13.78
30	Insurance	Phoenix	AZ	90	✓	$2,089	$23.11
31	Food Processing	St. Charles	MO	96	✓	$2,022	$21.02
32	Financial Services	Englewood	CO	95	✓	$1,942	$20.39
33	Aerospace	Columbus	OH	147	✓	$1,917	$13.08
34	Home Improvement	Santee	CA	73	✓	$1,874	$25.72
35	Multi- Tenant	San Antonio	TX	96		$1,869	$19.49
36	Financial Services	Dublin	OH	150	✓	$1,800	$12.00
37	Other Manufacturing	East Windsor	NJ	66		$1,754	$26.62
38	Telecommunications	Augusta	GA	78	✓	$1,645	$20.83
39	Transportation Services	Memphis	TN	90	✓	$1,633	$18.06
40	Diversified Industrial	Buffalo Grove	IL	105	✓	$1,629	$15.50
41	Diversified Industrial	Longmont	CO	152	✓	$1,604	$10.54
42	Diversified Industrial	Annandale	NJ	105	✓	$1,602	$15.25
43	Health Care	Waukegan	IL	131	✓	$1,543	$11.75
44	Telecommunications	Brownsville	TX	78	✓	$1,539	$19.73
45	Equipment Services	Duluth	GA	126	✓	$1,461	$11.61
46	Telecommunications	East Syracuse	NY	109	✓	$1,446	$13.32
47	Telecommunications	Schaumburg	IL	106	✓	$1,394	$13.10
48	Diversified Industrial	Cedar Rapids	IA	78	✓	$1,356	$17.41
49	Government Services	Ponce	PR	57	✓	$1,326	$23.46
50	Other Manufacturing	Malvern	PA	45		$1,269	$27.95
51	Home Improvement	Kennesaw	GA	80	✓	$1,249	$15.61
52	Government Services	Redding	CA	56	✓	$1,233	$22.18
53	Financial Services	Harleysville	PA	80	✓	$1,181	$14.71
54	Drug Stores	Deerfield	IL	110	✓	$1,165	$10.61
55	Telecommunications	Salem	OR	74	✓	$1,120	$15.17
56	Drug Stores	Deerfield	IL	105	✓	$1,119	$10.61
57	Drug Stores	Deerfield	IL	105	✓	$1,118	$10.61
58	Drug Stores	Deerfield	IL	105	✓	$1,116	$10.61
59	Other	Dublin	OH	69		$1,108	$16.12
60	Government Services	Parkersburg	WV	67	✓	$1,071	$15.94

				Property	IG	Annualized	Annualized
#	Client Industry	City	State	Square Feet (000s)	Rated?(1)	Base Rent (000s)(2)	Base Rent per SF
61	Telecommunications	Nashville	TN	69	✓	$1,037	$14.97
62	Government Contractor	Lawrence	KS	97		$1,010	$10.38
63	Government Services	Malone	NY	31	✓	$998	$32.44
64	Health Care	Nashville	TN	55	✓	$969	$17.77
65	Other	Tulsa	OK	108		$966	$8.98
66	Drug Stores	Deerfield	IL	82	✓	$870	$10.61
67	Government Services	New Port Richey	FL	49	✓	$866	$17.76
68	Government Contractor	Lawrence	KS	97		$866	$8.89
69	Government Services	Knoxville	TN	25	✓	$820	$32.26
70	Financial Services	Warwick	RI	70	✓	$762	$10.93
71	Government Services	Dallas	TX	18	✓	$761	$43.16
72	Insurance	Cedar Falls	IA	45	✓	$753	$16.56
73	Government Services	Grangeville	ID	35	✓	$742	$21.00
74	Drug Stores	Deerfield	IL	67	✓	$707	$10.61
75	Health Care	Indianapolis	IN	83		$587	$7.09
76	Government Services	Minneapolis	MN	39	✓	$493	$12.55
77	Food Processing	Blair	NE	30	✓	$486	$16.21
78	Government Services	Sioux City	IA	11	✓	$484	$43.29
79	Government Services	Eagle Pass	TX	22	✓	$449	$20.51
80	Government Services	Paris	TX	11	✓	$435	$40.26
81	Government Services	Fort Worth	TX	16	✓	$405	$25.59
82	Government Services	Plattsburgh	NY	19	✓	$338	$18.16
83	Government Services	Brownsville	TX	11	✓	$322	$30.51
84	Government Services	Caldwell	ID	11	✓	$259	$24.08
85	Government Services	Eagle Pass	TX	12	✓	$202	$17.33
86	Government Services	Cocoa	FL	6	✓	$176	$28.84
87	Vacant	Tucson	AZ	125		$0	$0.00
88	Vacant	Sierra Vista	AZ	24		$0	$0.00
89	Vacant	El Centro	CA	18		$0	$0.00
90	Vacant	Ridley Park	PA	23		$0	$0.00
91	Vacant	Englewood	CO	61		$0	$0.00
92	Vacant	Richardson	TX	116		$0	$0.00
Total				10,506		$175,748	$17.23

(1)
Indicates whether the tenant has a credit rating, or is a subsidiary or affiliate of a company that has a credit rating, of Baa3/BBB- or higher from one of the three major rating agencies (Moody’s / S&P / Fitch).

(2)
Contractual base rent for the month ending December 31, 2020 annualized.

Debt Information (As of December 31, 2020)
	Interest Rate (as of December 31, 2020)	Fixed or Floating Interest Rate	Contractual Maturity Date	Mortgage Balance ($000s, as of December 31, 2020)
	5.55%	Fixed	4/1/2021	$39,611
	5.02%	Fixed	7/1/2021	$19,187
	5.40%	Fixed	7/1/2021	$14,040
	L+325 bps	Floating	8/19/2021	$15,069
	6.05%	Fixed	5/6/2022	$2,100
	6.05%	Fixed	5/6/2022	$500
	4.73%	Fixed	6/1/2022	$27,700
	4.88%	Fixed	6/1/2022	$9,625
	4.73%	Fixed	6/1/2022	$8,600
	4.73%	Fixed	6/1/2022	$4,700
	4.60%	Fixed	6/6/2022	$10,367
	4.60%	Fixed	6/6/2022	$7,135
	4.23%	Fixed	3/1/2023	$74,250
	3.95%	Fixed	4/1/2023	$8,672
	5.63%	Fixed	6/1/2032	$12,811
Totals	4.71%		1.8 Years	$254,367
Top Clients
As of December 31, 2020, our top ten clients measured by Annualized Contractual Base Rent (for the month ending December 31, 2020) are as follows:
Client	Square Feet Leased (000s)	Annualized Base Rent for the month ending December 31, 2020 ($000s)	Percentage of December 31, 2020 ABR
Government Services Administration	873	$17,061	9.7%
Merrill Lynch	482	$12,134	6.9%
Cigna	708	$12,095	6.9%
HealthNow Systems	430	$8,090	4.6%
RSA Security	328	$7,364	4.2%
Walgreens	575	$6,094	3.5%
Cimarex Energy	312	$5,643	3.2%
Teva Pharmaceuticals	188	$5,378	3.1%
T-Mobile	300	$5,341	3.0%
The Medicines Company (Novartis)	176	$4,995	2.8%
Top Ten Client Industries
As of December 31, 2020, our top ten client industries measured by Annualized Contractual Base Rent (for the month ending December 31, 2020) are as follows:

Industry	Square Feet Leased (000s)	Annualized Base Rent for the month ending December 31, 2020 ($000s)	Percentage of December 31, 2020 ABR
Health Care	1,425	$28,547	16.2%
Telecommunications	1,551	$24,848	14.1%
Insurance	1,165	$23,478	13.4%
Financial Services	953	$20,191	11.5%
Government Services	912	$17,547	10.0%
Diversified Industrial	874	$14,053	8.0%
Drug Stores	770	$10,001	5.5%
Other	640	$9,601	5.5%
Home Improvement	301	$7,323	4.2%
Other Manufacturing	231	$5,684	3.2%
Lease Expirations
The table below sets forth lease expirations for all of our properties as of December 31, 2020 assuming none of the clients exercise renewal options:
Year	Square Feet of Expiring Leases (000s)	Percentage of Property Square Feet	Annualized Base Rent for the month ending December 31, 2020 ($000s)	Percentage of December 31, 2020 ABR
2021	821	7.8%	$15,579	8.9%
2022	1,323	12.6%	$23,272	13.2%
2023	1,652	15.7%	$24,377	13.9%
2024	2,675	25.5%	$50,102	28.5%
2025	935	8.9%	$16,249	9.2%
2026	773	7.4%	$15,693	8.9%
2027	645	6.1%	$10,263	5.8%
2028	453	4.3%	$7,461	4.2%
2029	211	2.0%	$3,192	1.8%
2030	75	0.7%	$3,303	1.9%
Thereafter	944	9.0%	$6,257	3.6%
Financing
To provide additional liquidity and facilitate growth, and in connection with the Separation, Orion LP expects to enter into the Orion Credit Facilities. Of the $[•] million borrowed under the Orion Term Loan, $[•] million will be distributed to the partners of Orion LP who in turn will, directly or indirectly, contribute the funds to Realty Income. Orion LP will retain the remaining $[•] million as working capital. We do not expect to have any outstanding borrowings under the Orion Revolving Credit Facility at the time of the Distribution. Orion LP may also secure approximately $[•] million in secured mortgage financing through the CMBS market, who in turn will, directly or indirectly, contribute the funds to Realty Income. In total, Orion LP expects to have approximately $[•] million in outstanding indebtedness upon completion of the Separation. We believe our conservative leverage and strong liquidity will enable us to opportunistically take advantage of high-quality acquisition opportunities.
We look at several metrics to assess overall leverage levels, including net debt to total asset value and net debt to EBITDA ratios. We expect that we may, from time to time, re-evaluate our strategy with respect to leverage in light of the current economic conditions; relative costs of debt and equity capital; market values of our properties; acquisition, development, and expansion opportunities; and other factors, including meeting the distribution requirements applicable to REITs under the Code in the event we have taxable income without receipt of cash sufficient to enable us to meet the distribution requirements.
Competition
The leasing of real estate is highly competitive in the markets in which we operate. We will compete with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop assets similar to ours in the same markets in which our assets are located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. In addition, we will face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than we do or that are willing to acquire assets in transactions which are more highly leveraged or are less attractive from a financial viewpoint than we are willing to pursue. If our competitors offer space at rental rates below current market rates, below the rental rates we currently charge our clients, in better locations within our markets or in higher quality facilities, we may lose potential clients and we may be pressured to reduce our rental rates below those we currently charge in order to retain clients when our clients’ leases expire.
Employees
Following the Separation and Distribution, we expect to have approximately [•] employees.
Insurance
We will carry comprehensive general liability coverage on all of our properties, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we will be insured against the risk of direct physical damage in amounts necessary to reimburse us on a replacement-cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. The majority of our property policies will include coverage for the perils of flood and earthquake shock with limits and deductibles customary in the industry and specific to the property. We also intend to obtain title insurance policies when acquiring new properties, which insure fee title to our real properties. We intend to have coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. While we do carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties, these policies are expected to include limits and terms we consider commercially reasonable. There are certain losses that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain the coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. We believe the policy specifications and insured limits will be adequate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured.
Legal Proceedings
We are from time to time involved in legal actions arising in the ordinary course of business. In our opinion the outcome of such matters is not expected to have a material adverse effect on our overall business, financial condition or results of operations.
Environmental Matters
Under various federal, state and local laws, ordinances and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on the real estate. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of remediation or removal of these substances may be substantial and the presence of these substances, or the failure to promptly remediate the substances, may adversely affect the owner’s ability to sell the real estate or to borrow using the real estate as collateral. In connection with our ownership and operation of our assets, we may be potentially liable for these costs. The operations of current and former clients at our assets have involved, or may have involved, the use of hazardous materials or generated hazardous wastes. The release of hazardous materials and wastes could result in our incurring liabilities to remediate any resulting contamination if the responsible party is unable or unwilling to do so. In addition, our assets are exposed to the risk of contamination originating from other sources. While a property owner generally is not responsible for remediating contamination that has migrated onsite from an offsite source, the contaminant’s presence can have adverse effects on operations and re-development of our assets.
Most of our assets have been subject, at some point, to environmental assessments that are intended to evaluate the environmental condition of the subject and surrounding assets. These environmental assessments generally have included a historical review, a public records review, a visual inspection of the site and surrounding assets, screening for the presence of asbestos-containing materials, polychlorinated biphenyls and underground storage tanks and the preparation and issuance of a written report. Soil and/or groundwater testing is conducted at our assets, when necessary, to further investigate any issues raised by the initial assessment that could reasonably be expected to pose a material concern to the property or result in us incurring material environmental liabilities. They may not, however, have included extensive sampling or subsurface investigations. In each case where the environmental assessments have identified conditions requiring remedial actions required by law, we have initiated the appropriate actions.
None of the environmental assessments conducted by us at the assets have revealed any environmental liability that we believe would have a material adverse effect on our overall business, financial condition or results of operations. Nevertheless, it is possible that these assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES
The following is a discussion of certain of our investment, financing and other policies. These policies will be determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders. However, any change to any of these policies would be made by our board of directors only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if our board of directors believes, in the exercise of its business judgment, that it is advisable to do so and in our and our stockholders’ best interests. We intend to disclose any material changes in these policies in periodic reports that we file or furnish under the Exchange Act.
Investment Policies
Investments in Real Estate or Interests in Real Estate
We will conduct substantially all of our investment activities through our operating partnership, Orion LP, or its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide cash dividends and achieve long-term capital appreciation for our stockholders through increases in the value of our company. From time to time, we may acquire unimproved real property for development purposes as market conditions warrant. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”
We expect to pursue our investment objectives primarily through our existing properties, as well as other properties and assets that we may acquire in the future. We currently are in the business of owning and operating office real property assets. However, the Orion Charter and the amended and restated bylaws of Orion (the “Orion Bylaws”) do not limit the amount or percentage of our assets that may be invested in any one property or in any one geographic area, and we may diversify in terms of properties and markets in the future. We intend to engage in future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing office or other types of properties for long-term investment, expand and improve the properties we presently own or acquire in the future or sell such properties, in whole or in part, when circumstances warrant.
We may also participate with third parties in property ownership, through joint ventures or other forms of co-ownership. Such investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in the structure of our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would otherwise fail to meet our investment policies.
Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).
Investments in Real Estate Mortgages
We do not presently intend to invest in mortgage loans. However, we may do so at the discretion of our board of directors, without a vote of our stockholders, subject to the investment restrictions applicable to REITs. The mortgage loans in which we may invest may be secured by either first mortgages or junior mortgages, and may or may not be insured by a governmental agency. If we choose to invest in mortgages, we would expect to invest in mortgages secured by properties consistent with our investment policies. However, there is no restriction on the proportion of our assets which may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral thereunder may not be sufficient to enable us to recoup our full investment.
Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers
Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments with respect to the office properties owned by such entities, in terms of property locations and types, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash dividends and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.
Investments in Other Securities
Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.
Dispositions
We reserve the right to dispose of any of our properties, based upon management’s periodic review of our portfolio and if our board of directors determines that such action would be in the best interests of our stockholders. Certain directors and executive officers who hold Orion LP units may have their decision as to the desirability of a proposed disposition influenced by the tax consequences to them resulting from the disposition of a certain property.
Financing Policies
We intend to maintain a flexible and conservative balance sheet. Because maintaining our REIT qualification requires us to annually distribute at least 90% of our REIT taxable income to our stockholders, we may access the capital markets to raise the funds necessary to finance operations, acquisitions, development and redevelopment opportunities, and to refinance maturing debt. We expect that we will have to comply with customary covenants contained in any financing agreements that could limit our ratio of debt to total assets or market value.
If our board of directors determines to seek additional capital, we may raise such capital by offering equity or debt securities, creating joint ventures with existing ownership interests in properties, entering into joint venture arrangements for new development projects, retaining cash flows or a combination of any of these methods. If the board of directors determines to raise equity capital, it may, without stockholder approval, issue additional shares of common stock or other capital stock. Our board of directors may issue a number of shares up to the amount of our authorized capital in any manner and on such terms and for such consideration as it deems appropriate. Such securities may be senior to the outstanding class of common stock. Such securities also may include additional classes of preferred stock, which may be convertible into common stock. As long as Orion LP is in existence, pursuant to the Amended and Restated Agreement of Limited Partnership of Orion LP, as amended (the “Partnership Agreement”), the proceeds of all equity capital raised by us will be contributed to Orion LP in exchange for additional interests in Orion LP, which will dilute the ownership interests of the limited partners in Orion LP. Any such offering could dilute a stockholder’s investment in us.
We intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of clients and future rental rates. Neither the Orion Charter nor the Orion Bylaws limit the amount or percentage of indebtedness that we may incur. Although our board of directors has not adopted a policy limiting the total amount of indebtedness that we may incur, we expect that our board of directors will consider a number of factors in evaluating our level of indebtedness from time to time, such as the amount of such indebtedness that will be paid at fixed or variable rates. We expect that most future borrowings will be made through Orion LP or its subsidiaries. Borrowings may be in the form of bank borrowings, publicly and privately placed debt instruments or purchase money obligations to the sellers of properties. Any such indebtedness may be secured or unsecured. Any such indebtedness may also have full or limited recourse to the borrower or be cross-collateralization with other debt, or may be fully or partially guaranteed by us. Although we may borrow to fund the payment of dividends, we currently have no expectation that we will regularly do so.
We may also finance acquisitions through the issuance of shares of common stock or preferred stock, the issuance of additional OP units in Orion LP, the issuance of preferred units of Orion LP, the issuance of other securities including unsecured notes and mortgage debt, draws on our credit facilities or sale or exchange of ownership interests in properties.
Orion LP may also issue units to transferors of properties or other partnership interests which may permit the transferor to defer gain recognition for tax purposes.
We do not have a policy limiting the number or amount of mortgages that may be placed on any particular property. Mortgage financing instruments, however, usually limit additional indebtedness on such properties. Additionally, unsecured credit facilities, unsecured note indentures and other contracts may limit our ability to borrow and contain limits on the amount of secured indebtedness we may incur.
Typically, we will invest in or form special purpose entities to assist us in obtaining secured permanent financing on attractive terms. Permanent financing may be structured as a mortgage loan on a single property or a group of properties, and will generally require us to provide a mortgage lien on such property or properties in favor of a third party, as a joint venture with a third party or as a securitized financing. For securitized financings, we may create special purpose entities to own the properties. Such special purpose entities, which are common in the real estate industry, would be structured so that they would not be consolidated in any potential bankruptcy proceeding by us. We will decide the structure of any potential financing based upon the best terms then available to us, and whether the potential financing is consistent with our other business objectives. For accounting purposes, we will include the outstanding securitized debt of special purpose entities owning consolidated properties in our financial statements.
Equity Capital Policies
We may, under certain circumstances, purchase our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of making any such repurchase of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.
Reporting Policies
We intend to make available to our stockholders our annual reports, including our audited financial statements. Upon completion of the Separation, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.
Conflicts of Interest Policies
Overview
Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership Orion LP or any partner thereof, on the other hand. Our directors and officers have duties to us and our stockholders under the MGCL. Additionally, pursuant to the Partnership Agreement, we owe fiduciary duties as the general partner of Orion LP to the limited partners of Orion LP. Our duties as a general partner to Orion LP and its partners may come into conflict with the duties of our directors and officers to Orion and our stockholders.
The Partnership Agreement expressly limits our liability to our limited partners by providing that neither we, as the general partner of the operating partnership, nor any of our directors or officers, will be liable or accountable in damages to Orion LP, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, Orion LP is required to indemnify us, our affiliates and each of our respective directors, officers, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of Orion LP, provided that Orion LP will not indemnify us or any of our directors or officers for (1) an act or omission that was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) any transaction for which such person received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.
Sale or Refinancing of Properties
Upon the sale of certain of the properties to be owned by us after the Distribution or upon the repayment of indebtedness, certain holders of Orion LP units could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, holders of Orion LP units may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness.
Policies Applicable to All Directors and Officers
We intend to adopt certain policies that are designed to minimize certain potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. We will adopt a code of business conduct and ethics that will restrict certain conflicts of interest between our employees, officers and directors and our company. In addition, our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts.
However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

MANAGEMENT
Executive Officers Following the Separation
The following table sets forth certain information as of the record date for the Distribution concerning our executive officers:
NAME AND CURRENT TITLE	AGE	BUSINESS EXPERIENCE
[ • ] President and Chief Executive Officer	[•]	[•]’s business experience is set forth in this Information Statement under “Board of Directors Following the Distribution” on page [•].
Board of Directors Following the Distribution
The directors of our board are each to serve for a [one-year] term expiring at our annual meeting of stockholders in [•], and until their respective successors are duly elected and qualified. The information presented below highlights each director’s specific experience, qualifications, attributes, and skills. We believe that all of our directors have a reputation for integrity, honesty, and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to Orion and our board of directors. We also value the additional perspective that comes from serving on other companies’ boards of directors and board committees. We will continue to review the composition of the board of directors in an effort to assemble a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in various areas.
[Photo]	Experience
Age: [•]	[•]
Committees: [•]	Qualifications
Independent: [•]	[•]
Committees of the Board of Directors
Our board has three standing committees that perform certain delegated functions of the board: the Audit Committee, the Compensation Committee, and the Nominating/Corporate Governance Committee. Each committee is composed [entirely] of independent directors within the meaning of our director independence standards and our Corporate Governance Guidelines, which reflect the NYSE director independence standards and the audit committee requirements of the SEC.
Each committee operates under a written charter[, all of which were reviewed by their respective committees during [•]]. Our board may, from time to time, establish certain other committees to facilitate oversight over the management of the company. The charters of each of our standing committees are available on our company’s website: [•].

Audit Committee
Responsibilities
Members:	• Oversee compliance with legal and regulatory requirements;
[ • ]	• Oversee the integrity of our financial statements;
Independent: [ • ]
•
Provide assistance to our board of directors in its oversight of cybersecurity, information technology, and other data privacy risks, and enterprise-level risks that may affect our financial statements, operations, business continuity and reputation;

• Provide assistance to our board of directors in its oversight of our guidelines and policies with respect to enterprise risk management;
• Appoint, retain, and oversee our independent registered public accounting firm, approve any special assignments given to the independent registered public accounting firm, and review:
• The scope and results of the audit engagement with the independent registered public accounting firm, including the independent registered public accounting firm’s letters to the Audit Committee;
• The independence and qualifications of the independent registered public accounting firm;
• The compensation of the independent registered public accounting firm;
• The performance of our internal audit function;
• Critical audit matters of the company; and
• Any significant proposed accounting changes.
Our board of directors has determined that [•] qualify as audit committee financial experts, as defined in Item 407(d) of Regulation S-K, and that all members of the Audit Committee are financially literate under the current listing standards of the NYSE and meet the SEC independence requirements for audit committee membership.
Compensation Committee
Responsibilities
Members:	• Review and approve remuneration levels for our executive officers;
[•]	• Review significant employee benefits programs;
Independent: [ • ]	• Establish and administer executive compensation programs;
• Conduct an annual review of our compensation philosophy and incentive programs to ensure they reflect the company’s risk management philosophies, policies and processes;

•
Conduct an annual review of and approve the goals and objectives relating to the compensation of the CEO, including a performance evaluation based on such goals and objectives to help determine and approve his compensation;

• Review and approve all executive officers’ severance arrangements as applicable;
• Manage and annually review executive officer short-term and long-term incentive compensation;
• Set performance metrics under all short-term and long-term incentive compensation plans as appropriate; and
• Review the compensation of members of our board of directors.

Our board of directors has determined that all of the members of the Compensation Committee are “independent” within the meaning of our director independence standards, and the NYSE director independence standards (including those applicable to Compensation Committee members), and are “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act. The Compensation Committee may delegate any or all of its responsibilities to a subcommittee of the Compensation Committee to the extent permitted by applicable law.
Nominating/Corporate Governance Committee
Responsibilities
Members: [•]	• Provide counsel to our board of directors on a broad range of issues concerning the composition and operation of the board of directors;
Independent: [ • ]	• Develop and review the qualifications and competencies required for membership on our board of directors;
• Review and interview qualified candidates to serve on our board of directors;
• Oversee the structure, membership, and rotation of the committees of our board of directors;
• Oversee environmental, social, and governance issues;
• Assess the effectiveness of the board of directors and executive management;
• Oversee succession planning for our executive management;
• Review and consider developments in corporate governance to ensure that best practices are being followed; and
• Board refreshment.
As part of these responsibilities, the Nominating/Corporate Governance Committee will annually solicit input from each member of the board of directors to review the effectiveness of its operation and all committees thereof. The review will consist of an assessment of its governance and operating practices, which includes our Corporate Governance Guidelines that, as more fully described below, govern the operation of the board of directors.
Corporate Governance
We believe a company’s reputation for integrity and serving its stockholders responsibly is of critical importance. We are committed to managing the company for the benefit of our stockholders and are focused on maintaining good corporate governance.
Corporate Governance Guidelines
Our company maintains Corporate Governance Guidelines that promote the functioning of the board of directors and its committees and set forth expectations as to how the board of directors should operate. The guidelines include information about the composition of the board of directors, orientation and continuing education, director compensation, board meetings, board committees, management succession, evaluation and compensation of key executive officers (which includes all named executive officers), expectations of directors, and information regarding the annual performance evaluation of the board of directors. A current copy is available on our company’s website at [•].
Code of Business Ethics
We maintain a Code of Business Ethics that applies to our directors, officers, and other employees, and addresses items such as (i) our policy on political contributions, (ii) disclosures and financial reporting, and (iii) protection and use of company assets. The board of directors adopted the Code of Business Ethics to codify and formalize certain policies and principles that help ensure our business is conducted in accordance with the highest standards of ethical behavior. We will conduct annual training with our employees regarding ethical behavior and require all employees to acknowledge the terms of, and abide by, our Code of Business Ethics. The full text of our Code of Business Ethics is available on our company’s website at [•]. We intend to disclose any future amendments to, or waivers of, certain provisions of our Code of Business Ethics applicable to our officers and directors on our website, within five business days following such amendment or waiver, or as otherwise required by the SEC or the NYSE.
Whistleblower Policy
Our board of directors oversees the company’s “whistleblower” policy, which outlines a procedure for all interested parties, including employees, to submit confidential complaints, concerns, unethical business practices, violations or suspected violations for any and all matters pertaining to accounting, internal control, or auditing.
Anti-Hedging and Anti-Pledging Policies
To ensure proper alignment with our stockholders, we have established policies that prohibit our directors, officers, other employees, and their family members from engaging in any transaction that might allow them to realize gains from declines in our securities. Specifically, we prohibit our directors, officers, employees, and their family members from engaging in transactions using derivative securities, short selling our securities, trading in any puts, calls or covered calls, writing purchase or call options and short sales, or otherwise participating in hedging, “stop loss,” or other speculative transactions involving our securities. In addition, margin purchases of our securities and pledging any of our securities as collateral to secure loans is prohibited. This prohibition means that our directors, officers, employees, and their family members are not permitted to hold our securities in a “margin account” nor are they permitted to pledge any of our securities for any loans or indebtedness.
Clawback Policy
Our board of directors has voluntarily adopted a formal clawback policy that applies to certain outstanding compensation awards and will apply to future awards. Our clawback policy provides that the company may recover certain cash and/or equity-based incentive compensation paid or granted to an executive officer during the three-year period preceding a “triggering event.” A “triggering event” includes:
(i)
a decision by the Audit Committee to effect an accounting restatement of previously published financial statements caused by material non-compliance by the company with any financial reporting requirement under the federal securities laws due to fraud, misconduct, negligence, or lack of sufficient oversight on the part of any named executive officer, and/or

(ii)
a decision by the Compensation Committee that one or more performance metrics used for determining previously paid compensation was incorrectly calculated and, if calculated correctly, would have resulted in a lower payment to one or more executive officers.

The requirement to repay the incentive compensation that is recoverable under this policy shall only exist if the board of directors has actively taken steps to evaluate restating the company’s financial statements or its operating results, or recalculating other associated metrics prior to the end of the fifth year following the year in question. The company will not be bound by the three-year recoupment period or this five-year limitation in cases involving fraud or intentional misconduct. As applicable SEC regulations are adopted, we will reassess our clawback policy and implement appropriate changes to ensure that our policy is fully compliant with SEC regulations.
Stockholder Recommendations
The Nominating/Corporate Governance Committee’s policy is to consider candidates recommended by our stockholders. The stockholder must submit proof of Orion stock ownership along with a detailed résumé of the candidate and an explanation of the reasons why the stockholder believes the candidate is qualified for service on our board of directors. The stockholder must also demonstrate how the candidate satisfies our board of directors’ criteria and provide such other information about the candidate as would be required by the SEC rules to be included in a proxy statement, as well as our Bylaws. The consent of the candidate must be included along with a description of any arrangements or undertakings between the stockholder and the candidate regarding the recommendation. All communications are to be directed to the Chair of the Nominating/Corporate Governance Committee and sent to the address noted under “Communications with the Board” in this Information Statement on page [•].
A stockholder desiring to recommend a candidate for consideration by the Nominating/Corporate Governance Committee must deliver the recommendation along with the information noted above between [•] and [•] (not more than 150 days nor less than 120 days prior to the first anniversary of the date the company’s Proxy Statement is released to stockholders for the previous year’s annual meeting of stockholders) in order to be considered timely for consideration at next year’s annual meeting of stockholders. Properly submitted stockholder recommendations will be evaluated by the Nominating/Corporate Governance Committee using the same criteria used to evaluate other director candidates.
Proxy Access
The company’s stockholders also possess the right to nominate candidates for election to the board through the “proxy access” provisions of the Orion Bylaws. We have adopted a proxy access right for stockholders, pursuant to which an eligible stockholder, or a qualifying group of up to [•] stockholders, owning at least [•]% of our outstanding shares of common stock continuously for at least [three] years, may nominate up to the greater of [two] directors or the largest whole number that does not exceed [•]% of the number of directors up for election as of the last day in which a proxy access nomination may be submitted under the Orion Bylaws, for inclusion in our proxy materials, subject to complying with the requirements contained in [•] of the Orion Bylaws.
Board Independence
Our board of directors [has determined] that each of our current directors, [except for], has no material relationship with us (either directly or indirectly through an immediate family member or as a partner, stockholder or officer of an organization that has a relationship with us) and is “independent” within the meaning of our director independence standards and NYSE director independence standards. Our board of directors established and employed categorical standards, which mirror NYSE independence requirements, in determining whether a relationship is material and thus would disqualify a director from being independent.
Non-Executive Independent Chairman of the Board
The Nominating/Corporate Governance Committee also evaluates the leadership structure of our board of directors. The positions of Non-Executive Chairman of the board of directors and CEO are separate in recognition of the differences between the two roles. [•] serves as our Non-Executive Chairman of the board of directors and presides as lead independent director, while [•] serves as our CEO. The board of directors believes this is the most appropriate structure because it enables the independent directors to participate meaningfully in the leadership of our board of directors while utilizing most efficiently the leadership skills of both Messrs. [•] and [•]. In addition, separating the roles of Non-Executive Chairman and CEO allows our Non-Executive Chairman to serve as a liaison between the board of directors and executive management, while providing our CEO with the flexibility and focus needed to oversee our operations.
Board Role in Risk Oversight
Our board of directors has overall responsibility for risk oversight with a focus on the more significant risks facing our company, which includes the impact of COVID-19. The board of directors reviews and oversees our enterprise risk management (“ERM”) program, which is a company-wide program designed to effectively and efficiently identify and assess management’s visibility into critical company risks and to facilitate the incorporation of risk considerations into decision making. The ERM program will do this by clearly defining risks facing the company and bringing together executive management to discuss these risks. This will promote visibility and constructive dialogue around risk at the executive management and board levels, and facilitates appropriate risk response strategies. Throughout the year, as part of the ERM program, management and the board of directors will jointly discuss major risks that face our business.

While the board oversees the overall risk management process for Orion, each of the board’s committees also assists the board in this oversight with respect to the following risks:
•
The Audit Committee oversees our risk policies and processes relating to the financial statements and financial reporting procedures, focusing on internal controls, as well as key credit risks, liquidity risks, cybersecurity risks, information technology risks, data privacy risks, market risks and compliance, and the guidelines, policies and procedures for monitoring and mitigating those risks and discuss major enterprise-level risk exposures;

•
The Compensation Committee monitors the risks associated with management resources and structure, including evaluating the effect the compensation structure may have on risk decisions; and

•
The Nominating/Corporate Governance Committee oversees the risk related to our governance structure and processes and risks arising from related party transactions.

By assigning such responsibilities, the board of directors believes it can more effectively identify and address risk. Throughout the year, the board of directors, and each of the board’s committees will review and discuss specific risk topics in significant detail in their respective meetings. Given the importance of the CEO to the success of the company and generation of stockholder value, the board of directors ensures that the company is developing and nurturing a pipeline of senior talent, including one or more individuals capable of becoming the CEO.
Compensation Risk Assessment
The Compensation Committee reviews our company-wide incentive programs to assess whether the incentive programs for all employees, including our named executive officers, encourage desirable behavior as it relates to our long-term growth, and reflect our risk management philosophies, policies and processes.
Named Executive Officers and Executive Vice Presidents
Compensation for our officers and management is established after the Compensation Committee determines the appropriate performance metrics to best align the interests of management with the best interests of the company and support our ESG initiatives. The [•] metrics are based on financial, operational, and individual performance goals. The [•] metrics are primarily based on our [•] performance relative to our peers, and a value creation goal, and secondarily based on financial and operational goals. In addition, as previously discussed, we have adopted a clawback policy that enables us to recover incentive compensation awards in the event of negligence or misconduct directly related to a material restatement of our financial results, or miscalculated performance metrics that, if calculated correctly, would have resulted in a lower payment.
All Other Employees
Management monitors the cash and equity incentive awards made to our employees and reviews those awards in light of the potential risks relative to the control environment, each respective employee’s responsibilities, and the general policies and procedures of our company. The Compensation Committee has sought to align the interests of our employees with that of our stockholders through grants of restricted stock and/or restricted stock unit awards, thereby giving employees additional incentives to protect and align with long-term value creation. Based on its evaluation, the Compensation Committee does not believe that the compensation programs give rise to any risks that are reasonably likely to have a material adverse effect on our company.
Meetings and Attendance
Although we have no policy with regard to attendance of our directors at our annual meeting of stockholders, it is customary for, and we expect, all directors to attend.
To ensure free and open discussion among the independent directors, only independent directors attend executive sessions of our board of directors and Committee meetings unless, under certain circumstances, management is invited.

Communications with the Board
Stockholders and other interested parties may communicate with the Non-Executive Chairman of our board of directors or with the non-employee directors, as a group, by either of the following methods:
Email: Non-Executive Chairman of the Board of Directors c/o Corporate Secretary [•]	Mail: Non-Executive Chairman of the Board of Directors c/o Corporate Secretary [•]
All appropriate correspondence will be promptly forwarded by the Corporate Secretary to the Non-Executive Chairman of our board of directors.

EXECUTIVE AND DIRECTOR COMPENSATION
Director Compensation
The Compensation Committee is responsible for reviewing the compensation of members of the board of directors. Compensation for the independent directors of our board of directors for [•] consisted of a base annual cash retainer, plus additional cash retainers for service as the Non-Executive Chairman or Chairperson of one of the committees of our board of directors in amounts as set forth below. In addition, each independent director receives an annual equity retainer [based on a fixed number of shares] provided for in the [[•] Incentive Award Plan].
POSITION HELD	ANNUAL EQUITY GRANT (IN SHARES)(1)	ANNUAL CASH RETAINER(2)
[Board of Directors – Member (including Non-Executive Chair)]	[•]	$	[•]
[Board of Directors – Non-Executive Chair]	[•]		[•]
[Audit Committee Chair]	[•]		[•]
[Compensation Committee Chair]	[•]		[•]
[Nominating/Corporate Governance Committee Chair]	[•]		[•]

(1)
The value of the annual equity retainer is variable, based on the closing share price on the date of grant.

(2)
Effective [•], the annual cash retainer for the Audit Committee Chair increased to $[•] and the Nominating/Corporate Governance Committee Chair increased to $[•].

Stock Awards for Directors
The [•] Incentive Award Plan provides that upon the initial election to our board of directors, and at each annual meeting of stockholders thereafter, if the director continues to serve as a director after the meeting, each non-employee director is automatically granted [•] shares of restricted stock. This annual equity grant of [•] shares is specifically provided for in the [[•]Incentive Award Plan]. For [•], approximately [•]% of director compensation was in the form of restricted shares of the company’s stock, which effectively aligns the interests of our board with those of our stockholders. The vesting schedule for restricted shares granted to non-employee directors is as follows and is subject to the director’s continued service through each applicable vesting date:
YEARS OF SERVICE	VESTING
< [•] years	[•]% increments on each of the first [•] anniversaries of the grant date
[•] years	[•]% increments on each of the first [•] anniversaries of the grant date
[•] years	[•]% vested on the first anniversary of the grant date
≥ [•] years	Immediately
Other Payments for Directors
The members of our board of directors are also entitled to reimbursement of their travel expenses incurred in connection with attendance at board of directors and board committee meetings. Additionally, the members of our board of directors are reimbursed for expenses incurred in connection with attending continuing education programs and conferences to assist them in remaining abreast of developments in corporate governance and other critical issues relating to the operation of public company boards.
Director Stock Ownership Guidelines
Our non-employee directors are subject to stock ownership guidelines. Under these guidelines, each non-employee director is required to hold stock valued at no less than [•] times the amount of the annual cash retainer of $[•] paid to such director for service as a member of the board of directors, without reference to committee or chair service. The current stock ownership goal for each of our non-employee directors is [•]

times their annual cash retainers as of [•] of $[•], or $[•], divided by the closing price per share of our common stock as of [•] of $[•]. This equals a minimum share ownership requirement of [•] shares.
All vested and unvested restricted stock awards qualify towards satisfaction of the requirement. For any new director, compliance with the guidelines will be required within [•] years after being elected to the board of directors. As of [•], each director subject to the guidelines met or exceeded the stock ownership requirements.
Executive Compensation
Compensation Discussion and Analysis
This section discusses the compensation policies and programs for the following executive officers (the named executive officers or NEOs):
NAME	CURRENT TITLE
[•]	[President and Chief Executive Officer]
Executive Summary
The primary objectives of our compensation program are to:
✓
Align the interests of management with those of stakeholders;

✓
Link executive compensation to the company’s short-term and long-term performance; and

✓
Attract, motivate, and retain highly qualified executive officers through competitive compensation arrangements.

We continue to adhere to balanced compensation and corporate governance practices as set forth in the following table:
WHAT WE DO:		WHAT WE DO NOT DO:
✓	DO align pay to performance by linking a substantial portion of compensation to the achievement of predefined performance metrics that drive stockholder value creation	X	Do NOT allow for uncapped award opportunities
✓	DO cap payouts for awards under our [Short-Term Incentive Program (STIP)] and our [Long-Term Incentive Program (LTIP)]	X	Do NOT provide any perquisites to our named executive officers
✓	DO set meaningful and measurable performance goals at the beginning of the performance period and evaluate such performance over both an annual and multi-year period on a relative basis	X	Do NOT permit executive officers or directors to pledge or hedge our securities
✓	DO maintain stock ownership requirements for our directors, CEO, and other named executive officers	X	Do NOT incentivize excessive risk taking

WHAT WE DO:		WHAT WE DO NOT DO:
✓	DO perform an annual compensation risk assessment to ensure our compensation programs and policies do not encourage excessive risk-taking behavior	X	Do NOT pay accrued dividends on performance shares unless and until they vest
✓	DO allow for the Board to “clawback” incentive compensation in the event of certain financial restatements or incentive miscalculations	X	Do NOT provide our named executive officers with tax gross-ups on perquisites or other benefits
✓	DO employ the services of an independent compensation consultant that reports to the Compensation Committee of the Board of Directors	X	Do NOT provide for excise tax gross ups
✓	DO grant performance-based equity, which is at-risk and not guaranteed	X	Do NOT provide supplemental or other retirement plans, other than a 401(k) plan
✓	DO align certain ESG initiatives to individual performance goals, rigorously reviewed by the Compensation Committee of the Board of Directors	X	Do NOT have employment contracts with our NEOs
Favorable Say-on-Pay Vote
We intend to provide our stockholders with an annual advisory “say-on-pay” vote on the compensation of named executive officers.
Compensation Process
In addition to say-on-pay vote results and other feedback from stockholders, the Compensation Committee intends to consider other factors in evaluating our executive compensation programs, including but not limited to:
•
The Compensation Committee’s assessment of the alignment of our compensation program with our financial and operational objectives;

•
Retention and recognition of individual contribution towards our performance;

•
Recommendations provided by its independent consultant; and

•
A review of peer data.

Each factor is evaluated in the context of the Compensation Committee members’ responsibility to act in the company’s best interests.
Peer Group Data
The Compensation Committee will use comparison data from various companies it considers peers as a guide in its review and determination of base salaries, cash bonus payments, equity awards, and long-term performance awards. Prior to approving [the [•] incentive compensation program], the Compensation Committee reviewed peer group data to assist in its determination of total target direct compensation (on an aggregate and individual basis), as well as the appropriate mix of equity versus cash, short-term versus long-term, and performance-based versus time-based awards to be paid or granted for [•] performance. The Compensation Committee evaluates whether the compensation elements and levels that are provided to our named executive officers are generally appropriate relative to the compensation elements and levels provided to their counterparts at peer companies, in light of our performance relative to peers and in light of each named executive officer’s contribution to performance. This approach allows us to respond to competitive dynamics in the market and provides us with the flexibility to maintain and enhance our named executive officers’ engagement, focus, and motivation.

Elements of Compensation
In structuring executive compensation, the Compensation Committee considers how each component of compensation motivates performance, promotes retention, and creates long-term stockholder value. Base salaries are primarily intended to attract and retain highly qualified executives and to reward them for their continued service. Annual incentive cash payments, equity awards, and long-term performance shares are designed to (i) directly reward performance, (ii) achieve specific strategic and operating objectives, and (iii) provide incentives to create long-term stockholder value. The majority of our equity incentives are intended to align named executive officers’ long-term interests with the best interests of the company although we believe they also play a role in helping us reward performance and attract and retain top executives.
The following table outlines the primary elements of our [[•] executive compensation program]:
Incentive Programs and Performance Metrics
Each year, the Compensation Committee, with input from [•], will review the metrics underlying the short-term and long-term incentive programs, and considers various industry performance indicators, including GAAP and non-GAAP earnings metrics. The Compensation Committee believes that the current mix of operational, liquidity, and financial earning metrics used for the [•] performance year aligns with our strategy to attain long-term financial stability that will support sustained cash flows beneficial to our stockholders.
CEO Total Target Direct Compensation
The Compensation Committee believes that a significant portion of executive compensation should be performance-based in order to best align management’s interests with the best interests of the company and support our ESG initiatives.
Set forth below is a table that illustrates the application of the structure for [•] compensation decisions for our CEO.
CEO ANNUAL CASH			CEO ANNUAL EQUITY				CEO TOTAL
ANNUAL SALARY	TARGET STIP CASH AWARD		TARGET LTIP PERFORMANCE SHARES		TIME-BASED LTIP RESTRICTED SHARES		TOTAL TARGET DIRECT COMPENSATION
$[•]	$	[•]	$	[•]	$	[•]	$ [•]
Base Salaries
The [•] and [•] annualized base salaries are reflected in the table below.
SALARIES FOR FISCAL YEAR
NAMED EXECUTIVE OFFICER	PRINCIPAL POSITION IN [•]	[•]		[•]
[•](1)	[President, Chief Executive Officer]	$	[•]	$	[•]

Compensation Tables
Summary Compensation Table
The following table sets forth information concerning the compensation of our [President and Chief Executive Officer, [•]] (collectively, the named executive officers). In general, non-equity incentive plan compensation aligns with the performance year noted; however, stock awards are included in the year of grant which may not align with the performance year to which they relate.
NAME AND PRINCIPAL POSITION IN [•]	YEAR	SALARY(1)		BONUS		STOCK AWARDS(2)(3)		NON-EQUITY INCENTIVE PLAN COMPENSATION(4)		ALL OTHER COMPENSATION(5)		TOTAL
[•]	[•]	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]
[President, Chief Executive Officer]	[•]		[•]		[•]		[•]		[•]		[•]		[•]
	[•]		[•]		[•]		[•]		[•]		[•]		[•]

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Related Person Transactions
This section summarizes material agreements between us and certain related parties and agreements between us and Realty Income that will govern the ongoing relationships between the two companies after the Distribution. The agreements with Realty Income are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which would be negotiated at arm’s-length, may be entered into between us and Realty Income after the Distribution. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and are incorporated herein by reference.
Agreements with Realty Income
Following the Distribution, we and Realty Income will operate as independent public companies. To govern certain ongoing relationships between us and Realty Income after the Distribution, and to provide mechanisms for an orderly transition, we and Realty Income intend to enter into agreements pursuant to which certain services and rights will be provided for following the Distribution, and we and Realty Income will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with Realty Income.
Separation and Distribution Agreement
As of or prior to the Merger Effective Time, we and Realty Income will enter into the Separation and Distribution Agreement. We and Realty Income will also enter into other agreements prior to the Distribution that will effectuate the Separation and the Distribution, provide a framework for our relationship with Realty Income after the Distribution and provide for the allocation between us and Realty Income of Realty Income’s assets, liabilities and obligations (including its investments, property, employee, benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Orion’s separation from Realty Income, such as the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement. The forms of the agreements listed above have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part. For more information regarding these agreements, please refer to the discussion under “The Separation and the Distribution — The Separation and Distribution Agreement” and “The Separation and the Distribution — Related Agreements.”
Transition Services Agreement
As of or prior to the Merger Effective Time, we and Realty Income will enter into a Transition Services Agreement, pursuant to which Realty Income will provide to us and our subsidiaries various services for a transitional period. The services to be provided include information technology, accounts payable, payroll, and other financial functions, as well as engineering support for various facilities, quality assurance support and other administrative services.
Tax Matters Agreement
As of or prior to the Merger Effective Time, we and Realty Income will enter into a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of Realty Income and us after the Distribution with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other tax matters. Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Realty Income and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable law for such liabilities if Realty Income were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant. The form of this agreement will be filed as an exhibit to the registration statement on Form 10 of which this information statement is a part.

Employee Matters Agreement
As of or prior to the Merger Effective Time, we and Realty Income will enter into an Employee Matters Agreement in connection with the Separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters.
The Employee Matters Agreement will govern Realty Income’s and our compensation and employee benefit obligations relating to current and former employees of each company (including individuals who were VEREIT employees immediately prior to the Merger Effective Time), and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs.
The Employee Matters Agreement also may set forth the general principles relating to employee matters, including with respect to the assignment of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits. The Employee Matters Agreement may also address certain special circumstances, including employees who will transfer to their eventual permanent employer on a delayed basis because they will continue to provide services to either Realty Income or us during a transition period following the Distribution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Before the Distribution, all of the outstanding shares of Orion stock will be owned beneficially and of record by Realty Income or one of its subsidiaries. Immediately following the Distribution, Orion expects to have outstanding approximately shares of common stock based upon approximately             shares of Realty Income common stock outstanding on [•], 2021, and after giving effect to on the Distribution Ratio.
Security Ownership of Certain Beneficial Owners
The following table reports the beneficial ownership of Orion common stock by each person or group (as those terms are used in Section 13(d)(3) of the Exchange Act) that we expect to beneficially own more than 5% of the outstanding shares of Orion common stock immediately following the completion of the Distribution, calculated as if the record date for the Distribution was            , 2021 based upon the receipt of share of          common stock for each share of Realty Income common stock. Unless otherwise stated in the footnotes, shares are owned directly and the person has sole voting and investment power with respect to the securities owned by such person. Unless otherwise stated, the address of each named person is c/o Orion Office REIT Inc., [•].
Name and Address	Number of Shares of Common Stock	Percent of Common Stock

Security Ownership of Directors and Officers
The following table reports the number of shares of Orion common stock and Orion LP common units we expect to be beneficially owned by (i) each of our directors, (ii) each of the individuals we expect to be our named executive officers and (iii) all of our directors and executive officers following the Distribution, calculated as if the record date for the Distribution was            , 2021 in each case, based upon the Distribution Ratio of [•] share of Orion common stock for each share of Realty Income common stock. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or other rights (as set forth above) held by that person that are currently exercisable or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise stated in the footnotes, shares are owned directly and the person has sole voting and investment power with respect to the securities owned by such person. Unless otherwise stated, the address of each named person is c/o Orion Office REIT Inc., [•].
Name	Total Common Stock and Orion LP Units	Percent of Common Stock	Percent of Common Stock and Orion LP Units	[Non-Voting Preferred Stock]	[Percent of Non-Voting Preferred Stock]

Name	Total Common Stock and Orion LP Units	Percent of Common Stock	Percent of Common Stock and Orion LP Units	[Non-Voting Preferred Stock]	[Percent of Non-Voting Preferred Stock]

DESCRIPTION OF MATERIAL INDEBTEDNESS
As of December 31, 2020, the portfolio had approximately $254.4 million of total combined debt outstanding. To provide additional liquidity and facilitate growth, and in connection with the Separation, Orion LP expects to enter into a $[•] million term loan facility (the “Orion Term Loan”) and a $[•] million revolving credit facility (the “Orion Revolving Credit Facility,” and, together with the Orion Term Loan, the “Orion Credit Facilities”). Of the $[•] million borrowed under the Orion Term Loan, $[•] million will be distributed to the partners of Orion LP who in turn will, directly or indirectly, contribute the funds to Realty Income. Orion LP will retain the remaining $[•] million as working capital. We do not expect to have any outstanding borrowings under the Orion Revolving Credit Facility at the time of the Distribution. Orion LP may also secure approximately $[•] million in secured mortgage financing through the CMBS market, who in turn will, directly or indirectly, contribute the funds to Realty Income. In total, Orion LP expects to have approximately $[•]million in outstanding indebtedness upon completion of the Separation.

DESCRIPTION OF OUR CAPITAL STOCK
The following summary of the terms of the capital stock of Orion does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland General Corporation Law, or the MGCL, and our charter and bylaws. Copies of the Orion Charter and Orion Bylaws have been filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this information statement is a part. See the section entitled “Where You Can Find More Information.”
General
The Orion Charter, or our charter, provides that we may issue up to [•] shares of common stock, $[0.01] par value per share, and [•] shares of preferred stock, $[0.01] par value per share. Our board of directors has further classified [•] shares of our preferred stock as non-voting preferred stock, all of which will be issued to [•] [concurrent with] the Distribution. Our charter authorizes our board of directors, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series of stock. Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of their status as stockholders.
Common Stock
Distributions
Subject to the preferential rights, if any, of holders of any class or series of our stock other than our common stock and to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, holders of our common stock are entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for distribution to our stockholders and are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities.
Voting Rights
Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may be otherwise specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of our stock, the holders of shares of our common stock possess the exclusive voting power. There is no cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. In uncontested elections, directors are elected by the affirmative vote of a majority of the total votes cast for and against such nominee. In contested elections, directors are elected by a plurality of all of the votes cast in the election of directors.
Under the MGCL, a Maryland corporation generally is not entitled to dissolve, amend its charter, merge or consolidate with, or convert into, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.
Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity owned, directly or indirectly, by the corporation. Because our operating assets are held by our operating partnership’s subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Other Rights
Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of Orion. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, shares of our common stock have equal distribution, liquidation and other rights.
Power to Increase or Decrease Authorized Shares of Common Stock, Reclassify Unissued Shares of Common Stock and Issue Additional Shares of Common Stock
Our charter authorizes our board of directors, with the approval of a majority of the entire board and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock, including common stock, that we are authorized to issue. In addition, our charter authorizes our board of directors to authorize the issuance from time to time of shares of our common stock.
Our charter also authorizes our board of directors to classify and reclassify any unissued shares of our common stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights, distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each new class or series of stock, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, although our board of directors does not currently intend to do so, it could authorize the issuance of shares of common stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.
We believe that the power of our board of directors to approve amendments to our charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common stock and to classify or reclassify unissued shares of common stock and thereafter to authorize us to issue such classified or reclassified shares of stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is [Computershare Trust Company, N.A.]
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “BELT”.
Preferred Stock
General
Our charter provides that we may issue up to [•] shares of preferred stock, par value [$0.01] per share. As discussed above, our charter authorizes our board of directors, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock, including preferred stock, that we are authorized to issue or the number of authorized shares of any class or series of stock. In anticipation of the Distribution, our board of directors will classify [•] shares of our preferred stock as shares of non-voting preferred stock, all of which will be issued to [•] concurrent with the Distribution. Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of their status as stockholders.
All shares of our preferred stock authorized and issued from time to time will be duly authorized, fully paid and nonassessable. Our charter authorizes our board of directors to classify and reclassify any unissued shares of our preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights, distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each new class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series. The specific terms of a particular class or series of preferred stock will be described in any prospectus supplement relating to that class or series which will be qualified in its entirety by reference to the articles supplementary relating to that class or series.
Any prospectus supplement, relating to each class or series, will describe, consistent with that specified in the applicable articles supplementary, the terms of the preferred stock as follows:
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the designation and par value per share of such preferred stock and the number of shares of preferred stock offered;

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the initial public offering price at which we will issue the shares of preferred stock, if applicable;

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whether the shares of preferred stock will be listed on any securities exchange;

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the dividend rate or method of calculation and the payment dates for dividends;

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whether dividends on such preferred stock are cumulative or not and, if cumulative, the dates from which dividends will start to accumulate;

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any voting rights;

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any conversion rights;

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any preemptive rights;

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any redemption or sinking fund provisions;

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the amount of liquidation preference per share;

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a discussion of certain material U.S. federal income tax considerations applicable to an investment in the preferred stock;

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any limitations on actual and constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT;

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the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

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any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with such class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

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any other specific preferences, rights, restrictions, limitations, qualifications, terms and conditions of such preferred stock.

Non-voting Preferred Stock
[•]
Rank
Unless otherwise specified in the applicable articles supplementary and described in any corresponding prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Orion, rank: (1) senior to all classes or series of our common stock, and to any other class or series of our stock expressly designated as ranking junior to the preferred stock; (2) on parity with any class or series of our stock expressly designated as ranking on parity with the preferred stock; and (3) junior to any other class or series of our stock expressly designated as ranking senior to the preferred stock.
Conversion Rights
The terms and conditions, if any, upon which any shares of any class or series of preferred stock are convertible into our common stock will be set forth in the applicable articles supplementary and described in any prospectus supplement relating thereto. Such terms will include the number of shares of our common stock into which the shares of preferred stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such class or series of preferred stock, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such class or series of preferred stock.
Power to Increase or Decrease Authorized Shares of Preferred Stock, Reclassify Unissued Shares of Preferred Stock and Issue Additional Shares of Preferred Stock
As discussed above, our charter authorizes our board of directors, with the approval of a majority of the entire board and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock, including preferred stock, that we are authorized to issue. In addition, our charter authorizes our board of directors to authorize the issuance from time to time of shares of our preferred stock.
Our charter also authorizes our board of directors to classify and reclassify any unissued shares of our preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights, distributions or upon liquidation, and authorize us to issue the newly classified shares. As discussed above, prior to the issuance of shares of each new class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, although our board of directors does not currently intend to do so, it could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders. In connection with the Distribution, we will issue [•] shares of non-voting preferred stock to [•].
We believe that the power of our board of directors to approve amendments to our charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of preferred stock and to classify or reclassify unissued shares of preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.
Restrictions on Ownership and Transfer
In order for us to qualify as a REIT under the Code shares of our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to qualify as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well.
Our charter contains restrictions on the ownership and transfer of our stock. Our board may, from time to time, grant waivers from these restrictions, as discussed below. Our charter provides that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock (referred to as the “common stock ownership limit”) or 9.8% in value of the outstanding shares of all classes or series of our stock (referred to as the “aggregate stock ownership limit”). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the “ownership limits.” We refer to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of our stock as described below, would beneficially own or constructively own shares of our stock in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or less than 9.8% in value of the outstanding shares of all classes and series of our stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of our stock), could cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of our stock in excess of the ownership limits.
Our board of directors, in its sole and absolute discretion, but subject to certain limitations or requirements set forth in our charter, may exempt, prospectively or retroactively, a particular stockholder from the ownership limits or establish a different limit on ownership (referred to as the “excepted holder limit”) if our board of directors determines that:
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such exemption will not cause five or fewer individuals to beneficially own more than [49%] in value of our outstanding stock; and

•
such stockholder does not and will not constructively own an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, actually or constructively, more than a [9.9%] interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or our board of directors determines that revenue derived from such tenant will not affect our ability to qualify as a REIT).

Any violation or attempted violation of any such representations or undertakings will result in such stockholder’s shares of stock being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing the excepted holder limit, our board of directors may require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to our board of directors, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and such representations and undertakings from the person requesting the exception as our board of directors may require in its sole and absolute discretion to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit. In connection with granting a waiver of the ownership limits or creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the common stock ownership limit, the aggregate stock ownership limit or both, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than [49%] in value of our outstanding stock or we would otherwise fail to qualify as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or our stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of our common stock or our stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit. Our charter further contains provisions to prohibit:
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any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that could result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•
any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code).

Our charter provides that any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above, or who would have owned shares of our stock transferred to the trust as described below, must immediately give notice to us of such event or, in the case of an attempted or proposed transaction, give us at least [15 days’] prior written notice and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, our charter provides that the transfer will be null and void and the intended transferee will acquire no rights in the shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limits or an excepted holder limit established by our board of directors, or in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our charter provides that the number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT, then our charter provides that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.
Shares of our stock held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a prohibited owner before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the case of a devise, gift or other transaction, the market price at the time of such devise, gift or other transaction) and (ii) the market price on the date we accept, or our designee accepts, such offer. We may reduce the amount so payable to the trustee by the amount of any distribution that we made to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and we may pay the amount of any such reduction to the trustee for distribution to the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.
If we do not buy the shares, our charter provides that the trustee must, within [20 days] of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust) and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to the discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.
In addition, if our board of directors determines that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of our stock described above, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of our stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.
Our charter provides that every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within [30 days] after the end of each taxable year, must give us written notice stating the stockholder’s name and address, the number of shares of each class or series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) that is holding shares of our stock for a beneficial owner or constructive owner must, on request, provide to us such information as we may request in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.
Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.
These restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.
The restrictions on ownership and transfer of our stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.
Certain Provisions of Maryland Law and of our Charter and Bylaws
The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law, including the MGCL, and our charter and bylaws. Copies of our charter and bylaws have been filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See the section entitled “Where You Can Find More Information.”
Our Board of Directors
Our board of directors currently consists of [•] directors. Our charter and bylaws provide that the number of directors constituting our board of directors may be increased or decreased only by a majority vote of our board of directors, provided that the number of directors may not be decreased to fewer than the minimum number required under the MGCL (which is one), nor increased to more than [•].
Subject to the terms of any class or series of preferred stock, vacancies on our board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.
Each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock have no right to cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of our common stock may elect all of the nominees then standing for election as directors, and the holders of the remaining shares will not be able to elect any directors. In uncontested elections, directors are elected by the affirmative vote of a majority of the total votes cast for and against such nominee. In contested elections, directors are elected by a plurality of all of the votes cast in the election of directors.
Removal of Directors
Our charter provides that a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from removing incumbent directors (except for cause and upon a substantial affirmative vote) and filling the vacancies created by such removal with their own nominees.
Business Combinations
Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
[Pursuant to the statute, our board of directors has by resolution exempted business combinations between Orion and any other person. As a result, any person described in the preceding sentence may be able to enter into business combinations with Orion that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that our board of directors will not amend or repeal this resolution in the future.]
Control Share Acquisitions
The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from shares entitled to vote on the matter.
“Control shares” are voting shares of stock that, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:
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one-tenth or more, but less than one-third;

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one-third or more, but less than a majority; or

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a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem for fair value any or all of the control shares (except those for which voting rights have previously been approved). Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders is held at which the voting rights of such shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
The control share acquisition statute does not apply to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or acquisitions approved or exempted by the charter or bylaws of the corporation.
Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. This provision may be amended or eliminated at any time in the future by our board of directors.
Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL that provide, respectively, for:
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a classified board;

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a two-thirds vote requirement for removing a director;

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a requirement that the number of directors be fixed only by vote of the board of directors;

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a requirement that a vacancy on the board be filled only by the remaining directors in office and (if the board is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

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a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Pursuant to Subtitle 8, we have elected to provide that vacancies on our board may be filled only by the remaining directors and that directors elected by the board to fill vacancies will serve for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (i) vest in the board the exclusive power to fix the number of directorships and (ii) require, unless called by our board of directors, the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast at such a meeting to call a special meeting.
Meetings of Stockholders
Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors beginning in 202[2]. Our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders must also be called by our secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting.
Amendments to Our Charter and Bylaws
Except for those amendments permitted to be made without stockholder approval under Maryland law or our charter, our charter generally may be amended only if the amendment is first declared advisable by our board of directors and thereafter approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.
Our board of directors has the power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. In addition, stockholders may alter, amend or repeal any provision of our bylaws and adopt new bylaws with the approval by a majority of the votes entitled to be cast on the matter by stockholders entitled to vote generally in the election of directors.
Forum Selection
Our bylaws require, subject to limited exceptions, that any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or our stockholders and other similar actions may be brought only in specified courts in the State of Maryland. Although we believe this provision will benefit us by limiting duplicative, costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of Maryland law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against us or our directors, officers and other employees. This provision is intended to cover internal corporate claims and not actions arising under the federal securities laws.
Transactions Outside the Ordinary Course of Business
Under the MGCL, a Maryland corporation generally is not entitled to dissolve, merge or consolidate with, or convert into, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.
Advance Notice of Director Nominations and New Business
Our bylaws provide that, with respect to an annual meeting of our stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by any stockholder who was a stockholder of record at the record date set by the board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the notice required by our bylaws and at the time of the meeting (or any postponement or adjournment thereof), who is entitled to vote at the meeting on such business or in the election of such nominee and has provided notice to us within the time period, and containing the information and other materials, specified in the advance notice provisions of our bylaws.
With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (i) by or at the direction of our board of directors or (ii) if the meeting has been called for the purpose of electing directors, by any stockholder who was a stockholder of record at the record date set by the board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the notice required by our bylaws and at the time of the meeting (or any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each such nominee and who has provided notice to us within the time period, and containing the information and other materials, specified in the advance notice provisions of our bylaws.
The advance notice procedures of our bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to our corporate secretary at our principal executive office not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for our preceding year’s annual meeting. In the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 150th day prior to the date of the annual meeting and not later than 5:00 p.m., Eastern Time, on the close of business on the later of the 120th day prior to the date of the annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.
REIT Qualification
Our charter provides that our board of directors may authorize us to revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.
Effects of Certain Provisions of Maryland Law and of Our Charter and Bylaws
Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders, including advance notice requirements for director nominations and other stockholder proposals. Likewise, if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, if the resolution opting out of the business combination act was revoked or if we were to opt in to the classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.
Indemnification and Limitation of Directors’ and Officers’ Liability
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.
The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:
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the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

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the director or officer actually received an improper personal benefit in money, property or services; or

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in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.
In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:
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a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

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a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter obligates Orion to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:
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any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

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any individual who, while a director or officer of Orion and at our request, serves or has served as a director, officer, partner, trustee, member, manager, trustee, employee or agent of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of Orion in any of the capacities described above and to any employee or agent of Orion or a predecessor of Orion.
We have entered into indemnification agreements with our current directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.
Sale of Unregistered Securities
On July 15, Orion issued 100,000 shares of its common stock to Realty Income pursuant to [Section 4(a)(2) of the Securities Act]. Orion did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.
On [•], Orion issued [•] shares of its non-voting preferred stock pursuant to [Section 4(a)(2) of the Securities Act]. Orion did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general summary of certain material U.S. federal income tax consequences of the Distribution to U.S. holders and non-U.S. holders (each as defined below) of Realty Income common stock, Orion’s election to be taxed as a REIT, and the ownership and disposition of Orion’s common stock to U.S. holders and non-U.S. holders (each as defined below) of Orion common stock.
This summary is for general information only and is not tax advice. The information in this summary is based on:
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the Code;

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current, temporary and proposed Treasury Regulations promulgated under the Code;

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the legislative history of the Code;

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administrative interpretations and practices of the IRS; and

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court decisions;

in each case, as of the date of this information statement. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof. Potential tax reforms may result in significant changes to the rules governing U.S. federal income taxation. New legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may significantly and adversely affect Orion’s ability to qualify as a REIT, the U.S. federal income tax consequences of such qualification, or the U.S. federal income tax consequences of the Distribution and/or the ownership and disposition of Orion common stock, including those described in this discussion. Orion has not requested, and does not plan to request, any rulings from the IRS that it qualifies as a REIT or with respect to the U.S. federal income tax treatment of the Distribution, and the statements in this information statement are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws, associated with the Distribution or the ownership or disposition of Orion common stock or Orion’s election to be taxed as a REIT.
This discussion is limited to holders who hold shares of Realty Income common stock and, following the Distribution, Orion common stock, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not purport to be a comprehensive discussion of all U.S. federal income tax consequences relevant to the Distribution or the ownership and disposition of Orion common stock and does not address all U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances, including the alternative minimum tax. In addition, except where specifically noted, it does not address consequences relevant to holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

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persons holding Orion common stock or Realty Income common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies, and other financial institutions;

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REITs or regulated investment companies;

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brokers, dealers or traders in securities;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or other flow-through entities (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons subject to special tax accounting rules as a result of any item of gross income with respect to Orion common stock or Realty Income common stock being taken into account in an applicable financial statement;

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persons deemed to sell Orion common stock or Realty Income common stock under the constructive sale provisions of the Code; and

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persons who hold or receive Orion common stock or Realty Income common stock pursuant to the exercise of any employee stock option or otherwise as compensation.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE DISTRIBUTION AND THE OWNERSHIP AND DISPOSITION OF ORION COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS) UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Orion common stock or Realty Income common stock (which will include a beneficial owner of VEREIT common stock or VEREIT OP common units that receives Realty Income common stock in the Merger and continues to hold such stock as of the close of business on the record date for the Distribution), as applicable, that, for U.S. federal income tax purposes, is or is treated as:
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an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of Orion common stock or Realty Income common stock (which will include a beneficial owner of VEREIT common stock or VEREIT OP common units that receives Realty Income common stock in the Merger and continues to hold such stock as of the close of business on the record date for the Distribution), as applicable, that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.
If an entity treated as a partnership for U.S. federal income tax purposes holds Orion common stock or Realty Income common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Orion common stock or Realty Income common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
Material U.S. Federal Income Tax Consequences of the Distribution
Treatment of the Distribution
The Distribution is expected to be treated as a taxable distribution to Realty Income common stockholders (which will include the former VEREIT stockholders that received Realty Income common stock in the Merger and continue to hold such stock as of the close of business on the record date for the Distribution). Accordingly, each Realty Income stockholder will be treated as receiving a distribution from Realty Income in an amount equal to the fair market value of the Orion common stock received by such stockholder [(including any fractional shares deemed received by the stockholder, as described below)], determined as of the date of the Distribution. We refer to such amount as the “Distribution Amount.” The receipt of the Distribution Amount by U.S. holders and non-U.S. holders of Realty Income common stock will generally be treated as described below.
The Distribution is also expected to be a taxable transaction for Realty Income in which Realty Income will recognize gain, but not loss, based on the difference between its tax basis in the Orion common stock and the fair market value of such stock as of the Distribution. Certain transactions that may be entered into in connection with the Separation and Distribution may also be taxable to Realty Income. To the extent Realty Income recognizes gain in connection with the Separation and Distribution, such gain generally should constitute qualifying income for purposes of the REIT gross income tests. In addition, Realty Income’s earnings and profits will be increased, which may increase the portion of the Distribution treated as dividend income to Realty Income’s stockholders.
Although Realty Income will ascribe a value to the Orion common stock distributed in the Distribution, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to the distributed shares of Orion common stock, particularly if, following the Distribution, those shares trade at prices significantly above the value ascribed to those shares by Realty Income. Such a higher valuation may affect the Distribution Amount and thus the tax consequences of the Distribution to Realty Income’s stockholders.
[If cash is paid in lieu of fractional shares of Orion common stock, any cash received by a Realty Income stockholder in lieu of a fractional Orion common share will be treated as if such fractional share had been (i) received by the stockholder as part of the Distribution and then (ii) sold by such stockholder, via the distribution agent, for the amount of cash received. As described below, the basis of the fractional share deemed received by a Realty Income stockholder, if any, will equal the fair market value of such share on the date of the Distribution, and the amount paid in lieu of a fractional share, if any, will be net of the distribution agent’s brokerage fees.]
Tax Basis and Holding Period of Orion Common Stock Received by Holders of Realty Income Common Stock
A Realty Income stockholder’s tax basis in Orion common stock received in the Distribution [(including any fractional shares deemed received)] generally will equal the fair market value of such shares on the date of the Distribution, and the holding period for such shares will begin the day after the date of the Distribution. A Realty Income stockholder’s holding period for its Realty Income shares will not be affected by the Distribution.
Tax Treatment of the Distribution to U.S. Holders of Realty Income Common Stock
Generally.   The portion of the Distribution Amount that is payable out of Realty Income’s current or accumulated earnings and profits will be treated as a dividend and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to Realty Income’s taxable U.S. holders as ordinary income when actually or constructively received. See “— Tax Rates” below. As long as Realty Income qualifies as a REIT, this portion of the Distribution Amount will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent described in “— Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals. For purposes of determining whether distributions to holders of Realty Income’s capital stock are out of Realty Income’s current or accumulated earnings and profits, Realty Income’s earnings and profits will be allocated first to its outstanding preferred stock, if any, and then to Realty Income’s outstanding common stock.
To the extent that the Distribution Amount exceeds Realty Income’s current and accumulated earnings and profits allocable to the Distribution Amount, it will be treated first as a tax-free return of capital to a U.S. holder to the extent of the U.S. holder’s adjusted tax basis in its shares of Realty Income’s common stock. This treatment will reduce the U.S. holder’s adjusted tax basis in its shares of Realty Income’s common stock by such amount, but not below zero. If the Distribution Amount exceeds Realty Income’s current and accumulated earnings and profits allocable to the Distribution Amount and such excess amount exceeds a U.S. holder’s adjusted tax basis in its shares, the amount in excess of the U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. U.S. holders may not include in their own income tax returns any of Realty Income’s net operating losses or capital losses.
Capital Gain Dividends.   Dividends that Realty Income properly designates as capital gain dividends will be taxable to Realty Income’s taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed Realty Income’s actual net capital gain for the taxable year, and may not exceed Realty Income’s dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. [Realty Income anticipates that it will recognize capital gain as a result of the Separation and Distribution and that it will designate a portion of its dividends with respect to the taxable year that includes the Distribution as capital gain dividends.] U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If Realty Income properly designates any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, Realty Income presently intends to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of Realty Income’s capital stock for the year to the holders of each class of Realty Income’s capital stock in proportion to the amount that Realty Income’s total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of Realty Income’s capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of Realty Income’s capital stock for the year.
Passive Activity Losses and Investment Interest Limitations.   The Distribution will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income. A U.S. holder generally may elect to treat capital gain dividends and income designated as qualified dividend income, as described in “— Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the U.S. holder will be taxed at ordinary income rates on such amount. Otherwise, the Distribution, to the extent it does not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.
Tax Rates.   The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” generally is 20% (although depending on the characteristics of the assets which produced these gains and on designations which Realty Income may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” generally is 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding period requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its TRSs) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). Capital gain dividends will only be eligible for the rates described above to the extent that they are properly designated by the REIT as “capital gain dividends.” U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. In addition, non-corporate U.S. holders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain holding period requirements and other limitations.
Tax Treatment of the Distribution to Tax-Exempt Holders of Realty Income Common Stock
Dividend income from Realty Income and gain arising upon the Distribution to the extent it is treated as a sale of shares of Realty Income common stock generally should not be unrelated business taxable income, or UBTI, to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in Realty Income’s shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in Realty Income’s shares. These holders should consult their tax advisors concerning these “set aside” and reserve requirements.
Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of Realty Income’s stock contained in Realty Income’s charter, Realty Income does not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described in the first sentence of this paragraph should be inapplicable to Realty Income’s holders. However, because Realty Income’s common stock is (and, Realty Income anticipates, will continue to be) publicly traded, Realty Income cannot guarantee that this will be the case at the time of the Distribution.
Tax Treatment of the Distribution to Non-U.S. Holders of Realty Income Common Stock
The following discussion addresses the rules governing U.S. federal income taxation of the Distribution to non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address other federal, state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the Distribution, including any reporting requirements.
Generally.   The portion of the Distribution Amount that is neither attributable to gains from sales or exchanges by Realty Income of United States real property interests, or USRPIs, nor designated by Realty Income as a capital gain dividend (except as described below) will be treated as a dividend of ordinary income to the extent it is made out of Realty Income’s current or accumulated earnings and profits allocable to the Distribution Amount. This portion of the Distribution Amount ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the Distribution is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividend is attributable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied for a non-U.S. holder to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business generally will not be subject to withholding but will be subject to U.S. federal income tax on a net basis at the regular rates, in the same manner as dividends paid to U.S. holders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.
Except as otherwise provided below, Realty Income expects to withhold U.S. federal income tax at the rate of 30% on the Distribution made to a non-U.S. holder unless:
(1)
a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) evidencing eligibility for that reduced treaty rate; or

(2)
the non-U.S. holder furnishes an IRS Form W-8ECI (or other applicable documentation) claiming that the Distribution is income effectively connected with the non-U.S. holder’s trade or business.

To the extent the Distribution Amount exceeds Realty Income’s current and accumulated earnings and profits allocable to the Distribution Amount, it will not be taxable to a non-U.S. holder to the extent that such excess amount does not exceed the adjusted tax basis of the non-U.S. holder’s common stock, but rather will reduce the non-U.S. holder’s adjusted tax basis of such stock. To the extent that the Distribution Amount in excess of Realty Income’s allocable current and accumulated earnings and profits exceeds the non-U.S. holder’s adjusted tax basis in such common stock, it generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess amount may be treated as dividend income for certain non-U.S. holders. For withholding purposes, Realty Income expects to treat all distributions as made out of its current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the Distribution Amount was, in fact, in excess of Realty Income’s allocable current and accumulated earnings and profits, provided that certain conditions are met.
Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests.   Distributions to a non-U.S. holder that Realty Income properly designates as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:
(1)
the investment in Realty Income’s common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

(2)
the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by Realty Income of USRPIs (including gain realized in the Separation and Distribution), whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Realty Income also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by Realty Income of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 21% U.S. withholding tax described above, if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the Distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends. In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of Realty Income’s capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.
Deemed Sale of Realty Income’s Common Stock.   To the extent the Distribution Amount is treated as gain from the sale or exchange by a non-U.S. holder of its Realty Income common stock, the gain realized by such non-U.S. holder generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “United States real property holding corporation,” or USRPHC, will constitute a USRPI. Realty Income believes that it is a USRPHC. Realty Income’s common stock will not, however, constitute a USRPI so long as Realty Income is a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” a person who at all applicable times holds less than 5% of a class of stock that is “regularly traded” is treated as a United States person unless the REIT has actual knowledge that such person is not a United States person. Realty Income believes, but cannot guarantee, that it is a “domestically controlled qualified investment entity.” Because Realty Income’s common stock is (and, Realty Income anticipates, will continue to be) publicly traded, no assurance can be given that Realty Income will be a “domestically controlled qualified investment entity” at the time a non-U.S. holder is treated as selling or exchanging its Realty Income common stock with respect to the Distribution.
Even if Realty Income does not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. holder is treated as selling or exchanging its Realty Income common stock with respect to the Distribution, gain realized by such non-U.S. holder from the deemed sale or exchange would not be subject to U.S. federal income tax under FIRPTA as a sale or exchange of a USRPI if:
(1)
Realty Income’s common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the New York Stock Exchange; and

(2)
such non-U.S. holder owned, actually and constructively, 10% or less of Realty Income’s common stock throughout the shorter of the five-year period ending on the date of the Distribution or the non-U.S. holder’s holding period.

In addition, such a deemed sale or exchange of Realty Income’s common stock by qualified shareholders would be exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of Realty Income’s capital stock. Furthermore, such a deemed sale or exchange of Realty Income’s common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” would be exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.
Notwithstanding the foregoing, to the extent the Distribution Amount is treated as gain from a sale or exchange of Realty Income’s common stock and is not otherwise subject to FIRPTA, such gain will be taxable to a non-U.S. holder if either (a) the investment in Realty Income’s common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items, or (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, even if Realty Income is a domestically controlled qualified investment entity, upon disposition of Realty Income’s common stock, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of such stock within a 30-day period preceding the ex-dividend date of the Distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1), unless such stock is “regularly traded” and the non-U.S. holder did not own more than 10% of the stock at any time during the one-year period ending on the date of the distribution described in clause (1).
To the extent the Distribution Amount is treated as gain from a sale or exchange of Realty Income’s common stock and such gain is subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).
Information Reporting and Backup Withholding
U.S. Holders.   The distribution of Orion common stock in the Distribution to a U.S. holder may be subject to information reporting and backup withholding. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:
•
the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•
the holder furnishes an incorrect taxpayer identification number;

•
the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•
the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Non-U.S. Holders.   The distribution of Orion common stock in the Distribution to a non-U.S. holder generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with the distribution of Orion common stock in the Distribution to a non-U.S. holder, regardless of whether such distribution constitutes a dividend or whether any tax was actually withheld. In addition, proceeds of a sale of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a sale of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Medicare Contribution Tax on Unearned Income
Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock, subject to certain limitations. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the Distribution.
Additional Withholding on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non- U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on Realty Income’s common stock or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of Realty Income’s common stock, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on Realty Income’s common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Because Realty Income may not know the extent to which the Distribution Amount is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules Realty Income may treat the entire Distribution Amount as a dividend.
Holders should consult their tax advisors regarding the potential application of withholding under FATCA to the Distribution.
Time for Determination of the Tax Consequences of the Distribution
The tax consequences of the Distribution will be affected by a number of facts that are yet to be determined, including Realty Income’s final earnings and profits for the taxable year that includes the Distribution (including as a result of the income and gain Realty Income recognizes in connection with the Distribution and related transactions), the fair market value of Orion common shares on the date of the Distribution and the extent to which Realty Income recognizes gain on the sales of USRPIs or other capital assets. Thus, a definitive calculation of the U.S. federal income tax consequences of the Distribution will not be possible until after the end of the taxable year that includes the Distribution. Realty Income will provide its stockholders with tax information on an IRS Form 1099-DIV, informing them of the character of distributions made during the taxable year, including the Distribution.
Material U.S. Federal Income Tax Considerations Regarding Orion’s Taxation as a REIT
The following is a general summary of certain material U.S. federal income tax considerations regarding our election to be taxed as a REIT and the ownership and disposition of our common stock. For purposes of this discussion, references to “we,” “our” and “us” mean only Orion and do not include any of its subsidiaries or Realty Income, except as otherwise indicated.
Taxation of Orion
General
We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our initial taxable year ending December 31, 2021. We intend to be organized and to operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with such taxable year, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we will be organized or will be able to operate in a manner so as to qualify or remain qualified as a REIT. See “— Failure to Qualify” for potential tax consequences if we fail to qualify as a REIT.
Latham & Watkins LLP has acted as our tax counsel in connection with this information statement and our intended election to be taxed as a REIT. In connection with the Distribution, we expect to receive an opinion from Latham & Watkins LLP to the effect that, commencing with our taxable year ending December 31, 2021, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in factual certificates provided by one or more of Realty Income’s and our officers. In addition, this opinion will be based upon our factual representations set forth in this information statement. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described herein may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP has no obligation to update its opinion subsequent to the date of such opinion.
Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay U.S. federal income tax as follows:
•
First, we will be required to pay regular U.S. federal corporate income tax on any undistributed REIT taxable income, including undistributed capital gain.

•
Second, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See “— Foreclosure Property.”

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Third, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

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Fourth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

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Fifth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

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Sixth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

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Seventh, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

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Eighth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the five-year period beginning on the date on which we acquired the asset, then we generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Under applicable Treasury Regulations, any gain from the sale of property we acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Code generally is excluded from the application of this built-in gains tax.

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Ninth, our subsidiaries that are C corporations and are not qualified REIT subsidiaries, including our TRSs described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.

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Tenth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” as described below under “— Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a TRS of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined TRS service income generally represents income of a TRS that is understated as a result of services provided to us or on our behalf.

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Eleventh, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the tax basis of the stockholder in our capital stock.

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Twelfth, if we fail to comply with the requirement to send annual letters to our stockholders holding at least a certain percentage of our stock, as determined under applicable Treasury Regulations, requesting information regarding the actual ownership of our stock, and the failure is not due to reasonable cause or is due to willful neglect, we will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

We and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on our assets and operations.
Requirements for Qualification as a REIT
The Code defines a REIT as a corporation, trust or association:
(1)
that is managed by one or more trustees or directors;

(2)
that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)
that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)
that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)
that is beneficially owned by 100 or more persons;

(6)
not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)
that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.
We believe that we will be organized, will operate and will issue sufficient shares of our common stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7), inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion under the heading (see “— Restrictions on Ownership and Transfers of Stock”). These restrictions, however, may not ensure that we will, in all cases, be able to satisfy, the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, then except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “— Failure to Qualify.”
In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We will have a calendar taxable year.
Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries
In the case of a REIT that is a partner in a partnership (for purposes of this discussion, references to “partnership” include a limited liability company treated as a partnership for U.S. federal income tax purposes, and references to “partner” include a member in such a limited liability company), Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or disregarded entity for U.S. federal income tax purposes in which it owns an interest, is treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the U.S. federal income taxation of partnerships is set forth below in “— Tax Aspects of Orion LP, the Subsidiary Partnerships and the Limited Liability Companies.”
We have control of our operating partnership and intend to generally have control of any subsidiary partnerships and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in some of our partnerships. If a partnership in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or take other corrective action on a timely basis. In such a case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation (or other entity treated as a corporation for U.S. federal income tax purposes) will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a TRS as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “— Asset Tests.”
Ownership of Interests in Taxable REIT Subsidiaries
Our operating partnership currently owns an interest in one or more TRSs, and we or our operating partnership may acquire securities in additional TRSs in the future. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C corporation. A REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the TRS is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the TRS. A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset test described below. See “— Asset Tests.” Taxpayers are subject to a limitation on their ability to deduct net business interest generally equal to 30% of adjusted taxable income, subject to certain exceptions. While not certain, this provision may limit the ability of our TRSs to deduct interest, which could increase their taxable income.
Income Tests
We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property,” dividends from other REITs and, in certain circumstances, interest, or certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.
Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:
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The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property if we earned such amounts directly;

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Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space.

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Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

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Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a TRS; and

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We generally may not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a TRS (which may be wholly or partially owned by us) to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.”

We generally do not intend, and, as the general partner of our operating partnership, we do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we determine, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we generally have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value.
From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

[From time to time we may own properties or entities located outside the United States. These acquisitions could cause us to incur foreign currency gains or losses. Any foreign currency gains, to the extent attributable to specified items of qualifying income or gain, or specified qualifying assets, however, generally will not constitute gross income for purposes of the 75% and 95% gross income tests, and therefore will be excluded from these tests.]
To the extent our TRSs pay dividends or interest, our allocable share of such dividend or interest income will qualify under the 95%, but not the 75%, gross income test (except that our allocable share of such interest would also qualify under the 75% gross income test to the extent the interest is paid on a loan that is adequately secured by real property).
We will monitor the amount of the dividend and other income from each of our TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.
If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:
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following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

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our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. See “— Failure to Qualify” below. As discussed above in “— General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.
Prohibited Transaction Income
Any gain that we realize on the sale of property (other than any foreclosure property) held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As the general partner of our operating partnership, we intend to cause our operating partnership to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We do not intend, and do not intend to permit our operating partnership or its subsidiary partnerships, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a TRS, but such income will be subject to regular U.S. federal corporate income tax.
Penalty Tax
Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS of ours, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.
We do not expect to be subject to this penalty tax, although any rental or service arrangements we enter into from time to time may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on any overstated rents paid to us, or any excess deductions or understated income of our TRSs.
Asset Tests
At the close of each calendar quarter of our taxable year, we must also satisfy certain tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property or on both real property and, to a limited extent, personal property), shares (or transferable certificates of beneficial interest) in other REITs, any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years (but only for the one-year period beginning on the date the REIT receives such proceeds), debt instruments of publicly offered REITs, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.
Second, not more than 25% of the value of our total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75% asset test.
Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, our qualified REIT subsidiaries and TRSs, the value of any one issuer’s securities may not exceed 5% of the value of our total assets , and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, securities satisfying the “straight debt” safe harbor, securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code. From time to time we may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a TRS. We intend that our ownership of any such securities will be structured in a manner that allows us to comply with the asset tests described above.
Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more TRSs. Our operating partnership currently owns an interest in one or more TRSs, and we or our operating partnership may acquire securities in additional TRSs in the future. So long as each of these companies qualifies as a TRS of ours, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of the securities of such companies. We believe the aggregate value of our TRSs will not exceed 20% of the aggregate value of our gross assets. We generally do not intend to obtain independent appraisals to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.
Fifth, not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets, as described above (e.g., a debt instrument issued by a publicly offered REIT that is not secured by a mortgage on real property).

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any partnership or qualified REIT subsidiary) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership that owns such securities). For example, our indirect ownership of securities of each issuer may increase as a result of our capital contributions to, or the redemption of other partners’ interests in, a partnership in which we have an ownership interest. Also, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.
Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.
Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer (including in a TRS). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT. See “— Failure to Qualify.”
Annual Distribution Requirements
To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to the sum of:
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90% of our REIT taxable income; and

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90% of our after-tax net income, if any, from foreclosure property; minus

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the excess of the sum of certain items of non-cash income over 5% of our REIT taxable income.

For these purposes, our REIT taxable income is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.
In addition, our REIT taxable income will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, within the five-year period following our acquisition of such asset, as described above under “— General.”
Except as provided below, a taxpayer’s deduction for net business interest expense will generally be limited to 30% of its taxable income, as adjusted for certain items of income, gain, deduction or loss. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years, subject to special rules applicable to partnerships. If we or any of our subsidiary partnerships (including our operating partnership) are subject to this interest expense limitation, our REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. We believe that we or any of our subsidiary partnerships that are subject to this interest expense limitation will be eligible to make this election. If such election is made, although we or such subsidiary partnership, as applicable, would not be subject to the interest expense limitation described above, depreciation deductions may be reduced and, as a result, our REIT taxable income for a taxable year may be increased.
We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, except as provided below, the amount distributed must not be preferential — i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential dividend limitation will not apply to distributions made by us, provided we qualify as a “publicly offered REIT.” We believe that we are, and expect we will continue to be, a publicly offered REIT. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be required to pay regular U.S. federal corporate income tax on the undistributed amount. We intend to make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes us, as the general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.
We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving our cash.
Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In that case, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.
Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which U.S. federal corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.
For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.
Like-Kind Exchanges
We may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.
Tax Liabilities and Attributes Inherited in Connection with Acquisitions
From time to time, we or our operating partnership may acquire other corporations or entities and, in connection with such acquisitions, we may succeed to the historical tax attributes and liabilities of such entities. For example, if we acquire a C corporation and subsequently dispose of its assets within five years of the acquisition, we could be required to pay the built-in gain tax described above under “— General.” In addition, in order to qualify as a REIT, at the end of any taxable year, we must not have any earnings and profits accumulated in a non-REIT year. As a result, if we acquire a C corporation, we must distribute the corporation’s earnings and profits accumulated prior to the acquisition before the end of the taxable year in which we acquire the corporation. We also could be required to pay the acquired entity’s unpaid taxes even though such liabilities arose prior to the time we acquired the entity.
Moreover, we may from time to time acquire other REITs through a merger or acquisition. If any such REIT failed to qualify as a REIT for any of its taxable years, such REIT would be liable for (and we or our subsidiary, as the surviving corporation in the merger or acquisition, would be obligated to pay) regular U.S. federal corporate income tax on its taxable income for such taxable years. In addition, if such REIT was a C corporation at the time of the merger or acquisition, the tax consequences described in the preceding paragraph generally would apply. If such REIT failed to qualify as a REIT for any of its taxable years, but qualified as a REIT at the time of such merger or acquisition, and we acquired such REIT’s assets in a transaction in which our tax basis in the assets of such REIT is determined, in whole or in part, by reference to such REIT’s tax basis in such assets, we generally would be subject to tax on the built-in gain on each asset of such REIT as described above if we were to dispose of the asset in a taxable transaction during the five-year period following such REIT’s requalification as a REIT, subject to certain exceptions. Moreover, even if such REIT qualified as a REIT at all relevant times, we would similarly be liable for other unpaid taxes (if any) of such REIT (such as the 100% tax on gains from any sales treated as “prohibited transactions” as described above under “— Prohibited Transaction Income”).
Furthermore, after our acquisition of another corporation or entity, the asset and income tests will apply to all of our assets, including the assets we acquire from such corporation or entity, and to all of our income, including the income derived from the assets we acquire from such corporation or entity. As a result, the nature of the assets that we acquire from such corporation or entity and the income we derive from those assets may have an effect on our tax status as a REIT.
Foreclosure Property
The foreclosure property rules permit us (by our election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, we would be subject to the U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends we would be required to distribute to stockholders. See “— Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the REIT 75% income test.
Foreclosure property treatment is generally available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. However, foreclosure property treatment will end on the first day on which we enter into a lease of the applicable property that will give rise to income that does not qualify under the REIT 75% income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent).
Failure to Qualify
If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay regular U.S. federal corporate income tax on our taxable income. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate stockholders may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain holding period requirements and other limitations. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Unless entitled to relief under specific statutory provisions, we would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.
Tax Aspects of Orion LP, the Subsidiary Partnerships and the Limited Liability Companies
General
All of our investments will be held indirectly through our operating partnership. In addition, our operating partnership may hold certain of its investments indirectly through subsidiary partnerships and limited liability companies that we intend will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners of such partnerships are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership. We will include in our income our share of these partnership items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of the assets of its subsidiary partnerships, based on our capital interests in each such entity. See “— Taxation of Orion — Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.” A disregarded entity is not treated as a separate entity for U.S. federal income tax purposes, and all assets, liabilities and items of income, gain, loss, deduction and credit of a disregarded entity are treated as assets, liabilities and items of income, gain, loss, deduction and credit of its parent that is not a disregarded entity (e.g., our operating partnership) for all purposes under the Code, including all REIT qualification tests.
Entity Classification
Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities for U.S. federal income tax purposes. For example, an entity that would otherwise be treated as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that our operating partnership or any subsidiary partnership will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “— Taxation of Orion — Asset Tests” and “— Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “— Taxation of Orion — Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our operating partnership or a subsidiary treated as a partnership or disregarded entity to a corporation might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe our operating partnership and each of the subsidiary partnerships and limited liability companies are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes.
Allocations of Items of Income, Gain, Loss and Deduction
A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) generally will determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss of our operating partnership and any subsidiaries that are treated as partnerships for U.S. federal income tax purposes are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.
Tax Allocations With Respect to the Properties
Under Section 704(c) of the Code, items of income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
Our operating partnership may, from time to time, acquire interests in property in exchange for interests in our operating partnership. In that case, the tax basis of these property interests generally will carry over to our operating partnership, notwithstanding their different book (i.e., fair market) value. The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method we choose in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of our operating partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in clause (2) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “— Taxation of Orion — Requirements for Qualification as a REIT” and “— Annual Distribution Requirements.”
Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.
Partnership Audit Rules
The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships. Under the new rules (which are generally effective for taxable years beginning after December 31, 2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. It is possible that these rules could result in partnerships in which we directly or indirectly invest, including our operating partnership, being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Investors are urged to consult their tax advisors with respect to these rules and their potential impact on their ownership of our common stock.
Material U.S. Federal Income Tax Consequences to Holders of Our Common Stock
The following discussion is a summary of the material U.S. federal income tax consequences to U.S. holders and non-U.S. holders of owning and disposing of our common stock. The rules governing U.S. federal income taxation of holders owning and disposing of our common stock are complex. This section is only a summary of such rules. We urge holders to consult their tax advisors to determine the impact of U.S. federal, state and local income tax laws on ownership of our common stock, including any reporting requirements.
Taxation of Taxable U.S. Holders of Our Common Stock
Distributions Generally
Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. holders as ordinary income when actually or constructively received. See “— Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent described in “— Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals. For purposes of determining whether distributions to holders of our common stock are out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if any, and then to our outstanding common stock.
To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder to the extent of the U.S. holder’s adjusted tax basis in such shares of stock. This treatment will reduce the U.S. holder’s adjusted tax basis in such shares of stock by the amount of the excess of the distribution over our current and accumulated earnings and profits allocable to such stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends
Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year and may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to the holders of each class of our capital stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of our capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year. In addition, except as otherwise required by law, we will make a similar allocation with respect to any undistributed long-term capital gains which are to be included in our stockholders’ long-term capital gains, based on the allocation of the capital gain amount which would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by us to our stockholders.
Retention of Net Capital Gains
We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. holder generally would:
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include its pro rata share of our undistributed capital gain in computing its long-term capital gains in its U.S. federal income tax return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

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be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. holder’s income as long-term capital gain;

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receive a credit or refund for the amount of tax deemed paid by it;

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increase the adjusted tax basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

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in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations
Distributions we make and gain arising from the sale or exchange of our common stock by a U.S. holder will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder generally may elect to treat capital gain dividends, capital gains from the disposition of our common stock and income designated as qualified dividend income, as described in “— Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.
Dispositions of Our Common Stock
If a U.S. holder sells or disposes of shares of our common stock, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains. The deductibility of capital losses is subject to limitations.
Tax Rates
The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” generally is 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” generally is 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding period requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its TRSs) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). Capital gain dividends will only be eligible for the rates described above to the extent that they are properly designated by the REIT as “capital gain dividends.” U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. In addition, non-corporate U.S. holders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain holding period requirements and other limitations.
Taxation of Tax-Exempt Holders of Our Common Stock
Dividend income from us and gain arising upon a sale of shares of our common stock generally should not be UBTI to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.
For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.
Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our holders. However, because our common stock will be publicly traded upon completion of the Distribution (and, we anticipate, will continue to be publicly traded), we cannot guarantee that this will always be the case.
Taxation of Non-U.S. Holders of Our Common Stock
The following discussion addresses the rules governing U.S. federal income taxation of the ownership and disposition of our common stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address other federal, state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the acquisition, ownership and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally
Distributions (including any taxable stock distributions) that are neither attributable to gains from sales or exchanges by us of USRPIs nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied for a non-U.S. holder to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business generally will not be subject to withholding but will be subject to U.S. federal income tax on a net basis at the regular rates, in the same manner as dividends paid to U.S. holders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.
Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:
(1)
a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) evidencing eligibility for that reduced treaty rate; or

(2)
the non-U.S. holder furnishes an IRS Form W-8ECI (or other applicable documentation) claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.
Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests
Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:
(1)
the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

(2)
the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S.

source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Pursuant to FIRPTA, distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. We also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by us of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 21% U.S. withholding tax described above, if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends. In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.
Retention of Net Capital Gains
Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of our common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.
Sale of Our Common Stock
Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a USRPHC will constitute a USRPI. We believe that we are a USRPHC. Our common stock will not, however, constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” a person who at all applicable times holds less than 5% of a class of stock that is “regularly traded” is treated as a United States person unless the REIT has actual knowledge that such person is not a United States person. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” Because our common stock will be publicly traded upon completion of the Distribution (and, we anticipate, will continue to be publicly traded), no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”
Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells our common stock, gain realized from the sale or other taxable disposition by a non-U.S. holder of such capital stock would not be subject to U.S. federal income tax under FIRPTA as a sale of a USRPI if:

(1)
our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the [New York Stock Exchange]; and

(2)
such non-U.S. holder owned, actually and constructively, 10% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

In addition, dispositions of our common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, dispositions of our common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.
Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items, or (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our capital stock, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of such stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1), unless such stock is “regularly traded” and the non-U.S. holder did not own more than 10% of the stock at any time during the one-year period ending on the date of the distribution described in clause (1).
If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.
Information Reporting and Backup Withholding
U.S. Holders
A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on our common stock or proceeds from the sale or other taxable disposition of such stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:
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the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

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the holder furnishes an incorrect taxpayer identification number;

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the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

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the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Non-U.S. Holders
Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock to the non-U.S. holder, regardless of whether such distributions constitute a dividend or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Medicare Contribution Tax on Unearned Income
Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock, subject to certain limitations. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our common stock.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under FATCA on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of our common stock, in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their ownership of our common stock.
Other Tax Consequences
State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on the ownership and disposition of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE
General
Prior to the Distribution, there will be no market for our common stock. Therefore, future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price for shares of our common stock.
Upon completion of the Distribution, we expect to have approximately        shares of common stock outstanding. In addition, we will have shares of common stock reserved for issuance upon redemption of Orion LP units and shares of common stock reserved for issuance to directors, executive officers, employees and other individuals who provide services to us that, if and when such shares are issued, may be subject in whole or in part to vesting requirements or the lapsing of restrictions.
The shares of Orion common stock distributed to Realty Income stockholders will be freely transferable, except for shares received by persons who may be deemed to be Orion “affiliates” under the Securities Act. Persons who may be deemed to be affiliates of Orion after the Separation generally include individuals or entities that control, are controlled by or are under common control with Orion and may include directors and certain officers or principal stockholders of Orion. Orion affiliates will be permitted to sell their Orion common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.
Redemption/Exchange Rights
Pursuant to the partnership agreement of Orion LP, persons that own units in the partnership will have the right to redeem their partnership units. When a limited partner exercises this redemption right, the partnership must redeem the partnership units for cash or, at our option, unregistered common stock, on a one-for-one basis. These redemption rights generally may be exercised by the limited partners at any time after one year following the issuance of the partnership units.
If a limited partner in Orion LP redeems partnership units pursuant to the partnership agreement, the partner may receive cash or shares of our common stock in exchange for such partnership units. To the extent the partner receives cash (instead of shares of our common stock) through the exercise of these redemption rights, the partner will no longer have any interest in Orion LP or in us, as the case may be, will not benefit from any subsequent increases in the share price of our common stock and will not receive any future distributions from Orion LP or us, as the case may be (unless the partner currently owns or acquires in the future additional partnership units or shares of common stock). To the extent the limited partner receives shares of our common stock, the limited partner will become a stockholder rather than a holder of partnership units.
Please refer to “Partnership Agreement — Redemption of Partnership Interests.” Any amendment to the Partnership Agreement that would affect these redemption rights would require our consent as indirect general partner and the consent of the majority of outside limited partners, meaning all limited partners other than Orion LP.
Rule 144
Any “restricted” securities under the meaning of Rule 144 of the Securities Act may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144. In general, under Rule 144 as currently in effect, if six months have elapsed since the date of acquisition of restricted shares from us or any of our affiliates, the holder of such restricted shares can sell such shares; provided that the number of shares sold by such person within any three-month period cannot exceed the greater of 1% of the total number of shares of our common equity then outstanding or the average weekly trading volume of our common equity on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Grants Under Our Equity Compensation Plan
[It is expected that, prior to the completion of the Separation, Orion will adopt an equity compensation plan, which will be described in subsequent amendments to this information statement.]

PARTNERSHIP AGREEMENT
A summary of the material terms and provisions of the Agreement of Limited Partnership of Orion LP, which we refer to as the “partnership agreement,” is set forth below. This summary is not complete and is subject to and qualified in its entirety by reference to the applicable provisions of Maryland law and the partnership agreement. For more detail, please refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. For purposes of this section, references to “we,” “our,” “us,” “our company” and the “general partner” refer to Orion, in our capacity as the general partner of our operating partnership. See the section entitled “Where You Can Find More Information.”
General
Substantially all of our assets are held by, and substantially all of our operations are conducted through, our operating partnership, either directly or through its subsidiaries. We are the sole general partner of our operating partnership, and, as of [•], 2021, [•] common units of partnership interests in our operating partnership, or common units, were outstanding and we owned 100% of the outstanding common units, in each case[, including common units issuable upon conversion of vested performance units and vested LTIP units of our operating partnership]. Our operating partnership is also authorized to issue [a class of units of partnership interest designated as LTIP Units and] additional classes of units of partnership interest, each having the terms described below. The common units are not listed on any exchange nor are they quoted on any national market system.
Provisions in the partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our operating partnership without the concurrence of our board of directors. These provisions include, among others:
•
redemption rights of limited partners and certain assignees of common units;

•
transfer restrictions on common units and other partnership interests;

•
a requirement that we may not be removed as the general partner of our operating partnership without our consent;

•
our ability in some cases to amend the partnership agreement and to cause our operating partnership to issue preferred partnership interests in our operating partnership with terms that we may determine, in either case, without the approval or consent of any limited partner; and

•
the right of the limited partners to consent to certain transfers of our general partnership interest (whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise).

Purpose, Business and Management
Our operating partnership was formed for the purpose of conducting any business, enterprise or activity permitted by or under the Maryland Revised Uniform Limited Partnership Act, or the Act. Our operating partnership may enter into any partnership, joint venture, business trust arrangement, limited liability company or other similar arrangement and may own interests in any other entity engaged in any business permitted by or under the Act, subject to any consent rights set forth in our partnership agreement.
In general, our board of directors manages the business and affairs of our operating partnership by directing our business and affairs, in our capacity as the sole general partner of our operating partnership. Except as otherwise expressly provided in the partnership agreement and subject to the rights of holders of any class or series of partnership interest, all management powers over the business and affairs of our operating partnership are exclusively vested in us, in our capacity as the sole general partner of our operating partnership. We may not be removed as the general partner of our operating partnership, with or without cause, without our consent, which we may give or withhold in our sole and absolute discretion.

Restrictions on General Partner’s Authority
The partnership agreement prohibits us, in our capacity as general partner, from taking any action that would make it impossible to carry out the ordinary business of our operating partnership or performing any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other liability except as provided under the partnership agreement or under the Act. We generally may not, without the prior consent of the partners of our operating partnership (including us), amend, modify or terminate the partnership agreement, except for certain amendments described below that require the approval of each affected partner. We may not, in our capacity as the general partner of our operating partnership, without the consent of a majority in interest of the limited partners (excluding us and any limited partner [50%] or more of whose equity is owned, directly or indirectly, by us):
•
take any action in contravention of an express provision or limitation of the partnership agreement;

•
transfer all or any portion of our general partnership interest in our operating partnership or admit any person as a successor general partner, subject to the exceptions described in the section entitled “Partnership Agreement — Transfers of Partnership Interests — Restrictions on Transfers by the General Partner”; or

•
voluntarily withdraw as the general partner.

Without the consent of each affected limited partner or in connection with a transfer of all of our interests in our partnership in connection with a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in our outstanding stock permitted without the consent of the limited partners as described in the section entitled “Partnership Agreement — Transfers of Partnership Interests — Restrictions on Transfers by the General Partner,” or a permitted termination transaction, we may not enter into any contract, mortgage, loan or other agreement that expressly prohibits or restricts us or our operating partnership from performing our or its specific obligations in connection with a redemption of units or expressly prohibits or restricts a limited partner from exercising its redemption rights in full. In addition to any approval or consent required by any other provision of the partnership agreement, we may not, without the consent of each affected partner, amend the partnership agreement or take any other action that would:
•
convert a limited partner interest into a general partner interest (other than as a result of our acquisition of that interest);

•
adversely modify in any material respect the limited liability of a limited partner;

•
alter the rights of any partner to receive the distributions to which such partner is entitled, or alter the allocations specified in the partnership agreement, except to the extent permitted by the partnership agreement including in connection with the creation or issuance of any new class or series of partnership interest or to effect or facilitate a permitted termination transaction;

•
alter or modify the redemption rights of holders of common units (except as permitted under the partnership agreement to effect or facilitate a permitted termination transaction);

•
alter or modify the provisions governing the transfer of our general partnership interest in our operating partnership (except as permitted under the partnership agreement to effect or facilitate a permitted termination transaction);

•
remove certain provisions of the partnership agreement relating to the requirements for us to qualify as a REIT or permitting us to avoid paying tax under Section 857 or 4981 of the Code; or

•
amend the provisions of the partnership agreement requiring the consent of each affected partner before taking any of the actions described above or the related definitions specified in the partnership agreement (except as permitted under the partnership agreement to effect or facilitate a permitted termination transaction).

Additional Limited Partners
We may cause our operating partnership to issue additional units in one or more classes or series or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner.
The partnership agreement authorizes our operating partnership to issue common units, [LTIP Units, Performance Units] and preferred units, and our operating partnership may issue additional partnership interests in one or more additional classes, or one or more series of any of such classes, with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over existing units) as we may determine, in our sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, we may specify, as to any such class or series of partnership interest, the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest.
Ability to Engage in Other Businesses; Conflicts of Interest
The partnership agreement provides that we may not conduct any business other than in connection with the ownership, acquisition and disposition of partnership interests, the management of the business and affairs of our operating partnership, our operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, our operations as a REIT, the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership whether as capital contributions, loans or otherwise, as appropriate, in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures to ensure that the economic benefits and burdens of such property are otherwise vested in our operating partnership.
Distributions
Our operating partnership will distribute such amounts, at such times, as we may in our sole and absolute discretion determine:
•
first, with respect to any partnership interests that are entitled to any preference in distribution, including the preferred units, in accordance with the rights of the holders of such class(es) of partnership interest, and, within each such class, among the holders of such class pro rata in proportion to their respective percentage interests of such class; and

•
second, with respect to any partnership interests that are not entitled to any preference in distribution, including the common units [and, except as described below with respect to liquidating distributions and as may be provided in any incentive award plan or any applicable award agreement, the LTIP Units and Performance Units], in accordance with the rights of the holders of such class(es) of partnership interest, and, within each such class, among the holders of each such class, pro rata in proportion to their respective percentage interests of such class.

Exculpation and Indemnification of General Partner
The partnership agreement provides that we are not liable to our operating partnership or any partner for any action or omission taken in our capacity as general partner, for the debts or liabilities of our operating partnership or for the obligations of our operating partnership under the partnership agreement, except for liability for our fraud, willful misconduct or gross negligence, pursuant to any express indemnity we may give to our operating partnership or in connection with a redemption as described in the section entitled “Partnership Agreement — Redemption Rights of Qualifying Parties.” The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no such obligation or liability will be personally binding upon any of our directors, stockholders, officers, employees or agents.

In addition, the partnership agreement requires our operating partnership to indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, unless (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful or (iii) such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement. Our operating partnership must also pay or reimburse the reasonable expenses of any such person in advance of a final disposition of the proceeding upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking by or on behalf of the person to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership is not required to indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.
Business Combinations and Dissolution of our Operating Partnership
Subject to the limitations on the transfer of our interest in our operating partnership described in the section entitled “Partnership Agreement — Transfers of Partnership Interests — Restrictions on Transfers by the General Partner,” we generally have the exclusive power to cause our operating partnership to merge, reorganize, consolidate, sell all or substantially all of its assets or otherwise combine its assets with another entity. We may also elect to dissolve our operating partnership without the consent of any limited partner. However, in connection with the acquisition of properties from persons to whom our operating partnership issues common units or other partnership interests as part of the purchase price, in order to preserve such persons’ tax deferral, our operating partnership may contractually agree, in general, not to sell or otherwise transfer the properties for a specified period of time, or in some instances, not to sell or otherwise transfer the properties without compensating the sellers of the properties for their loss of the tax deferral.
Redemption Rights of Qualifying Parties
Beginning 14 months after first acquiring such common units, each limited partner and some assignees of limited partners will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the common units held by such limited partner or assignee in exchange for a cash amount per common unit equal to the value of one share of our common stock, determined in accordance with and subject to adjustment under the partnership agreement. Our operating partnership’s obligation to redeem common units does not arise and is not binding against our operating partnership until the sixth business day after we receive the holder’s notice of redemption or, if earlier, the day we notify the holder seeking redemption that we have declined to acquire some or all of the common units tendered for redemption.
On or before the close of business on the fifth business day after a holder of common units gives notice of redemption to us, we may, in our sole and absolute discretion but subject to the restrictions on the ownership and transfer of our stock set forth in our charter and described in the section entitled “Description of Our Capital Stock — Restrictions on Ownership and Transfer,” elect to acquire some or all of the common units tendered for redemption from the tendering party in exchange for shares of our common stock, based on an exchange ratio of one share of common stock for each common unit, subject to adjustment as provided in the partnership agreement. The partnership agreement does not require us to register, qualify or list any shares of common stock issued in exchange for common units with the SEC, with any state securities commissioner, department or agency, under the Securities Act or the Exchange Act or with any stock exchange.
Transfers of Partnership Interests Restrictions on Transfers by Limited Partners
Until the expiration of 14 months after the date on which a limited partner acquires a partnership interest, the limited partner generally may not directly or indirectly transfer all or any portion of such partnership interest without our consent, which we may give or withhold in our sole and absolute discretion, except for certain permitted transfers to certain affiliates, family members and charities, and certain pledges of partnership interests to lending institutions in connection with bona fide loans. After the expiration of such initial holding period, the limited partner will have the right to transfer all or any portion of its partnership interest without our consent to any person that is an “accredited investor,” within meaning set forth in Rule 501 promulgated under the Securities Act, upon ten business days prior notice to us, subject to the satisfaction of conditions specified in the partnership agreement, including minimum transfer requirements and our right of first refusal.
Restrictions on Transfers by the General Partner
Except as described below, any transfer of all or any portion of our interest in our operating partnership, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, must be approved by the consent of a majority in interest of the limited partners (excluding us and any limited partner [50%] or more of whose equity is owned, directly or indirectly, by us). Subject to the rights of holders of any class or series of partnership interest, we may transfer all (but not less than all) of our general partnership interest without the consent of the limited partners in connection with a permitted termination transaction, which is a merger, consolidation or other combination of our assets with another entity, a sale of all or substantially all of our assets or a reclassification, recapitalization or change in any outstanding shares of our stock or other outstanding equity interests, if:
•
in connection with such event, all of the limited partners will receive or have the right to elect to receive, for each common unit, the greatest amount of cash, securities or other property paid to a holder of one share of our common stock (subject to adjustment in accordance with the partnership agreement) in the transaction and, if a purchase, tender or exchange offer is made and accepted by holders of our common stock in connection with the event, each holder of common units receives, or has the right to elect to receive, the greatest amount of cash, securities or other property that the holder would have received if it had exercised its redemption right and received shares of our common stock in exchange for its common units immediately before the expiration of the purchase, tender or exchange offer and had accepted the purchase, tender or exchange offer; or substantially all of the assets of our operating partnership will be owned by a surviving entity (which may be our operating partnership, another limited partnership or a limited liability company) in which the limited partners of our operating partnership holding common units immediately before the event will hold a percentage interest based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving entity immediately before the event, which interest will be on terms that are at least as favorable as the terms of the common units in effect immediately before the event and as those applicable to any other limited partners or non-managing members of the surviving entity and will include a right to redeem interests in the surviving entity for the consideration described in the preceding bullet or cash on similar terms as those in effect with respect to the common units immediately before the event, or, if common equity securities of the person controlling the surviving entity are publicly traded, such common equity securities.

We may also transfer all (but not less than all) of our interest in our operating partnership to an affiliate of us without the consent of any limited partner, subject to the rights of holders of any class or series of partnership interest.
In addition, any transferee of our interest in our operating partnership must be admitted as a general partner of our operating partnership, assume, by operation of law or express agreement, all of our obligations as general partner under the partnership agreement, accept all of the terms and conditions of the partnership agreement and execute such instruments as may be necessary to effectuate the transferee’s admission as a general partner.
We may not voluntarily withdraw as the general partner of our operating partnership without the consent of a majority in interest of the limited partners (excluding us and any limited partner 50% or more of whose equity is owned, directly or indirectly, by us) other than upon the transfer of our entire interest in our operating partnership and the admission of our successor as a general partner of our operating partnership.

[LTIP Units
Our operating partnership is authorized to issue a class of units of partnership interest designated as “LTIP Units.” We may cause our operating partnership to issue LTIP Units to persons who provide services to or for the benefit of our operating partnership, for such consideration or for no consideration as we may determine to be appropriate, and we may admit such persons as limited partners of our operating partnership, without the approval or consent of any limited partner. Further, we may cause our operating partnership to issue LTIP Units in one or more classes or series, with such terms as we may determine, without the approval or consent of any limited partner. LTIP Units may be subject to vesting, forfeiture and restrictions on transfer and receipt of distributions pursuant to the terms of any applicable equity-based plan and the terms of any award agreement relating to the issuance of the LTIP Units.
Conversion Rights
Vested LTIP Units are convertible at the option of each limited partner and some assignees of limited partners (in each case, that hold vested LTIP Units) into common units, upon notice to us and our operating partnership, to the extent that the capital account balance of the LTIP unitholder with respect to all of his or her LTIP Units is at least equal to our capital account balance with respect to an equal number of common units. We may cause our operating partnership to convert vested LTIP Units eligible for conversion into an equal number of common units at any time, upon at least 10 and not more than 60 days’ notice to the holder of the LTIP Units. If we or our operating partnership is party to a transaction, including a merger, consolidation, sale of all or substantially all of our assets or other business combination, as a result of which common units are exchanged for or converted into the right, or holders of common units are otherwise entitled, to receive cash, securities or other property (or any combination thereof), we must cause our operating partnership to convert any vested LTIP Units then eligible for conversion into common units immediately before the transaction, taking into account any special allocations of income that would be made as a result of the transaction. Our operating partnership must use commercially reasonable efforts to cause each limited partner (other than a party to such a transaction or an affiliate of such a party) holding LTIP Units that will be converted into common units in such a transaction to be afforded the right to receive the same kind and amount of cash, securities and other property (or any combination thereof) for such common units that each holder of common units receives in the transaction.
Transfer
Unless an applicable equity-based plan or the terms of an award agreement specify additional restrictions on transfer of LTIP Units, LTIP Units are transferable to the same extent as common units, as described above in the section entitled “Partnership Agreement — Transfers of Partnership Interests.”
Voting Rights
Limited partners holding LTIP Units are entitled to vote together as a class with limited partners holding common units and Performance Units on all matters on which limited partners holding common units are entitled to vote or consent, and may cast one vote for each LTIP Unit so held.
Adjustment of LTIP Units
If our operating partnership takes certain actions, including making a distribution of units on all outstanding common units, combining or subdividing the outstanding common units into a different number of common units or reclassifying the outstanding common units, we must adjust the number of outstanding LTIP Units or subdivide or combine outstanding LTIP Units to maintain a one-for-one conversion ratio and economic equivalence between common units and LTIP Units.]
[Performance Units
Our operating partnership is authorized to issue a class of units of partnership interest designated as “Performance Units.” We may cause our operating partnership to issue Performance Units to persons who provide services to or for the benefit of our operating partnership, for such consideration or for no consideration as we may determine to be appropriate, and we may admit such persons as limited partners of our operating partnership, without the approval or consent of any limited partner. Further, we may cause our operating partnership to issue Performance Units in one or more classes or series, with such terms as we may determine, without the approval or consent of any limited partner. Performance Units may be subject to vesting, forfeiture and restrictions on transfer and receipt of distributions pursuant to the terms of any applicable equity-based plan and the terms of any award agreement relating to the issuance of the Performance Units.
Conversion Rights
Vested Performance Units are convertible at the option of each limited partner and some assignees of limited partners (in each case, that hold vested Performance Units) into common units, upon notice to us and our operating partnership, to the extent that the capital account balance of the Performance Unit unitholder with respect to all of his or her Performance Units is at least equal to our capital account balance with respect to an equal number of common units. We may cause our operating partnership to convert vested Performance Units eligible for conversion into an equal number of common units at any time, upon at least [10] and not more than [60 days’] notice to the holder of the Performance Units. If we or our operating partnership is party to a transaction, including a merger, consolidation, sale of all or substantially all of our assets or other business combination, as a result of which common units are exchanged for or converted into the right, or holders of common units are otherwise entitled, to receive cash, securities or other property (or any combination thereof), we must cause our operating partnership to convert any vested Performance Units then eligible for conversion into common units immediately before the transaction, taking into account any special allocations of income that would be made as a result of the transaction. Our operating partnership must use commercially reasonable efforts to cause each limited partner (other than a party to such a transaction or an affiliate of such a party) holding Performance Units that will be converted into common units in such a transaction to be afforded the right to receive the same kind and amount of cash, securities and other property (or any combination thereof) for such common units that each holder of common units receives in the transaction.
Transfer
Unless an applicable equity-based plan or the terms of an award agreement specify additional restrictions on transfer of Performance Units, Performance Units are transferable to the same extent as common units, as described above in the section entitled “Partnership Agreement — Transfers of Partnership Interests.”
Voting Rights
Limited partners holding Performance Units are entitled to vote together as a class with limited partners holding common units and LTIP Units on all matters on which limited partners holding common units are entitled to vote or consent, and may cast one vote for each Performance Unit so held.
Adjustment of Performance Units
If our operating partnership takes certain actions, including making a distribution of units on all outstanding common units, combining or subdividing the outstanding common units into a different number of common units or reclassifying the outstanding common units, we must adjust the number of outstanding Performance Units or subdivide or combine outstanding Performance Units to maintain a one-for-one conversion ratio and economic equivalence between common units and Performance Units.]
Preferred Units
Our operating partnership is authorized to issue preferred units. As of [July 1, 2021], there are no preferred units issued and outstanding, and we owned 100% of the outstanding preferred units. Preferred units rank senior to the common units, [LTIP Units and Performance Units]. Holders of preferred units are entitled to receive preferential cash distributions in an amount to be fixed at the time of issuance of such units. Holders of preferred units are also entitled to receive a liquidation preference in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our operating partnership that are substantially similar to those of the preferred stock (but, in the case of distributions upon the liquidation, dissolution or winding up of the affairs of our operating partnership, only to the extent consistent with a liquidation in accordance with positive capital account balances). Preferred units are also subject to redemption by our operating partnership in connection with our reacquisition of shares of preferred stock. See the section entitled “Description of Capital Stock — Preferred Stock.” The preferred units are not listed on any exchange nor are they quoted on any national market system.
Conversion Rights
Preferred units will be converted into common units in the event of a conversion of preferred stock, at the option of holders of shares of preferred stock pursuant to the articles supplementary designating the terms of the preferred stock, as described above in the section entitled “Description of Our Capital Stock — Preferred Stock.”
Transfer
Preferred units are transferrable to the same extent as common units, as described above in the section entitled “Partnership Agreement — Transfers of Partnership Interests — Restrictions on Transfers by the General Partner.”
Voting Rights
The general partner will not have any voting or consent rights in respect of its partnership interest represented by the preferred units.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC with respect to the Orion common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Orion and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.
As a result of the Distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.
We plan to make available, free of charge, on Orion’s Internet site its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after it electronically files or furnishes such materials to the SEC.
You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

ORION OFFICE REIT
INDEX TO FINANCIAL STATEMENTS
ORION OFFICE REIT
REALTY INCOME OFFICE ASSETS
VEREIT OFFICE ASSETS

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Realty Income Corporation:
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Orion Office REIT Inc. (the Company) as of July 15, 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 15, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
We have served as the Company’s auditor since 2021.
San Diego, California
July 19, 2021

Orion Office REIT Inc.
Balance Sheet
July 15, 2021
(Amounts in thousands, except share and per share data)
ASSETS
Cash	$1
Total Assets	$1
LIABILITIES AND STOCKHOLDER’S EQUITY
Stockholder’s equity:
Common Stock, $0.01 par value, 100,000 shares authorized; 100,000 shares issued and outstanding	$1
Additional paid-in capital	—
Total stockholder’s equity	$1
See accompanying notes to the balance sheet.

Orion Office REIT Inc.
Notes to Balance Sheet
July 15, 2021
1.   Organization and Description of Business
Orion Office REIT Inc. (“the Company”) was incorporated in the state of Maryland on July 1, 2021. The Company is an indirectly wholly owned subsidiary of Realty Income Corporation (“Realty Income”) formed in contemplation of a spin-off transaction in which Realty Income plans to distribute all the outstanding voting shares of common stock in the Company to Realty Income’s stockholders.
On April 29, 2021, Realty Income entered into an Agreement and Plan of Merger, or the Merger Agreement, with VEREIT, Inc., or VEREIT, its operating partnership, VEREIT Operating Partnership, L.P., or VEREIT OP, and two newly formed wholly owned subsidiaries of Realty Income. Following the closing of the Merger, pursuant to the terms and conditions of the Merger Agreement, Realty Income and VEREIT intend to contribute certain of their office properties to Orion Real Estate Inc.
Realty Income and VEREIT are both considered accounting predecessors of the Company.
2.   Summary of Significant Accounting Policies
The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) as set forth within the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”).
Statements of operations, equity and cash flows have not been prepared as no material substantive transactions have taken place aside from the initial capitalization on July 15, 2021. The company has been capitalized with the issuance of 100,000 shares of common stock ($.01 par value per share) for a total of $1,000.
Offering Costs
In connection with the spin-off transaction, affiliates of the Company have incurred or will incur legal, accounting and related costs, which will be reimbursed by the Company upon consummation of the spin-off transaction. Such costs will be deferred and will be recorded as a reduction of capital related to the initial capital contribution from Realty Income upon the transfer of assets to the Company.
Organizational Costs
Organizational costs are expensed as incurred. Such costs are comprised of the legal and professional fees associated with the Company.
3.   Subsequent Events
In preparing the financial statement, the Company has evaluated the potential occurrence of subsequent events through July 19, 2021, the date which the financial statement was issued. No significant subsequent events have occurred.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Realty Income Corporation:
Opinion on the Combined Financial Statements
We have audited the accompanying combined balance sheets of Realty Income Office Assets (the Company) as of December 31, 2020 and 2019, the related combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 3 to the combined financial statements, the Company changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2021.
San Diego, California
July 19, 2021

REALTY INCOME OFFICE ASSETS
COMBINED BALANCE SHEETS
December 31, 2020 and 2019
(in thousands)
	2020	2019
ASSETS
Real estate held for investment, at cost
Land	$71,191	$71,191
Buildings and improvements	562,828	588,250
Total real estate held for investment, at cost	634,019	659,441
Less accumulated depreciation and amortization	(136,143)	(125,311)
Real estate held for investment, net	497,876	534,130
Accounts receivable	8,078	9,168
Lease intangible assets, net	28,680	37,381
Other assets, net	11,797	11,523
Total Assets	$546,431	$592,202
LIABILITIES AND EQUITY
Accounts payable and accrued expenses	$848	$921
Lease intangible liabilities, net	7,221	8,868
Other liabilities	4,192	4,266
Mortgages payable, net	37,052	70,141
Total liabilities	$49,313	$84,196
Equity	$497,118	$508,006
Total liabilities and equity	$546,431	$592,202
The accompanying notes to combined financial statements are an integral part of these statements.

REALTY INCOME OFFICE ASSETS
COMBINED STATEMENTS OF OPERATIONS
Years Ended December 31, 2020, 2019 and 2018
(in thousands)
	2020	2019	2018
REVENUE
Rental revenue (including reimbursable)	$53,474	$53,465	$54,664
EXPENSES
Depreciation and amortization	25,950	26,923	28,034
Property (including reimbursable)	5,770	5,898	5,385
Interest	2,931	3,316	3,367
General and administrative	2,051	2,044	3,115
Provisions for impairment	18,671	—	—
TOTAL EXPENSES	55,373	38,181	39,901
TOTAL NET (LOSS) INCOME	$(1,899)	$15,284	$14,763
The accompanying notes to combined financial statements are an integral part of these statements.

REALTY INCOME OFFICE ASSETS
COMBINED STATEMENTS OF EQUITY
Years Ended December 31, 2020, 2019 and 2018
(dollars in thousands)
Equity
Balance, December 31, 2017	$564,163
Net income	14,763
Distributions to Realty Income Corporation, net	(48,469)
Balance, December 31, 2018	$530,457
Net income	15,284
Distributions to Realty Income Corporation, net	(37,735)
Balance, December 31, 2019	$508,006
Net loss	(1,899)
Distributions to Realty Income Corporation, net	(8,989)
Balance, December 31, 2020	$497,118
The accompanying notes to combined financial statements are an integral part of these statements.

REALTY INCOME OFFICE ASSETS
COMBINED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020, 2019 and 2018
(dollars in thousands)
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(1,899)	$15,284	$14,763
Adjustments to net (loss) income:
Depreciation and amortization	25,950	26,923	28,034
Non-cash revenue adjustments	(406)	(792)	(920)
Amortization of net premiums on mortgages payable	(411)	(435)	(435)
Provisions for impairment on real estate	18,671	—	—
Change in assets and liabilities
Accounts receivable and other assets	613	(280)	(34)
Accounts payable, accrued expenses and other liabilities	(191)	(706)	600
Net cash provided by operating activities	42,327	39,994	42,008
Cash flows used in investing activities – additions to PP&E	(464)	(536)	(2,390)
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to Realty Income Corporation, net	(8,989)	(37,621)	(48,643)
Principal payments on mortgages payable	(32,678)	(968)	(916)
Net cash used in financing activities	(41,667)	(38,589)	(49,559)
Net increase (decrease) in restricted cash	196	869	(9,941)
Restricted cash, beginning of year	3,719	2,850	12,791
Restricted cash, end of year	$3,915	$3,719	$2,850
For supplemental disclosures, see note 10.
The accompanying notes to combined financial statements are an integral part of these statements.

REALTY INCOME OFFICE ASSETS
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2020, 2019, and 2018
1.
Organization

On April 29, 2021, Realty Income Corporation, entered into an Agreement and Plan of Merger, or the Merger Agreement, with VEREIT, Inc., or VEREIT, its operating partnership, VEREIT Operating Partnership, L.P., or VEREIT OP, and two newly formed wholly owned subsidiaries of Realty Income Corporation. Pursuant to the terms of the Merger Agreement, which is subject to shareholder approval, (i) one of the newly formed subsidiaries of Realty Income Corporation will merge with and into VEREIT OP, with VEREIT OP as the surviving entity, and (ii) immediately thereafter, VEREIT will merge with and into the other newly formed subsidiary of Realty Income Corporation, with Realty Income Corporation’s subsidiary as the surviving corporation. These transactions, collectively, are referred to as the Mergers.
In connection with the Mergers, Realty Income Corporation and VEREIT intend to contribute some or all of their office real properties to a newly formed, wholly owned subsidiary of Realty Income Corporation, which is referred to as Orion, and following the Mergers, distribute the outstanding voting shares of common stock in Orion to the combined shareholders on a pro rata basis, which is referred to as the Spin-Off. Following the consummation of the Spin-Off, Realty Income Corporation and VEREIT intend for Orion to operate as a separate, publicly-traded Real Estate Investment Trust (REIT), which is comprised of Realty Income Office Assets and VEREIT Office Assets. Realty Income Office Assets includes the combined accounts related to the office properties of Realty Income Corporation, currently operated by subsidiaries of Realty Income Corporation and contain certain corporate costs. VEREIT Office Properties includes the combined accounts related to the office properties of VEREIT, currently operated through subsidiaries of VEREIT, and contain certain corporate costs. Subject to the terms and conditions of the Merger Agreement, Realty Income Corporation and VEREIT may also seek to sell some or all of the Orion Business in connection with the closing of the Mergers.
Realty Income Office Assets owns 40 properties, located in 19 U.S. states, containing approximately 3.0 million leasable square feet. As of December 31, 2020, Realty Income Office Assets has not conducted any business as a separate company and has no other material assets or liabilities. On March 11, 2020, the World Health Organization announced that a new strain of coronavirus (“COVID-19”) was reported worldwide, resulting in COVID-19 being declared a pandemic, and on March 13, 2020 the U.S. President announced a National Emergency relating to the disease. There has been a widespread infection in the United States and abroad, with national, state and local authorities imposing social distancing, quarantine and self-isolation measures. The outbreak has had a continued adverse impact on economic and market conditions and triggered a period of global economic slowdown.
2.
Basis of Presentation and Combination

The accompanying combined financial statements include the accounts of Realty Income Office Assets presented on a combined basis as the ownership interests are currently under common control and ownership of Realty Income Corporation. All intercompany balances and transactions have been eliminated.
These combined financial statements were derived from the books and records of Realty Income Corporation and were carved out from Realty Income Corporation at a carrying value reflective of such historical cost in such Realty Income Corporation records. Realty Income Office Assets’ historical financial results reflect charges for certain corporate costs and, we believe such charges are reasonable. Costs of the services that were charged to Realty Income Office Assets were based on actual costs incurred, except for General and administrative expenses which were allocated as a proportion of costs estimated to be applicable to this entity based on Realty Income Office Assets pro rata share of Realty Income Corporation’s total rental revenue. The expenses allocated for the years ended December 31, 2020, 2019 and 2018, were $2.1 million, $2.0 million and $3.1 million respectively. The historical combined financial information presented may therefore not be indicative of the results of operations, financial position or cash flows that would have been obtained if there had been an independent, stand-alone public company during the periods presented or of our future performance as an independent, stand-alone company.

3.
Summary of Significant Accounting Policies and Procedures and Newly Adopted Accounting Standards

Federal Income Taxes.   Realty Income Office Assets is currently owned by Realty Income Corporation, a Maryland corporation which has elected to be taxed as a REIT, under the Internal Revenue Code of 1986, as amended. Under the REIT operating structure, Realty Income Corporation is permitted to deduct dividends paid to its stockholders in determining its taxable income. Assuming Realty Income Corporation’s dividends equal or exceed its taxable net income, it is generally not required to pay federal corporate income taxes on such income. Accordingly, no provision has been made for federal income taxes in the accompanying combined financial statements of Realty Income Office Assets.
Earnings and profits that determine the taxability of distributions to stockholders differ from net income reported for financial reporting purposes due to differences in the estimated useful lives and methods used to compute depreciation and the carrying value (basis) of the investments in properties for tax purposes, among other things.
Realty Income Corporation regularly analyzes its various federal and state filing positions and only recognizes the income tax effect in its financial statements when certain criteria regarding uncertain income tax positions have been met. Realty Income Corporation believes that its income tax positions would more likely than not be sustained upon examination by all relevant taxing authorities. Therefore, no provisions for uncertain income tax positions have been recorded in its financial statements.
As a REIT, Realty Income Corporation generally is required to distribute dividends to its stockholders aggregating annually at least 90% of its taxable income (excluding net capital gains), and it is subject to income tax to the extent it distributes less than 100% of its taxable income (including net capital gains). If Realty Income Corporation fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income taxes at regular corporate rates and may not be able to qualify as a REIT for four subsequent taxable years. Even if Realty Income Corporation qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and to U.S. federal income taxes on its undistributed taxable income.
The properties in the combined financial statements of Realty Income Office Assets are owned directly or indirectly by limited partnerships or limited liability companies of Realty Income Corporation and, as a result, the allocated share of income for each period are included in the consolidated income tax return of Realty Income Corporation.
Lease Revenue Recognition and Accounts Receivable.   All of Realty Income Office Assets’ leases are accounted for as operating leases. Under this method, leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term. Any rental revenue contingent upon our clients’ sales is recognized only after our clients’ exceed their sales breakpoints. Rental increases based upon changes in the consumer price indices are recognized only after the changes in the indices have occurred and are then applied according to the lease agreements. Contractually obligated rental revenue from clients for recoverable real estate taxes and operating expenses are included in contractually obligated reimbursements by clients, a component of rental revenue, in the period when such costs are incurred. Taxes and operating expenses paid directly by clients are recorded on a net basis.
Realty Income Office Assets must continue to assess the probability of collecting substantially all the lease payments to which it is entitled under the original lease contract as required under Accounting Standards Codification (ASC) Topic 842, Leases. If a company concludes collection of substantially all lease payments under a lease is less than probable, rental revenue recognized for that lease is limited to cash received going forward, existing operating lease receivables must be written off as an adjustment to rental revenue, and no further operating lease receivables are recorded for that lease until such future determination is made that substantially all lease payments under that lease are now considered probable.
The COVID-19 pandemic and the measures taken to limit its spread are negatively impacting the economy across many industries, including the industries in which some clients operate. These impacts may continue and increase in severity as the duration or extent of the pandemic increases. As a result, Realty Income Office Assets closely monitors the collectability of accounts receivable and continue to evaluate the potential impacts of the COVID-19 pandemic and the measures taken to limit its spread on the business and industry segments as the situation continues to evolve and more information becomes available. No rent concessions were granted and no lease modifications were entered into during the year ended December 31, 2020, as a result of the COVID-19 pandemic; therefore, lease revenue continues to be recognized in accordance with the lease contracts in effect. As rent collections were unaffected by the COVID-19 pandemic for the years ended December 31, 2019 and 2018, there was no impact for those periods as well.
As of December 31, 2020, we do not have any client specific information that would change our assessment that collection of substantially all of the future lease payments under existing leases is probable. However, since the conversations regarding rent collections for clients affected by the COVID-19 pandemic are ongoing and Realty Income Office Assets does not currently know the types of future concessions, if any, that will ultimately be granted, there may be impacts in future periods that could change this assessment as the situation continues to evolve and as more information becomes available
Cash, Cash Equivalents and Restricted Cash.   Realty Income Office Assets has a cash management agreement with Realty Income Corporation. As a result, all receipts and payments for these properties are handled by Realty Income Corporation and the net cash activity is reflected as a net distribution to Realty Income Corporation, with no unrestricted cash presented for these assets. Restricted cash includes impounds and security deposits related to mortgages payable.
Allocation of the Purchase Price of Real Estate Acquisitions.   The acquisitions qualify as asset acquisitions and the transaction costs associated with those acquisitions are capitalized. When acquiring a property for investment purposes, the cost of real estate acquired is typically allocated, inclusive of transaction costs, to: (1) land, (2) building and improvements, and (3) identified intangible assets and liabilities, based in each case on their relative estimated fair values. Intangible assets and liabilities consist of above-market or below-market lease value of in-place leases and the value of in-place leases, as applicable. In an acquisition of multiple properties, the purchase price must be allocated among the properties. The allocation of the purchase price is based on an assessment of estimated fair values of the land, building and improvements, and identified intangible assets and liabilities, and is often based upon various characteristics of the market where the property is located. In addition, any assumed mortgages are recorded at their estimated fair values. The estimated fair values of our mortgages payable have been calculated by discounting the future cash flows using applicable interest rates that have been adjusted for factors, such as industry type, client investment grade, maturity date, and comparable borrowings for similar assets. The use of different assumptions in the allocation of the purchase price of the acquired properties and liabilities assumed could affect the timing of recognition of the related revenue and expenses.
The values of the above-market and below-market leases are amortized over the term of the respective leases, including any bargain renewal options, as an adjustment to rental revenue on the combined statements of operations. The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is amortized to depreciation and amortization expense over the remaining periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are recorded to revenue or expense as appropriate.
Depreciation and Amortization.   Land, buildings and improvements are recorded and stated at cost. Major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.
Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:
Buildings	25 to 35 years
Building improvements	4 to 35 years
Equipment	5 to 25 years
Lease commissions and property improvements to accommodate the client’s use	The shorter of the term of the related lease or useful life
Acquired in-place leases	Remaining terms of the respective leases
Amortization of Leasing Costs.   Leasing costs paid to third parties are deferred and amortized using the straight-line method over the term of the respective lease.

Provisions for Impairment.   Realty Income Office Assets reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If estimated future operating cash flows (undiscounted and without interest charges) plus estimated disposition proceeds (undiscounted) are less than the current book value of the property, a fair value analysis is performed and, to the extent the estimated fair value is less than the current book value, a provision for impairment is recorded to reduce the book value to estimated fair value. Key assumptions utilized in this analysis include projected rental rates, estimated holding periods, capital expenditures and property sales capitalization rates. If a property is classified as held for sale, it is carried at the lower of carrying cost or estimated fair value, less estimated cost to sell, and depreciation of the property ceases.
If a property was previously reclassified as held for sale, but the applicable criteria for this classification are no longer met, the property is reclassified to real estate held for investment. A property that is reclassified to held for investment is measured and recorded at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held for investment, or (ii) the fair value at the date of the subsequent decision not to sell. There were no properties classified as held for sale at December 31, 2020 and 2019.
Use of Estimates.   The combined financial statements were prepared in conformity with U.S. generally accepted accounting principles, or GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Newly Issued Accounting Standards.   In March 2020, the FASB issued ASU 2020-04 establishing Topic 848, Reference Rate Reform. ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance is optional and is effective between March 12, 2020 and December 31, 2022. The guidance may be elected over time as reference rate reform activities occur. Realty Income Office Assets is currently evaluating the impact that the expected market transition from LIBOR to alternative references rates will have on the financial statements as well as the applicability of the aforementioned expedients and exceptions provided in ASU 2020-04.
Recently Adopted Accounting Standards.   In February 2016, the FASB issued ASU 2016-02 (Topic 842, Leases), which replaced Topic 840, Leases. Under this amended topic, the accounting applied by a lessor is largely unchanged from that applied under Topic 840, Leases. All of Realty Income Office Assets’ leases remain classified as operating leases, and Realty Income Office Assets continues to recognize lease income on a generally straight-line basis over the lease term. Although primarily a lessor, Realty Income Office Assets is also a lessee under several ground lease arrangements. We adopted Topic 842, Leases, effective as of January 1, 2019, using the effective date method, and elected the practical expedients available for implementation under the standard for all classes of underlying assets. As a result, lease obligations for ground leases designated as operating and financing leases are recognized with corresponding right of use assets and liabilities (see note 4). Additionally, as a result of the adoption of this standard, contractually obligated reimbursements by our clients and property expenses are presented on a gross basis as both contractually obligated reimbursements by our clients included in rental revenue, and as a reimbursable expense included in property expenses, respectively, on our combined statements of operations. Property taxes and insurance paid directly by the lessee to a third party continue to be presented on a net basis. These presentation changes had no impact on our results of operations. As a result, there was no restatement of prior issued financial statements and, similarly, no cumulative effect adjustment to opening equity.

4.
Supplemental Detail for Certain Components of Combined Balance Sheets (dollars in thousands):

A. Accounts Receivable consist of the following at:	December 31, 2020	December 31, 2019
Straight-line rent receivables	$7,043	$7,421
Rent receivables	670	844
Property tax receivables	365	903
	$8,078	$9,168
B. Lease intangible assets, net, consist of the following at:	December 31, 2020	December 31, 2019
In-place leases	$97,433	$103,559
Accumulated amortization of in-place leases	(71,633)	(69,857)
Above-market leases	10,046	10,046
Accumulated amortization of above-market leases	(7,166)	(6,367)
	$28,680	$37,381
C. Other assets, net, consist of the following at:	December 31, 2020	December 31, 2019
Right of use asset – financing leases	$5,573	$5,573
Impounds and security deposits related to mortgages payable (restricted cash)	3,915	3,719
Right of use asset – operating leases, net	2,057	2,077
Prepaid expenses	252	154
	$11,797	$11,523
D. Lease intangible liabilities, net, consist of the following at:	December 31, 2020	December 31, 2019
Below-market leases	$20,703	$20,839
Accumulated amortization of below-market leases	(13,482)	(11,971)
	$7,221	$8,868

5.
Investments in Real Estate

We acquire land, buildings and improvements necessary for the successful operations of our commercial clients.
A.   Acquisitions during 2020 and 2019
There were no acquisitions for the years ended December 31, 2020 and 2019.
B.   Properties with Existing Leases
The value of the in-place and above-market leases is recorded to lease intangible assets, net on the combined balance sheets, and the value of the below-market leases is recorded to lease intangible liabilities, net on the combined balance sheets.
The values of the in-place leases are amortized as depreciation and amortization expense. The amounts amortized to expense for all in-place leases for 2020, 2019, and 2018 were $7.9 million, $8.7 million, and $10.1 million, respectively.
The values of the above-market and below-market leases are amortized over the term of the respective leases, including any bargain renewal options, as an adjustment to rental revenue on the combined statements of operations. The amounts amortized as a net increase to rental revenue for capitalized above-market and below-market leases for 2020, 2019, and 2018 were $849,000, $929,000, and $868,000, respectively. If a lease was to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be recorded to revenue or expense, as appropriate.

The following table presents the estimated impact during the next five years and thereafter related to the amortization of the above-market and below-market lease intangibles and the amortization of the in-place lease intangibles at December 31, 2020 (in thousands):
	Net increase to rental revenue	Increase to amortization expense
2021	$1,005	$6,258
2022	1,016	5,470
2023	851	3,944
2024	683	2,604
2025	107	1,759
Thereafter	679	5,765
Totals	$4,341	$25,800

6.
Mortgages Payable

During 2020, Realty Income Corporation made $32.7 million in principal payments, including the repayment of three mortgages in full for $31.8 million on behalf of Realty Income Office Assets. During 2019, Realty Income Corporation made $968,000 in principal payments on behalf of Realty Income Office Assets. These repayments by Realty Income are presented as a reduction to Distributions to Realty Income Corporation, net on the combined statements of cash flows. No mortgages were assumed during 2019 or 2020. Assumed mortgages are secured by the properties on which the debt was placed and are considered non-recourse debt with limited customary exceptions for items such as solvency, bankruptcy, misrepresentation, fraud, misapplication of payments, environmental liabilities, failure to pay taxes, insurance premiums, liens on the property, violations of the single purpose entity requirements, and uninsured losses.
The mortgages for Realty Income Office Assets contain customary covenants, such as limiting the ability to further mortgage each applicable property or to discontinue insurance coverage without the prior consent of the lender. At December 31, 2020, Realty Income Office Assets was in compliance with these covenants.
The following summarizes our mortgages payable as of December 31, 2020 and 2019, respectively (dollars in thousands):
			December 31,
Office Properties	Fixed Rate	Maturity Date	2020	2019
Tucson, AZ(1)	5.4%	7/1/2021	$14,040	$14,273
Columbus, OH	5.6%	6/1/2032	12,811	13,270
East Windsor, NJ(2)	4.9%	6/1/2022	9,625	9,625
Mount Pleasant, SC	5.6%	12/6/2020	—	13,800
Buffalo Grove, IL	5.1%	10/1/2020	—	9,608
East Syracuse, NY	5.2%	7/31/2020	—	8,578
Remaining principal balance			36,476	69,154
Unamortized premium, net			576	987
Total mortgages payable, net			$37,052	$70,141

(1)
In April 2021, we repaid one mortgage in full for $14.0 million related to our property in Tucson, AZ. For subsequent events, see note 13.

(2)
We intend to repay the mortgage related to our East Windsor, NJ property in full at maturity.

The aggregate annual maturities of mortgage notes payable at December 31, 2020 are as follows (dollars in thousands):

Year of Maturity	Amount
2021	$14,040
2022	9,625
Thereafter	12,811
Total principal maturities	36,476
Unamortized premium, net	576
Total mortgages payable, net	$37,052

7.
Financial Instruments and Fair Value Measurements

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The disclosure for assets and liabilities measured at fair value requires allocation to a three-level valuation hierarchy. This valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Categorization within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Realty Income Office Assets believes that the carrying values reflected in the balance sheet reasonably approximate the fair values for accounts receivable, escrow deposits and all other liabilities, due to their short-term nature or interest rates and terms that are consistent with market, except for the mortgages payable assumed in connection with acquisitions, which are disclosed as follows (dollars in thousands):
At December 31, 2020	Carrying value	Estimated fair value
Mortgages payable assumed in connection with acquisitions(1)	$36,476	$37,095
At December 31, 2019	Carrying value	Estimated fair value
Mortgages payable assumed in connection with acquisitions (1)	$69,154	$72,135

(1)
Excludes non-cash net premiums recorded on the mortgages payable. The unamortized balance of these net premiums is $576,000 at December 31, 2020, and $987,000 at December 31, 2019.

The estimated fair values of the mortgages payable assumed in connection with acquisitions have been calculated by discounting the future cash flows using an interest rate based upon the relevant forward interest rate curve, plus an applicable credit-adjusted spread. Because this methodology includes unobservable inputs that reflect internal assumptions and calculations, the measurement of estimated fair values related to the mortgages payable is categorized as level three on the three-level valuation hierarchy.
8.
Operating Leases

A.
At December 31, 2020, Realty Income Office Assets owned 40 single-client office properties in the U.S. At December 31, 2020, two properties were available for lease.

Substantially all leases are net leases where clients pay or reimburse for property taxes and assessments, maintain the interior and exterior of the building and leased premises, and carry insurance coverage for public liability, property damage, fire and extended coverage.
At December 31, 2020, minimum future annual rents to be received on the operating leases for the next five years and thereafter are as follows (dollars in thousands):
2021	$45,582
2022	40,042
2023	30,546
2024	21,438
2025	16,236
Thereafter	52,485
Totals	$206,329

B.
Major Clients — Three clients’ rental revenue individually represented 17.2%, 12.3% and 11.2% of our total revenue for the year ended December 31, 2020.

Three clients’ rental revenue individually represented 15.7%, 13.0% and 10.2% of our total revenue for the year ended December 31, 2019.
Two client’s rental revenue represented 14.4% and 14.0% of our total revenue for the year ended December 31, 2018.
If the clients with rental revenue representing more than 10% of our total revenue early terminate or become insolvent, and Realty Income Office Assets is unable to re-lease the properties at terms that are advantageous, there may be adverse impacts to the combined financial statements.
9.
Impairments

During 2020, we identified the impact of the COVID-19 pandemic as an impairment triggering event. After considering the key assumptions noted above, we did not identify any carrying values of properties impacted by the COVID-19 pandemic for the year ended December 31, 2020.
During 2020, Realty Income Office Assets analyzed a unique triggering event related to one office property in the Other Manufacturing industry that had a near term lease expiration, combined with a mortgage obligation. The estimated future undiscounted cash flows of this property indicated that carrying amounts were not expected to be recovered, and after estimating the fair value, a provision for impairment of $18,671,000 was recorded for the year ended December 31, 2020. The fair value measurement for this property was determined by applying a $90 per square foot sales price based on market comparable sales provided by a third party. This input is categorized as level two on the three-level valuation hierarchy. There were no provisions for impairment recorded during the years ended December 31, 2019 and 2018.
10.
Supplemental Disclosures of Cash Flow Information

Cash paid for interest was $3,479,000 in 2020, $3,755,000 in 2019 and $3,806,000 in 2018. The following non-cash activities are included in the accompanying combined financial statements:
As a result of the adoption of Accounting Standards Codifications Topic 842, Leases, on January 1, 2019, we recorded $1.1 million of lease liabilities and related right of use assets as lessee under operating leases.
Per the requirements of ASU 2016-18 (Topic 230, Statement of Cash Flows) the following table provides a reconciliation of cash and cash equivalents reported within the combined balance sheets to the total of the cash, cash equivalents and restricted cash reported within the combined statements of cash flows (dollars in thousands):
	December 31, 2020	December 31, 2019
Security deposits related to mortgages payable(1)	$531	$531
Impounds related to mortgages payable(1)	3,384	3,188
Total restricted cash shown in the combined statements of cash flows	$3,915	$3,719

(1)
Included within other assets, net on the combined balance sheets (see note 4). These amounts consist of cash that we are legally entitled to, but that is not immediately available to us. As a result, these amounts were considered restricted as of the dates presented.

11.
Segment Information

Realty Income Office Assets evaluates performance and makes resource allocation decisions on an industry-by-industry basis. For financial reporting purposes, clients are organized into 12 activity segments. All properties are incorporated into one of the applicable segments. All segments listed below are located within the U.S. Because substantially all leases require clients to pay or reimburse for operating expenses, rental revenue is the only component of segment profit and loss measured.

The following tables set forth certain information regarding the properties owned by Realty Income Office Assets, classified according to the business of the respective clients (dollars in thousands):
Assets, as of December 31:	2020	2019
Segment net real estate:
Aerospace	$15,406	$15,967
Diversified Industrial	28,465	29,332
Drug Stores	71,787	73,578
Financial Services	56,077	58,152
Food Processing	12,133	12,686
General Merchandise	19,999	20,593
Government Services	94,960	98,230
Health Care	75,795	78,630
Insurance	4,844	5,098
Other Manufacturing	21,337	41,091
Telecommunications	37,427	39,197
Transportation Services	59,646	61,576
Total segment net real estate	497,876	534,130
Intangible assets:
Aerospace	2,348	2,556
Diversified Industrial	2,344	3,034
Financial Services	2,166	2,798
Food Processing	1,658	2,203
General Merchandise	3,701	4,692
Government Services	5,452	7,132
Health Care	3,666	4,037
Insurance	199	321
Other Manufacturing	1,889	2,919
Telecommunications	1,794	3,416
Transportation Services	3,463	4,273
Other corporate assets	18,798	19,659
Total assets	$545,354	$591,170
Revenue for the years ended December 31,	2020	2019	2018
Segment rental revenue:
Aerospace	$2,161	$2,157	$2,148
Diversified Industrial	2,800	2,789	2,748
Drug Stores	5,842	5,842	5,842
Financial Services	5,256	5,292	5,240
Food Processing	1,773	1,773	1,771
General Merchandise	2,858	2,808	2,903
Government Services	9,618	9,703	10,509
Health Care	7,304	6,965	7,407
Insurance	712	713	710

Revenue for the years ended December 31,	2020	2019	2018
Other Manufacturing	5,005	5,284	5,269
Telecommunications	5,385	5,379	5,357
Transportation Services	4,760	4,760	4,760
Total rental revenue (including reimbursable)	$53,474	$53,465	$54,664

12.
Commitments and Contingencies

In the ordinary course of business, Realty Income Office Assets is party to various legal actions which are believed to be routine in nature and incidental to the operation of the business. Realty Income Office Assets believes that the outcome of the proceedings will not have a material adverse effect upon the combined financial position or results of operations.
Realty Income Office Assets has certain properties that are subject to ground leases, which are accounted for as operating leases.
At December 31, 2020, minimum future rental payments for the next five years and thereafter are as follows (dollars in thousands):
Ground Leases Paid by Realty Income Office Assets(1)
2021	$107
2022	111
2023	113
2024	113
2025	113
Thereafter	3,432
Total	$3,989
Present value adjustment for remaining lease payments(2)	(1,887)
Lease liability – operating leases, net(3)	$2,102

(1)
Realty Income Office Assets currently pays the ground lessors directly for the rent under the ground leases.

(2)
The range of discount rates used to calculate the present value of lease payments is 4.33% to 5.37%. At December 31, 2020, the weighted average discount rate is 4.34% and the weighted average remaining lease term is 31.4 years. The discount rates are derived using a hypothetical corporate credit curve for the ground leases based on our outstanding senior notes and relevant market data. The discount rates are specific for individual leases primarily based on the lease term.

(3)
Lease liability — operating leases, net is included in Other liabilities on the combined balance sheets.

13.
Subsequent Events

In April 2021, Realty Income Corporation repaid one mortgage in full for $14.0 million on behalf of Realty Income Office Assets related to its property in Tucson, Arizona.

REALTY INCOME OFFICE ASSETS
SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2020
			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period (Notes 4, 5, and 6)						Life on which depreciation in latest Income Statement is Computed (in Months)
Description (Note 1)	State	Encumbrances (Note 2)	Land	Buildings, Improvements and Acquisition Fees	Improvements	Carrying Costs	Land	Buildings, Improvements and Acquisition Fees	Total	Accumulated Depreciation (Note 5)	Date of Construction	Date Acquired
Aerospace
Columbus	OH	$12,811,485	$—	$19,637,318	$—	$—	$—	$19,637,318	$19,637,318	$4,231,375	2012	06/19/2013	420.00
Diversified Industrial
Cedar Rapids	IA	—	1,000,000	12,981,440	—	—	1,000,000	12,981,440	13,981,440	2,673,558	2013	10/10/2013	420.00
Buffalo Grove	IL	—	3,130,000	17,353,386	—	—	3,130,000	17,353,386	20,483,386	3,326,066	1989	04/01/2014	420.00
Drug Stores
Deerfield	IL	—	4,092,687	11,511,770	—	—	4,092,687	11,511,770	15,604,457	2,425,694	1984	08/27/2013	420.00
Deerfield	IL	—	4,261,874	11,987,653	—	—	4,261,874	11,987,653	16,249,527	2,525,970	1984	08/27/2013	420.00
Deerfield	IL	—	4,082,432	11,482,923	—	—	4,082,432	11,482,923	15,565,355	2,419,616	1984	08/27/2013	420.00
Deerfield	IL	—	4,089,453	11,502,673	—	—	4,089,453	11,502,673	15,592,126	2,423,778	1984	08/27/2013	420.00
Deerfield	IL	—	2,586,157	7,274,253	—	—	2,586,157	7,274,253	9,860,410	1,532,789	1976	08/27/2013	420.00
Deerfield	IL	—	3,180,926	8,947,200	—	—	3,180,926	8,947,200	12,128,126	1,885,303	1976	08/27/2013	420.00
Food Processing
St. Charles	MO	—	3,675,034	13,827,581	—	—	3,675,034	13,827,581	17,502,615	5,369,711	1993	04/01/2011	300.00
Financial Services
Dublin	OH	—	2,399,969	17,044,099	—	—	2,399,969	17,044,099	19,444,068	6,675,605	1992	03/31/2011	300.00
Harleysville	PA	—	1,486,141	16,590,526	—	—	1,486,141	16,590,526	18,076,667	5,281,317	1929	01/22/2013	300.00
Mount Pleasant	SC	—	10,803,051	25,511,279	—	—	10,803,051	25,511,279	36,314,330	5,800,779	2003	01/22/2013	420.00
General Merchandise
Providence	RI	—	2,550,000	21,717,123	62,103	—	2,550,000	21,779,226	24,329,226	4,329,781	1985	01/31/2014	419.34
Government Services
Sierra Vista	AZ	—	368,655	9,028,151	310,031	—	368,655	9,338,182	9,706,837	2,203,567	2001	01/22/2013	411.85
El Centro	CA	—	520,000	2,185,899	—	—	520,000	2,185,899	2,705,899	987,298	2009	09/17/2009	300.00
Redding	CA	—	675,805	20,005,327	547,639	—	675,805	20,552,966	21,228,771	4,827,996	2003	01/22/2013	415.40
New Port Richey	FL	—	779,626	9,708,313	402,560	—	779,626	10,110,873	10,890,499	2,441,511	2000	01/22/2013	413.23
Sioux City	IA	—	77,340	4,538,558	222,525	—	77,340	4,761,083	4,838,423	1,093,978	2011	01/22/2013	410.09

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period (Notes 4, 5, and 6)						Life on which depreciation in latest Income Statement is Computed (in Months)
Description (Note 1)	State	Encumbrances (Note 2)	Land	Buildings, Improvements and Acquisition Fees	Improvements	Carrying Costs	Land	Buildings, Improvements and Acquisition Fees	Total	Accumulated Depreciation (Note 5)	Date of Construction	Date Acquired
Caldwell	ID	—	666,412	2,891,593	37,455	—	666,412	2,929,048	3,595,460	686,287	2011	01/22/2013	416.27
Minneapolis	MN	—	1,045,866	8,587,804	—	—	1,045,866	8,587,804	9,633,670	1,952,703	2005	01/22/2013	420.00
Malone	NY	—	823,630	9,270,887	214,826	—	823,630	9,485,713	10,309,343	2,212,405	2011	01/22/2013	413.08
Knoxville	TN	—	760,745	8,994,542	47,114	—	760,745	9,041,656	9,802,401	2,065,192	2011	01/22/2013	418.76
Brownsville	TX	—	320,661	6,564,200	238,991	—	320,661	6,803,191	7,123,852	1,543,848	2008	01/22/2013	408.86
Dallas	TX	—	399,222	9,540,572	207,303	—	399,222	9,747,875	10,147,097	2,216,436	2011	01/22/2013	413.96
Eagle Pass	TX	—	146,259	1,880,445	205,291	—	146,259	2,085,735	2,231,994	578,090	2002	01/22/2013	399.84
Eagle Pass	TX	—	68,097	708,427	103,279	—	68,097	811,706	879,803	238,481	2002	01/22/2013	400.33
Paris	TX	—	274,223	5,385,490	5,965	—	274,223	5,391,455	5,665,678	1,227,761	2010	01/22/2013	419.76
Parkersburg	WV	—	494,436	12,709,811	191,033	—	494,436	12,900,844	13,395,280	2,919,677	2009	01/22/2013	416.29
Health Care
St. Louis	MO	—	—	38,694,147	104,431	1,008,831	—	39,807,409	39,807,409	9,056,066	2009	01/22/2013	411.50
Bedford	TX	—	1,607,524	56,219,108	—	—	1,607,524	56,219,108	57,826,632	12,783,154	2010	01/22/2013	420.00
Insurance
Cedar Falls	IA	—	634,343	6,331,030	—	—	634,343	6,331,030	6,965,373	2,120,895	2012	08/28/2012	300.00
Other Manufacturing
Tucson	AZ	14,039,607	3,799,899	6,341,660	212,185	—	3,799,899	6,553,845	10,353,744	123,609	1999	01/22/2013	418.21
East Windsor	NJ	9,625,000	240,000	13,307,041	139,433	—	240,000	13,446,474	13,686,474	2,579,614	2008	04/30/2014	417.91
Telecommunications
Augusta	GA	—	—	11,128,077	—	148	—	11,128,225	11,128,225	4,321,551	2007	04/01/2011	300.00
East Syracuse	NY	—	880,000	15,816,613	—	—	880,000	15,816,613	16,696,613	3,031,518	2000	04/30/2014	420.00
Salem	OR	—	1,721,686	9,387,216	687,054	58	1,721,686	10,074,328	11,796,014	3,658,062	2000	06/22/2011	295.88
Brownsville	TX	—	1,740,479	11,570,294	—	147	1,740,479	11,570,441	13,310,920	4,493,278	2007	04/01/2011	300.00
Transportation Services
Uniontown	OH	—	2,237,958	53,040,112	74,271	—	2,237,958	53,114,383	55,352,341	12,061,704	2003	01/22/2013	419.75
Memphis	TN	—	3,570,000	16,398,303	202,533	—	3,570,000	16,600,836	20,170,836	3,816,483	1999	02/27/2013	416.34
	Total	$36,476,092	$71,190,590	$557,602,844	$4,216,022	$1,009,184	$71,190,590	$562,828,049	$634,018,639	$136,142,506

REALTY INCOME OFFICE ASSETS
SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION
Note 1.   Realty Income Office Assets owns 40 single-tenant office properties in the United States.
Note 2.   Includes mortgages payable secured by 3 properties, but excludes unamortized net debt premiums of $576,000.
Note 3.   The aggregate cost for federal income tax purposes for Realty Income Office Assets is $590,614,251.
Note 4.   The following is a reconciliation of total real estate carrying value for the years ended December 31:
	2020	2019	2018
Balance at Beginning of Period	$659,441,004	$664,548,037	$662,085,681
Additions During Period:
Improvements, etc.	456,858	466,229	2,462,356
Total Additions	456,858	466,229	2,462,356
Deductions During Period:
Cost of Real Estate sold or disposed of	119,343	—	—
Other(1)	25,759,880	5,573,262	—
Total Deductions	25,879,223	5,573,262	—
Balance at Close of Period	$634,018,639	$659,441,004	$664,548,037
Note 5.   The following is a reconciliation of accumulated depreciation for the years ended:
Balance at Beginning of Period	$125,310,604	$107,080,903	$89,141,177
Additions During Period – Provision for Depreciation	18,040,122	18,229,701	17,939,725
Deductions During Period:
Accumulated depreciation of real estate sold or disposed of	119,343	—	—
Other(1)	7,088,877	—	—
Total Deductions	7,208,220	—	—
Balance at Close of Period	$136,142,506	$125,310,604	$107,080,902

(1)
Includes provision for impairment of $18.67 million (net) in 2020 and reclassification of $5.57 million of right of use assets under finance leases in accordance with the adoption of ASC 842, Leases, on January 1, 2019.

Note 6.   In 2020, a provision for impairment was recorded on one office property.
In 2019 and 2018, no provisions for impairment were recorded.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of VEREIT, Inc.
Opinion on the Financial Statements
We have audited the accompanying combined and consolidated balance sheets of VEREIT Office Assets (the “Company”) as described in Note 1 to the combined and consolidated financial statements as of December 31, 2020 and 2019, the related combined and consolidated statements of operations, equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes and schedule listed in the Index on page F-1 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
July 19, 2021
We have served as the Company’s auditor since 2021.

VEREIT OFFICE ASSETS
COMBINED AND CONSOLIDATED BALANCE SHEETS
(in thousands)
	December 31, 2020	December 31, 2019
ASSETS
Real estate investments, at cost:
Land	$167,658	$169,740
Buildings, fixtures and improvements	1,340,258	1,356,067
Intangible lease assets	192,291	199,224
Total real estate investments, at cost	1,700,207	1,725,031
Less: accumulated depreciation and amortization	504,192	463,931
Total real estate investments, net	1,196,015	1,261,100
Operating lease right-of-use assets	5,403	5,451
Cash and cash equivalents	399	191
Restricted cash	3,014	2,701
Rent and tenant receivables and other assets, net	34,790	35,245
Goodwill	147,699	147,699
Total assets	$1,387,320	$1,452,387
LIABILITIES AND EQUITY
Mortgage notes payable, net	$217,588	$221,773
Below-market lease liabilities, net	7,188	9,389
Accounts payable and accrued expenses	12,625	9,752
Deferred rent and other liabilities	8,116	9,291
Operating lease liabilities	5,403	5,451
Total liabilities	250,920	255,656
Commitments and contingencies (Note 4)
Net parent investment	1,135,212	1,195,483
Non-controlling interest	1,188	1,248
Total equity	1,136,400	1,196,731
Total liabilities and equity	$1,387,320	$1,452,387
The accompanying notes are an integral part of this statement.

VEREIT OFFICE ASSETS
COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
	Year Ended December 31,
	2020	2019	2018
Rental revenue	$166,257	$169,281	$167,210
Operating expenses:
Property operating	45,378	44,973	44,025
General and administrative	7,157	7,229	7,162
Depreciation and amortization	61,917	65,499	80,893
Impairments	9,306	3,511	—
Total operating expenses	123,758	121,212	132,080
Other (expenses) income:
Interest expense	(9,869)	(11,035)	(13,159)
Other income, net	22	507	619
Total other (expenses) income, net	(9,847)	(10,528)	(12,540)
Income before taxes	32,652	37,541	22,590
Provision for income taxes	(640)	(517)	(587)
Net income	32,012	37,024	22,003
Net loss attributable to non-controlling interest	60	102	151
Net income attributable to VEREIT Office Assets	$32,072	$37,126	$22,154
The accompanying notes are an integral part of this statement.

VEREIT OFFICE ASSETS
COMBINED AND CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)
Total Equity
Balance, January 1, 2018	$1,210,813
Distributions, net	(33,471)
Net income	22,003
Other	(4)
Balance, December 31, 2018	$1,199,341
Distributions, net	(39,697)
Net income	37,024
Other	63
Balance, December 31, 2019	$1,196,731
Distributions, net	(92,343)
Net income	32,012
Balance, December 31, 2020	$1,136,400
The accompanying notes are an integral part of this statement.

VEREIT OFFICE ASSETS
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net income	$32,012	$37,024	$22,003
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	61,471	64,526	79,671
Impairments	9,306	3,511	—
(Gain) loss on derivative instruments and other	(11)	99	(441)
Changes in assets and liabilities:
Rents and tenant receivables, operating lease right-of-use and other assets, net	166	(1,887)	(1,642)
Accounts payable and accrued expenses	3,220	778	(219)
Deferred rent, operating lease and other liabilities	(1,224)	210	(277)
Net cash provided by operating activities	104,940	104,261	99,095
Cash flows from investing activities:
Capital expenditures and leasing costs	(7,426)	(10,000)	(7,287)
Real estate developments	(1,327)	(1,844)	(5,555)
Proceeds from the settlement of property-related insurance claims	10	588	150
Net cash used in investing activities	(8,743)	(11,256)	(12,692)
Cash flows from financing activities:
Proceeds from mortgage notes payable	1,032	705	187
Payments on mortgage notes payable	(4,365)	(52,950)	(56,304)
Payments of deferred financing costs	—	(96)	(43)
Contributions from non-controlling interest holders	—	63	120
Net distributions to parent	(92,343)	(39,697)	(33,471)
Net cash used in financing activities	(95,676)	(91,975)	(89,511)
Net change in cash and cash equivalents and restricted cash	521	1,030	(3,108)
Cash and cash equivalents and restricted cash, beginning of period	2,892	1,862	4,970
Cash and cash equivalents and restricted cash, end of period	$3,413	$2,892	$1,862
Supplemental disclosures:
Cash paid for interest	$10,385	$12,054	$13,720
Non-cash investing and financing activities:
Accrued capital expenditures and real estate developments	$(287)	$(2,358)	$1,423
Establishment of right-of-use assets and lease liabilities	$—	$5,520	$—
The accompanying notes are an integral part of this statement.

VEREIT OFFICE ASSETS
Notes to Combined and Consolidated Financial Statements
Note 1 — Organization and Summary of Significant Accounting Policies
Organization
On April 29, 2021, VEREIT, Inc. (“VEREIT”) and its operating partnership, VEREIT Operating Partnership, L.P. (“VEREIT OP”) entered into an Agreement and Plan of Merger, or the Merger Agreement, with Realty Income Corporation, and two newly formed wholly owned subsidiaries of Realty Income Corporation. Pursuant to the terms of the Merger Agreement, (i) one of the newly formed subsidiaries of Realty Income Corporation will merge with and into VEREIT OP, with VEREIT OP as the surviving entity (the “Partnership Merger”), and (ii) immediately thereafter, VEREIT will merge with and into the other newly formed subsidiary of Realty Income Corporation, with Realty Income Corporation’s subsidiary as the surviving corporation (the “Merger”). These transactions, collectively, are referred to as the Mergers. VEREIT’s shareholders are required to approve the Merger.
In connection with the Mergers, VEREIT and Realty Income Corporation intend to contribute some or all of their office real properties to a newly formed, wholly owned subsidiary of Realty Income Corporation, which is referred to as Orion, and following the Mergers, distribute the outstanding voting shares of common stock in Orion to the combined shareholders on a pro rata basis, which is referred to as the Spin-Off. Following the consummation of the Spin-Off, VEREIT and Realty Income Corporation intend for Orion to operate as a separate, publicly-traded Real Estate Investment Trust (“REIT”), which is comprised of Realty Income Office Assets and VEREIT Office Assets. VEREIT Office Assets includes the combined accounts related to certain of the office properties of VEREIT, currently operated through subsidiaries of VEREIT, and contain certain corporate costs. Realty Income Office Assets includes the combined accounts related to the office properties of Realty Income Corporation, currently operated by subsidiaries of Realty Income Corporation and contain certain corporate costs. Subject to the terms and conditions of the Merger Agreement, VEREIT and Realty Income Corporation may also seek to sell some or all of the Orion Business in connection with the closing of the Mergers.
VEREIT Office Assets has one reportable segment which owns 52 properties, including one property owned by a consolidated joint venture, located in 25 U.S. states. As of December 31, 2020, VEREIT Office Assets has not conducted any business as a separate legal entity and has no other material assets or liabilities.
Summary of Significant Accounting Policies
Principles of Combination and Basis of Accounting and Presentation
The accompanying combined and consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of VEREIT Office Assets on a combined and consolidated basis as the ownership interests are currently under common control and ownership of VEREIT, including a consolidated joint venture. Any applicable intercompany accounts and transactions have been eliminated in consolidation and combination. The portion of the consolidated joint venture not owned by VEREIT, is presented as non-controlling interest in VEREIT Office Assets’ combined and consolidated balances sheets and statements of operations and as other in VEREIT Office Assets’ combined and consolidated statements of equity.
These combined and consolidated financial statements were derived from the books and records of VEREIT and were carved out from VEREIT at a carrying value reflective of historical cost in such VEREIT records. VEREIT Office Assets’ historical balance sheets reflect amounts for goodwill based on its proportion of the cost basis of the real estate assets as of December 31, 2018. VEREIT Office Assets’ historical financial results reflect charges for certain corporate costs and, we believe such charges are reasonable. Costs of the services that were charged to VEREIT Office Assets were based on either actual costs incurred or a proportion of costs estimated to be applicable to this entity, based on VEREIT Office Assets’ pro rata share of VEREIT’s annualized rental income. Annualized rental income is rental revenue on a straight-line basis, which includes the effect of rent escalations and any tenant concessions, such as free rent, and excludes any adjustments to

VEREIT OFFICE ASSETS
Notes to Combined and Consolidated Financial Statements
rental income due to changes in the collectability assessment, contingent rent, such as percentage rent, and operating expense reimbursements. The historical combined and consolidated financial information presented may therefore not be indicative of the results of operations, financial position or cash flows that would have been obtained if there had been an independent, stand-alone public company during the periods presented or of our future performance as an independent, stand-alone company.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Real Estate Investments
Real estate and related assets acquired are recorded at cost and accumulated depreciation and amortization are assessed based on the period of future benefit of the asset. Depreciation and amortization are computed using a straight-line method over the estimated useful life of 40 years for buildings and building improvements, 15 years for land improvements and the remaining lease term for tenant improvements and intangible lease assets.
Management performs quarterly impairment review procedures, primarily through continuous monitoring of events and changes in circumstances that could indicate the carrying value of its real estate assets may not be recoverable. Impairment indicators that management considers include, but are not limited to, decrease in operating income, bankruptcy or other credit concerns of a property’s major tenant or tenants or a significant decrease in a property’s revenues due to lease terminations, vacancies or reduced lease rates.
When impairment indicators are identified or if a property is considered to have a more likely than not probability of being disposed of within the next 12 to 24 months, management assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. U.S. GAAP requires VEREIT Office Assets to utilize the expected holding period of its properties when assessing recoverability. In the event that such expected undiscounted future cash flows do not exceed the carrying value, the real estate assets will be adjusted to their respective fair values and an impairment loss will be recognized. There are inherent uncertainties in making estimates of expected future cash flows such as market conditions and performance and sustainability of the tenants.
Goodwill Impairment
VEREIT evaluates goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. To determine whether it is necessary to perform a quantitative goodwill impairment test, VEREIT first assesses qualitative factors, including, but not limited to macro-economic conditions such as deterioration in the entity’s operating environment or industry or market considerations; entity-specific events such as increasing costs, declining financial performance, or loss of key personnel; or other events such as an expectation that a reporting unit will be sold or sustained decrease in VEREIT’s stock price on either an absolute basis or relative to peers. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not (i.e. greater than 50% chance) that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no quantitative testing is required. If it is determined, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value is less than the carrying amount, the provisions of guidance require that the fair value be compared to the carrying value. Goodwill is considered impaired if the carrying value exceeds the fair value. No impairments of VEREIT’s goodwill were recorded during the years ended December 31, 2020, 2019 or 2018. The results of the VEREIT impairment tests carry over to VEREIT Office Assets, therefore no impairments were recorded in the accompanying statements of operations.

VEREIT OFFICE ASSETS
Notes to Combined and Consolidated Financial Statements
Cash and Cash Equivalents
Management considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents. Management considers investments in highly liquid money market accounts to be cash equivalents.
Restricted Cash
As of December 31, 2020 and 2019, restricted cash included $3.0 million and $2.7 million, respectively, in lender reserves. Reserves relate to lease expirations, as well as maintenance, structural and debt service reserves.
Rent and Tenant Receivables and Other Assets, Net
Rent and tenant receivables and other assets, net primarily includes amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term and cost recoveries due from tenants. Prepaid expenses as of the balance sheet date relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. Any amounts with no future economic benefit are charged to earnings when identified.
Deferred Financing Costs
Deferred financing costs represent commitment fees, legal fees and other costs associated with obtaining commitments for financing. Deferred financing costs are presented on the consolidated balance sheet as a direct deduction from the carrying amount of the related debt liability. These costs are amortized to interest expense over the terms of the respective financing agreements using the straight-line method, which approximates the effective interest method. Unamortized deferred financing costs are written off when the associated debt is refinanced or repaid before maturity. Costs incurred in connection with potential financial transactions that are not completed are expensed in the period in which it is determined the financing will not be completed.
Leases — Lessor
At the inception of a new lease arrangement, including new leases that arise from amendments, the terms and conditions are assessed to determine the proper lease classification. When the terms of a lease effectively transfer control of the underlying asset, the lease is classified as a sales-type lease. When a lease does not effectively transfer control of the underlying asset to the lessee, but a guarantee is obtained for the value of the asset from a third party, the lease is classified as a direct financing lease. All other leases are classified as operating leases. As of December 31, 2020 and 2019, no leases were classified as sales-type or direct financing leases.
For operating leases with minimum scheduled rent increases, rental revenue is recognized on a straight-line basis, including the effect of any free rent periods, over the lease term when collectability of lease payments is probable. Variable lease payments are recognized as rental revenue in the period when the changes in facts and circumstances on which the variable lease payments are based occur.
VEREIT Office Assets adopted Accounting Standards Codification Topic 842, Leases effective as of January 1, 2019. Two separate lease components were identified as follows: i) land lease component and ii) single property lease component comprised of building, land improvements and tenant improvements. The leases also contain provisions for tenants to reimburse VEREIT Office Assets for real estate taxes and insurance, which are considered noncomponents of the lease, and maintenance and other property operating expenses, which are considered to be non-lease components. VEREIT Office Assets elected the practical expedient to combine lease and non-lease components and the non-lease components will be included with the single property lease component as the predominant component.
Management continually reviews receivables related to rent, straight-line rent and property operating expense reimbursements and determines collectability by taking into consideration the tenant’s payment

VEREIT OFFICE ASSETS
Notes to Combined and Consolidated Financial Statements
history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. The review includes a binary assessment of whether or not substantially all of the amounts due under a tenant’s lease agreement are probable of collection. For leases that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For leases that are deemed not probable of collection, revenue is recorded as cash is received. All changes in the collectability assessment for an operating lease are recognized as an adjustment to rental income.
During the year ended December 31, 2020, there was a global outbreak of a new strain of coronavirus, COVID-19. The global and domestic response to the COVID-19 outbreak continues to evolve. Federal, state, and local authorities have responded in a variety of ways, including temporary closure of or imposed limitations on the operations of certain non-essential businesses. Since the COVID-19 outbreak began, each of VEREIT Office Assets’ tenants has almost entirely continued to meet its payment obligations under its respective lease. In consideration of each tenant’s payment history, among other factors, there have been no changes in the collectability assessment for any of VEREIT Office Assets’ operating leases. Though the COVID-19 outbreak did not have a material impact on VEREIT Office Assets’ results of operations, cash flows or financial condition for the year ended December 31, 2020, it could negatively impact tenant operations at our properties in the future, which could result in a material impact to VEREIT Office Assets’ future results of operations, cash flows and financial condition.
Leases — Lessee
To account for leases for which VEREIT Office Assets is the lessee, contracts must be analyzed upon inception to determine if the arrangement is, or contains, a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Lease classification tests and measurement procedures are performed at the lease commencement date.
The lease liability is initially measured as the present value of the lease payments over the lease term, discounted using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the lessee’s incremental borrowing rate is used. The incremental borrowing rate is determined based on the estimated rate of interest that the lessee would pay to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. The lease term is the noncancelable period of the lease and includes any renewal and termination options VEREIT Office Assets is reasonably certain to exercise. The lease liability balance is amortized using the effective interest method. The lease liability is remeasured when the contract is modified, upon the resolution of a contingency such that variable payments become fixed or if the assessment of exercising an extension, termination or purchase option changes.
The operating lease right-of-use (“ROU”) asset balance is initially measured as the lease liability amount, adjusted for any lease payments made prior to the commencement date, initial direct costs, estimated costs to dismantle, remove, or restore the underlying asset and incentives received.
Income Taxes
VEREIT Office Assets is currently owned by VEREIT, which has elected to be taxed as a REIT for U.S. federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ended December 31, 2011. VEREIT believes it is organized and operating in such a manner as to qualify to be taxed as a REIT for the taxable year ended December 31, 2020. As a REIT, VEREIT is generally not subject to federal income tax on taxable income that it distributes to its stockholders so long as it distributes at least 90% of its annual taxable income (computed without regard to the deduction for dividends paid and excluding net capital gains). Accordingly, no provision has been made for federal income taxes in the accompanying combined and consolidated financial statements of VEREIT Office Assets.
During the years ended December 31, 2020, 2019 and 2018, VEREIT Office Assets recognized state and local income and franchise tax expense of $0.6 million, $0.5 million and $0.6 million, respectively, which are included in provision for income taxes in the accompanying combined and consolidated statements of operations.

VEREIT OFFICE ASSETS
Notes to Combined and Consolidated Financial Statements
VEREIT Office Assets had no unrecognized tax benefits as of or during the years ended December 31, 2020, 2019 and 2018. Any interest and penalties related to unrecognized tax benefits would be recognized in provision for income taxes in the accompanying combined and consolidated statements of operations. As of December 31, 2020, VEREIT OP had no material uncertain income tax positions.
Recent Accounting Pronouncements
During the first quarter of 2020, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2020-04, Reference Rate Reform (Topic 848). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. VEREIT Office Assets continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.
Note 2 — Real Estate Investments and Related Intangibles
Intangible Lease Assets
Intangible lease assets consisted of the following (amounts in thousands, except weighted-average useful life):
	Weighted- Average Useful Life (Years)	December 31, 2020	December 31, 2019
Intangible lease assets:
In-place leases, net of accumulated amortization of $118,093 and $111,834, respectively	9.9	$40,622	$56,660
Leasing commissions, net of accumulated amortization of $4,211 and $3,030, respectively	8.2	7,974	6,139
Above-market lease assets and deferred lease incentives, net of accumulated amortization of $12,974 and $10,882, respectively	9.8	8,417	10,678
Total intangible lease assets, net		$57,013	$73,477
Intangible lease liabilities:
Below-market leases, net of accumulated amortization of $17,553 and $15,353, respectively	10.2	$7,188	$9,389
The aggregate amount of amortization of above-market and below-market leases and deferred lease incentives included as a net decrease to rental revenue was $61,000 for the year ended December 31, 2020 and the aggregate amount included as a net increase to rental revenue was $367,000 and $452,000 for the years ended December 31, 2019 and 2018, respectively. The aggregate amount of in-place leases, leasing commissions and other lease intangibles amortized and included in depreciation and amortization expense was $17.6 million, $18.0 million and $18.6 million for the years ended December 31, 2020, 2019 and 2018, respectively.
The following table provides the projected amortization expense and adjustments to rental revenue related to the intangible lease assets and liabilities for the next five years as of December 31, 2020 (amounts in thousands):
	2021	2022	2023	2024	2025
In-place leases:
Total projected to be included in amortization expense	$13,159	$10,516	$9,183	$5,524	$1,156

VEREIT OFFICE ASSETS
Notes to Combined and Consolidated Financial Statements
	2021	2022	2023	2024	2025
Leasing commissions:
Total projected to be included in amortization expense	$1,588	$1,536	$1,281	$1,213	$1,032
Above-market lease assets and deferred lease incentives:
Total projected to be deducted from rental revenue	$2,238	$2,223	$2,186	$1,104	$354
Below-market lease liabilities:
Total projected to be included in rental revenue	$2,084	$2,049	$1,923	$867	$208
Consolidated Joint Venture
VEREIT Office Assets had an interest in one consolidated joint venture that owned one property as of December 31, 2020 and 2019. As of December 31, 2020 and 2019, the consolidated joint venture had total assets of $33.0 million and $32.5 million, respectively, of which $29.1 million and $29.6 million, respectively, were real estate investments, net of accumulated depreciation and amortization at each of the respective dates. The property is secured by a mortgage note payable, which is non-recourse to VEREIT Office Assets and had a balance of $14.8 million and $14.3 million as of December 31, 2020 and December 31, 2019, respectively. VEREIT Office Assets has the ability to control operating and financing policies of the consolidated joint venture. There are restrictions on the use of these assets as VEREIT Office Assets is generally required to obtain the approval of the joint venture partner in accordance with the joint venture agreement for any major transactions. VEREIT Office Assets and the joint venture partner are subject to the provisions of the joint venture agreement, which includes provisions for when additional contributions may be required to fund certain cash shortfalls.
Impairments
VEREIT Office Assets performs quarterly impairment review procedures for real estate investments, leasehold improvements and property and equipment and right of use assets, primarily through continuous monitoring of events and changes in circumstances that could indicate the carrying value of its real estate assets may not be recoverable.
As part of VEREIT Office Assets’ quarterly impairment review procedures, net real estate assets representing two properties were deemed to be impaired resulting in impairment charges of $9.3 million during the year ended December 31, 2020. During the year ended December 31, 2019, net real estate assets related to two properties, were deemed to be impaired resulting in impairment charges of $3.5 million. There were no impairment charges recorded during the year ended December 31, 2018. The impairment charges related to properties that management identified for potential sale or were determined, based on discussions with the current tenants, would not be re-leased by the tenant and VEREIT Office Assets believed the property would not be leased to another tenant at a rental rate that supports the current book value.
VEREIT Office Assets estimates fair values using Level 3 inputs and uses a combined income and market approach, specifically using discounted cash flow analysis and recent comparable sales transactions. The evaluation of real estate assets for potential impairment requires VEREIT Office Assets’ management to exercise significant judgment and make certain key assumptions, including, but not limited to, the following: (1) capitalization rate; (2) discount rates; (3) number of years property will be held; (4) property operating expenses; and (5) re-leasing assumptions including number of months to re-lease, market rental revenue and required tenant improvements. There are inherent uncertainties in making these estimates such as market conditions and performance and sustainability of VEREIT Office Assets’ tenants. For VEREIT Office Assets’ impairment tests for the real estate assets during the year ended December 31, 2020, VEREIT Office Assets used a discount rate of 8.9% and a capitalization rate of 8.4%. For VEREIT Office Assets’ impairment tests for the real estate assets during the year ended December 31, 2019, discount rates and capitalization rates were not applicable as VEREIT Office Assets determined the fair value of the real estate assets based on sale scenarios and the properties had leases expiring within 12 months of the impairment analysis.

VEREIT OFFICE ASSETS
Notes to Combined and Consolidated Financial Statements
Note 3 — Mortgage Notes Payable, Net
As of December 31, 2020, VEREIT Office Assets had mortgage notes payable, net of $217.6 million, including net premiums of less than $0.1 million and net deferred financing costs of $0.3 million, with a weighted-average years to maturity of 1.4 years and a weighted-average interest rate of 4.64%. As of December 31, 2019, VEREIT Office Assets had mortgage notes payable, net of $221.8 million, including net premiums of $0.8 million and net deferred financing costs of $0.2 million, with a weighted-average years to maturity of 2.3 years and a weighted-average interest rate of 4.72%. The weighted average interest rate for fixed rate loans is computed using the interest rate in effect until the anticipated repayment date and the weighted average interest rate for the variable rate loan is computed using the interest rate in effect as of December 31, 2020. As of December 31, 2020, the mortgage notes are secured by 12 properties with a net carrying value of $368.4 million. As of December 31, 2020, the estimated fair value of the mortgage notes payable was $222.5 million and was estimated by discounting the expected cash flows based on estimated borrowing rates available as of the measurement date. VEREIT Office Assets classified the mortgage notes payable as Level 2 under the fair value hierarchy, which includes using inputs that are observable or can be corroborated with observable market data for substantially the entire contractual term.
The mortgage loan agreements require the maintenance of certain financial ratios. Failure to maintain such ratios could result in restrictions on the use of cash associated with the establishment of certain lender reserves. At December 31, 2020, there were no cash restrictions due to failure to maintain financial ratios.
The following table summarizes the scheduled aggregate principal repayments due on mortgage notes subsequent to December 31, 2020 (in thousands):
Total
2021	$74,565
2022	60,875
2023	82,451
Total	$217,891
Note 4 — Commitments and Contingencies
Litigation
VEREIT Office Assets is party to various legal proceedings which it believes are routine in nature and incidental to the operation of its business. VEREIT Office Assets does not believe that any of these outstanding claims against it are expected to have a material adverse effect upon its consolidated financial position or results of operations.
Environmental Matters
In connection with the ownership and operation of real estate, VEREIT Office Assets may potentially be liable for costs and damages related to environmental matters. VEREIT Office Assets has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition, in each case, that it believes will have a material adverse effect on the results of operations.
Note 5 — Leases
Lessor
As of December 31, 2020, VEREIT Office Assets is the lessor for its 52 office properties. VEREIT Office Assets’ operating leases have non-cancelable lease terms of 0.2 years to 8.75 years. Certain leases with tenants include options to extend or terminate the lease agreements or to purchase the underlying assets. Lease

VEREIT OFFICE ASSETS
Notes to Combined and Consolidated Financial Statements
agreements may also contain rent increases that are based on an index or rate (e.g., the consumer price index or LIBOR). VEREIT Office Assets believes the residual value risk is not a primary risk because of the long-lived nature of the assets.
The components of rental revenue from VEREIT Office Assets’ operating leases were as follows (in thousands):
	Year Ended December 31,
	2020	2019	2018
Fixed:
Cash rent	$128,566	$129,325	$127,052
Straight-line rent	(968)	(246)	2,221
Lease intangible amortization	(61)	367	452
Property operating cost reimbursements	3,794	3,690	3,622
Total fixed	131,331	133,136	133,347
Variable(1)	34,926	36,145	33,863
Total rental revenue	$166,257	$169,281	$167,210

(1)
Includes costs reimbursed related to property operating expenses, common area maintenance and percentage rent.

The following table presents future minimum operating lease payments due to VEREIT Office Assets over the next five years and thereafter as of December 31, 2020 (in thousands).
Future Minimum Operating Lease Payments
2021	$122,839
2022	107,206
2023	92,842
2024	68,243
2025	32,601
Thereafter	39,161
Total	$462,892
Lessee
VEREIT Office Assets is the lessee under one ground lease arrangement, which meets the criteria of an operating lease. As of December 31, 2020, VEREIT Office Assets’ lease has a remaining lease term of 36.6 years, which includes options to extend. Under the ground lease arrangement, VEREIT Office Assets pays variable costs, including property operating expenses and common area maintenance. The discount rate for VEREIT Office Assets’ operating lease was 5.17% as of December 31, 2020. As VEREIT Office Assets’ lease does not provide an implicit rate, VEREIT Office Assets used an estimated incremental borrowing rate based on the information available at the adoption date in determining the present value of lease payments.
VEREIT Office Assets incorporated renewal periods in the calculation of the ground lease right-of-use assets and lease liabilities, as VEREIT Office Assets is required to execute renewal options available under the ground lease through the building lease term. VEREIT Office Assets’ lease agreement does not contain any material residual value guarantees or material restrictive covenants.

VEREIT OFFICE ASSETS
Notes to Combined and Consolidated Financial Statements
Operating lease costs for each of the years ended December 31, 2020 and 2019 was $328,000. No cash paid for operating lease liabilities was capitalized.
The following table reflects the maturity analysis of payments due from VEREIT Office Assets over the next five years and thereafter for ground lease obligations as of December 31, 2020 (in thousands).
Future Minimum Lease Payments
2021	$329
2022	329
2023	329
2024	329
2025	329
Thereafter	10,392
Total	12,037
Less: imputed interest	6,634
Total	$5,403
The following table reflects the maturity analysis of payments due from VEREIT Office Assets over the next five years and thereafter for ground lease obligations as of December 31, 2019 (in thousands).
Future Minimum Lease Payments
2020	$329
2021	329
2022	329
2023	329
2024	329
Thereafter	10,721
Total	12,366
Less: imputed interest	6,915
Total	$5,451
Note 6 — Subsequent Events
Subsequent to December 31, 2020, VEREIT Office Assets deemed one property to be impaired resulting in impairment charges of $21.2 million recorded in the three months ended March 31, 2021, as management determined the property would not be released by the tenant. VEREIT Office Assets evaluated subsequent events through the issuance date, July 19, 2021, and no other items have come to the attention of management that require recognition or disclosure.

VEREIT OFFICE ASSETS
Schedule III — Real Estate and Accumulated Depreciation
		Initial Costs(1)		Costs Capitalized Subsequent to Acquisition(2)
Property	Encumbrances at December 31, 2020	Land	Buildings, Fixtures and Improvements		Gross Amount Carried at December 31, 2020(3) (4)	Accumulated Depreciation(3) (5)	Date Acquired	Date of Construction
Government Services – Cocoa, FL	$500	$253	$1,435	$15	$1,703	$(604)	12/13/2011	2009
Drug Stores – Berkeley, MO	—	5,706	32,333	(22,474)	15,565	—	1/25/2012	2011
Government Services – Grangeville, ID	2,100	317	6,023	27	6,367	(2,460)	3/5/2012	2007
Government Services – Fort Worth, TX	—	477	4,294	(4)	4,767	(1,724)	5/9/2012	2010
Government Services – Plattsburgh, NY	—	508	4,572	—	5,080	(1,824)	6/19/2012	2008
Financial Services – Warwick, RI	—	1,870	8,828	697	11,395	(3,183)	9/24/2013	1995
Health Care – Waukegan, IL	—	4,734	21,319	1,960	28,013	(7,431)	11/5/2013	1980
Insurance – Fresno, CA	—	3,405	22,343	2,937	28,685	(5,338)	11/5/2013	1984
Telecommunications – Richardson, TX	10,367	1,891	31,118	2,187	35,196	(9,966)	11/5/2013	1986
Multi-Tenant – San Antonio, TX	8,672	1,666	19,092	94	20,852	(5,980)	11/5/2013	2008
Government Services – Ponce, PR	—	1,780	9,313	(5,394)	5,699	(421)	11/5/2013	1995
Construction – Denver, CO	—	12,648	66,398	2,073	81,119	(20,672)	11/5/2013	2001
Professional Services – Lawrence, KS(6)	—	2,548	18,057	(3,435)	17,170	(3,300)	11/5/2013	1997
Financial Services – Englewood, CO	—	2,563	22,026	655	25,244	(6,990)	11/5/2013	2009
Telecommunications – Nashville, TN	—	1,190	15,847	1,082	18,119	(5,345)	11/5/2013	2002
Manufacturing – Malvern, PA	—	2,666	40,981	(6,124)	37,523	(6,746)	11/5/2013	1999
Professional Services – Milwaukee, WI	—	3,081	22,512	1,095	26,688	(7,285)	11/5/2013	2001
Multi-Tenant – Tulsa, OK	—	1,253	70,274	1,868	73,395	(21,807)	11/5/2013	1995
Vacant – Englewood, CO	—	1,490	5,060	—	6,550	(1,738)	11/5/2013	2011
Vacant – Ridley Park, PA	—	—	6,114	(5,334)	780	(18)	11/5/2013	1976
Vacant – Richardson, TX	7,135	1,292	19,606	769	21,667	(6,246)	11/5/2013	2008
Multi-Tenant – The Woodlands, TX	—	4,724	40,332	671	45,727	(12,276)	11/5/2013	2009

		Initial Costs(1)		Costs Capitalized Subsequent to Acquisition(2)
Property	Encumbrances at December 31, 2020	Land	Buildings, Fixtures and Improvements		Gross Amount Carried at December 31, 2020(3) (4)	Accumulated Depreciation(3) (5)	Date Acquired	Date of Construction
Multi-Tenant – The Woodlands, TX	$15,069	$5,219	$19,196	$9,141	$33,556	$(5,689)	11/5/2013	2014
Manufacturing – Longmont, CO	—	1,402	15,640	1,364	18,406	(6,285)	1/8/2014	1993
Manufacturing – Duluth, GA	8,600	3,503	14,842	80	18,425	(3,954)	2/7/2014	1999
Insurance – Urbana, MD	19,187	2,733	31,483	—	34,216	(9,015)	2/7/2014	2011
Agricultural – Blair, NE	—	627	4,989	—	5,616	(1,374)	2/7/2014	2009
Professional Services – Nashville, TN	4,700	688	10,417	—	11,105	(2,704)	2/7/2014	2010
Insurance – Plano, TX	—	10,036	42,676	53	52,765	(13,042)	2/7/2014	2009
Insurance – Phoenix, AZ	—	6,194	16,215	—	22,409	(4,862)	2/7/2014	2012
Insurance – Oklahoma City, OK	—	3,639	32,567	588	36,794	(10,018)	2/7/2014	2009
Drug Stores – Northbrook, IL	—	3,471	41,765	2,148	47,384	(12,066)	2/7/2014	1980
Administration & Support Services – Schaumburg, IL	—	5,935	26,003	(5,778)	26,160	(4,460)	2/7/2014	1986
Insurance – Buffalo, NY	39,611	2,569	89,399	194	92,162	(21,756)	2/7/2014	2007
Home Improvement – Kennesaw, GA	—	1,809	12,331	—	14,140	(3,575)	2/7/2014	2012
Financial Services – Hopewell, NJ	74,250	17,619	108,349	(11,513)	114,455	$(23,429)	2/7/2014	2001
Professional Services – Lincoln, NE	—	2,812	25,566	(355)	28,023	(7,981)	2/7/2014	2009
Professional Services – Bedford, MA	—	16,594	75,137	1,663	93,394	(21,993)	2/7/2014	2001
Manufacturing – Parsippany, NJ	27,700	5,150	50,051	748	55,949	(14,383)	2/7/2014	2009
Logistics – Santee, CA	—	2,400	7,312	36	9,748	(3,415)	2/21/2014	2003
Other Manufacturing – Glen Burnie, MD	—	2,127	23,198	(3,894)	21,431	(4,306)	2/21/2014	1984
Health Care – Irving, TX	—	3,237	37,297	341	40,875	(11,744)	4/28/2014	1997
Manufacturing – Annandale, NJ	—	1,367	14,223	(90)	15,500	(3,827)	4/30/2014	1999
Health Care – Indianapolis, IN	—	981	3,922	775	5,678	(1,551)	5/19/2014	1993
Multi-Tenant – Covington, KY	—	3,120	80,689	1,691	85,500	(20,989)	6/5/2014	2002
Logistics – Amherst, NY	—	4,107	20,347	—	24,454	(7,215)	6/25/2014	1986

		Initial Costs(1)		Costs Capitalized Subsequent to Acquisition(2)
Property	Encumbrances at December 31, 2020	Land	Buildings, Fixtures and Improvements		Gross Amount Carried at December 31, 2020(3) (4)	Accumulated Depreciation(3) (5)	Date Acquired	Date of Construction
Professional Services – Tulsa, OK	$—	$2,239	$6,375	$—	$8,614	$(1,602)	6/25/2014	1982
Professional Services – Dublin, OH	—	945	8,520	—	9,465	(2,534)	6/26/2014	1997
Professional Services – Sterling, VA	—	4,285	29,802	6,289	40,376	(8,632)	6/30/2014	2011
Other Manufacturing – Malvern, PA	—	1,816	—	9,747	11,563	(1,808)	8/27/2014	2014
Telecommunications – Schaumburg, IL	—	2,364	9,305	780	12,449	(3,351)	9/24/2014	1989
	$217,891	$175,050	$1,345,493	$(12,627)	$1,507,916	$(368,914)

(1)
Initial costs exclude subsequent impairment charges.

(2)
Consists of capital expenditures and real estate development costs, net of condemnations, easements and impairment charges.

(3)
Gross intangible lease assets of $192.3 million and the associated accumulated amortization of $135.3 million are not reflected in the table above.

(4)
The aggregate cost for Federal income tax purposes of land, buildings, fixtures and improvements as of December 31, 2020 was $1.5 billion.

(5)
Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings and five to 15 years for building fixtures and improvements.

(6)
Includes two real estate properties.

The following is a reconciliation of the gross real estate activity for the years ended December 31, 2020, 2019 and 2018 (in thousands):
	Year Ended December 31,
	2020	2019	2018
Balance, beginning of year	$1,525,807	$1,525,413	$1,512,371
Additions:
Improvements	4,912	7,122	13,111
Deductions/Other:
Impairments	(22,715)	(6,021)	—
Other	(88)	(707)	(69)
Balance, end of year	$1,507,916	$1,525,807	$1,525,413
The following is a reconciliation of the accumulated depreciation for the years ended December 31, 2020, 2019 and 2018 (in thousands):
	Year Ended December 31,
	2020	2019	2018
Balance, beginning of year	$338,184	$293,907	$231,625
Additions:
Depreciation expense	44,302	47,472	62,282
Deductions/Other:
Impairments	(13,572)	(2,520)	—
Other	—	(675)	—
Balance, end of year	$368,914	$338,184	$293,907